Exhibit 99.1 ANNUAL REPORT 2023

LETTER TO OUR WHO WE ARE OUR DIVERSIFIED OUR IMPACT SHAREHOLDERS KEY FIGURES 2023 OUR GLOBAL PURPOSE AND WHAT WE BREW OUR ROUTE TO MARKET FOOTPRINT 2023 IN REVIEW OUR STRATEGY IN OUR COMMUNITIES TABLE OF CONTENTS 02 07 12 50 LETTER TO OUR SHAREHOLDERS WHO WE ARE 2023 IN REVIEW FINANCIAL REPORT 7 AND WHAT WE BREW 04 21 158 10 KEY FIGURES 2023 OUR STRATEGY SUSTAINABILITY STATEMENTS OUR ROUTE TO MARKET LEAD AND GROW THE CATEGORY 25 DIGITIZE AND MONETIZE OUR ECOSYSTEM 31 OPTIMIZE OUR BUSINESS 34 06 188 11 OUR GLOBAL PURPOSE CORPORATE GOVERNANCE OUR DIVERSIFIED FOOTPRINT 37 STATEMENT OUR IMPACT IN OUR COMMUNITIES THIS IS AN INTERACTIVE REPORT: WHEN YOU SEE THIS ICON, CLICK TO LEARN MORE AB InBev - Annual report 2023 - 1

AB InBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | OUR STRATEGY | OUR IMPACT IN OUR COMMUNITIES

LETTER TO OUR **SHAREHOLDERS**

Creating a future with more cheers

Our business delivered another year of consistent profitable growth, with an EBITDA increase of 7.0%, in-line with our medium-term growth ambition and outlook for the year. While our full growth potential was constrained by the performance of our US business, we remained true to our purpose and laser focused on the execution of our strategy.

We made disciplined revenue management and resource allocation choices, delivering broad-based growth with top- and bottom-line increases in four of our five operating regions. Our results are a testament to the strength of the beer category, resilience of our business and people, consistent execution of our replicable growth drivers and our unwavering commitment to invest for long-term growth and value creation.

As with any year, there was success to celebrate and challenges from which to learn. We are taking the learnings and moving forward in a stronger position to realize our full growth potential.

Delivering consistent profitable growth

Our top-line increased by 7.8% in FY23, with revenue growth in more than 85% of our markets, driven by a revenue per hl increase of 9.9% as a result of pricing actions, ongoing premiumization and other revenue management initiatives. Volumes declined by 1.7% as growth in many of our emerging and developing markets was primarily offset by performance in the US and a soft industry in Europe.

EBITDA increased by 7.0%, with our top-line growth partially offset by anticipated transactional FX and commodity cost headwinds and increased sales and marketing investments. Underlying EPS was 3.05 USD, an increase of 0.02 USD per share versus FY22.

Progressing our strategic priorities

Lead and grow the category

We remain focused on the consistent execution of our five proven and replicable category expansion levers. In FY23, the beer and beyond beer category continued to gain share of alcohol by volume globally, led by gains in South America and China, according to Euromonitor.

We focused our investments behind the megabrands in our portfolio that are driving the majority of our growth and the global mega platforms that consumers love and that bring people together. Our portfolio of brands is unparalleled, with 7 out of the top 10 most valuable beer brands in the world, according to Kantar BrandZ, and 20 iconic billion-dollar revenue beer brands. The combination of our iconic brands with mega platforms such as the Olympics, FIFA World Cup™, Copa America, NFL, UFC, NBA, Lollapalooza and Tomorrowland has us uniquely positioned to lead and grow the category.

The relevance, authenticity and effective creativity of our marketing work continues to be recognized. At the 2023 Cannes Lions International Festival of Creativity, campaigns and brands from all 5 of our operating regions were awarded and we were honored to be named as the Creative Marketer of the Year for the second year in a row.

- **Category Participation:** In FY23, the percentage of consumers purchasing our portfolio of brands increased or remained stable in the majority of our markets, according to our estimates. Our brand, pack and liquid innovations drove increased participation with female consumers across key markets in Africa, Latin America and Europe, and new legal drinking age consumers in the US and Canada.
- **Core Superiority:** Our mainstream portfolio delivered high-single digit revenue growth in FY23 with double-digit growth in markets such as South Africa, Colombia and Dominican Republic. Our mainstream brands gained or maintained share of segment in the majority of our key markets, according to our estimates.
- **Occasions Development:** Our global no-alcohol beer portfolio continued to outperform, delivering high-teens revenue growth in FY23, with our performance driven by Budweiser Zero and Corona Cero. Our digital direct-to-consumer products enabled us to develop deep consumer insights and new consumption occasions, such as Corona Sunset Hours, Brahma Soccer Wednesdays and increased in-home consumption of returnable glass bottle packs.
- **Premiumization:** Our above core beer portfolio grew revenue by low-teens in FY23, with our premium and super premium brands gaining share



In 2023, the fundamental strengths of our business delivered another year of profitable growth in the context of some challenges. The combination of our global scale, diversified footprint, industry-leading brands and superior profitability are a compelling platform to drive growth. Our people are highly engaged and worked tirelessly this year to execute our strategy and deliver strong results while supporting our partners and communities. The Board of Directors and the management team remain focused on generating long-term value for all our stakeholders and delivering on our purpose to create a future with more cheers.

Marty Barrington

AB InBev - Annual report 2023 - 2

AB InBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | OUR STRATEGY | OUR IMPACT IN OUR COMMUNITIES

of segment in a number of key markets, including South Africa, Mexico and Brazil, according to our estimates. Our global megabrands grew revenue by 18.2% outside of their home markets led by Corona which grew by 22.1%. Budweiser delivered a revenue increase of 17.1%, with broad-based growth in more than 25 markets, Stella Artois grew by 18.8% and Michelob Ultra by 7.5%.

- **Beyond Beer:** In FY23, our Beyond Beer business contributed approximately 1.5 billion USD of revenue and grew by mid-single digits, as growth globally was partially offset by the performance of malt-based seltzer in the US. Growth was primarily driven by Brutal Fruit and Flying Fish in Africa, our spirits based ready-to-drink portfolio in the US and Beats in Brazil, all of which grew revenue by double-digits.

Digitize and monetize our ecosystem

The digital transformation of our route to consumer is a fundamental evolution in how we do business and serve our customers. Our digital platforms are enabling us to increase the distribution of our brands, reduce our cost to serve and improve our relationship with customers and consumers. It is a key competitive advantage, and we continue to explore new ways to monetize our digital and physical assets to create additional profitable revenue streams.

- **Digitizing our relationships with our more than six million customers globally:** As of 31 December 2023, BEES was live in 26 markets, with approximately 70% of our 4Q23 revenues captured through B2B digital platforms. In FY23, BEES reached 3.7 million monthly active users and captured 39.8 billion USD in gross merchandise value (GMV), growth of 27% versus FY22.

  BEES Marketplace was live in 15 markets with 67% of BEES customers also Marketplace buyers. Marketplace captured approximately 1.5 billion USD in GMV from sales of third-party products this year, growth of 52% versus FY22.

- **Leading the way in DTC solutions:** Our omnichannel direct-to-consumer (DTC) ecosystem of digital and physical products generated revenue of approximately 1.5 billion USD this year. Our DTC megabrands, Zé Delivery, TaDa and PerfectDraft are available in 21 markets, fulfilled over 69 million e-commerce orders and generated revenue of more than 550 million USD in FY23, growth of 15% versus FY22.

- **Unlocking value from our ecosystem:** We continue to explore opportunities to generate scalable incremental revenue streams for our business through EverGrain, our upcycled barley ingredients company, and Biobrew, our precision fermentation venture.

Optimize our business

- **Maximizing value creation:** Our objective to maximize long-term value creation is driven by our focus on three areas: optimized resource allocation, robust risk management and an efficient capital structure. Our culture of everyday financial discipline enables us to optimize resource allocation and invest for growth. In FY23, we invested 11.6 billion USD in capex and sales and marketing while delivering free cash flow of approximately 8.8 billion USD, a 0.3 billion USD increase versus FY22.

  We continued to deleverage, reducing gross debt by 1.8 billion USD to reach 78.1 billion USD, resulting in a net debt to EBITDA ratio of 3.38x as of 31 December 2023. Our robust risk management was recognized earlier this year with a credit rating upgrade from Baa1 to A3 by Moody's and from BBB+ to A- by S&P.

  As a result, we have additional flexibility in our capital allocation choices. The AB InBev Board of Directors has proposed a full year dividend of 0.82 EUR per share, a 9% increase versus FY22. In addition, as of 23rd February 2024 we have completed nearly 90% of our 1 billion USD share buyback program announced on 31 October 2023.

- **Advancing our sustainability priorities:** In FY23, we continued to make progress towards our ambitious 2025 Sustainability Goals. We contracted the equivalent of 100% of our global purchased electricity volume from renewable sources with 73.6% operational. Since 2017, we reduced our absolute GHG emissions across Scopes 1 and 2 by 44% and GHG emissions intensity across Scopes 1, 2 and 3 by 24.2%. In Sustainable Agriculture, 95% of our direct farmers met our criteria for skilled, 92% for connected and 86% for financially empowered. In Water Stewardship, we are investing in restoration and conservation efforts across 100% of our sites in high stress areas, with 56% of sites in scope for our 2025 goal already seeing measurable improvement in watershed health. For Circular Packaging, 77.5% of our products were in packaging that was returnable or made from majority recycled content. We are also progressing on our ambition to achieve net zero by 2040, with 36 lighthouse projects implemented worldwide in 2023.


Large & Growing Category
Gaining Share of Throat
Leadership Advantages
Unparalleled Footprint & Scale
Replicable Growth Drivers
Iconic Megabrands & Digital Products
Superior Profitability
Margins & Free Cash Flow
TOTAL SHAREHOLDER RETURN
ABInBev

In recognition of our leadership in corporate transparency and performance on climate change and water security, we were awarded a double A score by CDP.

We are committed to Smart Drinking and improving moderation habits all over the world. Since 2016, we have invested 900 million USD in social norms marketing and are on track to deliver our 1 billion USD goal by 2025. We have also undertaken the largest voluntary guidance labeling initiative, with 100% of our labels now featuring Smart Drinking icons and moderation actionable messages in 26 markets.

→ PLEASE REFER TO OUR SUSTAINABILITY STATEMENTS IN OUR 2023 ANNUAL REPORT HERE FOR FURTHER DETAILS.

Looking forward

As we reflect on 2023, while our full potential was constrained, the fundamental strengths of our business drove another year of consistent profitable growth. Beer is a large, profitable and growing category, gaining share of alcohol globally and with significant headroom for premiumization. Our diversified footprint, global scale and unparalleled ecosystem uniquely position us to lead and grow the category. We have replicable growth drivers such as our portfolio of megabrands that consumers love, digital products that unlock value and a category expansion model that drives organic growth. Our business generates superior profitability and cash generation, and our dynamic capital allocation framework provides us flexibility to maximize value creation. The resilience, relentless commitment and deep ownership culture of our people is truly unwavering, and we thank all our colleagues globally for their hard work and dedication.

Looking ahead to 2024, our purpose as a company remains as relevant as ever. Guided by our strategy and our focus on customer and consumer centricity, we are energized about the opportunities ahead to activate the category through our megabrands and platforms. We believe in the potential of the beer category, the fundamentals of our company and our people, and our ability to generate superior long-term value and create a future with more cheers.

Marty Barrington
Chairman of the Board

Michel Doukeris
Chief Executive Officer

AB InBev - Annual report 2023 - 3

LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | OUR STRATEGY | OUR IMPACT IN OUR COMMUNITIES


Corona
Extra
4.5% Alc./Vol.
BEER

KEY FIGURES **2023**

PERFORMANCE

59.4 billion USD
revenue

505.90 million hl
beer volume

20.0 billion USD
EBITDA

7.0%
organic EBITDA growth

$3.05
underlying EPS

OPERATIONS

172
major breweries

~50
countries with operations

DIGITAL TRANSFORMATION

~70%
global annual revenue comes from digital channels

39.8 billion USD
of gross merchandise value captured through BEES

BRAND AWARDS

308
beer awards won at major international competitions in 2023

150+ medals
at the 2023 World Beer Awards, with seven beers earning 'World's Best' status

7
out of the top 10 most valuable beer brands in the world are brewed by us

INNOVATION

~6 billion USD
revenue contributions from our innovations

MARKETING AWARDS

48
Cannes Lions awards, including Creative Marketer of the Year for the second consecutive year

22 SILVER

10 GOLD

16 BRONZE

CREATIVE MARKETER OF THE YEAR



AB InBev - Annual report 2023 - 4

LETTER TO OUR WHO WE ARE OUR DIVERSIFIED OUR IMPACT SHAREHOLDERS KEY FIGURES 2023 OUR GLOBAL PURPOSE AND WHAT WE BREW OUR ROUTE TO MARKET FOOTPRINT 2023 IN REVIEW OUR STRATEGY IN OUR COMMUNITIES SUSTAINABILITY SMART DRINKING PEOPLE 17.9% 900 million USD 155,000 improvements in water investment in social norms marketing colleagues efficiency since 2017 since 2016* 24.2% 135 54% nationalities represented reduction in Scopes 1, 2, and of our portfolio is 4.5% 3 emissions per hectoliter of ABV or below production since 2017 Implemented Women in leadership largest voluntary beverage 44.0% alcohol labeling initiative reduction in Scopes 1 and 2 absolute by placing smart drinking icons and emissions since 2017 actionable messages in all our beers in 26 countries where labeling is not required 100% renewable electricity contracted COMMUNITY SUPPORT 2017 2018 2019 2020 2021 2022 2023 ~6.5 million cans of emergency drinking water Women in senior management in our company delivered to those in need *472 million USD of the total amount has been validated through an independent external auditor. The remaining investment figures are under review. Total investment could potentially change based on results of external assurance process results. These sustainability key figures are subject to the same caveats as stated in the full disclosure of our sustainability statements. For more information, see the full disclosures in the sustainability statements on page 158. AB InBev - Annual report 2023 - 5 19% 20% 22% 24% 26% 28% 29%

LETTER TO OUR WHO WE ARE OUR DIVERSIFIED OUR IMPACT SHAREHOLDERS KEY FIGURES 2023 OUR GLOBAL PURPOSE AND WHAT WE BREW OUR ROUTE TO MARKET FOOTPRINT 2023 IN REVIEW OUR STRATEGY IN OUR COMMUNITIES OUR GLOBAL PURPOSE We dream big to create a future with more cheers. AB InBev always dreams big. It’s our culture, our heritage and our future. We provide opportunities for our people, lift our neighbors and make a meaningful impact on the world. We’re creating a future that everyone can celebrate and share. A future with more cheers. AB InBev - Annual report 2023 - 6

LETTER TO OUR WHO WE ARE OUR DIVERSIFIED OUR IMPACT SHAREHOLDERS KEY FIGURES 2023 OUR GLOBAL PURPOSE AND WHAT WE BREW OUR ROUTE TO MARKET FOOTPRINT 2023 IN REVIEW OUR STRATEGY IN OUR COMMUNITIES WHO WE ARE AND We are Owners who… WHAT WE BREW 01 Dream big 02 Lead by example and take accountability 03 A ttract and develop great people 04 Build brands consumers love 05 Grow with customers and communities Our 10 Principles guide how we do business. 06 Prioritize simple and scalable solutions Our culture of ownership defines who we are and what we do. It’s the reason we build strong teams 07 Manage costs tightly and support each other. Together, we deliver solid results. Our 10 Principles shape how we make decisions 08 Think long-term and guide how we do business. They are at the core of our culture and align closely to our company purpose and strategy: 09 Striv e for superior results 10 Never take shortcuts LEARN ABOUT OUR TEN BREWING PRINCIPLES AB InBev - Annual report 2023 - 7

AB InBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | **WHO WE ARE AND WHAT WE BREW** | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | OUR STRATEGY | OUR IMPACT IN OUR COMMUNITIES

Our passion for beer is at the heart of everything we do.

We are proud of the quality of our brands. Our superior products and deep understanding of our consumers, including their unique needs and occasions, enable us to create a future with more cheers.

Our passion for beer focuses on three components.

Quality

Our quality culture begins with sourcing the finest ingredients from the communities in which we operate. Innovative recipes and the continual improvement of our raw materials help strengthen local production processes, support farmers and contribute to the improvement of communities. Our passion results in great tasting beers. At the 2023 World Beer Awards, our beers won over 150 medals and seven were awarded 'World's Best' status.

Innovation

Through our industry-leading digital platforms, research labs, technology centers and accelerators we are gaining unprecedented insight into the needs of our consumers and customers to deliver more innovation, more occasions and more value for all our stakeholders. This year, we grew our **no-alcohol** beer portfolio 30%, offering more people more opportunities to celebrate even more cheers. Together with National Agrarian University – La Molina, we are developing Peru's first malting barley for the country's farmers and brewers.

Consumers

We infuse our passion for beer when connecting with over 2 billion consumers. Every day we work hard to earn the consumer preference that translates to us holding the #1 share position in 28 markets globally. For example, **Michelob Ultra** became the first global beer partner for the National Basketball Association (NBA), bringing joyful experiences to basketball fans around the world. **Stella Artois** gave consumers more reasons to sit around the table and share a meal with our "Let's Do Dinner" campaign.


Michelob
ULTRA

Sustainability is a key component to our value chain.

We continue to advance **our 2025 Sustainability Goals, across four key pillars: water, agriculture, climate and packaging**.

As the world's leading brewer, we are pursuing innovation and partnerships to build resilience and create shared prosperity across our value chain and communities.

READ MORE ABOUT OUR 2023 SUSTAINABILITY GOALS AND OUR PROGRESS


BEES Deliver
BEES Care
BEES
BEES Force
BEES Grow



Promoting moderation and Smart Drinking

Part of creating a future with more cheers involves encouraging **Smart Drinking** and moderation habits. Through engagement with retailers and partners, we're committed to promoting moderation and supporting consumers as they make safe and healthy choices during life's celebrations.

READ MORE ABOUT OUR COMMITMENT TO SMART DRINKING AND PROMOTING MODERATION

Digital Transformation

We have transformed and **digitized every touch-point along our route to market.** Approximately 70% of our global annual net revenue is now captured through digital channels.

Our purpose-built global B2B platform **BEES** allows us to sell more, sell more profitably and elevate our customer relationships. **BEES** not only provides customers with an always-on, personalized experience but, through its suite of products, enhances the roles of our sales, delivery, customer service, and call center teams. Additionally, our **Direct-To-Consumer** (DTC) business enables us to develop and leverage **deeper consumer insights**, helping us drive category growth by developing occasions, premiumizing the category and growing category participation.

AB InBev - Annual report 2023 - 8

ABInBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | OUR STRATEGY | OUR IMPACT IN OUR COMMUNITIES

Meeting consumers where they are: on the field, at the court and at the arena

Beer and sports are better together.

Beer is the beverage of moderation and choice and so we partner with the world's leading professional athletic organizations to foster connection, moderation and celebration so sporting fans can share their passion for sports over a celebratory beverage at the world's premier sporting events.

Stella Artois returned to **Wimbledon** as the official beer partner, in a multi-year agreement with the All-England Lawn Tennis Club, to bring consumers a premium beer experience.

This year, Michelob ULTRA announced a global expansion of its partnership with the **National Basketball Association (NBA)**, and renewed a partnership with CONMEBOL, the governing body of South American football, as the **Official Global Beer Partner of Copa América USA 2024™**, partnering with CONMEBOL Copa América champion and global football icon Lionel Messi. The brand also became the official North American beer partner of **Formula 1** (F1) team Williams Racing. Bud Light became the exclusive beer partner of the **Ultimate Fighting Championship** (UFC), renewed its longstanding league sponsorship with the **National Football League** (NFL) and supported US college football with a nation-wide **Backyard Tour**, complete with limited-edition cans, pre-game festivities, and a focus on preventing driving under the influence. In addition, Michelob ULTRA became the first sponsor of the **Women's Sports Network**, a 24-hour streaming channel dedicated to women in sports. AB InBev sponsored the **Superbowl** in 2023 with 2.5 minutes of advertising across Budweiser, Bud Light and Michelob ULTRA.


NBA

[redacted]


2.6
CARBS
95
ULTRA


ULTRA




STELLA ARTOIS
The Perfect Serve


BUD LIGHT
UFC
OFFICIAL BEER SPONSOR OF UFC
EASY TO DRINK
EASY TO ENJOY
BUD LIGHT

AB InBev - Annual report 2023 - 9

ABInBev
LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | OUR STRATEGY | OUR IMPACT IN OUR COMMUNITIES

OUR **ROUTE** TO **MARKET**

Our value chain begins with the best ingredients we can grow and continues through our breweries and manufacturers, then on to customers via our distributors before arriving to deliver more cheers to consumers on more occasions.


BEES
Ta-Da
Beer
SUPERMARKET

Farmers

Our farmers are responsible for providing the simple ingredients for our products. That is why we invest in research, crop advisory services and technology. We work through our mutual collaboration to continuously improve not only the high-quality products, but also the sustainability behind the way we grow crops, support farmers and create better communities.

Learn more about how we empower our farmers.

Breweries & manufacturers

Our 173 breweries, hop farms and barley malting facilities constantly review all aspects of our process to improve the quality of products, use sustainable materials where practical, create smarter packaging and look for ways to improve our farms, support our farmers and build stronger communities along the way.

Distributors

The beer sector provided ~23 million jobs among distributors, retailers and hospitality, their supply chains and in the consumer economy in 2019.[1] Our distributors ensure our products move safely and efficiently from our breweries to our customers. We are always looking for better ways to promote safety for our people – and for everyone on the road. We connect with customers digitally to provide them with an elevated shopping experience, while sales representatives, delivery drivers and customer service agents benefit from digital tools that allow them to provide better service to their customers and unlock growth.

1. Source: Oxford Economics

Customers

We partner with dedicated retailers, bar owners and wholesalers to responsibly bring our beers to our consumers, while supporting our customers' business growth. We are equipping our customers with the digital and financial tools they need to grow their business and are pursuing extraordinary execution of our brands in both the on- and off-premise.

Consumers

We brew great beer for our consumers to enjoy. We are always looking to serve up new ways to meet life's moments and create more occasions – with more cheers. We aim to connect with our consumers by offering meaningful brand experiences while promoting moderation and responsible consumption of alcohol.

AB InBev - Annual report 2023 - 10

LETTER TO OUR WHO WE ARE OUR DIVERSIFIED OUR IMPACT SHAREHOLDERS KEY FIGURES 2023 OUR GLOBAL PURPOSE AND WHAT WE BREW OUR ROUTE TO MARKET FOOTPRINT 2023 IN REVIEW OUR STRATEGY IN OUR COMMUNITIES OUR DIVERSIFIED FOOTPRINT Our diverse geographic footprint spans nearly 50 countries. Our diverse portfolio of well EMEA over 500 beer brands represents 1 out of every 4 beers sold in the world. 15% of global AB InBev volume 15% of AB InBev revenue 12% of normalized EBITDA North America APAC 15% of global AB InBev volume 16% 26% of global AB InBev volume of AB InBev revenue 12% 22% of AB InBev revenue of normalized EBITDA 10% of normalized EBITDA Middle Americas South America 25% 28% of global AB InBev volume of global AB InBev volume 28% 20% of AB InBev revenue of AB InBev revenue 37% 18% of normalized EBITDA of normalized EBITDA *Percentages are based on the share of AB InBev worldwide excluding Global Export and Holding Companies. AB InBev - Annual report 2023 - 11

LETTER TO OUR WHO WE ARE OUR DIVERSIFIED OUR IMPACT SHAREHOLDERS KEY FIGURES 2023 OUR GLOBAL PURPOSE AND WHAT WE BREW OUR ROUTE TO MARKET FOOTPRINT 2023 IN REVIEW OUR STRATEGY IN OUR COMMUNITIES 2023 2023 IN IN REVIEW REVIEW AB InBev - Annual report 2023 - 12

ABInBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | **2023 IN REVIEW** | OUR STRATEGY | OUR IMPACT IN OUR COMMUNITIES

GLOBAL HIGHLIGHTS

In 2023, here's how we continued to dream big to **Lead and Grow the category, Digitize and monetize our ecosystem and Optimize our business** – all to create a future with more cheers.

JAN



- In Colombia, Bavaria announced approximately 413 million USD investment toward a new brewery. The new facility will produce **Águila, Poker and Club Colombia brands**. It is expected to provide 350 direct and over 7,000 indirect jobs.
- We renewed a **partnership with the National Football League** (NFL) in the US with 3 minutes of advertising time supporting Bud Light, Michelob ULTRA, and Busch Light. An additional 30-second ad featuring Budweiser aired for regional audiences.

MAR



- **The AB InBev Europe and South African Breweries teams joined forces** to participate in **King Philippe and Queen Mathilde of Belgium's first official State Visit to South Africa.** SAB was also honored for contributions to South Africa's economic growth and for support of the unique Belgian beer culture.

FEB



- GITEC, our Global Innovation and Technology Center based in Leuven, Belgium, was honored with several **PAC Global Awards** for sustainable/innovative packaging.

APR



- **TaDa Delivery**, AB InBev's first global, direct-to-consumer (DTC) digital platform, celebrated one year in business. The app, built on delivering cold beverages in 30 minutes or less, currently has over 5,000 couriers in its 12 active markets across Latin America and South Africa.
- As a brand born at the beach, Corona kicked off the 2023 **Corona Sunsets Festival World Tour** in South Africa, followed by events in 11 countries around the globe. The festivals featured local entertainment, natural-focused food, creative workshops, art performances and an evening concert at sunset.

AB InBev - Annual report 2023 - 13

ABInBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | **2023 IN REVIEW** | OUR STRATEGY | OUR IMPACT IN OUR COMMUNITIES

MAY



- In partnership with **Together for Safer Roads (TSR)**, a coalition of AB InBev and private company partners focused on building cross-sector partnerships to improve fleet trucking safety, we implemented **Truck of the Future**, a road user detection system providing a full 360-degree view of vision around the vehicle and sharing real-time feedback on imminent risks, allowing fleet owners to understand their fleet drivers' levels of vision.
- In Brazil, Ambev launched a new can option for the unpasteurized beer, **Chopp Brahma**, previously only available in kegs. The innovation extends shelf life and allows more consumers to enjoy the popular brand.

JUN


Corona
Extra

- AB InBev made history as the **first-ever, back-to-back winner of Cannes Lions Creative Marketer of the Year**. This is the first time in the festival's 70-year history that any company has been selected for the honor in two consecutive years.
- In honor of 2023 **World Ocean Day**, Corona announced a new partnership with 4ocean. The '**River of Change**' joint initiative aims to remove one million pounds of plastic from Guatemala's Rio Motagua, one of Central America's most polluted river systems.
- We announced a multi-year sponsorship with Stella Artois as the Official Beer Partner of The Championships, **Wimbledon**. Michelob Ultra expanded our partnership with the **National Basketball Association** (NBA) to make Michelob Ultra the exclusive and worldwide Official Beer Partner of the NBA, Women's National Basketball Association (WNBA), and all of the NBA's affiliates.

JUL


Official Beer Sponsor for the
FIFA Women's World Cup
2023™ and
FIFA World Cup 2026™
FIFA
ABInBev

- Ranked #1 in the Consumer Products & Services Category and #10 overall in Fast Company's **"Best Workplaces for Innovators 2023"** for our continued support of small and midsize retailers though our digital platform, BEES.
- We extended our nearly 40-year partnership with the Fédération Internationale de Football Association (FIFA) as **the official beer sponsor of the FIFA Women's World Cup 2023™ and FIFA World Cup 2026™.**

AUG

- We began a new round of facility upgrades, including a **22.5 million USD investment in our Houston brewery**. This wave of funding builds on the success of a 2021 capital expenditure program, which included 1 billion USD over two years.
- We launched **Growing Retailers Innovatively Together (GRIT)**, a retailer training and development program, in the African markets to better support 701 bar and retail owners, 57.5% of whom were women. GRIT programs were replicated in Botswana, Uganda, Tanzania, Mozambique, Zambia and Ghana.
- Our 2023 social norms marketing campaign winners, Club Colombia and Budweiser Zero, developed creative programs designed to support Smart Drinking initiatives. Our two most impactful campaigns, **"Act Well"** and **"Budweiser Zero: The Official Beer of Your Cut-off Time,"** leveraged the power of celebrity influence and sports celebrations to encourage responsible drinking behaviors.


GRIT

AB InBev - Annual report 2023 - 14

AB InBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | OUR STRATEGY | OUR IMPACT IN OUR COMMUNITIES

SEP


ABInBev

- We invested **300 million USD in a Mexican processing facility** for locally-grown corn. The project is expected to create more than 1,000 jobs and benefit 20,000 Mexican farmers.
- At our **Capital Markets Day**, investors from across the globe gathered to discuss our corporate strategy and progress this year. The meeting took place in Mexico City, one of our fastest-growing developing markets. We presented our value creation story, our formula to create superior shareholder value: we operate in large and growing category, in which we have unique competitive advantages and we are accelerating organic growth by deploying our replicable toolkits that generate superior profitability.
- During the **United Nations (UN) General Assembly**, we reiterated our commitment to advancing the UN Sustainable Development Goals including our partnership with the United Nations Institute for Training and Research (UNITAR).

OCT


ESTILO SPATEN
NA OKTOBERFEST

- We celebrated **two of the world's largest beer festivals** with our brands Spaten and Löwenbräu at Oktoberfest in both Munich, Germany and Blumenau, Brazil.
- We launched a **"Shipping in own Container" sustainable** carton for **Corona Extra** in Germany that protects glass bottles without using a box-in-box to ship our product.
- We announced our partnership for Bud Light with the **Ultimate Fighting Championship** (UFC®) as the "Official Global Beer Partner of the UFC," providing brand visibility to more than 700 million fans in 170 countries.
- Our B2B digital commerce platform **BEES** has more than 3.7 million monthly active users.

NOV

- In November, we celebrated the 100th anniversary of **Brewery De Hoorn in Leuven, Belgium**, where the very first **Stella Artois** was brewed in 1926. To pay tribute to this important centennial, we launched limited-edition vintage cans inspired by the original Stella Artois packaging.


STELLA
ARTOIS

DEC


ULTRA

- **Michelob Ultra** renewed a partnership with the Confederación Sudamericana de Fútbol (CONMEBOL), the governing body of South American football, as the **Official Global Beer Partner of Copa América USA 2024™**. As part of this exciting announcement, **Lionel Messi**, a CONMEBOL Copa América champion and global football icon, will be a new Michelob Ultra brand ambassador.
- More than 70% of our global annual net revenue is now captured through **digital channels**.

AB InBev - Annual report 2023 - 15

ABInBev
LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | **2023 IN REVIEW** | OUR STRATEGY | OUR IMPACT IN OUR COMMUNITIES

ZONES **HIGHLIGHTS**

NORTH AMERICA

ZONE HEADQUARTERS: ST. LOUIS, MISSOURI, UNITED STATES


ULTRA

PERFORMANCE

90.1 million hl
volume

15.1 billion USD
revenue

4.7 billion USD
EBITDA

KEY BRANDS


ULTRA
STELLA ARTOIS
KONA
LIME MARGARITA
NÜTRL
BUSCH LIGHT
BUD LIGHT

- 2023 was a challenging year for our business. In April, negative publicity around Bud Light resulted in volume decline for the brand. Our teams showed remarkable resilience and agility, taking many actions to **support our people, our wholesaler partners and our brands**:
  - We stepped up to support our front-line employees and provided financial assistance to our wholesaler partners.
  - We increased the media investment behind our brands.
  - We expanded our long-standing partnership with Folds of Honor including bringing the NFL and Bud Light together to also support first responders.
- Bud Light returned as the **Official Beer of the UFC** in the US as part of a multiyear marketing partnership between Anheuser-Busch and the world's premier mixed martial arts organization. With this sponsorship, in the U.S., Bud Light will bring easy enjoyment to fans with 360-degree programming, including custom social and digital content, broadcast integration, on-site presence, and more.
- **Michelob ULTRA partnered with Williams Racing** to provide 21+ racing fans with premier experiences across all the Formula 1 North American Grand Prix – Miami, Montreal, Austin and Las Vegas.
- We produced and distributed **3.8 million cans of clean drinking water to communities in the US impacted by natural disasters**.
- **Busch Light**, a devoted supporter of the agricultural community, announced its third annual release of limited-editions **Busch Light Corn Cans**. The program honors America's farmers and raises awareness for Busch Light's longtime partner, **Farm Rescue**.
- We partnered with MADD and Uber to expand the **"Decide to Ride" campaign,** which aims to bring an end to driving while under the influence of alcohol. The campaign reminds consumers, "If you drink, don't drive. Decide to Ride."

AB InBev - Annual report 2023 - 16

AB InBev
LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | **2023 IN REVIEW** | OUR STRATEGY | OUR IMPACT IN OUR COMMUNITIES

MIDDLE AMERICA

ZONE HEADQUARTERS: MEXICO CITY, MEXICO

KEY BRANDS


Corona Extra
Presidente
AGUILA
Modelo
POKER


Corona Extra

PERFORMANCE

148.7 million hl
volume

16.3 billion USD
revenue

7.7 billion USD
EBITDA

HIGHLIGHTS

> **Michelob Ultra made gains throughout the zone** with both the brand's first returnable bottle and the launch of Michelob Seltzeritas in 4 refreshing fruit flavors – watermelon, pear, strawberry and peach.

> We invested 430 million USD to construct our **new Atlántico brewery in Colombia**, which is slated to start operations in 2024.

> In partnership with Millfoods, we announced an **investment of 300 USD million** to build a facility to process locally grown corn in Guanajuato, Mexico. The project is expected to create more than 1,000 jobs and benefit 20,000 Mexican farmers by 2024.

> In Mexico, we launched the **Pacifico Returnable 1 liter bottle**, as well as a special-edition Victoria Cempasúchil 210 ml bottle.

> **Nativa** launched a Cannes Lions award-winning sustainable initiative called **Nativa Meter**. Each bottle features a rain gauge that explains how rainfall affects local crops.

> We launched an **innovative primary packaging** developed at our Global Innovation and Technology Center (GITEC). The twelve-ounce "Supercan" uses less aluminum and features equal strength, an optimized neck, bottom and diameter.

> Across Peru, we have invested to provide **6,000 retailers nationwide** with cold equipment to help boost growth, improve service and contribute as strategic partners.

> 5,000 small- and microbusiness owners graduated from the Finance Course of our "**Emprendedores**" program with new skills in accounting, inventory preparation, public services, earnings, savings, credit and more .

> We donated 800 million gallons of water from our Mexico City brewery to the surrounding community. This represented **40% of all donated water from the private sector to Mexico City**.

> We launched **"ReciParche" in Colombia in alliance with our packaging suppliers to strengthen recycling associations.** The program impacts 105 organizations, including 5,000 recyclers with a focus on glass and PET recovery.

> We invested 9 million USD in telemetry and AI-powered capabilities to **support 6,000 drivers** by remotely monitoring traffic, mileage, engine temperatures, fuel consumption, driver fatigue, distraction and collision risks. We also extended our BEES ecosystem, better connecting drivers with logistics teams and retailers through the BEES Deliver app in Panama.

AB InBev - Annual report 2023 - 17

LETTER TO OUR WHO WE ARE OUR DIVERSIFIED OUR IMPACT SHAREHOLDERS KEY FIGURES 2023 OUR GLOBAL PURPOSE AND WHAT WE BREW OUR ROUTE TO MARKET FOOTPRINT 2023 IN REVIEW OUR STRATEGY IN OUR COMMUNITIES SOUTH AMERICA ZONE HEADQUARTERS: SÃO PAULO, BRAZIL KEY BRANDS HIGHLIGHTS > In Brazil, we launched Stella Artois Pure Gold, a PERFORMANCE low-calorie, gluten-free beer with all the rich taste of Stella Artois. > Thr ough an innovative process, we were able to launch Chopp Brahma in the can. This 162.5 million hl unpasteurized beer was previously only available in volume kegs at bars and restaurants. > We launched B-Mix in Chile, a sweet lager with lemon, to appeal to those who want a crisp-tasting 12.0 billion USD beer experience. revenue > Our TaDa Delivery app is available in Argentina, Paraguay, Bolivia and recently launched in Uruguay. 3.9 billion USD The app grew orders by 45% last year. EBITDA > W e launched Bud66, the first premium beer from Paraguay that comes in a returnable bottle. > Zé Delivery, our on-demand delivery service in Brazil, launched Zé Compensa rewards for our consumers, a points system that offers event tickets, discounts, and other benefits, both on our Zé delivery app as well as with participating customers. AB InBev - Annual report 2023 - 18

ABInBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | OUR STRATEGY | OUR IMPACT IN OUR COMMUNITIES

APAC

ZONE HEADQUARTERS: HONG KONG SAR, CHINA


cass
Lemon Squeeze
카스 레몬 스퀴즈

PERFORMANCE

92.7 million hl
volume

6.8 billion USD
revenue

2.2 billion USD
EBITDA

KEY BRANDS


Corona Extra
cass

HIGHLIGHTS

- After a multi-year lime shortage, Corona began the "**Extra Lime**" project that worked directly with local officials, experts, and farmers of Anyue, China to grow its own crop of premium limes. The high-quality citrus was sold next to, and included in, Corona bundle packs to reinforce the brand's lime ritual. The project unleashed local economic potential by connecting farmers with Budweiser China's brand resources. A portion of the proceeds from lime sales benefited the growers. **The campaign has evolved into a dynamic social enterprise business model and has earned China's first Titanium Lion and Silver Lion award in the Creative Business Transformation category at Cannes.**

See the video

- We continued to premiumize the Budweiser brand across China with the expansion of **Budweiser Supreme** and **Budweiser Magnum**. Our premiumization, digitization and expansion strategies are set to lead the industry.
- In South Korea, we launched a **Cass summer campaign** that culminated in the CassCool Festival, which introduced the limited-edition Cass Lemon Squeeze.
- India became the **fourth largest market globally** for the Budweiser brand.
- We have donated over 2.5 million **cans of emergency drinking water** to communities in need since 2015.
- We have **2 carbon-neutral breweries in China** (Wuhan and Jiamusi) and were able to reduce our water usage in beer production to 2.03 hl/hl across APAC, a 32.1% decrease compared to the 2017 baseline. .
- BEES, AB InBev's digital B2B commerce platform, has been expanded to around **260 cities** and represented approximately **70%** of our China revenue in December.
- We launched **20+ smart drinking and road safety initiatives** across APAC.

AB InBev - Annual report 2023 - 19

AB InBev
LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | **2023 IN REVIEW** | OUR STRATEGY | OUR IMPACT IN OUR COMMUNITIES

EMEA

ZONE HEADQUARTERS EUROPE: LEUVEN, BELGIUM

EUROPE HIGHLIGHTS

- We continued to premiumize our portfolio in Europe with **Corona, Stella Artois and Leffe driving the growth**.
- During the **Women's FIFA World Cup 2023™**, Budweiser created meaningful experiences for fans around the world. As Budweiser has been a proud sponsor of England's Women's National Team since 2019, in 2023, Jupiler became the official sponsor of Belgium's Women's National Team.
- We continued scaling our **non-alcohol beer portfolio** with Corona Cero doubling volume vs 2022. Corona Cero was the fastest growing no- and low-alcohol beer (NABLAB) Lager brand in the UK in 2023.
- We launched **BEES** in Belgium, The Netherlands and Canary Islands (Spain).
- **PerfectDraft™** beer machines are in more households than there are pubs and bars in the UK & France. Since launching the new PerfectDraft app last May, app users have grown five times.
- At our Jupiler brewery in Belgium we **invested several million USD** to to transform husk biomass from milling processes into energy.



PERFORMANCE

90.2 million hl
volume

8.6 billion USD
revenue

2.6 billion USD
EBITDA

KEY BRANDS



ZONE HEADQUARTERS AFRICA: JOHANNESBURG, SOUTH AFRICA

AFRICA HIGHLIGHTS

- **Our beer business grew ahead of the industry in Africa, with premium category growth led by Corona. In South Africa, our Beyond Beer portfolio grew ahead of the industry** and expanded through the launch of two innovations, Flying Fish Dry Apple and Brutal Fruit Litchi Sèche to meet growing consumer needs within the market.
- To maintain and grow its relevance in critical beer occasions, South African Breweries (SAB) renewed its sponsorship with the **World Champion Springboks** while expanding our soccer sponsorships in one of the **largest soccer tournaments in South Africa, the Carling Knockout Competition**.
- The South African Breweries **invested 34 million USD** to expand and improve our Ibhayi Brewery's operations and infrastructure.
- We invested 80 million USD to **double the capacity of our Lusaka plant in Zambia**, enabling cassava-based product and reducing our reliance on imports.
- Investments were also made into our flagship **Kilimanjaro Malting Plant in Moshi, Tanzania**. The investment is aimed at scaling local purchases of barley, **improving the livelihoods of local farmers**.
- In South Africa and Uganda, we achieved 95% of our sales through our digital platform **BEES** and 74% of sales in Tanzania.
- SAB launched a **national radio series**, "Zikhethele – Isingumo Ngesakho ("Make a Decision – The Choice is Yours"). The stories encourage responsible consumption of alcohol.

KEY BRANDS



AB InBev - Annual report 2023 - 20

AB InBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | **OUR STRATEGY** | OUR IMPACT IN OUR COMMUNITIES



OUR STRATEGY

Strategic Pillars


1
Lead and grow the category
2
Digitize and monetize our ecosystem
3
Optimize our business

We are focused on driving organic growth and long-term value creation through three strategic pillars: 1) lead and grow the category, 2) digitize and monetize our ecosystem and 3) optimize our business.

Our strategy provides clear objectives for both our colleagues and our stakeholders by focusing on our growth drivers: the beer category, opportunities beyond beer and new businesses that use our capabilities and ecosystems.

Growth Drivers in our ecosystem

The beer category

Beer is big, profitable and growing. We are uniquely positioned to lead and grow the category with our unequalled global footprint, industry-leading portfolio of megabrands, replicable toolkits and operational excellence. Beer continues to be our core business and represents a sizable opportunity for us and our ecosystem.

Beyond beer

Our beyond beer portfolio addresses evolving consumer tastes, capturing new occasions and driving incremental growth for our business.

Digital Transformation

We use the power of technology to meet consumer and customer needs. Our digital platforms help us accelerate our core business and enable us to monetize our ecosystem unlocking incremental profitable growth opportunities. BEES, our business-to-business digital commerce platform, is live in 26 markets and interacts with more than 3.7 million monthly active users. In the emerging biotech field, we continue to explore opportunities to generate scalable incremental revenue streams for our business leveraging our core brewing and fermentation capabilities.

AB InBev - Annual report 2023 - 21

ABInBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | OUR STRATEGY | OUR IMPACT IN OUR COMMUNITIES

1 Lead and Grow the Category

Beer is loved and resilient

Made with simple ingredients, beer is fundamentally local, grown by local farmers and is often a major part of local communities and economies. People across geographies and socioeconomic groups are passionate about their favorite brands.

Beer is big and profitable

Beer is the largest single category within Consumer-Packaged Goods (CPG) and is highly profitable relative to other CPG categories. Beer has been growing in volume and share of throat in the last five years globally and is projected to grow both in volume and share of throat over the next five years.[1] The beer category also has one of the largest opportunities for premiumization. The Premium mix of the total category for beer is estimated at 16% compared to 32% for hard liquor. Meanwhile, premium beer is at least 30% more profitable than the overall category.[2]

Our footprint captures unique growth opportunities

Every day we work to earn our consumers' preference. **We sell one out of every four beers in the world** and account for approximately one-third of the global beer profit pool. **We have the number one profit share position in seven of the world's top ten beer profit pools**, and we have leading positions in seven of the top ten largest future volume growth markets.

[redacted]

6 million
customers around the world





[redacted]

We drive growth with our replicable Category Expansion Model

This model focuses on five proven category expansion levers which are scalable across our markets:

Category participation

We are making the beer category more accessible, inviting more LDA consumers to participate in beer through differentiated brand, pack and liquid offerings.

Core superiority

We are strengthening our core portfolio by elevating our products, positioning, platforms and value proposition.

Occasions development

We are expanding beer consumption beyond traditional occasions through our no-alcohol offerings **such as Corona Cero, which launched in 7 markets in 2023**; developing brands focused on the meals occasion such as Stella Artois and Victoria in Mexico and increasing relevance in the in-home occasion through our digital direct-to-consumer brands.

Premiumization

We are leading in the global premium and super-premium segment[3], providing consumers with our industry-leading portfolio of above-core brands. As an ongoing trend, premiumization presents multiple opportunities for growth. Our global brand portfolio of Corona, Budweiser, Stella Artois and Michelob Ultra has been purpose-built to address various consumer needs and occasions.

Beyond beer

We are innovating to expand the category and meet new consumer occasions. We have identified relevant occasions to position our beyond beer portfolio, including party mixes **(Beats in Brazil)**, flavorful and refreshing **(Flying Fish and Brutal Fruit in South Africa)**, light and refreshing **(NÜTRL in North America)** and bar-quality cocktails **(Cutwater Spirits in North America)**.

1. Source: Euromonitor
2. Source: company data
3. Source: Plato Logic

AB InBev - Annual report 2023 - 22

AB InBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | OUR STRATEGY | OUR IMPACT IN OUR COMMUNITIES

[redacted]






PESSOAS INCRÍVEIS!
Zé

2 billion
consumers across our ecosystem


BEES

[redacted]

2 Digitize and Monetize our Ecosystem

The second pillar of our strategy focuses on unlocking value from our existing assets and expanding our addressable market through the digitization and monetization of our ecosystem. We have over 200 breweries and an unmatched **route to market that enables us to reach two billion consumers, six million customers, and generates ten million weekly transactions.**

New technological capabilities have unlocked more ways for us to create value from our ecosystem.

Here's how we do it:

BEES, our purpose-built global B2B platform, has transformed how we sell by **digitizing every touch-point along our route to market** allowing us to sell more, sell more profitably and elevate our customer relationships.

BEES not only provides customers with an always-on, personalized experience that has been built to address their needs, its suite of products also enhances the roles of our sales, delivery, customer service, and call center teams.

In 2023, BEES served 3.7 million monthly active users across 26 markets and approximately **70% of our 4Q23 global net revenue is now digital.** The platform has captured **39.8 billion USD in gross merchandise value** and our Net Promoter Score is 60, more than 30 points higher than when we started this journey.

BEES has also allowed us to extend our relationship with retailers by offering them third-party products through our marketplace business. As of December 2023 our Marketplace business was live in 15 markets and captured approximately **1.5 billion USD in gross merchandise value**. We currently partner with more than 200 companies, helping them to transform their own businesses through two partnership models. In the 1P model, we buy and sell third-party products using our existing physical and digital assets. In the 3P model, suppliers transform their own route-to-market by integrating BEES into their existing B2B processes, leveraging our digital assets.

Our Direct-To-Consumer (DTC) business enables us to develop deeper consumer insights and transform the way we engage with our consumers, helping us drive category growth by developing occasions, increasing premiumization of the category and growing category participation. Our digital DTC platforms include our on-demand delivery apps **Zé Delivery in Brazil and TaDa Delivery in Latin America and Africa** and our premium draft experience **PerfectDraft™ in Europe**.

AB InBev - Annual report 2023 - 23

ABInBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | OUR STRATEGY | OUR IMPACT IN OUR COMMUNITIES

[redacted]

3 Optimize our Business.

Our third objective is driven by our focus on three areas: optimized resource allocation, robust risk management and efficient capital structure.

Optimized resource allocation

In terms of both profitability and cash conversion, we are best-in-class among our fast-moving consumer goods peers, with an EBITDA margin of 33.6% and adjusted free cash flow as a percentage of revenue of 15%.

Robust risk management

We continue to deleverage and strengthen our balance sheet. We have no relevant medium-term refinancing needs, and our current cash position is sufficient to cover all our maturities in aggregate through 2026. Our debt portfolio has no financial covenants and comprises a variety of currencies diversifying our foreign exchange risk. Our bond portfolio has a very manageable pre-tax coupon of **approximately 4% with 98%** of the portfolio fixed rate.

Efficient capital structure

We are dynamically balancing our capital allocation priorities to maximize long-term value creation. We are focused on investing in our business to drive organic growth while balancing our leverage, return of cash to shareholders and pursuing selective mergers and acquisitions. In 2023, we reduced our gross debt by 1.8 billion USD to reach 3.38x net debt to EBITDA ratio. In addition, in 2023, we increased our full year 2022 dividend payment by 50% to 0.75 EUR per share and **initiated a 1 billion USD share buyback program which is nearly 90% complete.**


BEES







Our strategy comes to life in our footprint.

We simplified the way we manage our business through our four geographic clusters, based on macroeconomic and consumer trends:

- **Developing markets** (57% of global EBITDA[1]) such as Mexico, Brazil, Colombia and South Africa are seeing fast population, economic and per capita consumption growth across all segments. Our ambition is to premiumize the category and expand through the development of new occasions.
- **China** (8% of global EBITDA) is its own priority because of its size and unique operating environment. The growth of middle- and upper-economic consumers in China is unparalleled. Our ambition is to continue to invest in premiumization and expand our portfolio into new regions.
- **Developed markets** (29% of global EBITDA) consisting mostly of North America and Western Europe, tend to include those from upper economic brackets and involve constantly evolving consumer trends. Our ambition in these markets is to maintain the strength of our core offerings and build a strong portfolio in the above-premium and beyond beer segments.
- **Emerging markets** (7% of global EBITDA), such as India, Nigeria, Zambia and Mozambique, represent a sizeable, quickly-growing population, resulting in a multi-decade opportunity for beer growth. Our ambitions are to prepare for growing consumption in the beer category and ensure that we have superior offerings to enable more LDA consumers to participate in the beer category.

[redacted]

1 Percentage EBITDA contribution is based on share of AB InBev Worldwide EBITDA, excluding GEHC as of 31-Dec-2023; numbers do not sum to 100% due to rounding

AB InBev - Annual report 2023 - 24

LETTER TO OUR WHO WE ARE OUR DIVERSIFIED OUR IMPACT SHAREHOLDERS KEY FIGURES 2023 OUR GLOBAL PURPOSE AND WHAT WE BREW OUR ROUTE TO MARKET FOOTPRINT 2023 IN REVIEW OUR STRATEGY IN OUR COMMUNITIES LEAD AND GROW THE CATEGORY 3 1 Optimize Lead and Our Grow the Business Category 2 Digitize and Monetize Our Ecosystem AB InBev - Annual report 2023 - 25

LETTER TO OUR WHO WE ARE OUR DIVERSIFIED OUR IMPACT SHAREHOLDERS KEY FIGURES 2023 OUR GLOBAL PURPOSE AND WHAT WE BREW OUR ROUTE TO MARKET FOOTPRINT 2023 IN REVIEW OUR STRATEGY IN OUR COMMUNITIES LEAD AND GROW THE BEER CATEGORY Our global brands Celebrating with consumers As leaders of the beer continue to grow around the world category, we are investing We own 7 of the top 10 most valuable beer brands in 2023 was an opportunity to celebrate with fans the world, including Budweiser at number 1 and the while expanding our products into new occasions in premiumization, organic fastest growing brand by value, Corona, according around the world. During the Women’s FIFA World growth and portfolio TM to Kantar BrandZ. Corona led the growth of our global Cup 2023 , Budweiser helped create meaningful brands with a revenue increase of 22.1% outside experiences for fans from around the world. We optimization. We are of its home market. Budweiser grew by 17.1% and extended our nearly 40-year partnership with FIFA as reaching more consumers led the premium category in China. Stella Artois the official beer sponsor of the FIFA Women’s World on more occasions across grew revenues by 18.8%. In September, during our Cup 2023™ and FIFA World Cup 2026™. Capital Markets Day, we announced Michelob Ultra, We’ve enhanced our no- and low-alcohol portfolio, all markets with our best- which grew by 7.5%, as our fourth global brand, which now consists of 55 brands across 41 countries. in-class portfolio of global, complementing our portfolio to address all demand landscapes and lead the premiumization of the beer international, craft and category. specialty premium brands. AB InBev - Annual report 2023 - 26

LETTER TO OUR WHO WE ARE OUR DIVERSIFIED OUR IMPACT SHAREHOLDERS KEY FIGURES 2023 OUR GLOBAL PURPOSE AND WHAT WE BREW OUR ROUTE TO MARKET FOOTPRINT 2023 IN REVIEW OUR STRATEGY IN OUR COMMUNITIES Corona As a brand born at the beach, Corona is deeply connected to the natural world – encouraging consumers to unwind, reconnect with and preserve the beauty of nature. The 2023 Corona Sunsets Festival World Tour, a series of outdoor events in 11 countries, featured art, live music, workshops, performances, culinary experiences and a concert at dusk with the sunset as a backdrop. The events were produced with Corona’s non-profit partner, Oceanic Global, and were designed to promote sustainability. Budweiser Budweiser, with its heritage of Adolphus Busch’s American dream, celebrates and champions the greatness in all of us. This year Budweiser teamed up with The Premier League, bringing footballers and musicians together in “Behind The Game.” Hosted by former Arsenal striker and Hall of Fame inductee Ian Wright, the YouTube show focuses on creative processes and behind-the-scenes stories. We continue to expand Budweiser innovations, such as Budweiser Supreme and Budweiser Magnum in China, the brand's largest market globally by volume. On the eve of the Brit Awards 2023, Budweiser built a stage in London and hosted a free live and livestreamed performance with up-and-coming artists – complete with a complimentary Bud for Legal Drinking Age (LDA) consumers. AB InBev - Annual report 2023 - 27

AB InBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | **OUR STRATEGY** | OUR IMPACT IN OUR COMMUNITIES

Stella Artois

Stella Artois' brewery has been delivering cheers for over 600 years. As a brand born as a gift to the people of Leuven, Stella Artois is one of our leading global brands and the perfect complement to all food occasions.


STELLA ARTOIS

Stella Artois invites consumers back to the table

To inspire good company at mealtimes, Stella Artois sponsored the **"Let's Do Dinner" campaign, which resulted in The World's Most Fascinating Dinner**. Hosted by celebrities Matt Damon, Zoe Saldaña, Ludacris and Jeremy Allen White, dinner included a discussion with Matt Damon about his philanthropic efforts with Water.org, a music performance by Ryan Tedder and the perfect beer. Stella Artois and Water.org have partnered on many initiatives that aim to increase access to clean water and has already achieved water access for 4.5 million people around the world.

The brand renewed a multi-year sponsorship with the All England Lawn Tennis Club as the **Official Beer Partner of the Championships at Wimbledon**, and included the "Perfect Serve Award", recognizing players who deliver the best serves throughout the event.


STELLA ARTOIS

[redacted]


ULTRA
SUPERIOR LIGHT BEER

[redacted]

Michelob Ultra

Michelob Ultra is here to help consumers who want to enjoy a light, yet flavorful option to celebrate more cheers. The brand is meeting the needs of those searching for a superior light beer with fewer calories.

Michelob Ultra joins life's biggest celebrations

Michelob Ultra partnered with the National Basketball Association (NBA) as the exclusive and worldwide **Official Beer Partner of 25 of the NBA's 30 teams** from NBA, Women's National Basketball Association (WNBA), NBA G League, NBA 2K League, USA Basketball and Basketball Africa League (BAL).

The brand partnered with the PGA of America as the "Official Beer of the PGA Championship." Michelob ULTRA's "**Game On,**" a daily highlight show, features a bar on the set. The network has contracts with the Women's National Basketball Association, Ladies Professional Golf Association and US Ski and Snowboard divisions.

Michelob Ultra sought to make the joy of basketball accessible. Through spatial audio systems, a real-time braille reader and sensorial equipment, blind journalist Cameron Black was able to announce a New York Knicks vs. Cleveland Cavaliers game to a TV audience of 10.4 million viewers.

As the sponsor of Team USA and the Olympic Games of 2028 in Los Angeles, the brand is gaining recognition on the world's most elite global stages.

AB InBev - Annual report 2023 - 28

LETTER TO OUR WHO WE ARE OUR DIVERSIFIED OUR IMPACT SHAREHOLDERS KEY FIGURES 2023 OUR GLOBAL PURPOSE AND WHAT WE BREW OUR ROUTE TO MARKET FOOTPRINT 2023 IN REVIEW OUR STRATEGY IN OUR COMMUNITIES GROWTH IN BEYOND BEER Betting behind spirits-based Expanding flavored alcoholic The beyond beer RTDs beverages segment, both significant Spirits-based ready-to-drink (RTDs) are driving Flavored alcoholic beverages (FABs) also remain a the growth of beyond beer globally. In the US, we highly relevant segment. Here, we are expanding and incremental to our increased our efforts behind two brands: Cutwater, two winning propositions from South Africa to new business, continues to be which continued growth and solidified its position as markets. Brutal Fruit Spritzer expanded to Botswana, a growth driver, because the leading spirit-based cocktail, and NUTRL, which Mozambique and Zambia and was seeded in Ghana was the leading share gainer in the spirits-based and Brazil. Flying Fish has expanded now into 9 of its complementary seltzer segment, becoming the number 2 brand. In markets throughout Greater Africa (Mozambique, appeal that addresses Latin America, Mike’s continued its growth in priority Tanzania, Zambia, Uganda, Nigeria, Botswana, Namibia, markets Brazil, Colombia and Peru, with its simple yet Swaziland and South Africa). Within their home broader consumer needs appealing offering of Real Vodka + Real Juice. BEATS, market of South Africa, both of these brands have and offers an expanded the leading brand in Brazil, continued to innovate launched exciting innovations: Brutal Fruit Spritzer bringing inspiration from the popular Caipirinha Litchi Sèche and Flying Fish Dry Apple. portfolio to consumers cocktail with Caipi BEATS made with real cachaça. – on more occasions. Our global beyond beer business contributed revenue of approximately 1.5 billion USD in 2023. AB InBev - Annual report 2023 - 29

LETTER TO OUR WHO WE ARE OUR DIVERSIFIED OUR IMPACT SHAREHOLDERS KEY FIGURES 2023 OUR GLOBAL PURPOSE AND WHAT WE BREW OUR ROUTE TO MARKET FOOTPRINT 2023 IN REVIEW OUR STRATEGY IN OUR COMMUNITIES Leveraging our ecosystem in non alcoholic beverages Our non alcoholic beverages (NABev) portfolio is growing strong. Taking advantage of our global footprint, bottling and distribution expertise, and BEES' B2B capabilities, we continue to drive our partnerships with Coca-Cola and PepsiCo in multiple markets. Our soft drinks portfolio growth has been driven by the popularity of no- and low-sugar beverage options, notably the relaunch of Guarana Zero in Brazil, and investment in Pony Malta, a local icon in Colombia. Our energy drinks portfolio continues to grow across the board, driven by Fusion in Brazil, Fury in Honduras and El Salvador, and Rockstar in Argentina, serving consumer needs in daily affordable energy. In the premium energy segment, our partnership with Red Bull continues to expand, with distribution now in 9 countries. AB InBev - Annual report 2023 - 30

LETTER TO OUR WHO WE ARE OUR DIVERSIFIED OUR IMPACT SHAREHOLDERS KEY FIGURES 2023 OUR GLOBAL PURPOSE AND WHAT WE BREW OUR ROUTE TO MARKET FOOTPRINT 2023 IN REVIEW OUR STRATEGY IN OUR COMMUNITIES DIGITIZE AND 2023 MONETIZE IN REVIEW OUR ECOSYSTEM 3 1 Optimize Lead and Our Grow the Business Category 2 Digitize and Monetize Our Ecosystem AB InBev - Annual report 2023 - 31

ABInBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | OUR STRATEGY | OUR IMPACT IN OUR COMMUNITIES

CONNECTING WITH OUR **CUSTOMERS, CONSUMERS** AND **PARTNERS**



Customers around the world have been underserved, providing the opportunity to leverage technology and address their needs. BEES, our purpose-built global B2B platform, has transformed how we sell by digitizing every touch-point along our route-to-market providing customers with an elevated and personalized shopping experience and allowing us to sell more, sell more profitably, and elevate our customer relationships.

A GLOBAL MEGABRAND

26 countries
are using BEES

3.7 million
monthly active users on BEES platform

39.8 billion USD
of gross merchandise value captured through BEES

Personalized shopping experience

Retailers can browse products, place orders, arrange deliveries, earn rewards, manage invoices and access business insights – all in one place. We offer personalized shopping recommendations and can now communicate with them digitally, customizing what's most relevant for each retailer. More than 75% of BEES users say BEES is better than any other application that exists in their markets.

More than an app, a global platform

Our deep understanding of our customers' needs allows us to develop more effective technology to generate impact. BEES is more than an app. It's a multi-product ecosystem, digitizing and connecting every touch-point of our route-to-market in a single ecosystem, from sales representatives and call center agents to delivery drivers.

AI-driven personalization

BEES is a connected set of software products enabling each endpoint to leverage data generated by all others. This data enables BEES to leverage AI to personalize the experience of all users, whether they are retailers, sales representatives, call center agents, or delivery drivers.

A thriving marketplace

BEES has created a sizeable and profitable third-party products marketplace business. BEES partners with global Consumer Packaged Goods companies and iconic local brands to help them transform how they sell. Our marketplace business is thriving: live in 15 markets and capturing more than 1.5 billion USD in GMV, with 67% of BEES customers also Marketplace buyers.

AB InBev - Annual report 2023 - 32

ABInBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | **OUR STRATEGY** | OUR IMPACT IN OUR COMMUNITIES


Ta·Da
El nuevo delivery de Grupo Modelo

PerfectDraft™ serves directly more households than there are bars & pubs in the UK & France and delivers more than 40 beer brands that consumers love. With easy e-commerce ordering, the premium draft service seamlessly connects our breweries to consumers' homes.



Direct-to-consumer is enhancing our business

Our consumers are at the heart of everything we do. Our digital DTC business, **Zé Delivery, TaDa Delivery and PerfectDraft**, operates in 21 markets and fulfilled **69 million e-commerce orders**, allowing us to get closer to our consumers, solve their problems and provide the best experience across all beverage occasions.

Along with approximately 13,000 brick-and-mortar retail stores, such as Modelorama in Mexico, our omni-channel DTC ecosystem generated **1.5 billion USD** in revenue, in 2023.

Zé Delivery, our largest DTC business by revenue, is available to over 70% of the Brazilian population and **serves over 8 million consumers per year**, with a wide variety of categories offering consumers the products they want for the occasions we serve.

Zé Delivery can execute personalization at scale. For example, through the launch of **Corona Sunset Hours**, Zé Delivery is driving category growth and inviting consumers to relax and reconnect with friends in the early evening.

Growing the digital experience for our consumers

TaDa Delivery, our most recent launch, already serves over **60 major cities in 13 countries**, across Latin America and South Africa. It connects consumers with local retailers and distributors to deliver cold beverages to their door within 30 minutes.

Creating a unique, omnichannel engagement platform

BEES and DTC are collaborating to accelerate the digitization and monetization of our ecosystem through a unique omnichannel engagement platform.

We are unlocking synergies in three key areas:

> **Empowering customers** with insights and data

> **Improving assortments** through our marketplace

> **Expanding benefits** through omnichannel rewards programs

Unlocking Value from our Global Platform

In the emerging biotech field, we are applying our core brewing and fermentation capabilities to new areas. Our **EverGrain** products are made from barley used in the brewing process and transformed into high-quality protein ingredients. Sourcing more than three million metric tons of quality malting barley directly from 14,500 farmers every year, we produce 1.4 million tons of used grains from the brewing process with rich protein, fiber and fats which provide added value for the ingredient market.

Our **BioBrew** initiative aims to bring commercial scale to precision fermentation to create alternative protein products.


Corona Extra
Modelo
ULTRA
Victoria

1.5 billion USD
in revenue generated by our omni-channel DTC ecosystem in 2023.

AB InBev - Annual report 2023 - 33

LETTER TO OUR WHO WE ARE OUR DIVERSIFIED OUR IMPACT SHAREHOLDERS KEY FIGURES 2023 OUR GLOBAL PURPOSE AND WHAT WE BREW OUR ROUTE TO MARKET FOOTPRINT 2023 IN REVIEW OUR STRATEGY IN OUR COMMUNITIES OPTIMIZE 2023 OUR BUSINESS IN REVIEW 3 1 Optimize Lead and Our Grow the Business Category 2 Digitize and Monetize Our Ecosystem AB InBev - Annual report 2023 - 34

ABInBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | **OUR STRATEGY** | OUR IMPACT IN OUR COMMUNITIES

ROBUST RISK **MANAGEMENT**


Robust risk management: debt reduction priority has created a well-distributed bond maturity profile
Principal ($Bn)
12 000
11 000
10 000
9 000
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050 2051 2052 2053 2054 2055 2056 2057 2058 2059 2060

We continued to take steps to proactively de-risk and de-lever our balance sheet. We reduced our gross debt by 1.8 billion USD to 78.1 billion USD, resulting in net debt of 67.6 billion USD and a net debt-to-EBITDA ratio of 3.38x as of December 31, 2023. We maintained a strong liquidity position of approximately 20.5 billion USD, consisting of 10.1 billion USD available under our Sustainability-Linked Loan Revolving Credit Facility and 10.4 billion USD of cash and cash equivalents. We have limited near-term maturities, resulting in a weighted average maturity of our debt portfolio of approximately 14 years.

3.38x
net debt-to-EBITDA

1.8 billion USD
gross debt reduction

~20.5 billion USD
total liquidity

EFFICIENT **CAPITAL STRUCTURE**



Deleveraging to a ratio of around 2.0x net debt-to-normalized-EBITDA remains our optimal capital structure. As a result of the actions taken this year, we have made progress on this path, reducing net debt-to-EBITDA from 3.51x as of December 31, 2022, to 3.38x as of December 31, 2023. In addition, in 2023, we increased our full year 2022 dividend payment by 50% to 0.75 EUR per share and announced a 1 billion USD share buyback program. The AB InBev Board proposes a full year 2023 dividend of 0.82 EUR per share, subject to shareholder approval at the Annual General Meeting (AGM) on April 24, 2024. In line with our financial discipline and deleveraging objectives, the recommended dividend balances our capital allocation priorities and dividend policy while returning cash to shareholders.

AB InBev - Annual report 2023 - **35**

AB InBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | OUR STRATEGY | OUR IMPACT IN OUR COMMUNITIES

INVESTING IN OUR FUTURE WHILE **DRIVING ECONOMIC DEVELOPMENT IN OUR COMMUNITIES**



We have invested 4.6 billion USD in our infrastructure and operations through capital expenditure to help spur growth, create jobs, support our local communities and secure a bright future with more cheers.

4.6 billion USD
in gross capital expenditures

7.2 billion USD
in sales and marketing

Our strategy emphasizes innovation and identifying growth opportunities across our value chain. We are investing in our infrastructure to modernize our production, while also helping drive economic development in our communities.

Highlights of 2023 include:

- We invested 300 million USD to build an innovative facility for processing locally-grown corn in Mexico. The project is projected to create 1,000 direct jobs and will benefit 20,000 Mexican farmers.
- We invested 80 million USD to double the capacity of our Lusaka plant and 38 million USD for a new Kilimanjaro Malting Plant that are anticipated to benefit local farmers.
- With a 22.5 million USD investment in our Houston brewery, we will not only upgrade the facility's internal systems to enhance workplace safety and improve brewery efficiency, but also, contribute to the economic growth of Houston and surrounding areas.
- In Canada, we invested 5.3 million USD in two new packers to bring a full package line of Stella and Corona basket and wrap packs (bottles), allowing us to manufacture over 90 percent of our product line at this facility.

AB InBev - Annual report 2023 - 36

LETTER TO OUR WHO WE ARE OUR DIVERSIFIED OUR IMPACT SHAREHOLDERS KEY FIGURES 2023 OUR GLOBAL PURPOSE AND WHAT WE BREW OUR ROUTE TO MARKET FOOTPRINT 2023 IN REVIEW OUR STRATEGY IN OUR COMMUNITIES OUR IMPACT 2023 IN OUR IN REVIEW COMMUNITIES AB InBev - Annual report 2023 - 37

ABInBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | OUR STRATEGY | **OUR IMPACT IN OUR COMMUNITIES**

DELIVERING ON OUR **SUSTAINABILITY PRIORITIES**

2025 Sustainability Goals

Introduced in 2018, our 2025 sustainability goals aim to drive environmental and social impact across our entire value chain.

We believe that a strong sustainability agenda is vital for our future. Our business is closely tied to the natural environment and local communities:

- **Agricultural crops** and **clean water** are our key ingredients.
- We require raw materials for our **packaging**.
- We need **energy** and fuel to brew, transport and refrigerate our beer.

2025 Climate Action Goal:

100% of our purchased electricity will be from renewable sources and we will reduce our CO_2 emissions by 25% across our value chain

2025 Water Stewardship Goal:

100% of our communities in high stress areas will have measurably improved water availability and quality

2025 Smart Agriculture Goal:

100% of our direct farmers will be Skilled, Connected and Financially Empowered

2025 Circular Packaging Goal:

100% of our products will be in packaging that is returnable or made from majority recycled content

Goals	Metric	2017 (Baseline)	2018	2019	2020	2021	2022	2023
	Total water use (in billion hl)	1.71	1.59	1.56	1.41	1.52	1.55	1.44
Water	Water use by hectoliter of production (hl/hl)	3.08	2.94	2.79	2.68	2.64	2.64	2.53
	Total GJ of energy (in millions)	59.83	59.46	58.51	52.36	56.23	55.45	52.94
	Total GJ of energy purchased (in millions)	*	57.71	56.57	50.51	53.82	52.71	50.03
	Energy usage per hectoliter of production (in Mj/hl)	111.42	109.95	104.74	99.50	97.37	94.43	92.99
	Energy purchased per hectoliter of production (in Mj/hl)	*	106.69	101.28	95.98	93.19	89.76	87.89
Climate	Total direct and indirect GHG emissions (Scopes 1 and 2 in million metric tons of CO_2e)	6.05	5.67	5.12	4.44	4.14	3.68	3.39
	Total direct and indirect GHG emissions (Scopes 1, 2 and 3 in million metric tons of CO_2e)	30.72	29.12	29.36	26.59	28.83	27.77	25.77
	Scopes 1 and 2 GHG emissions per hectoliter of production (in kg CO_2e/hl)	8.34	7.67	6.94	6.43	5.04	4.64	4.46
Climate	Scopes 1, 2 and 3 GHG emissions per hectoliter of production (in kg CO_2e/hl)	59.66	55.44	54.27	52.45	50.03	47.29	45.24
	Scope 3 GHG emissions per hectoliter of production (in kgCO_2e/hl)	47.91	44.63	44.81	43.70	42.84	41.01	39.30
Climate	% Renewable electricity: operational**	/	16.9%	20.9%	32.2%	41.2%	67.6%	73.6%
	% Renewable electricity: contracted**	/	51.1%	63.5%	73.6%	84.7%	97.1%	100%
Packaging	% Returnable packaging	47.2%	44.1%	43.4%	38.2%	37.0%	40.3%	41.2%
Packaging	% Recycled content in primary packaging							
	Glass	36.8%	40.5%	44.3%	45.8%	45.8%	48.0%	48.3%
	Cans	59.7%	58.9%	59.3%	58.1%	56.2%	56.7%	61.3%
	PET	23.2%	17.5%	27.5%	31.6%	23.3%	36.5%	42.6%
Agriculture	Direct farmers Skilled, Connected and Financially Empowered***							
	Skilled	/	/	49.0%	75.0%	74.0%	89.0%	95.0%
	Connected	/	/	44.0%	57.0%	64.0%	72.0%	92.0%
	Financially Empowered	/	/	34.0%	59.0%	68.0%	72.0%	86.0%

- Our goals and data as included in the table on water, GHG emissions per hectoliter of production and energy pertain to our beverage facilities only and do not encompass our vertical operations such as malt plants and packaging facilities.
- Total direct and indirect GHG emissions data encompass beverage facilities and most vertical operations, including malt plants and packaging facilities.
- Scope 1 accounts for 76.8% of our operational emissions and includes CO_2 equivalent (CO_2e) from fuel used in our manufacturing processes and in cogeneration plants that generate on-site electricity. Scope 2 accounts for about 23.2% and represents emissions from purchased electricity. Scope 2 and 3 are calculated using a market-based approach.
- Scope 3 categories are determined internally – and deviate from GHG protocol. Scope 3 emissions constitute estimates based on a mix of supplier-based numbers, global emission factors and assumptions. Scope 3 categories include: purchased goods and services, upstream and downstream distribution, product cooling (including on and off premises but excluding at-home cooling) and end of life. Around 50% of emissions are calculated with own data or data reported by suppliers through the CDP.

* In line with our 2025 Sustainability Goals, energy reporting will shift to energy purchased versus energy usage. Energy purchased per hl aligns with our RE100 sustainability goal of offsetting 100% of our purchased electricity with electricity sourced from renewable resources. Energy purchased per hl was not reported for breweries acquired from SABM in 2017.

** We report renewable electricity by two metrics: operational electricity and contracted electricity. Our primary strategy is to help fund new renewable electricity projects on a global scale.
The contracted electricity metric reflects the progress of capacity contracted, regardless of the market in which the renewable electricity was used or if it was used in our operations. Contracted volumes exceeding 100% of our global purchased electricity are not being reported. The operational electricity metric measures the annual usage in our operations of renewable electricity each of the regions.

*** Smart Agriculture data is based on annual estimates.

AB InBev - Annual report 2023 - 38

ABInBev
LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | OUR STRATEGY | **OUR IMPACT IN OUR COMMUNITIES**

Climate Action

We are working to actively decarbonize our global operations, including our breweries and our vertical operations that produce packaging and brewing material, and continue to scale technologies that help us reduce Scope 1 and 2 emissions. In addition, Scope 3 is where we see the greatest opportunities for emissions reduction, representing 87% of our emissions in 2023. We continue to engage suppliers through Eclipse, our collaboration platform that supports supply chain partners by providing the tools needed to measure and track decarbonization while also building capabilities and sharing best practices.

Our absolute emissions in Scopes 1 and 2 decreased in 2023 by 44.0% versus a 2017 baseline, a reduction of 2.66 million metric tons CO_2e. We also saw a 4.3% reduction in emissions intensity across our value chain (Scopes 1, 2 and 3), going from 47.29 kgCO_2e/hl in 2022 to 45.24 kgCO_2e/hl in 2023.

Smart Agriculture

We take a local, farmer-centric approach to supporting sustainable agriculture and reaching our Smart Agriculture Goal.

In 2023, we worked with more than 23,500 farmers globally. Between 2022 and 2023, the percentage of Skilled farmers increased by 6 percentage points. The number of Connected farmers increased by 20% percentage points and Financially Empowered farmers increased by 14 percentage points.

In Uganda, we piloted a digital training platform that allows us to work with remote farmers at scale. We registered and trained more than 6,000 farmers from six key barley sourcing areas. The trainings covered both agricultural and financial topics to help farmers optimize their operations.



44.0%
reduction in Scopes 1, 2, and 3 emissions per hectoliter of production since 2017

17.9%
improvements in water efficiency since 2017



Water Stewardship

Water is the number one ingredient in beer and a key resource in the communities where we live and work.

As the world's leading brewer, we are focused on finding solutions to global water challenges across our communities and supply chain. For example, we are partnering with The Nature Conservancy in South Africa to support conservation efforts of the Greater Cape Town Water Fund. To date, 278 hectares of invasive species have been cleared in connection with the Fund directly linked to AB InBev's contribution.

Since 2017, our water efficiency efforts within our breweries have resulted in a reduction of water consumption by 17.9%, achieving a water efficiency ratio of 2.53 hectoliter/hectoliter across our sites globally. This brings us closer to our goal of 2.5 hectoliter/hectoliter by 2025. One way we reduced water use in 2023 was by installing new vacuum pump technology in breweries across several markets to reduce water usage in bottle fillers by approximately 50%.

Circular Packaging

We are on a mission to create a more sustainable, circular future. By focusing on innovative packaging solutions, we drive progress in our industry and beyond. In 2023, our total volume in returnable packaging increased by nearly 1% compared to the previous year. Recycled content across our packaging materials increased compared to our baseline 2017 by almost 12 percentage points for glass, 2 percentage points for cans and 20 percentage points for PET.

An example of how we continued to promote returnable packaging in 2023 was a nationwide returnable bottle campaign launched by our business in Brazil to help increase the use of returnable packaging by promoting affordability and sustainability.

AB InBev - Annual report 2023 - 39

AB InBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | OUR STRATEGY | OUR IMPACT IN OUR COMMUNITIES

Innovation as a key driver of sustainability

Looking ahead, we must find innovative ways to care for our planet, our communities and our future.

100+ Accelerator

We celebrated 5 years of our 100+ Accelerator in 2023. Launched in 2018, the program helps us progress toward our 2025 Sustainability Goals and help contribute to broader sustainable development.

Together with Coca-Cola, Colgate-Palmolive and Unilever, we founded the 100+ Accelerator, which provides mentorship, training and funding to help scale innovations to market more quickly. To date, the program has worked with 116 companies from over 30 countries to help create businesses related to circular economy, smart agriculture, water stewardship, climate action, health and wellness, biodiversity and inclusive growth.

Demo Day 2023

We hosted 27 startups from Cohort 4 at our annual 100+ Accelerator Demo Day. Each presented their pilot results and innovation highlights. This year's program, organized in partnership with TED, featured two alumni showcases, panel discussions and an Innovation Expo. More than 300 stakeholders participated in the event.

Program Highlight: Kran

Kran, 100+ Accelerator startup from Cohort 4, specializes in the use of nanobubbles to improve the efficacy of wastewater treatment, irrigation, and industrial cleaning. After a successful pilot program in 2022, Kran installed an aeration system in a bottle washing procedure which resulted in close to 20% water savings.


CLIMATE WEEK NYC
CLIMATE GROUP


accelerator
100+
ABInBev

Innovative packaging

Our Global Innovation and Technology Center (GITEC) has been at the forefront of our sustainability journey, from developing technology in early stages to implementing it in brewing operations. For example, GITEC developed the twelve-ounce "Supercan", the world's lightest aluminum can for tunnel pasteurized beer. It uses less aluminum and features equal strenght via an optimized neck, bottom and diameter. This lightweight can showcases how innovation is a key driver for sustainability.

CDP
DISCLOSURE INSIGHT ACTION
A LIST
2023
CLIMATE WATER

Sustainability Recognitions

- **CDP A list for Climate and Water:** for our reporting and action on climate and water security.
- **RE100 Leadership Key Collaborator Award:** for our work with suppliers to decarbonize our value chain through the Eclipse platform and our efforts to partner with start-ups through the 100+ Accelerator to pilot emerging technologies that help reduce emissions.

AB InBev - Annual report 2023 - 40

ABInBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | OUR STRATEGY | **OUR IMPACT IN OUR COMMUNITIES**

LEADING IN **SMART DRINKING**



Beer is an integral part of culture and celebrations around the world. In 2015, we set an objective to support the World Health Organization's (WHO) effort to reduce the harmful use of alcohol. For that purpose, **we launched a multi-year program called Smart Drinking based on Product Portfolio, Labeling, Social Norms Marketing and City Pilots to support moderation and responsible drinking**. Our program includes a series of objectives, called our Smart Drinking Goals.

We believe that our core strengths are already making a powerful impact in promoting moderation and responsible drinking through our **product portfolio, responsible and creative marketing techniques, technology and innovation platforms and our people and partnerships**.

Social Norms	Multi-Year Pilots	Product Portfolio	Labeling
Ambition Invest one billion USD across our markets in dedicated social marketing campaigns and related programs by the end of 2025.	**Ambition** Reduce the harmful use of alcohol by at least 10% in six cities by the end of 2020. Implement the best practices globally by the end of 2025.	**Ambition** Ensure No- or Lower-Alcohol Beer (NABLAB) products represent at least 20% of AB InBev's global beer volume by the end of 2025.	**Ambition** Place a guidance label on all our beer products in all our markets by the end of 2020. Increase alcohol health literacy by the end of 2025.
Progress Through social norms marketing, we engage with consumers to improve behavior by helping to shape social norms. We are on track to deliver our one billion USD goal by 2025, with investment of more than 900 million USD since 2016.*	**Progress** Our city pilots program identified three evidence-based interventions that can be most impactful in reducing the harmful effects of drinking: Road Safety, Responsible Beverage Service (RBS), Trainings and Screenings and Briefing Intervention (SBI). In partnership with local experts, governments and the AB InBev Foundation, we are supporting 53 programs across 21 countries using the evidence-based techniques we tested in our City Pilots.	**Progress** In 2015, we led the industry by setting a goal of expanding our NABLAB volume to represent 20% of our global beer volume by the end of 2025, bringing global attention and eventually momentum to this category. In 2023, 6.8% of our global beer volume was less than 3.5% alcohol by volume (ABV). Although we have been striving to meet our goal, we believe we will not reach the 20% by 2025. When measured against the typical 5% ABV for beer, lower-alcohol alternatives are a larger part of our portfolio. Today, products at 4.5% ABV or below represent 54% of our portfolio.	**Progress** We have updated our label designs on 100% of our primary product packaging in all 26 countries where mandatory labeling is not required. Today, our labels share clear, actionable information on how consumers can prevent harmful drinking.

* 472 million USD of the total amount has been validated through an independent external auditor. The remaining investment figures are under review. Total investment could potentially change based on results of external assurance process results.

AB InBev - Annual report 2023 - 41

ABInBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | OUR STRATEGY | OUR IMPACT IN OUR COMMUNITIES

Product Portfolio: The largest producer of no- and low-alcohol beer (NABLAB) products

As consumers seek more variety and occasions, our diversified beer portfolio provides consumers the choice of switching from high-alcohol products to lower-alcohol beverages, such as beer. At the same time, our diversified beer portfolio gives consumers flexibility by alternating our alcohol beverages with low- or no-alcohol beverages over the course of a social occasion.

In 2015, we led the industry by setting a goal of expanding our NABLAB volume to represent 20% of our global beer volume by the end of 2025, bringing global attention and eventually momentum to this category. In 2023, 6.8% of our global beer volume was less than 3.5% alcohol-by-volume (ABV). Although we have been striving to meet our goal, we believe we will not reach the 20% mark by 2025. When measured against the typical 5% ABV for beer, lower-alcohol alternatives are a larger part of our portfolio. Today, products at 4.5% ABV or below represent 54% of our portfolio.

As one of the world's largest no-alcohol beer (NAB) producers with approximately 20% of the global market, we are well-positioned for growth in the zero-alcohol segment with extensions of brands such as **Corona Cero and Budweiser Zero**, which exceeded growth expectations in 2023.


Corona Cero
Budweiser
ZERO

Leading Social Norms Marketing to influence positive behavior.

Social Norms Marketing uses evidence-based techniques proven to shift perceptions and behaviors. When trusted brands reinforce positive behaviors, they make a difference by fostering positive connections with consumers.

The Social Norms Marketing Competition:

Our internal annual Social Norms Marketing Competition uses the power of brand-led campaigns focused on the promotion of Smart Drinking. We are moving from awareness to behavior change where moderation and responsible drinking are the social norms. We believe the contest is the largest event to promote positive social norms using the power of marketing in the world.

In 2023, we had the largest brand participation ever, with 106 campaigns submitted to the competition. We have invested 900 million USD since 2016* in executing the winning campaigns.


ACT WELL
SMART DRINKING CHANGES THE STORY
Act Well, smart drinking changes the st

The **Act Well Campaign from Club Colombia** uses the power of Colombia's most beloved stars of telenovelas. In each short video segment, beloved stars reenact scenes with bad decision-making due to irresponsible drinking. New scenes demonstrated that moderation leads to better outcomes.


Budweiser
ZERO
OFFICIAL BEER
OF YOUR
CUT-OFF TIME

This year, **Budweiser Zero** in Canada is taking ownership of the 7th inning cut-off time, to promote Smart Drinking. **"The Official Beer of your Cut-off Time" campaign** encourages fans to substitute no-alcohol Budweiser Zero after baseball stadiums stop selling alcoholic beverages. This activation won AB InBev's "Most Effective Social Norms Campaign," an internal competition to celebrate the company's most effective responsible-drinking efforts.

* 472 million USD of the total amount has been validated through an independent external auditor. The remaining investment figures are under review. Total investment could potentially change based on results of external assurance process results.

AB InBev - Annual report 2023 - 42

AB InBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | OUR STRATEGY | **OUR IMPACT IN OUR COMMUNITIES**


e-SBI
Screening

Scaling up evidence-based community intervention through the power of digital

Through ongoing collaboration with the ABI Foundation, we are using technology to rapidly scale **Responsible Beverage Service (RBS) trainings and Screening and Briefing Interventions (SBI)**, as they have a high potential to positively reinforce moderation.

Responsible Beverage Service

RBS is a training program for community point-of-sale (POS) professionals such as bar keepers and servers, focused on promoting positive consumer behaviors and preventing underage sales. We are working to make RBS training more affordable, easier to scale and more impactful with online programs connected to our commercial platforms. In 2023, nearly 200,000 people from our retail points of sale completed the training through BEES.

Screening and Brief Intervention

SBI is a simple but effective healthcare procedure that helps prevent harmful consumption by assessing alcohol use disorder risk and making lifestyle adjustment recommendations. The scalability of SBI often falls short due to cost and time constraints in healthcare interactions. To overcome these limitations, the ABI Foundation introduced an eSBI digital screening platform. This new approach lets medical professionals talk with patients via computer, phone or mobile devices about alcohol consumption. The technology is scalable, easy to access and eliminates healthcare provider time restrictions. eSBI is being tested with large pilot programs in Brazil. Additional pilots will soon follow in Latin America and in Africa.

Labeling: Leading the world's largest voluntary guidance labeling initiative

Our labels and secondary packaging offer a platform for actionable advice that reinforces positive social norms. Research has shown that messaging from trusted brands potentially influences drinking behaviors. Many countries do not require guidance labels. We continue to add easy-to-understand, actionable advice on the labels of all our products in the 26 countries where there is no legal mandate for guidance in labels. These countries represent 50% of our global volume.


Jupiler
BIÈRE - BIER
e33cl
Alc. 5,2% Vol.


CARLING
Black Label
BEER
DON'T DRINK IF PREGNANT OR BREASTFEEDING
500 ml


BECK'S
STARKÖL · OLUT · BJÓR · ALUS · ÕLU · CERVEZA
Don't drink and drive.
e33cl/0,33l


Budweiser
百威纯生

AB InBev - Annual report 2023 - 43

ABInBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | OUR STRATEGY | OUR IMPACT IN OUR COMMUNITIES

COMMUNITY AND **COLLABORATION**

Building partnerships to drive impact

As beer is distinctly local, our partners, including policymakers, government agencies and other companies, help us accelerate contributions to the UN's 17 Sustainable Development Goals (SDGs), which aim to solve the world's most pressing challenges.

Road Safety

We actively support the UN global goal to reduce road traffic deaths and injuries 50% by 2030. As a result of our 5-year partnership with the United Nations Institute for Training and Research (UNITAR), Total Road Safety initiatives have been implemented in over 34 countries. In 2023, we developed a toolkit for motorcycle drivers with a practical methodology that uses data and management techniques to improve road safety, designed to help road traffic authorities and experts implement practical solutions to reduce incidents, accidents and fatalities related to driving while under the influence of alcohol.

In 2023, the AB InBev Foundation created **a digital road safety platform** that allows road traffic authorities to analyze data with the goal of reducing road traffic deaths. The digital platform is available for use by municipalities and provinces looking to improve road safety data quality.

Each year, the International Road Federation (IRF) recognizes outstanding commitment to safer roads by national, regional, or city governments. In 2023, AB InBev, through its external partnerships in Chile, South Korea and Tanzania, had three initiatives awarded in the category **"Find a Way" Global Road Safety.**

Together for Safer Roads (TSR) is a coalition of AB InBev and private company partners focused on building cross-sector partnerships to improve fleet trucking safety.

In support of UN Global Road Safety Week, in collaboration with TSR, we implemented **Truck of the Future**, a road user detection system that provides a full 360-degree view of vision around the vehicle and shares real-time feedback on imminent risks and near-misses. The solution was piloted in New York and Mexico, allowing fleet owners to understand their fleet drivers' levels of vision.


unitar
Partnership for Action on Road Safety
2022 Annual Report
PARTNERSHIP FOR ACTION

The 2022 Results Report of the "Partnership for Action on Road Safety" summarizes and highlights the main achievements of the UNITAR and AB InBev partnership.


IRF
IRF
IRF

AB InBev - Annual report 2023 - 44

AB InBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | OUR STRATEGY | **OUR IMPACT IN OUR COMMUNITIES**



Global Economic Impact of Beer

The beer sector's contribution to jobs and countries' Gross Domestic Product (GDP) across the world is substantial. In emerging markets, that contribution could be even greater, if their market conditions matched international best practice to ensure consumers shift away from higher alcohol content beverages and towards beer.

A **2022 report from Oxford Economics**, one of the world's leading economic consultancies, for the World Brewing Alliance (WBA), found that the beer category, across 70 countries representing 89% of beer sold globally, contributed 555 billion USD toward GDP and is associated with 23 million jobs.

To put that in perspective, that's one in every 110 jobs - and 1 in 72 for emerging markets.

The beer sector's share of GDP in emerging markets is almost double its share of GDP in developed markets (average 1.6% vs 0.9% of national GDP).

Similarly, **the beer sector supported more jobs in both absolute and relative terms** (1.4% versus 1.1% of all jobs), with less internationalization and more domestic production than in developed economies.

In a recent report, Oxford Economics noted **the economic paradox that beer's economic contribution is higher in emerging markets despite beer consumption per person being lower.**

One reason is that **beer is a higher-value good in emerging markets than it is in developed markets.** The study also revealed that beer tends to be less affordable in emerging markets largely because **it is often taxed more steeply than cheaper higher alcohol-content spirits** and at the same time, **very cheap and dangerous illicit alcohol tends to be more prominent than beer in emerging markets.** Without this taxation distortion, **beer's potential for economic development would be even greater** in those markets.

READ MORE ABOUT THE GLOBAL ECONOMIC IMPACT OF BEER



Beer's contribution to GDP could rise from 1.6% to 2.2% if it took share from higher ABV categories, with taxation policies and availability of illicit alcohol representing important influences, according to Oxford Economics.

23 million jobs
worldwide are associated with the beer industry

555 billion USD
contributed toward GDP globally

AB InBev - Annual report 2023 - 45

AB InBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | OUR STRATEGY | **OUR IMPACT IN OUR COMMUNITIES**

ENTREPRENEURSHIP



We support entrepreneurs across our value chain - from the field to behind a shop counter - to support thriving communities and economies.

Here's how we do it:

- **Digital inclusion:** enabling access to the tools and technologies that provide entrepreneurs with greater access to information, capabilities, data and insights needed to drive their business.
- **Financial inclusion:** expanding access to financial services like credit and digital payments for entrepreneurs to finance their business and creating greater opportunities to adopt more resilient financial practices through financial literacy education.
- **Social inclusion:** empowering entrepreneurs to participate meaningfully in our programming by tailoring the way we deliver content to them – giving the more individualized opportunities to improve their business.

Digital

For the small retailers who sell our products, we've invested in digital innovations and programs, such as **Growing Retailers Innovatively Together** (GRIT), a training and development program. Launched first to bar and retail owners in Botswana, GRIT is now being offered across Uganda, Tanzania, Mozambique, Zambia and Ghana.



In Uganda, the newly launched GRIT program teaches entrepreneurship, digital and financial skills, and aims to reach 14,000 retailers nationwide. By strengthening our retailers, we strengthen our communities.



Financial

Emprendedores Modelo trains small, local retailers in Mexico. The program awarded scholarships and gave retailers access to credit, training and tools to digitize their businesses. This year, the training platform partnered with one of Mexico's most respected universities, Tecnológico de Monterrey, and trained 5,000 entrepreneurs with offer online courses in finance, business, and management.



Social

Academia da Cerveja, our Brazilian school of knowledge and beer culture, in partnership with Escola Superior de Cerveja e Malte (ESCM) and Instituto Ceres, launched Forma, a free training program for bar, restaurant and food service employees. In Brazil, the BORA Zé program offers education and growth opportunities for our delivery couriers. This is part of the Bora agenda, our inclusion program in the country which aims to impact 5 million Brazilians with job and income opportunities by 2032.

AB InBev - Annual report 2023 - 46

LETTER TO OUR WHO WE ARE OUR DIVERSIFIED OUR IMPACT SHAREHOLDERS KEY FIGURES 2023 OUR GLOBAL PURPOSE AND WHAT WE BREW OUR ROUTE TO MARKET FOOTPRINT 2023 IN REVIEW OUR STRATEGY IN OUR COMMUNITIES 2017 2018 2019 2020 2021 2022 2023 PEOPLE 122 122 123 121 125 132 135 Number of nationalities represented in our overall workforce Percent of women in our overall workforce 18% 18% 19% 19% 21% 22% 22% 30% 30% 31% 32% 34% 35% 36% Percent of women in our salaried workforce Percent of women in senior management 19% 20% 22% 24% 26% 28% 29% Percent of women in senior leadership 10% 11% 12% 14% 14% 14% 14% NA 1pp 0pp 2pp 1pp 1pp -1pp Percent change in D&I index in annual employee engagement survey Africa Spotlight Creating a Future With The Lusaka Breweries Expansion in Zambia gave us an opportunity to further expand inclusive recruitment More Cheers begins with practices, resulting in 68% of new recruits being our people. With more women. The new facilities include support for mothers with pregnancy PPE, an onsite nursing room than 155,000 employees and storage facilities. in nearly 50 countries, our people represent various backgrounds from around the world. We continue to create a workplace where everyone can succeed in our business and excel in an environment where they feel they belong. Our people have been and continue to be our greatest strength as we 29% focus on building a lasting representation of women in senior legacy. leadership positions (7 percentage points increase from 2022). AB InBev - Annual report 2023 - 47

AB InBev | LETTER TO OUR SHAREHOLDERS | KEY FIGURES 2023 | OUR GLOBAL PURPOSE | WHO WE ARE AND WHAT WE BREW | OUR ROUTE TO MARKET | OUR DIVERSIFIED FOOTPRINT | 2023 IN REVIEW | OUR STRATEGY | **OUR IMPACT IN OUR COMMUNITIES**

Ethics & Transparency

Creating a Future With More Cheers also means promoting and maintaining the highest standards of ethical behavior. We are guided by our global policies, including our Code of Business Conduct (COBC), which contains ethical principles that address key risk areas: Global Anti-Corruption, Human Rights, Data Privacy, Anti-Harassment and Anti-Discrimination and Conflict of Interest Policies.

- Designed to guide colleagues and business partners toward the highest standards of business integrity and ethics, our global platforms, such as the Compliance Channel, provide direct access to the Ethics & Compliance team for questions, guidance and approvals related to compliance matters.
- Our Compliance Helpline is available to anyone who wishes to raise concerns in a simple, confidential and secure manner.
- In 2023, we trained over 60,000 employees around the globe.
- BrewRIGHT, our award-winning compliance data analytics and management platform, uses machine learning to detect and prevent issues in our operations.



Human rights

Based on the United Nations Guiding Principles on Business and Human Rights (UNGPs), our expectations are described in our Human Rights Policy and we have embedded respect for human rights and relevant principles across our policy landscape through our Responsible Marketing and Communications Code, Global Anti-Harassment and Antidiscrimination Policy, Global Health and Safety Policy and our Global Whistleblower Policy and through relevant processes.

ACCESS OUR HUMAN RIGHTS POLICY

Workplace safety

Creating a future with more cheers starts within our own operations. That is why the health and safety of our colleagues, contractors and service providers is a core company value. We are training our colleagues to make the right choices for safety, for themselves and for others. Whether brewing or delivering our products, operating machinery or driving in any vehicle, safety is paramount.



Workplace safety metrics

Building a culture of health and safety

	2018	2019	2020	2021	2022	2023
Lost Time Injuries (LTIs)						
Supply Employees	134	94	67	41	37	41
Last mile logistics/ Sales Employees	313	206	125	127	109	113
Contractors (All	479	254	110	113	85	89
Total Recordable Injuries (TRIs)						
Supply Employees	410	309	256	237	183	135
Last-mile logistics/ Sales Employees	1,109	1,177	523	511	384	325
Contractors (All)*			205	285	216	180
Fatalities**						
Supply Employees	1	0	0	1	0	0
Last mile logistics/ Sales Employees	4	1	4	3	2	2
Contractors (All)	9	5	3	2	7	3

Total Recordable Injuries (TRIs)
LTIs + modified duty injuries + medical treatment injuries.

Supply Employees
Brewery and manufacturing facility employees, including first-tier logistics.

Last-mile logistics/Sales Employees
Last-mile logistics, sales, Zone and global corporate employees.

Commuting Fatality
An incident that occurs while coming to work or going home, resulting in a fatality to our employee(s).

Community Fatalities
An incident that occurs to people outside of our operations.

*Supply contractors' data only reported as of 2021, as internal controls regarding the reporting of supply contractor TRIs (MDI & MTI) were not yet sufficiently implemented in prior years, resulting in lower data quality and robustness.
**Fatalities data does not include commuting- and community-related fatalities as per AB InBev's reporting definitions. The table also does not include road fatalities of contractors who are fully managed by the contracted firm/ company. Non-occupational related acts of crime (such as between others: non occupational related thefts, assaults) resulting in a fatality, LTI or TRI are not in scope of the reporting
Non-occupational related acts of crime (such as among others: non occupational related thefts, assaults) resulting in a fatality, LTI or TRI are not in scope of the reporting.

AB InBev - Annual report 2023 - 48

LETTER TO OUR WHO WE ARE OUR DIVERSIFIED OUR IMPACT SHAREHOLDERS KEY FIGURES 2023 OUR GLOBAL PURPOSE AND WHAT WE BREW OUR ROUTE TO MARKET FOOTPRINT 2023 IN REVIEW OUR STRATEGY IN OUR COMMUNITIES TOGETHER IN 2023 Our purpose drives everything we do. As we continue to learn, grow and build upon our heritage, we look forward to meeting life’s moments. We are building a future with more cheers in order to make positive and lasting contributions to our communities. We are dreaming big by: • Driving category leadership and growth • R eaching more consumers on more occasions with our best-in-class portfolio and strong innovation pipeline • Using data and technology to connect • Connecting our farmers with resources • Making a positive impact in our local communities in the moments that matter • Empo wering our colleagues, who are passionate owners and problem solvers to lead authentic change To our shareholders, we thank you for being a part of our purpose as we create a future with more cheers. AB InBev - Annual report 2023 - 49

FINANCIAL REPORT TABLE OF CONTENTS MANAGEMENT REPORT 51 STATEMENT OF THE BOARD OF DIRECTORS 71 INDEPENDENT AUDITORS’ REPORT 72 CONSOLIDATED FINANCIAL STATEMENTS 76 INFORMATION TO OUR SHAREHOLDERS 152 EXCERPT FROM THE AB INBEV NV/SA SEPARATE (NON-CONSOLIDATED) FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH BELGIAN GAAP 154 GLOSSARY 156 AB InBev - Annual report 2023 - 50

Management report Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 155 000 employees based in nearly 50 countries worldwide. For 2023, our reported revenue was 59.4 billion US dollar (excluding joint ventures and associates). The following management report should be read in conjunction with our audited consolidated financial statements. In the rest of this document, we refer to Anheuser-Busch InBev as “AB InBev”, “the company”, “we”, “us” or “our”. Recent events On 19 December 2023, AB InBev and its joint venture partner Anadolu Efes announced that the latter agreed to acquire the entirety of AB InBev’s non-controlling interest in AB InBev Efes BV. No amount will be paid on closing. Completion of the transaction is subject to required regulatory and governmental approvals, and other customary closing conditions. There can be no assurances on when and whether these approvals will be obtained. Any payments received by AB InBev after completion will be subject to additional regulatory approvals and are expected to be not material. On 31 January 2024, E. León Jimenes S.A.(“ELJ”) exercised its put option to sell to Ambev approximately 12% of the shares of Cervecería Nacional Dominicana S.A. (“CND”) for a net consideration of 0.3 billion US dollar. The closing of the transaction resulted in Ambev’s participation in CND increasing from 85% to 97%. Selected financial figures To facilitate the understanding of our underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business. The tables in this management report provide the segment information per region for the period ended 31 December 2023 and 2022 in the format up to Normalized EBIT level that is used by management to monitor performance. As from 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of the share-based payment programs are reported in the non-underlying net finance income/(cost). The 2022 presentation was amended to conform to the 2023 presentation. Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, effective tax rate) before non-underlying items. Non-underlying items are either income or expenses that do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures. AB InBev – Annual Report 2023  51

The tables below set out the components of our operating income and operating expenses, as well as the key cash flow figures.

For the year ended 31 December Million US dollar	2023	%	2022	%
Revenue[1]	**59 380**	**100%**	**57 786**	**100%**
Cost of sales	(27 396)	46%	(26 305)	46%
Gross profit	**31 984**	**54%**	**31 481**	**54%**
SG&A	(18 172)	31%	(17 555)	30%
Other operating income/(expenses)	778	1%	841	1%
Normalized profit from operations (Normalized EBIT)	**14 590**	**25%**	**14 768**	**26%**
Non-underlying items	(624)	1%	(251)	0%
Profit from operations (EBIT)	**13 966**	**24%**	**14 517**	**25%**
Depreciation, amortization and impairment	5 385	9%	5 074	9%
Non-underlying impairment	25	0%	3	0%
Normalized EBITDA	**19 976**	**34%**	**19 843**	**34%**
EBITDA	**19 376**	**33%**	**19 594**	**34%**
Underlying profit attributable to equity holders of AB InBev	**6 158**	**10%**	**6 093**	**11%**
Profit attributable to equity holders of AB InBev	**5 341**	**9%**	**5 969**	**10%**

For the year ended 31 December Million US dollar	2023	2022
Operating activities		
Profit	6 891	7 597
Interest, taxes and non-cash items included in profit	14 181	12 344
Cash flow from operating activities before changes in working capital and use of provisions	**21 072**	**19 941**
Change in working capital	(1 541)	(346)
Pension contributions and use of provisions	(419)	(351)
Interest and taxes (paid)/received	(5 975)	(6 104)
Dividends received	127	158
Cash flow from operating activities	**13 265**	**13 298**
Investing activities		
Net capex	(4 482)	(4 838)
Sale/(acquisition) of subsidiaries, net of cash disposed/ acquired of	9	(70)
Net proceeds from sale/(acquisition) of other assets	119	288
Cash flow from / (used in) investing activities	**(4 354)**	**(4 620)**
Financing activities		
Net (repayments of) / proceeds from borrowings	(2 896)	(7 174)
Dividends paid	(3 013)	(2 442)
Share buyback	(362)	-
Payment of lease liabilities	(780)	(610)
Derivative financial instruments	(841)	61
Other financing cash flows	(704)	(455)
Cash flow from / (used in) financing activities	**(8 596)**	**(10 620)**
Net increase/(decrease) in cash and cash equivalents	**315**	**(1 942)**

[1] Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company's customers.

AB InBev – Annual Report 2023 | 52

Financial performance

We are presenting our results under five regions: North America, Middle Americas, South America, EMEA and Asia Pacific.

The tables in this management report provide the segment information per region for the period ended 31 December 2023 and 2022 in the format down to Normalized EBIT level that is used by management to monitor performance.

The tables below provide a summary of our performance for the period ended 31 December 2023 and 2022 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2022	Scope	Currency translation	Organic growth	2023	Organic growth %
Volumes	595 133	(151)	-	(10 255)	584 728	(1.7)%
Revenue	**57 786**	**(123)**	**(2 744)**	**4 460**	**59 380**	**7.8%**
Cost of sales	(26 305)	45	1 226	(2 362)	(27 396)	(9.0)%
Gross profit	**31 481**	**(78)**	**(1 518)**	**2 099**	**31 984**	**6.7%**
SG&A	(17 555)	(14)	696	(1 299)	(18 172)	(7.4)%
Other operating income/(expenses)	841	(146)	(43)	126	778	19.8%
Normalized EBIT	14 768	(238)	(865)	925	14 590	6.4%
Normalized EBITDA	**19 843**	**(223)**	**(1 012)**	**1 368**	**19 976**	**7.0%**
Normalized EBITDA margin	34.3%				33.6%	(23) bps

In 2023, our normalized EBITDA increased 7.0%, while our normalized EBITDA margin contracted 23 bps, to 33.6%.

Consolidated volumes declined by 1.7%, with own beer volumes down 2.3% and non-beer volumes up 2.1%, as growth in in many of our emerging and developing markets in 2023 was primarily offset by performance in the US and a soft industry in Europe.

Consolidated revenue grew by 7.8% to 59 380m US dollar, with revenue per hectoliter growth of 9.9% as a result of pricing actions, ongoing premiumization and other revenue management initiatives. Combined revenues of our global brands, Budweiser, Stella Artois, Corona and Michelob Ultra increased by 9.8% globally and 18.2% outside of their respective home markets.

Consolidated cost of sales increased 9.0%, and increased 11.3% on a per hectoliter basis, driven by anticipated commodity cost headwinds.

Consolidated selling, general and administrative expenses (SG&A) increased 7.4% primarily due to increased sales and marketing investments.

Consolidated other operating income/(expenses) in 2023 increased by 19.8% primarily driven by increase in government grants. In 2023, Ambev recognized 44m US dollar income in Other operating income related to tax credits in Brazil (2022: 201m US dollar). The year-over-year change is presented as a scope change and does not impact the presented organic growth. Additionally, Ambev recognized 168m US dollar of interest income in Finance income in 2023 (2022: 168m US dollar) related to these credits. Underlying profit attributable to equity holders and underlying EPS were positively impacted by 122m US dollar after tax and non-controlling interest (2022: positively impacted by 186m US dollar). Ambev's tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the reporting date. As of 31 December 2023, the total amount of such credits and interest receivables represented 1 341m US dollar.

AB InBev – Annual Report 2023 | 53

VOLUMES

The table below summarizes the volume evolution per region and the related comments are based on organic numbers. Volumes include not only brands that we own or license, but also third-party brands that we brew as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export business, which includes our global headquarters and the export businesses which have not been allocated to our regions, are shown separately.

Thousand hectoliters	2022	Scope	Organic growth	2023	Organic growth %
North America	102 674	(118)	(12 417)	90 140	(12.1)%
Middle Americas	147 624	-	1 106	148 730	0.7%
South America	164 319	-	(1 859)	162 460	(1.1)%
EMEA	90 780	204	(771)	90 213	(0.8)%
Asia Pacific	88 898	-	3 828	92 726	4.3%
Global Export and Holding Companies	838	(236)	(143)	459	(23.7)%
AB InBev Worldwide	**595 133**	**(151)**	**(10 255)**	**584 728**	**(1.7)%**

North America total volumes decreased by 12.1%

In the United States, our sales-to-wholesalers ("STWs") declined by 12.7% and our sales-to-retailers ("STRs") declined by 11.9%, primarily due to the volume decline of Bud Light. The beer industry remained resilient in 2023, with volumes improving sequentially throughout the year and with beer gaining share of total alcohol by value in the off-premise, according to Circana. Our beer market share has seen continued gradual improvement since May through the end of December. In Beyond Beer, our spirits-based ready-to-drink portfolio delivered strong double-digit volume growth, outperforming the industry. To support our long-term strategy, we continue to invest in our megabrands, wholesaler support measures and key mega platforms including the NFL, MLB, PGA and the NBA as well as new partnerships with the UFC, Copa America and Team USA for the Olympic and Paralympic Games.

In Canada, our volumes declined by mid-single digits, underperforming a soft industry.

Middle Americas total volumes increased by 0.7%.

In Mexico, our volumes declined slightly, in line with the industry. Volumes of the fourth quarter of 2023 were primarily impacted by adverse weather in the Acapulco region. Our performance this year was driven by consistent execution across all three pillars of our strategy. Our above core portfolio continued to outperform in 2023, delivering low-single digit volume growth. We continued to progress our digital initiatives with our digital DTC platform, TaDa, operating in over 60 major cities with more than 90 000 monthly active users. We continue to explore and scale value added services through the BEES platform, such as Vendo, which enabled more than 650 000 transactions for digital utilities payments and mobile data purchases in 2023, and BEES Marketplace.

In Colombia, our volumes grew by low-single digits. Driven by the consistent execution of our category expansion levers, the beer category continues to grow, gaining 70bps share of total alcohol this year and with our volumes reaching a new record high. Our core portfolio led our performance in 2023, with a particularly strong performance from Poker, which grew volumes by high-single digits.

In Peru, our volumes declined by low-single digits, outperforming a soft industry.

In Ecuador, our volumes declined by low-single digits, with flattish beer volumes.

South America total volumes decreased by 1.1%.

In Brazil, our total volumes grew by 0.2% with beer volumes down by 1.0%, slightly underperforming the industry, according to our estimates, and non-beer volumes up by 3.6%. Our performance this year was led by our premium and super premium brands, which delivered volume growth in the mid-twenties and gained share of the premium beer segment, according to our estimates. Our core beer portfolio remained healthy, increasing revenues by high-single digits. Non-beer performance was led by our low- and no-sugar portfolio, which grew volumes by over 25%. BEES Marketplace continued to expand, reaching over 835 000 customers, a 17% increase versus 2022, and grew gross merchandise value ("GMV") by over 35% in 2023. Our digital DTC platform, Zé Delivery, reached 5.7 million monthly active users, a 19% increase versus 2022, and increased GMV by 8% in 2023.

In Argentina, total volumes declined by high-single digits, as overall consumer demand was impacted by inflationary pressures.

AB InBev – Annual Report 2023 | 54

EMEA total volumes decreased by 0.8%. In Europe, our volumes declined by mid-single digits, driven by a soft industry. Through the consistent execution of our strategy and investment in our brands, we gained or maintained market share in the majority of our key markets in 2023, according to our estimates. Our digital transformation in Europe is progressing, with BEES now live in the UK, Germany, Belgium, the Netherlands, and the Canary Islands. In South Africa, volumes grew by mid-single digits. Driven by focused commercial investment and the consistent execution of our strategy, the momentum of our business continued in 2023. Our portfolio delivered all-time high volumes, with increased Brand Power of our beer and beyond beer portfolios driving market share gains of both beer and total alcohol according to our estimates. Our core beer portfolio continued to outperform, and our global brands grew volumes by more than 30%, driven by Corona and Stella Artois. In Beyond Beer, our portfolio grew volumes by high-single digits led by Flying Fish and Brutal Fruit. In Africa excluding South Africa, beer volumes declined by low-teens in Nigeria, driven by a soft industry which was impacted by the continued challenging operating environment. Asia Pacific total volumes increased by 4.3%, outperforming the industry according to our estimates. In China, we continue to invest behind our commercial strategy, focused on premiumization, channel and geographic expansion, and digital transformation. In 2023, our premium and super premium portfolio continued to outperform, driving overall market share expansion, according to our estimates. The roll out and adoption of the BEES platform continued, with BEES now present in approximately 260 cities and with 70% of our revenue generated through digital channels in December. In South Korea, volumes declined by low-single digits, underperforming the industry. AB InBev – Annual Report 2023  55

OPERATING ACTIVITIES BY REGION

The tables below provide a summary of the performance of each region, for the period ended 31 December 2023 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2022	Scope	Currency translation	Organic growth	2023	Organic growth %
Volumes	595 133	(151)	-	(10 255)	584 728	(1.7)%
Revenue	**57 786**	**(123)**	**(2 744)**	**4 460**	**59 380**	**7.8%**
Cost of sales	(26 305)	45	1 226	(2 362)	(27 396)	(9.0)%
Gross profit	**31 481**	**(78)**	**(1 518)**	**2 099**	**31 984**	**6.7%**
SG&A	(17 555)	(14)	696	(1 299)	(18 172)	(7.4)%
Other operating income/(expenses)	841	(146)	(43)	126	778	19.8%
Normalized EBIT	14 768	(238)	(865)	925	14 590	6.4%
Normalized EBITDA	**19 843**	**(223)**	**(1 012)**	**1 368**	**19 976**	**7.0%**
Normalized EBITDA margin	34.3%				33.6%	(23) bps

North America	2022	Scope	Currency translation	Organic growth	2023	Organic growth %
Volumes	102 674	(118)	-	(12 417)	90 140	(12.1)%
Revenue	**16 566**	**(36)**	**(80)**	**(1 378)**	**15 072**	**(8.3)%**
Cost of sales	(6 714)	19	28	151	(6 517)	2.2%
Gross profit	**9 851**	**(17)**	**(52)**	**(1 227)**	**8 554**	**(12.5)%**
SG&A	(4 587)	(18)	30	(43)	(4 619)	(0.9)%
Other operating income/(expenses)	45	-	3	(14)	34	(30.3)%
Normalized EBIT	5 309	(35)	(19)	(1 285)	3 970	(24.4)%
Normalized EBITDA	**6 057**	**(37)**	**(24)**	**(1 269)**	**4 727**	**(21.1)%**
Normalized EBITDA margin	36.6%				31.4%	(507) bps

Middle Americas	2022	Scope	Currency translation	Organic growth	2023	Organic growth %
Volumes	147 624	-	-	1 106	148 730	0.7%
Revenue	**14 180**	**(16)**	**875**	**1 309**	**16 348**	**9.2%**
Cost of sales	(5 540)	(13)	(320)	(507)	(6 379)	(9.1)%
Gross profit	**8 639**	**(29)**	**556**	**803**	**9 969**	**9.3%**
SG&A	(3 390)	(6)	(228)	(167)	(3 792)	(4.9)%
Other operating income/(expenses)	(12)	14	2	47	51	-
Normalized EBIT	5 238	(21)	329	683	6 228	13.1%
Normalized EBITDA	**6 564**	**(7)**	**430**	**729**	**7 715**	**11.1%**
Normalized EBITDA margin	46.3%				47.2%	80 bps

South America	2022	Scope	Currency translation	Organic growth	2023	Organic growth %
Volumes	164 319	-	-	(1 859)	162 460	(1.1)%
Revenue	**11 599**	**4**	**(2 702)**	**3 139**	**12 040**	**27.3%**
Cost of sales	(5 976)	(1)	1 054	(1 062)	(5 984)	(18.0)%
Gross profit	**5 623**	**3**	**(1 647)**	**2 077**	**6 056**	**37.2%**
SG&A	(3 458)	(28)	697	(787)	(3 575)	(22.8)%
Other operating income/(expenses)	473	(153)	(38)	112	394	40.6%
Normalized EBIT	2 638	(177)	(988)	1 402	2 875	58.3%
Normalized EBITDA	**3 511**	**(177)**	**(1 137)**	**1 688**	**3 884**	**51.9%**
Normalized EBITDA margin	30.3%				32.3%	542 bps

EMEA	2022	Scope	Currency translation	Organic growth	2023	Organic growth %
Volumes	90 780	204	-	(771)	90 213	(0.8)%
Revenue	**8 120**	**75**	**(491)**	**885**	**8 589**	**10.8%**
Cost of sales	(4 167)	(40)	297	(734)	(4 645)	(17.5)%
Gross profit	**3 953**	**35**	**(194)**	**150**	**3 944**	**3.8%**
SG&A	(2 604)	(57)	105	(58)	(2 614)	(2.2)%
Other operating income/(expenses)	198	(8)	(3)	12	198	6.2%
Normalized EBIT	1 546	(30)	(92)	104	1 528	6.9%
Normalized EBITDA	**2 612**	**(29)**	**(158)**	**145**	**2 570**	**5.6%**
Normalized EBITDA margin	32.2%				29.9%	(148) bps

AB InBev – Annual Report 2023 | 56

Asia Pacific	2022	Scope	Currency translation	Organic growth	2023	Organic growth %
Volumes	88 898	-	-	3 828	92 726	4.3%
Revenue	**6 532**	**(12)**	**(350)**	**655**	**6 824**	**10.0%**
Cost of sales	(3 168)	(1)	170	(274)	(3 272)	(8.6)%
Gross profit	**3 364**	**(13)**	**(180)**	**380**	**3 551**	**11.4%**
SG&A	(2 067)	7	105	(178)	(2 133)	(8.6)%
Other operating income/(expenses)	137	-	(7)	(17)	113	(12.6)%
Normalized EBIT	1 433	(6)	(82)	186	1 531	13.0%
Normalized EBITDA	**2 104**	**(6)**	**(118)**	**206**	**2 186**	**9.8%**
Normalized EBITDA margin	32.2%				32.0%	(7) bps

Global Export and Holding Companies	2022	Scope	Currency translation	Organic growth	2023	Organic growth %
Volumes	838	(236)	-	(143)	459	(23.7)%
Revenue	**790**	**(137)**	**4**	**(149)**	**508**	**(22.8)%**
Cost of sales	(740)	80	(3)	64	(598)	9.8%
Gross profit	**50**	**(57)**	**1**	**(84)**	**(90)**	**-**
SG&A	(1 447)	88	(13)	(66)	(1 439)	(4.9)%
Other operating income/(expenses)	1	-	-	(14)	(13)	-
Normalized EBIT	(1 396)	32	(12)	(165)	(1 542)	(12.1)%
Normalized EBITDA	**(1 004)**	**33**	**(5)**	**(130)**	**(1 106)**	**(13.4)%**

REVENUE

Our consolidated revenue grew by 7.8% to 59 380m US dollar with revenue per hectoliter growth of 9.9% in 2023, as a result of pricing actions, ongoing premiumization and other revenue management initiatives.

COST OF SALES

Our cost of sales increased by 9.0% and increased by 11.3% on a per hectoliter basis, driven by anticipated commodity cost headwinds.

OPERATING EXPENSES

Our total operating expenses increased 6.9% in 2023:

- Selling, General & Administrative Expenses (SG&A) increased by 7.4% due primarily to increased sales and marketing investments.
- Other operating income increased 19.8% primarily driven by higher government grants. In addition, in 2023, Ambev, our subsidiary, recognized 44m US dollar income in Other operating income related to tax credits in Brazil (2022: 201m US dollar). The year-over-year change is presented as a scope change.

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

Our normalized EBITDA increased 7.0% organically to 19 976m US dollar, with an EBITDA margin of 33.6%, representing an EBITDA margin organic contraction of 23 bps, driven by anticipated commodity cost headwinds and increased sales and marketing investments.

Differences in normalized EBITDA margins by region are due to a number of factors such as different routes to market, share of returnable packaging in the region's sales and premium product mix.

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Normalized EBITDA and EBIT are measures utilized by us to demonstrate the company's underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to our equity holders: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Non-underlying share of results of associates, (v) Net finance cost, (vi) Non-underlying net finance cost, (vii) Non-underlying items above EBIT (including non-underlying impairment) and (viii) Depreciation, amortization and impairment.

AB InBev – Annual Report 2023 | 57

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and our definition of normalized EBITDA and EBIT may not be comparable to that of other companies.

For the year ended 31 December Million US dollar	Notes	2023	2022
Profit attributable to equity holders of AB InBev		**5 341**	**5 969**
Non-controlling interest		1 550	1 628
Profit of the period		**6 891**	**7 597**
Income tax expense	12	2 234	1 928
Share of result of associates	16	(295)	(299)
Non-underlying share of results of associates	8/16	35	1 143
Non-underlying net finance cost/(income)[1]	11	69	(829)
Net finance cost[1]	11	5 033	4 978
Non-underlying items above EBIT (including non-underlying impairment)	8	624	251
Normalized EBIT		**14 590**	**14 768**
Depreciation, amortization and impairment (excluding non-underlying impairment)	10	5 385	5 074
Normalized EBITDA		**19 976**	**19 843**

Non-underlying items are either income or expenses that do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-underlying items are disclosed in Note 8 *Non-underlying items.*

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on our financial statements. The following table sets forth the percentage of our revenue realized by currency for 2023 and 2022:

	2023	2022
US dollar	25.8%	28.8%
Brazilian real	15.8%	14.5%
Mexican peso	12.7%	10.7%
Chinese yuan	8.5%	8.3%
Euro	5.7%	5.4%
Colombian peso	4.5%	4.2%
South African rand	4.0%	4.0%
Canadian dollar	3.2%	3.4%
Peruvian nuevo sol	3.2%	2.9%
Argentinean peso[2]	2.2%	3.3%
Dominican peso	2.2%	2.1%
Pound sterling	2.1%	2.1%
South Korean won	1.9%	2.0%
Other	8.3%	8.2%

The following table sets forth the percentage of our normalized EBITDA realized by currency for 2023 and 2022:

	2023	2022
US dollar	20.9%	31.0%
Mexican peso	18.3%	14.9%
Brazilian real	14.5%	11.3%
Chinese yuan	9.1%	7.9%
Colombian peso	6.1%	5.2%
Peruvian nuevo sol	5.2%	4.2%
South African rand	4.2%	4.1%
Dominican peso	3.3%	2.8%
Canadian dollar	3.2%	2.4%
Euro	2.8%	4.6%
Argentinean peso[2]	2.6%	3.4%
South Korean won	1.7%	1.8%
Other	8.2%	6.6%

In 2023, the fluctuation of the foreign currency rates had a negative translation impact, including hyperinflation accounting impact, of 2 744m US dollar on our revenue (2022: negative impact of 2 136m US dollar), of 1 012m US dollar on our

[1] As from 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of the share-based payment programs are reported in the non-underlying net finance income/(cost). The 2022 presentation was amended to conform to the 2023 presentation.
[2] Hyperinflation accounting was adopted in 2018 to report the company's Argentinean operations.

AB InBev – Annual Report 2023 | 58

normalized EBITDA (2022: negative impact of 669m US dollar) and of 865m US dollar on our normalized EBIT (2022: negative impact of 410m US dollar). Our profit (after tax) was negatively affected by the fluctuation of foreign currencies, including hyperinflation accounting impact, amounting to 303m US dollar (2022: negative impact of 132m US dollar), while the negative translation impact, including hyperinflation accounting impact, on our EPS (profit attributable to our equity holders) was 221m US dollar or 0.11 US dollar per share (2022: negative impact of 121m US dollar or 0.06 US dollar per share). The impact of the fluctuation of the foreign currencies on our net debt amounted to 855m US dollar (increase of net debt) in 2023, as compared to an impact of 1 527m US dollar (decrease of net debt) in 2022. The impact of the fluctuation of the foreign currencies on the equity attributable to our equity holders amounted to 4 497m US dollar (increase of equity), as compared to an impact of 1 123m US dollar (decrease of equity) in 2022. Argentinean peso devaluation In December 2023, the Argentinean peso underwent a significant devaluation with the US dollar to Argentinean Peso exchange rate closing at 809 on 31 December 2023 compared to 177 on 31 December 2022. IAS 29 requires to restate the year-to-date results for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period (i.e., 2023 and 2022 results at the closing rate on 31 December 2023 and 2022, respectively). The hyperinflation accounting in Argentina negatively impacted our revenue and normalized EBITDA as reported in 2023 by 717m US dollar and 314m US dollar, respectively. PROFIT Underlying profit (profit attributable to equity holders of AB InBev excluding non-underlying items and the impact of hyperinflation) was 6 158m US dollar in 2023 (Underlying EPS 3.05 US dollar) as compared to 6 093m US dollar in 2022 (Underlying EPS 3.03 US dollar) (see Note 21 Changes in equity and earnings per share for more details). Profit attributable to our equity holders for 2023 was 5 341m US dollar, compared to 5 969m US dollar for 2022 and includes the following impacts: • Net finance costs (excluding non-underlying net finance items): 5 033m US dollar in 2023 compared to a net finance cost of 4 978m US dollar in 2022. Other financial results in 2023 were negatively impacted by 269m US dollar, due to a decrease in hyperinflation monetary adjustments resulting from the devaluation of the Argentinean Peso in December 2023. • Non-underlying net finance income/(cost): Non-underlying net finance cost amounted to 69m US dollar in 2023 compared to 829m US dollar income in 2022. 325m US dollar loss resulted from mark-to-market adjustments on derivative instruments related to the hedging of share-based payment programs and on derivative instruments entered into to hedge the shares issued in connection with the combinations with Modelo and SAB (2022: 606m US dollar gain), 239m US dollar gain resulted from the early termination of certain bonds (2022: 246m US dollar gain) and 17m US dollar gain related to the remeasurement of deferred considerations on prior year acquisitions (2022: 22m US dollar loss). • Non-underlying share of results of associates: Non-underlying share of results of associates amounted to 1 143m US dollar in 2022 and related to the impairment of our investment in AB InBev Efes. • Non-underlying items impacting profit from operations: In 2023, we incurred 624m US dollar of non-underlying cost (2022: 251m US dollar) mainly comprising of 142m US dollar of restructuring costs (2022: 110m US dollar), 385m US dollar of business and asset disposals (including impairment losses) (2022: 71m US dollar), 85m US dollar claims and legal costs (2022: nil) and 12m US dollar costs related to the AB InBev Efes investment disposal (2022: 51m US dollar). • Income tax expense: 2 234m US dollar in 2023 with an effective tax rate of 25.2% compared to 1 928m US dollar in 2022 with an effective tax rate of 18.6%. The 2023 effective tax rate is negatively impacted by the non- deductible losses from derivatives related to hedging of share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB, while the 2022 effective tax rate was positively impacted by the non-taxable gains on these derivatives. The 2022 effective tax rate includes 350m US dollar benefit from a reorganization which resulted in the utilization of current year and carry forward interests for which no deferred tax asset was recognized. The normalized effective tax rate was 24.3% in 2023 compared to 23.8% in 2022. • Profit attributable to non-controlling interest: 1 550m US dollar in 2023 compared to 1 628m US dollar in 2022. AB InBev – Annual Report 2023  59

Liquidity position and capital resources CASH FLOWS Million US dollar 2023 2022 Cash flow from operating activities 13 265 13 298 Cash flow from investing activities (4 354) (4 620) Cash flow from financing activities (8 596) (10 620) Net increase/(decrease) in cash and cash equivalents 315 (1 942) Cash flow from operating activities Million US dollar 2023 2022 Profit 6 891 7 597 Interest, taxes and non-cash items included in profit 14 181 12 344 Cash flow from operating activities before changes in working capital and use of 21 072 19 941 provisions Change in working capital (1 541) (346) Pension contributions and use of provisions (419) (351) Interest and taxes (paid)/received (5 975) (6 104) Dividends received 127 158 Cash flow from operating activities 13 265 13 298 Our cash flow from operating activities reached 13 265m US dollar in 2023 compared to 13 298m US dollar in 2022. The decrease was primarily driven by changes in working capital for 2023 compared to 2022, as a result of (i) higher trade and other receivables due partially to increased sales in December 2023 versus December 2022 and extended credit terms to our wholesalers in the US, and (ii) a decrease in trade and other payables due to lower inventory purchases and net capex, and US volume performance. Cash flow from investing activities Million US dollar 2023 2022 Net capex (4 482) (4 838) Sale/(acquisition) of subsidiaries, net of cash disposed/ acquired of 9 (70) Proceeds from sale/(acquisition) of other assets 119 288 Cash flow from/(used in) investing activities (4 354) (4 620) Our cash outflow from investing activities was 4 354m US dollar in 2023 compared to a cash outflow of 4 620m US dollar in 2022. The decrease in the cash outflow from investing activities was mainly due to lower net capital expenditures in 2023 compared to 2022. Our net capital expenditures amounted to 4 482m US dollar in 2023 and 4 838m US dollar in 2022. Out of the total 2023 capital expenditures approximately 40% was used to improve the company’s production facilities while 44% was used for logistics and commercial investments and 16% was used for improving administrative capabilities and for the purchase of hardware and software. Cash flow from financing activities Million US dollar 2023 2022 Net (repayments of) / proceeds from borrowings (2 896) (7 174) Dividends paid (3 013) (2 442) Share buyback (362) - Payment of lease liabilities (780) (610) Derivative financial instruments (841) 61 Other financing cash flows (704) (455) Cash flow from/(used in) financing activities (8 596) (10 620) Our cash outflow from financing activities amounted to 8 596m US dollar in 2023, as compared to a cash outflow of 10 620m US dollar in 2022. The decrease is primarily driven by lower debt redemption in 2023 compared to 2022. As of 31 December 2023, we have completed 0.4 billion US dollar of our 1 billion US dollar share buyback program announced on 31 October 2023. In addition to a very comfortable debt maturity profile and strong cash flow generation, as of 31 December 2023, we had total liquidity of 20.5 billion US dollar, which consisted of 10.1 billion US dollar available under committed long-term credit facilities and 10.4 billion US dollar of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund the company’s operations. AB InBev – Annual Report 2023  60

CAPITAL RESOURCES AND EQUITY Our objective to maximize long-term value creation is driven by our focus on three areas: disciplined resource allocation, robust risk management and an efficient capital structure. We continued to deliver strong free cash flow, generating approximately 8.8 billion US dollar (2022: 8.5 billion US dollar). As a result, this year we continued to deleverage. Our net debt amounted to 67.6 billion US dollar as of 31 December 2023 as compared to 69.7 billion US dollar as of 31 December 2022. Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by our management to highlight changes in the company’s overall liquidity position. We believe that net debt is meaningful for investors as it is one of the primary measures our management uses when evaluating our progress towards deleveraging toward our optimal net debt to normalized EBITDA ratio of around 2x. Our net debt decreased by 2.1 billion US dollar as of 31 December 2023 compared to 31 December 2022. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (5.8 billion US dollar increase of net debt), dividend payments to shareholders of AB InBev and Ambev (3.0 billion US dollar increase of net debt), foreign exchange impact on net debt (0.9 billion US dollar increase of net debt) and the payment for the share buyback (0.4 billion US dollar increase of net debt). Net debt to normalized EBITDA decreased from 3.51x for the 12-month period ending 31 December 2022 to 3.38x for the 12-month period ending 31 December 2023. Our optimal capital structure is a net debt to normalized EBITDA ratio of around 2x and we will continue to proactively manage our debt portfolio. Consolidated equity attributable to our equity holders as at 31 December 2023 was 81 848m US dollar, compared to 73 398m US dollar as at 31 December 2022. The net increase in equity results from the profit attributable to equity shareholders and the net foreign exchange gains on translation of foreign operations primarily related to the combined effect of the appreciation of the closing rates of the Colombian peso and the Mexican peso and the weakening of the closing rate of the Argentinean peso and the South African rand, which resulted in a foreign exchange translation adjustment of 4 497m US dollar as of 31 December 2023 (increase of equity). Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 22 Interest-bearing loans and borrowings and Note 27 Risks arising from financial instruments. As of 31 December 2023, the company’s credit rating from Standard & Poor’s was A- for long-term obligations and A-2 for short-term obligations, with a stable outlook, and the company’s credit rating from Moody’s Investors Service was A3 for long-term obligations and P-2 for short-term obligations, with a stable outlook. Research and development Given our focus on innovation, we place a high value on research and development (R&D). In 2023, we spent 256m US dollar in research and development (2022: 268m US dollar). The spend focused on product innovations, market research, as well as process optimization and product development. R&D in product innovation covers liquid, packaging and draft innovation. Product innovation consists of breakthrough innovation, incremental innovation and reformulation. The main goal for the innovation process is to provide consumers with better products and experiences. This implies launching new liquid, new packaging and new draught products that deliver better experience for the consumer and better performance of top-line results, by increasing our competitiveness in the relevant markets. With consumers comparing products and experiences offered across very different drink categories and the offerings of beverages increasing, our research and development efforts also require an understanding of the strengths and weaknesses of other beverage categories, spotting opportunities for beer and developing consumer solutions (products) that better address consumer need and deliver better experience. This requires understanding consumer emotions and expectations. Sensory experience, premiumization, convenience, sustainability and design are all central to our R&D efforts. R&D in process optimization is primarily aimed at quality improvement, better efficiency, capacity increase (brewery debottlenecking and addressing volume issues, while minimizing capital expenditure) and improving efficiency. Newly developed processes, materials and/or equipment are documented in best practices and shared across business regions. Current projects range from malting to bottling of finished products. Our R&D efforts are also directed towards reduction of carbon footprint in our operations, but also of our packages. Projects range from process innovations that reduce energy in production process steps, but also focus on making packages lighter, increase the amount of recycled content, and convert to more returnable packaging. AB InBev – Annual Report 2023  61

In the biotech space, our R&D teams are working on solutions to upcycle co-product streams, but also to provide protein solutions through precision fermentation. Knowledge management and learning is also an integral part of R&D. We seek to continuously increase our knowledge through collaborations with universities, startups and suppliers. We believe strongly in open innovation as an answer to rapidly changing needs and external environment, and our innovation process is designed to create an innovation ecosystem. Our R&D team is deeply connected with the company's and the business regions' priorities and approves concepts which are subsequently prioritized for development. The R&D teams invest in both short- and long-term strategic projects for future growth, with the launch time depending on complexity and prioritization. Launch time usually falls within the next calendar year, but at the same time new concepts are developed that will only be implemented within a time horizon of 2-5 years. The Global Innovation and Technology Center (“GITeC”), located in Leuven, accommodates the Packaging, Product, Process Development teams and facilities such as Labs, Experimental Brewery and the European Central Lab, which also includes Sensory Analysis. In addition to GITeC, we also have Product, Packaging and Process development teams located in each of our geographic regions focusing on the short-term needs of such regions. Risks and uncertainties Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence. AB InBev’s business, financial condition and operating results have been and may continue to be negatively impacted by risks associated with global, regional and local economic weakness and uncertainty, including those resulting from an economic downturn, inflation, geopolitical instability (such as the ongoing conflict between Russia and Ukraine and in the Middle East, including the conflict in the Red Sea), increases in energy prices, public health crises, changes in government policies and/or increased interest rates. Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income. Difficult macroeconomic conditions in AB InBev’s key markets have adversely affected the demand for AB InBev’s products in the past and may in the future have a material adverse effect on the demand for AB InBev’s products, which in turn could result in lower revenue and reduced profit. Inflationary pressures and supply chain disruptions may result in significant increases to its expenses, including direct materials, wages, energy and transportation costs. In cases of sustained and elevated inflation across several of its key markets, it may be difficult for AB InBev to effectively manage the increases to its costs and it may not able to pass these increased costs to its customers. Significant further deterioration in economic conditions may also cause AB InBev’s suppliers, distributors and other third-party partners to experience financial or operational difficulties that they cannot overcome, impairing their ability to satisfy their obligations to AB InBev, in which case AB InBev’s business and results of operations could be adversely affected. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, its business, results of operations and financial condition, and on the market price of its shares and American Depositary Shares. AB InBev’s business, financial performance and results of operations have been, and may continue to be, adversely affected by military conflicts and their related consequences. AB InBev’s business, financial performance and results of operations have been adversely affected by the ongoing conflict between Russia and Ukraine. In April 2022, AB InBev announced its decision to sell its non-controlling interest in the AB InBev Efes joint venture, de-recognized the investment and reported a 1.1 billion US dollar non-cash impairment charge in non-underlying share of results of associates as of 30 June 2022. In December 2023, AB InBev announced that its joint venture partner and the controlling shareholder of AB InBev Efes, Turkish brewer Anadolu Efes, has agreed to acquire the entirety of AB InBev’s non-controlling interest in AB InBev Efes and no amount will be paid to AB InBev on closing. The completion of the transaction is subject to customary closing conditions, including required regulatory and governmental approvals. There can be no guarantee when or whether these approvals will be obtained. Any payments AB InBev receives after completion will be subject to additional regulatory approvals and are expected to be not material. In connection with the ongoing conflict between Russia and Ukraine, various governmental authorities, including in the E.U. and the U.S., have imposed sanctions and other restrictive measures AB InBev – Annual Report 2023  62 against Russia, including export controls and restrictions on carrying out certain activities in Russia or in support of Russian businesses. As a result of the conflict and international reactions thereto, Russian authorities have also imposed various economic and financial restrictions, including currency controls and restrictions on transacting with non-Russian parties. The implementation or expansion of these sanctions, trade restrictions, export and currency controls and other restrictive measures may make it difficult for AB InBev to divest its non-controlling interest in the AB InBev Efes joint venture or for AB InBev Efes to remit cash from Russia to other jurisdictions. Any failure to comply with applicable sanctions and restrictions could subject AB InBev to regulatory penalties and reputational risk. Even though AB InBev is divesting its interest in the AB InBev Efes joint venture, these developments have had, and may continue to have, an adverse impact on the company’s business, financial performance and results of operations, and could result in damage to its reputation. The broader geopolitical and economic impacts of the ongoing conflict between Russia and Ukraine and in the Middle East, including the conflict in the Red Sea, could have the effect of heightening other risks described herein, including, but not limited to, adverse effects on economic and political conditions in AB InBev’s key markets, further disruptions to global supply chains and increases in commodity and energy prices with follow-on global inflationary impacts, additional sanctions and restrictive measures, increased risk of cyber incidents or other disruptions to AB InBev’s information systems, which could materially and adversely affect AB InBev’s business and results of operations. The ultimate impact of these disruptions depends on events beyond AB InBev’s knowledge or control, including the scope and duration of the conflict and actions taken by parties other than AB InBev to respond to them, and cannot be predicted. AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the US dollar will affect its consolidated income statement and statement of financial position when the results of those operating companies are translated into US dollar for reporting purposes as translational exposures are not hedged. Additionally, there can be no assurance that the policies in place to manage commodity price and transactional foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, especially over the long-term. Furthermore, the use of financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs. Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered as a hyperinflationary economy in accordance with IFRS rules (IAS 29), resulting in the restatement of certain results for hyperinflation accounting. If the economic or political situation in Argentina further deteriorates, AB InBev’s South America operations may be impacted by additional restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect AB InBev’s ability to access funds from Argentina, financial condition and operating results. AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and may face financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for its future capital needs or to refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available or provided on attractive terms. AB InBev has incurred substantial indebtedness by accessing the bond markets from time to time based on its financial needs, including as a result of the acquisition of SAB. For the near term, the portion of AB InBev’s consolidated statement of financial position represented by debt is expected to remain higher as compared to its historical position. AB InBev’s increased level of debt could have significant consequences for AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which it operates, (iii) impairing its ability to obtain additional financing in the future and limiting its ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of its assets and opportunities fully, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), (v) limiting its ability to pay dividends or pursue other capital distributions to shareholders, and (vi) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay and renegotiate its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions, including significant price volatility, dislocations and liquidity disruptions in the global credit markets in recent years, as well as downward pressure on credit capacity for certain issuers without regard to those issuers’ underlying financial strength, could increase costs beyond what is currently anticipated. Such costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. While AB InBev aims to dynamically allocate its surplus free cash flow (remaining after investments in its business) to balance its leverage, return cash to shareholders and pursue selective mergers and acquisitions, the company’s level of debt may restrict the amount of dividends it is able to pay. Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, an inability of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or AB InBev – Annual Report 2023  63 to realize proceeds from asset sales when needed, could have a material adverse effect on its financial condition and results of operations. AB InBev’s results could be negatively affected by increasing interest rates. Although AB InBev enters into interest rate swap agreements to manage its interest rate risk and also enters into cross-currency interest rate swap agreements to manage both its foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations. The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations, including, but not limited to, currency controls and restrictions, accounting principles and illiquidity, inconvertibility or non- transferability of a specified currency. Certain of AB InBev’s subsidiaries, including Ambev, may be required to secure their performance of potential obligations under certain agreements and legal proceedings. If these subsidiaries experience difficulties in obtaining or renewing financial instruments required to secure their performance and AB InBev does not provide guarantees in respect of their obligations under such financial instruments, these subsidiaries may be required to pay higher fees, post additional collateral or use a substantial portion of their cash to secure such obligations, which may adversely affect their available cash flows and liquidity and AB InBev’s subsequent ability to receive cash upstream. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition. Changes in the availability or price of raw materials, commodities, energy and water, including as a result of geopolitical instability, inflationary pressures, currency fluctuations, constraints on sourcing and unexpected increases in tariffs on such raw materials and commodities, like aluminum, could have an adverse effect on AB InBev's results of operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge against foreign currency risks and changes in commodity prices. AB InBev experienced higher commodity, raw materials and logistics costs in 2022 and the first half of 2023, which may continue. Energy prices have been subject to significant price volatility in the recent past and may be again in the future, including as a result of the ongoing conflict between Russia and Ukraine and in the Middle East, including the conflict in the Red Sea. High energy prices over an extended period of time and disruptions or constraints in the availability of shipping or transportation services may affect the price or availability of raw materials or commodities required for AB InBev’s products, and may adversely affect AB InBev’s operations. AB InBev may not be able to increase its prices to offset these increased costs or increase its prices without suffering reduced volume, revenue and operating income. Negative publicity surrounding the company, its brands, its activities, its advertising campaigns, its personnel or its business partners, and consumer perception of the company’s response to political and social issues or catastrophic events could damage its reputation or the image of its brands, may decrease demand for its products and may adversely affect the company’s business, financial condition and/or the market price of its shares and American Depositary Shares. AB InBev’s reputation and the image of its brands could be damaged as a result of consumers’ perceptions of its support of, association with or lack of support or disapproval of certain social causes. Further, campaigns by activists or other public figures, whether or not warranted, connecting the company, its personnel, its supply chain, its products or its business partners with a failure to maintain high ethical, business and environmental, social and governance practices, including with respect to human rights, workplace conditions and employee health and safety, whether actual or perceived, could adversely impact the company’s reputation or the image of its brands. Social media, which accelerates and potentially amplifies the scope of negative publicity, can increase the challenges of responding to negative claims, even if such claims are untrue. AB InBev’s sponsorship relations and promotional partnerships may also subject it to negative publicity as a result of any actual or alleged conduct, or consumers’ perceptions of socio-political views expressed, by its promotional partners or individuals and entities associated with organizations AB InBev sponsors or supports. Negative claims or publicity involving the company’s sponsorship or promotional partners, including as a result of any of their activities that harm their public image or reputation, could also have an adverse effect on AB InBev’s reputation or the image of its brands. These and other factors have reduced in the past, and could continue to reduce, consumers’ willingness to purchase certain of AB InBev’s products, thereby adversely affecting its business. Certain of AB InBev's operations depend on effective distribution networks to deliver its products to consumers, and distributors play an important role in distributing a significant proportion of beer and other beverages. Generally, distributors purchase AB InBev’s products from AB InBev and then sell them either to other distributors or points of sale. Such distributors are either government-controlled or privately owned but independent wholesale distributors, and there can be no assurance that such distributors will not give priority to AB InBev's competitors. Further, any inability of AB InBev to replace unproductive or inefficient distributors, or any limitations imposed on AB InBev to purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes, changes in legislation or the interpretations of legislation by regulators or courts could adversely impact AB InBev's business, results of operations and financial condition. AB InBev – Annual Report 2023  64

The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev's financial results. AB InBev relies on key third parties, including key suppliers, for a range of raw materials for its beer, alcoholic beverages and soft drinks, and for packaging material. The termination of or any material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev's production, distribution and sale of beer, alcoholic beverages and soft drinks and have a material adverse effect on AB InBev's business, results of operations, cash flows or financial condition. For certain packaging supplies and raw materials, AB InBev relies on a small number of important suppliers and certain of AB InBev’s subsidiaries may purchase nearly all of their key packaging materials from sole suppliers under multi-year contracts. The loss of or temporary discontinuity of supply from any of these suppliers without sufficient time to develop an alternative source could cause AB InBev to spend increased amounts on such supplies in the future. In addition, a number of key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. Although AB InBev monitors brewing quality to ensure its high standards, to the extent that one of these key brand names or joint ventures, companies in which AB InBev does not own a controlling interest and/or AB InBev’s licensees are subject to negative publicity, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. A portion of the company’s global portfolio consists of associates in new or developing markets, including investments where the company may have a lesser degree of control over the business operations. The company faces several challenges inherent to these various culturally and geographically diverse business interests. Although the company works with its associates on the implementation of appropriate processes and controls, the company also faces additional risks and uncertainties with respect to these minority investments because the company may be dependent on systems, controls and personnel that are not under the company’s control, such as the risk that the company’s associates may violate applicable laws and regulations, which could have an adverse effect on the company’s business, reputation, results of operations and financial condition. AB InBev may have a conflict of interest with its majority-owned subsidiaries. For example, a conflict of interest could arise if a dispute arises concerning an alleged contractual breach, which could materially and adversely affect AB InBev’s financial condition. A conflict of interest may also arise as a result of any dual roles played by AB InBev directors who may also be directors, managers or senior officers of the subsidiary. Notwithstanding policies and procedures to address the possibility of such conflicts of interest, AB InBev may not be able to resolve all such conflicts on terms favorable to AB InBev. The size of AB InBev, contractual limitations it is subject to and its position in the markets in which it operates may decrease its ability to successfully carry out further acquisitions and business integrations. The size of AB InBev and its position in the markets in which it operates may make it harder to identify suitable candidates for acquisitions or partnerships, including because it may be harder for AB InBev to obtain regulatory approval for future transactions. If appropriate opportunities do become available, AB InBev may seek to acquire or invest in other businesses; however, any future acquisition may pose regulatory, antitrust and other risks. AB InBev entered into a consent decree with the U.S. Department of Justice in relation to the combination with SAB, pursuant to which, among other matters, AB InBev’s subsidiary, Anheuser-Busch Companies, LLC, agreed not to acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through distributorships controlled by AB InBev in the U.S. AB InBev’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. Were AB InBev to fail to fulfill its obligations under the consent decree, whether intentionally or inadvertently, AB InBev could be subject to monetary fines or other penalties. A substantial portion of AB InBev’s operations are carried out in developing European, African, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the usual risks of operating in developing countries, which include, amongst others, political instability or insurrection, human rights concerns, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, lack of upkeep of public infrastructure, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, corrupt business environments, crime and lack of law enforcement as well as financial risks, which include risk of illiquidity, inflation, devaluation, price volatility, currency convertibility and country default. Moreover, the economies of developing countries are often affected by changes in other developing market countries, and, accordingly, adverse changes in developing markets elsewhere in the world could have a negative impact on the markets in which AB InBev operates. Such developing AB InBev – Annual Report 2023  65 market risks could adversely impact AB InBev’s business, results of operations and financial condition. Furthermore, the global reach of AB InBev’s operations exposes it to risks associated with doing business globally, including changes in tariffs. The Office of the United States Trade Representative has enacted tariffs on certain imports into the United States from China. If significant tariffs or other restrictions are placed on imports from China or any retaliatory trade measures are taken by China, this could have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade, which in turn could have a material adverse effect on AB InBev’s business in one or more of its key markets and results of operations. Competition and changing consumer preferences in its various markets and increased purchasing power of retailers in AB InBev’s distribution channels could cause AB InBev to reduce prices of its products, increase capital investment, increase marketing and other expenditures or prevent AB InBev from increasing prices to recover higher costs and thereby cause AB InBev to reduce margins or lose market share. AB InBev may not be able to anticipate or respond adequately to changes in consumer preferences and tastes or developments in new forms of media and marketing, and AB InBev’s marketing, promotional and advertising programs may not be successful in reaching consumers in the way it intends. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond more quickly to the emerging trends, such as the increasing consumer preference for “craft beers” produced by microbreweries and the growth of the spirit-based ready-to-drink category in certain markets. Furthermore, in recent years, many industries have seen disruption from non-traditional producers and distributors, in many cases, due to a rapidly evolving digital landscape. AB InBev’s business could be negatively affected if it is unable to anticipate changing consumer preferences for digital platforms or fails to continuously strengthen and evolve its capabilities in digital commerce and marketing. The success of the company’s digital commerce activities depends in part on its ability to attract wholesalers, retailers and consumers to use its offerings and retain these relationships, which may be impacted by regulatory requirements, competitive pressures and other factors beyond its control. Any of the foregoing could have a material adverse effect on AB InBev's business, financial condition and results of operations. If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may be subject to product recalls or other associated liabilities. Although AB InBev maintains insurance against certain product liability (but not product recall) risks, it may not be able to enforce its rights in respect of these policies and, in the event that contamination or a defect occurs, any amounts it recovers may not be sufficient to offset any damage it may suffer, which could adversely impact its business, reputation, prospects, results of operations and financial condition. In recent years, there has been public and political attention directed at the soft drinks and alcoholic beverage industries, as a result of an increasing emphasis on health and well-being. Concerns about the health consequences of consuming alcohol beverages and increased activity from anti-alcohol groups or other bodies, such as the World Health Organization, advocating for measures designed to reduce the consumption of alcohol beverages may reduce demand for certain of AB InBev’s products, which could adversely affect its profitability. Despite the progress it has made on its Smart Drinking Goals, AB InBev may be criticized and experience an increase in the number of publications and studies debating its efforts to reduce the harmful consumption of alcohol, as advocates try to shape the public discussions. AB InBev may also be subject to laws and regulations aimed at reducing the affordability or availability of beer in some of its markets. Additional regulatory restrictions on AB InBev’s business, such as those on the legal minimum drinking age, product labeling, opening hours or marketing activities, may cause the social acceptability of beer to decline significantly and consumption trends to shift away from it, which could have a material adverse effect on AB InBev’s business, financial condition and results of operations. Negative publicity and campaigns by activists or other public figures, whether or not warranted, connecting AB InBev, its supply chain or its business partners with workplace and human rights issues, whether actual or perceived, could adversely impact AB InBev’s reputation and may cause its business to suffer. AB InBev has adopted policies making a number of commitments to respect human rights, including its commitment to the principles and guidance contained in the UN Guiding Principles on Business and Human Rights. Allegations, even if untrue, that AB InBev is not respecting its commitments or actual or perceived failure by its suppliers or other business partners to comply with applicable workplace and labor laws, including child labor laws, or their actual or perceived abuse or misuse of migrant workers could negatively affect AB InBev’s reputation and the image of its brands and may adversely affect its business. AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by it to be reasonably possible, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 29 Contingencies of the 2023 consolidated financial statements. AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev’s operations or the operations of its licensed third parties, including personal data AB InBev – Annual Report 2023  66 protection laws such as the General Data Protection Regulation adopted in the European Union, the California Consumer Privacy Act, the Personal Information Protection Law of the People’s Republic of China and the General Personal Data Protection Law adopted in Brazil. AB InBev may be subject to adverse changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages, including unrecorded or informal alcohol products, which could adversely affect the financial results of AB InBev as well as its results of operations. Minimum pricing is another form of fiscal regulation that can affect AB InBev’s profitability. Furthermore, AB InBev may be subject to increased taxation on its operations by national, local or foreign authorities, to higher corporate income tax rates or to new or modified taxation regulations and requirements (including potential changes in Brazil). For example, in response to the increasing globalization and digitalization of trade and business operations, the Organization for Economic Co-operation and Development (OECD) has been working on international tax reform as an extension of its Base Erosion and Profit Shifting project. The reform initiative incorporates a two-pillar approach: Pillar One, which is focused on the re-allocation of some of the taxable profits of multinational enterprises to the markets where consumers are located; and Pillar Two, which is focused on establishing a global minimum corporate taxation rate of 15%. In December 2021, the OECD published detailed rules to assist in the implementation of Pillar Two and in December 2022, the EU Council announced that EU Member States had reached an agreement to implement the minimum tax component (Pillar Two) of the OECD’s global international tax reform initiative effective 1 January 2024. Most EU Member States have adopted these new rules into their domestic legislation and implementation of these rules could significantly increase compliance burdens and complexity and may cause increased audit controversy with competent tax authorities. AB InBev is continuing to evaluate the impact of these legislative changes as new guidance becomes available, but there is no guarantee that it will be successful in mitigating the impact of the increased compliance burden. Furthermore, on 16 August 2022, US President Joe Biden approved the Inflation Reduction Act (IRA), whereunder US companies that report over 1 US billion in profits to shareholders are subject to a 15% minimum tax based on book income. Changes in tax treaties, the introduction of new legislation or updates to existing legislation in countries in which AB InBev operates, or changes to regulatory interpretations of existing legislation as a result of the OECD tax reform initiatives, the IRA or otherwise could impose additional taxes on businesses and increase the complexity, burden and cost of tax compliance in countries where it operates. AB InBev is also subject to regular reviews, examinations and audits by tax authorities in the jurisdictions in which it operates. Factors such as increased economic and political pressures to increase tax revenues have contributed to an increase in audit activity, tax authorities becoming more aggressive in their interpretation and enforcement of tax laws, more time and difficulty to resolve any audits or disputes and an increase in new tax legislation. Although AB InBev believes its tax estimates, methodologies and positions are reasonable and consistent with applicable law, significant judgment is required to evaluate applicable tax obligations and tax authorities may disagree, or may take increasingly aggressive positions with respect to, the company’s judgments. A tax authority’s final determination in the event of a tax audit could materially differ from AB InBev’s tax provisions and accruals or may require the company to modify its business practices to reduce its exposure to additional taxes going forward, any of which may have an adverse effect on its business, results of operations and financial condition. Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof, as well as being subject to regulatory scrutiny, could affect AB InBev's business or the businesses of its subsidiaries. For example, in connection with AB InBev’s previous acquisitions, various regulatory authorities have imposed (and may impose in the future) conditions with which AB InBev is required to comply. The terms and conditions of certain of such authorizations, approvals and/or clearances required, among other things, the divestiture of the company’s assets or businesses to third parties, changes to the company’s operations, or other restrictions on the company’s ability to operate in certain jurisdictions. Such actions could have a material adverse effect on AB InBev's business, results of operations, financial condition and prospects. In addition, such conditions could diminish substantially the synergies and advantages which the company expects to achieve from such future transactions. AB InBev operates its business and markets its products in emerging markets that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with political, economic and operational risks. Although AB InBev is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that the employees or representatives of AB InBev’s subsidiaries, affiliates, associates, joint ventures/operations or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act. AB InBev – Annual Report 2023  67

New or expanded export control regulations, economic sanctions, embargoes or other forms of trade restrictions imposed on Russia, Syria, Cuba, Iran or other countries in which AB InBev or its associates do business may curtail AB InBev’s existing business and may result in serious economic challenges in these geographies, which could have an adverse effect on AB InBev and AB InBev’s associates’ operations, and may result in impairment charges on goodwill or other intangible assets or investments in associates. Although AB InBev’s operations in Cuba through its subsidiary are quantitatively immaterial, the company’s overall business reputation may suffer, or it may face additional regulatory scrutiny as a result of Cuba being a target of U.S. economic and trade sanctions or its subsidiary’s involvement in legal proceedings regarding its operations in Cuba. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, Title III of U.S. legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Since 2 May 2019, as a result of the activation of Title III of the Helms-Burton Act, AB InBev may be subject to potential U.S. litigation exposure, including claims accrued during the prior suspension of Title III of the Helms-Burton Act. It remains uncertain how the activation of Title III of the Helms-Burton Act will impact AB InBev’s U.S. litigation exposure. AB InBev has received notice of potential claims purporting to be made under the Helms-Burton Act. AB InBev relies on the reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev's brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media channels and messages used may constrain AB InBev’s marketing activities and thus reduce the value of its brands and related revenues. AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business. If the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future that could be significant and that could have an adverse effect on AB InBev's results of operations and financial condition. Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, could have a long-term, material adverse impact on AB InBev’s business and results of operations. In the event that climate change has a negative effect on agricultural productivity, AB InBev may be subject to decreased availability or less favorable pricing for certain agricultural commodities necessary for its products, such as barley, hops and rice. Further, climate change may also subject AB InBev to water scarcity and quality risks due to the water required to produce its products, including water consumed in the agricultural supply chain. In the event that climate change leads to droughts or water over-exploitation or has a negative effect on water availability or quality, the price of water may increase in certain areas and certain jurisdictions may adopt regulations restricting the use of water or enact other unfavorable changes to applicable water-related taxes and regulations. Such measures, if adopted, could lead to increased regulatory pressures, production costs or capacity constraints. In addition, social attitudes, customer preferences and investor sentiment are increasingly influenced by sustainability considerations, and as a result AB InBev may face pressure from its shareholders, regulators, suppliers, customers or consumers to further address sustainability-related concerns, which may require the company to incur increased costs and expose the company to regulatory inquiry or legal action. If AB InBev fails to meet its 2025 Sustainability Goals or its ambition to achieve net zero emissions across its value chain by 2040 for any reason, its overall reputation may suffer. Public expectations for reductions in greenhouse gas emissions, the potential adoption of legal and regulatory requirements designed to address climate change and to increase disclosures related to sustainability matters, including climate change and mitigation efforts, and disparate and evolving standards for identifying, measuring and reporting sustainability metrics may require the company to incur increased costs, make additional investments and implement new practices and reporting processes, and may heighten the company’s compliance burden and risks. Additionally, AB InBev’s inability to meet its compliance obligations under EU emissions trading regulations may also have an adverse impact on AB InBev’s business and results of operations. AB InBev's operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues. Further, AB InBev may be exposed to labor strikes, disputes and work stoppages or slowdowns, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s AB InBev – Annual Report 2023  68 production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements or as a result of financial distress for its suppliers. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials and commodities from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and customers and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity. AB InBev relies on information and operational technology systems, networks and services to support its business processes and activities, including procurement and supply chain, manufacturing, sales, human resource management, distribution, and marketing. AB InBev relies on information systems, including through services operated or maintained by third parties, to collect, process, transmit, and store electronic information, including, but not limited to, sensitive, confidential or personal information of customers and consumers. The integration of e-commerce, fintech and direct sales in AB InBev’s operations and their increasingly significant contribution to the company’s revenues and sales has increased the amount of information that AB InBev processes and maintains, thereby increasing its potential exposure to a security incident. The sophistication of cybersecurity threat actors also continues to evolve and grow, including the risk associated with emerging technologies, such as artificial intelligence, for nefarious purposes. Information systems of AB InBev’s third- party partners, including suppliers and distributors, and those of others on which they rely, are also exposed to cybersecurity incidents which may compromise the confidentiality, integrity and availability of their information systems and result in unauthorized access to AB InBev’s or its customer’s sensitive data. Compliance with, and changes to, laws and regulations concerning privacy, cybersecurity, and data protection could result in significant expense, and AB InBev may be required to make additional investments in security technologies. Although AB InBev takes various actions to minimize the likelihood and impact of such cybersecurity incidents and disruptions to information systems, such incidents could impact AB InBev’s business, impact its ability to meet its contractual obligations and expose it to legal claims or regulatory penalties. For example, if outside parties gained access to AB InBev’s confidential data or strategic information and appropriated such information or made such information public, this could harm AB InBev’s reputation or its competitive advantage, or could expose AB InBev or its customers to a risk of loss or misuse of information. More generally, technology disruptions can have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. AB InBev’s business and operating results could be negatively impacted by natural, social, technical, physical or other disasters, including public health crises and global pandemics. AB InBev’s business and results of operations were negatively impacted by the implementation of COVID-19 restrictions in recent years. While most countries around the world have removed the restrictions implemented in response to the COVID-19 pandemic, the emergence of new global pandemics, including new COVID-19 variants, may result in new restrictions in regions and countries where AB InBev operates, lead to further economic uncertainty and heighten many of the other risks described herein. AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position. Although AB InBev maintains insurance policies to cover various risks, it also uses self-insurance for most of its insurable risks. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition. AB InBev’s ordinary shares currently trade on Euronext Brussels in euros, the Johannesburg Stock Exchange in South African rand, the Mexican Stock Exchange in Mexican pesos and its ordinary shares represented by American Depositary Shares (the “ADSs”) trade on the New York Stock Exchange in US dollars. Fluctuations in the exchange rates between the euro, the South African rand, the Mexican peso and the US dollar may result in temporary differences between the value of AB InBev’s ordinary shares trading in different currencies, and between its ordinary shares and its ADSs, which may result in heavy trading by investors seeking to exploit such differences. RISKS ARISING FROM FINANCIAL INSTRUMENTS Note 27 of the 2023 consolidated financial statements on Risks arising from financial instruments contains detailed information on the company’s exposures to financial risks and its risk management policies. AB InBev – Annual Report 2023  69

Events after the reporting date Please refer to Note 32 Events after the reporting date of the consolidated financial statements. Corporate governance For information with respect to Corporate Governance, please refer to the Corporate Governance section, which forms an integral part of our annual report. 2024 presentation update For 2024, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month. Corresponding adjustments will be made to all income statement related items in the organic growth calculations. AB InBev – Annual Report 2023  70

Statement of the Board of Directors The Board of Directors of AB InBev SA/NV certifies, on behalf and for the account of the company, that, to their knowledge, (a) the financial statements which have been prepared in accordance with International Financial Reporting Standards give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the management report includes a fair review of the development and performance of the business and the position of the company and the entities included in the consolidation as a whole, together with a description of the principal risks and uncertainties they face. AB InBev – Annual Report 2023  71

Independent auditors’ report STATUTORY AUDITOR'S REPORT TO THE GENERAL SHAREHOLDERS’ MEETING OF ANHEUSER-BUSCH INBEV NV/SA ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2023 We present to you our statutory auditor’s report in the context of our statutory audit of the consolidated financial statements of Anheuser- Busch InBev NV/SA (the “Company”) and its subsidiaries (jointly “the Group”). This report includes our report on the consolidated financial statements, as well as the other legal and regulatory requirements. This forms part of an integrated whole and is indivisible. We have been appointed as statutory auditor by the general meeting d.d. 27 April 2022, following the proposal formulated by the board of directors and following the recommendation by the audit committee and the proposal formulated by the works’ council. Our mandate will expire on the date of the general meeting which will deliberate on the annual accounts for the year ended 31 December 2024. We have performed the statutory audit of the consolidated financial statements of Anheuser-Busch InBev NV/SA for five consecutive years. Report on the consolidated financial statements Unqualified opinion We have performed the statutory audit of the Group’s consolidated financial statements, which comprise the consolidated statement of financial position as at 31 December 2023, the consolidated income statement, the consolidated statement of comprehensive income/(loss), the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information, and which is characterized by a consolidated statement of financial position total of USD 219 340 million and a profit for the year of USD 6 891 million. In our opinion, the consolidated financial statements give a true and fair view of the Group’s net equity and consolidated financial position as at 31 December 2023, and of its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium. Basis for unqualified opinion We conducted our audit in accordance with International Standards on Auditing (ISAs) as applicable in Belgium. Furthermore, we have applied the International Standards on Auditing as approved by the IAASB which are applicable to the year-end and which are not yet approved at the national level. Our responsibilities under those standards are further described in the “Statutory auditor’s responsibilities for the audit of the consolidated financial statements” section of our report. We have fulfilled our ethical responsibilities in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Belgium, including the requirements related to independence. We have obtained from the board of directors and Company officials the explanations and information necessary for performing our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters. AB InBev – Annual Report 2023  72

Key Audit Matter How our audit addressed the key audit matter Impairment of goodwill and intangible assets with indefinite useful life As described in Notes 4, 14 and 15 to the consolidated financial statements, Addressing the matter involved performing procedures the Company has recorded goodwill and intangible assets with indefinite and evaluating audit evidence in connection with forming useful life for an amount of $ 117 043 million and $ 38 239 million, respectively, our overall opinion on the consolidated financial as of 31 December, 2023. Impairment analyses of goodwill and indefinite-lived statements. These procedures included testing the intangible assets are performed annually and whenever a triggering event has effectiveness of controls relating to management’s occurred, in order to determine whether the carrying value exceeds the goodwill and indefinite-lived asset impairment testing, recoverable amount. including controls over the valuation of the Company’s cash-generating units. Impairment tests are conducted by management, in accordance with IAS 36, in which management applies a discounted cash flow approach based on These procedures also included, among others, testing current acquisition valuation models for its cash-generating units showing an management’s process for developing the fair value invested capital to EBITDA multiple above 9x and valuation multiples for its estimates; evaluating the appropriateness of the other cash-generating units. The Company uses a strategic plan based on discounted cash flow model; testing the completeness, external sources in respect of macro-economic assumptions, industry, accuracy, and relevance of underlying data used in the inflation and foreign exchange rates, past experience and identified initiatives models; and, with the assistance of professionals with in terms of market share, revenue, variable and fixed cost, capital expenditure specialized skill and knowledge, evaluating the significant and working capital assumptions. Management’s cash flow projections assumptions used by management, related to the include significant judgment, estimates and assumptions, related to the weighted average cost of capital, the terminal growth rate weighted average cost of capital, the terminal growth rate and the applied and the applied market multiple. market multiple. Evaluating management’s assumptions involved The principal considerations for our determination that performing procedures evaluating whether the assumptions used by relating to the impairment of goodwill and intangible assets with indefinite management were reasonable considering (i) the current useful life is a key audit matter are (i) the high degree of auditor judgment and and past performance of the cash-generating unit, (ii) the subjectivity in applying procedures relating to the valuation of the cash- consistency with external market and industry data, (iii) generating units due to the significant amount of judgment by management whether these assumptions were consistent with when developing this estimate, (ii) the audit effort involved the use of evidence obtained in other areas of the audit and (iv) professionals with specialized skill and knowledge to assist in evaluating the analysis of sensitivities in the Company’s discounted cash audit evidence obtained from these procedures and (iii) the significant audit flow model. effort necessary in evaluating the significant assumptions relating to the estimate, related to the weighted average cost of capital, the terminal growth rate and the applied market multiple. Key Audit Matter How our audit addressed the key audit matter Uncertain tax positions Addressing the matter involved performing procedures As described in Notes 4 and 29 to the consolidated financial statements, and evaluating audit evidence in connection with forming significant judgment by management is required in determining the worldwide our overall opinion on the consolidated financial provision for income tax. There are some transactions and calculations for statements. These procedures included testing the which the ultimate tax determination is uncertain. Some subsidiaries within effectiveness of controls relating to completeness of the the group are involved in tax audits and local enquiries usually in relation to uncertain tax positions, as well as controls over prior years. Investigations and negotiations with local tax authorities are measurement of the liability. ongoing in various jurisdictions at the reporting date and, by their nature, these can take considerable time to conclude. In assessing the amount of These procedures also included, among others, (i) testing any income tax provisions to be recognized in the financial statements, the information used in the calculation of the income tax estimates are made of the expected successful settlement of these matters. provisions, including intercompany agreements, international, federal, and state filing positions, and the The principal considerations for our determination that performing procedures related final tax returns; (ii) testing the calculation of the relating to uncertain tax positions is a key audit matter are (i) the high degree income tax provision by jurisdiction, including of auditor judgment and subjectivity in applying procedures related to management’s assessment of the technical merits of tax uncertain tax positions due to the significant amount of judgment by positions and estimates of the amount of tax benefit management when developing this estimate, including a high degree of expected to be sustained; (iii) testing the completeness of estimation uncertainty relative to the numerous and complex tax laws, management’s assessment of both the identification of frequency of tax audits, and the considerable time to conclude investigations uncertain tax positions and possible outcomes thereof; and negotiations with local tax authorities as a result of such audits, and (ii) and (iv) evaluating the status and results of income tax the audit effort involved the use of professionals with specialized skill and audits by the relevant tax authorities. knowledge to assist in evaluating the audit evidence obtained from these procedures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the completeness and measurement of the Company’s uncertain tax positions, including evaluating the reasonableness of management’s assessment of the chance of loss related to tax positions and the application of relevant tax laws. AB InBev – Annual Report 2023  73

Responsibilities of the board of directors for the preparation of the consolidated financial statements The board of directors is responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium, and for such internal control as the board of directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the board of directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the board of directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so. Statutory auditor’s responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. In performing our audit, we comply with the legal, regulatory and normative framework applicable to the audit of the consolidated financial statements in Belgium. A statutory audit does not provide any assurance as to the Group’s future viability nor as to the efficiency or effectiveness of the board of directors’ current or future business management at Group level. Our responsibilities in respect of the use of the going concern basis of accounting by the board of directors’ are described below. As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: ● Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control; ● Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control; ● Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the board of directors; ● Conclude on the appropriateness of the board of directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our statutory auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our statutory auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern; ● Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation; ● Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion. We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with the audit committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter. Other legal and regulatory requirements Responsibilities of the board of directors The board of directors is responsible for the preparation and the content of the directors’ report on the consolidated financial statements. Statutory auditor’s responsibilities In the context of our engagement and in accordance with the Belgian standard which is complementary to the International Standards on Auditing (ISAs) as applicable in Belgium, our responsibility is to verify, in all material respects, the directors’ report on the consolidated financial statements and to report on these matters. AB InBev – Annual Report 2023  74

Aspects related to the directors’ report on the consolidated financial statements In our opinion, after having performed specific procedures in relation to the directors’ report on the consolidated financial statements, this directors’ report is consistent with the consolidated financial statements for the year under audit, and it is prepared in accordance with article 3:32 of the Companies’ and Associations’ Code. In the context of our audit of the consolidated financial statements, we are also responsible for considering, in particular based on the knowledge acquired resulting from the audit, whether the directors’ report on the consolidated financial statements is materially misstated or contains information which is inadequately disclosed or otherwise misleading. In light of the procedures we have performed, there are no material misstatements we have to report to you. The non-financial information is included in a separate report of the directors’ report which is part of section “Sustainability statements” of the annual report. The report of non-financial information contains the information required by virtue of article 3:32, §2 of the Companies’ and Associations’ Code, and agrees with the consolidated financial statements for the same year. The Company has prepared the non- financial information, based on reference framework Global Reporting Initiative (GRI) Standards and relevant United Nations Sustainable Development Goals. However, in accordance with article 3:80, §1, 5° of the Companies’ and Associations’ Code, we do not express an opinion as to whether the non-financial information has been prepared in accordance with the said framework as disclosed in the separate report of the directors’ report on the consolidated financial statements. Statement related to independence ● Our registered audit firm and our network did not provide services which are incompatible with the statutory audit of the consolidated financial statements, and our registered audit firm remained independent of the Group in the course of our mandate. ● The fees for additional services which are compatible with the statutory audit of the consolidated financial statements referred to in article 3:65 of the Companies’ and Associations’ Code are correctly disclosed and itemized in the notes to the consolidated financial statements. European Uniform Electronic Format (ESEF) We have also verified, in accordance with the draft standard on the verification of the compliance of the financial statements with the European Uniform Electronic Format (hereinafter “ESEF”), the compliance of the ESEF format with the regulatory technical standards established by the European Delegate Regulation No. 2019/815 of 17 December 2018 (hereinafter: “Delegated Regulation”).The board of directors is responsible for the preparation, in accordance with ESEF requirements, of the consolidated financial statements in the form of an electronic file in ESEF format (hereinafter “digital consolidated financial statements”) included in the annual financial report. Our responsibility is to obtain sufficient appropriate evidence to conclude that the format and marking language of the digital consolidated financial statements comply in all material respects with the ESEF requirements under the Delegated Regulation. Based on our procedures performed, we believe that the format of and marking of information in the digital consolidated financial statements included in the annual financial report of Anheuser-Busch InBev NV/SA per 31 December 2023 comply in all material respects with the ESEF requirements under the Delegated Regulation. Other statements This report is consistent with the additional report to the audit committee referred to in article 11 of the Regulation (EU) N°537/2014. Diegem, 28 February 2024 The Statutory Auditor PwC Bedrijfsrevisoren BV / Reviseurs d'Entreprises SRL Represented by Koen Hens Statutory Auditor AB InBev – Annual Report 2023  75

Consolidated financial statements Consolidated income statement For the year ended 31 December Million US dollar, except earnings per share in US dollar Notes 2023 2022¹ . Revenue 59 380 57 786 Cost of sales (27 396) (26 305) Gross profit 31 984 31 481 . Distribution expenses (6 277) (6 389) Sales and marketing expenses (7 158) (6 752) Administrative expenses (4 738) (4 414) Other operating income/(expenses) 7 778 841 Profit from operations before non-underlying items 14 590 14 768 . Non-underlying costs above profit from operations 8 (624) (251) Profit from operations 13 966 14 517 . Finance cost 11 (5 808) (5 792) Finance income 11 775 814 Non-underlying net finance income/(cost) 11 (69) 829 Net finance income/(cost) (5 102) (4 148) . Share of result of associates 16 295 299 Non-underlying share of results of associates 8 / 16 (35) (1 143) Profit before tax 9 124 9 524 . Income tax expense 12 (2 234) (1 928) Profit of the period 6 891 7 597 . Profit of the period attributable to: Equity holders of AB InBev 5 341 5 969 Non-controlling interest 1 550 1 628 . Basic earnings per share 21 2.65 2.97 Diluted earnings per share 21 2.60 2.91 . Underlying earnings per share² 21 3.05 3.03 1 2 The accompanying notes are an integral part of these consolidated financial statements. 1 As from 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of the share-based payment programs are reported in the non- underlying net finance income/(cost). The 2022 presentation was amended to conform to the 2023 presentation. 2 Underlying earnings per share is not a defined metric in IFRS. Refer to Note 21 Changes in equity and earnings per share for more details. AB InBev – Annual Report 2023  76

Consolidated statement of comprehensive income/(loss) For the year ended 31 December Million US dollar Notes 2023 2022 . Profit of the period 6 891 7 597 XXX Other comprehensive income/(loss): items that will not be reclassified to profit or loss: Re-measurements of post-employment benefits 21 (136) 519 . (136) 519 Other comprehensive income/(loss): items that may be reclassified subsequently to profit or loss: Exchange differences on translation of foreign operations 21 4 171 (1 298) Effective portion of changes in fair value of net investment hedges (242) (173) Cash flow hedges recognized in equity (400) 183 Cash flow hedges reclassified from equity to profit or loss 483 (546) XXX 4 012 (1 834) . Other comprehensive income/(loss), net of tax 3 876 (1 315) XXX Total comprehensive income/(loss) 10 767 6 283 XXX Attributable to: Equity holders of AB InBev 9 739 4 994 Non-controlling interest 1 028 1 289 The accompanying notes are an integral part of these consolidated financial statements. AB InBev – Annual Report 2023  77

Consolidated statement of financial position Million US dollar Notes 31 December 2023 31 December 2022 . ASSETS Non-current assets Property, plant and equipment 13 26 818 26 671 Goodwill 14 117 043 113 010 Intangible assets 15 41 286 40 209 Investments in associates 16 4 872 4 656 Investment securities 20 178 175 Deferred tax assets 17 2 935 2 300 Pensions and similar obligations 23 12 11 Income tax receivables 844 883 Derivatives 27 44 60 Trade and other receivables 19 1 941 1 782 Total non-current assets 195 973 189 757 Current assets Investment securities 20 67 97 Inventories 18 5 583 6 612 Income tax receivables 822 813 Derivatives 27 505 331 Trade and other receivables 19 6 024 5 330 Cash and cash equivalents 20 10 332 9 973 Assets classified as held for sale 34 30 Total current assets 23 367 23 186 Total assets 219 340 212 943 EQUITY AND LIABILITIES Equity Issued capital 21 1 736 1 736 Share premium 17 620 17 620 Reserves 20 276 15 218 Retained earnings 42 215 38 823 Equity attributable to equity holders of AB InBev 81 848 73 398 Non-controlling interests 30 10 828 10 880 Total equity 92 676 84 278 Non-current liabilities Interest-bearing loans and borrowings 22 74 163 78 880 Pensions and similar obligations 23 1 673 1 534 Deferred tax liabilities 17 11 874 11 818 Income tax payables 589 610 Derivatives 27 151 184 Trade and other payables 26 738 859 Provisions 25 320 396 Total non-current liabilities 89 508 94 282 Current liabilities Bank overdrafts 20 17 83 Interest-bearing loans and borrowings 22 3 987 1 029 Income tax payables 1 583 1 438 Derivatives 27 5 318 5 308 Trade and other payables 26 25 981 26 349 Provisions 25 269 176 Total current liabilities 37 156 34 383 Total equity and liabilities 219 340 212 943 The accompanying notes are an integral part of these consolidated financial statements. AB InBev – Annual Report 2023  78

Consolidated statement of changes in equity

		Attributable to equity holders of AB InBev								
Million US dollar	**Notes**	**Issued Capital**	**Share premium**	**Treasury shares**	**Reserves**	**Other comprehensive income reserves**	**Retained earnings**	**Total**	**Non-controlling interest**	**Total Equity**
As per 1 January 2022		**1 736**	**17 620**	**(3 994)**	**54 001**	**(34 577)**	**33 882**	**68 669**	**10 671**	**79 340**
Profit of the period		-	-	-	-	-	5 969	5 969	1 628	7 597
Other comprehensive income/(loss)	21	-	-	-	-	(976)	-	(976)	(339)	(1 315)
Total comprehensive income/(loss)		**-**	**-**	**-**	**-**	**(976)**	**5 969**	**4 994**	**1 289**	**6 283**
Dividends		-	-	-	-	-	(1 198)	(1 198)	(1 355)	(2 553)
Treasury shares		-	-	289	-	-	(193)	95	-	95
Share-based payments	24	-	-	-	477	-	-	477	20	497
Hyperinflation monetary adjustments		-	-	-	-	-	380	380	236	616
Scope and other changes		-	-	-	-	-	(18)	(18)	19	1
As per 31 December 2022		**1 736**	**17 620**	**(3 706)**	**54 477**	**(35 553)**	**38 823**	**73 398**	**10 880**	**84 278**

		Attributable to equity holders of AB InBev								
Million US dollar	**Notes**	**Issued Capital**	**Share premium**	**Treasury shares**	**Reserves**	**Other comprehensive income reserves**	**Retained earnings**	**Total**	**Non-controlling interest**	**Total Equity**
As per 1 January 2023		**1 736**	**17 620**	**(3 706)**	**54 477**	**(35 553)**	**38 823**	**73 398**	**10 880**	**84 278**
Profit of the period		-	-	-	-	-	5 341	5 341	1 550	6 891
Other comprehensive income/(loss)	21	-	-	-	-	4 398	-	4 398	(522)	3 876
Total comprehensive income/(loss)		**-**	**-**	**-**	**-**	**4 398**	**5 341**	**9 739**	**1 028**	**10 767**
Dividends		-	-	-	-	-	(1 582)	(1 582)	(1 371)	(2 952)
Treasury shares		-	-	240	-	-	(477)	(237)	-	(237)
Share-based payments	24	-	-	-	418	-	-	418	19	438
Hyperinflation monetary adjustments		-	-	-	-	-	417	417	258	675
Scope and other changes		-	-	-	-	-	(306)	(306)	15	(291)
As per 31 December 2023		**1 736**	**17 620**	**(3 465)**	**54 896**	**(31 155)**	**42 215**	**81 848**	**10 828**	**92 676**

The accompanying notes are an integral part of these consolidated financial statements

AB InBev – Annual Report 2023 | 79

Consolidated statement of cash flows

For the year ended 31 December Million US dollar	Notes	2023	2022[1]
OPERATING ACTIVITIES			
Profit of the period		**6 891**	**7 597**
Depreciation, amortization and impairment	10	5 411	5 078
Net finance cost/(income)	11	5 102	4 148
Equity-settled share-based payment expense	24	570	448
Income tax expense	12	2 234	1 928
Other non-cash items		1 125	(102)
Share of result of associates	16	(260)	844
Cash flow from operating activities before changes in working capital and use of provisions		**21 072**	**19 941**
Decrease/(increase) in trade and other receivables		(1 147)	(48)
Decrease/(increase) in inventories		717	(1 547)
Increase/(decrease) in trade and other payables		(1 110)	1 249
Pension contributions and use of provisions		(419)	(351)
Cash generated from operations		**19 113**	**19 244**
Interest paid		(3 877)	(4 133)
Interest received		598	611
Dividends received		127	158
Income tax paid		(2 696)	(2 582)
Cash flow from/(used in) operating activities		**13 265**	**13 298**
INVESTING ACTIVITIES			
Acquisition of property, plant and equipment and of intangible assets	13/15	(4 638)	(5 160)
Proceeds from sale of property, plant and equipment and of intangible assets		156	322
Sale/(acquisition) of subsidiaries, net of cash disposed/ acquired of	6	9	(70)
Proceeds from sale/(acquisition) of other assets		119	288
Cash flow from/(used in) investing activities		**(4 354)**	**(4 620)**
FINANCING ACTIVITIES			
Proceeds from borrowings	22	202	91
Repayments of borrowings	22	(3 098)	(7 265)
Dividends paid		(3 013)	(2 442)
Share buyback	21	(362)	-
Payment of lease liabilities		(780)	(610)
Derivative financial instruments		(841)	61
Sale/(acquisition) of non-controlling interests	21	(22)	(20)
Other financing cash flows		(682)	(435)
Cash flow from/(used in) financing activities		**(8 596)**	**(10 620)**
Net increase/(decrease) in cash and cash equivalents		**315**	**(1 942)**
Cash and cash equivalents less bank overdrafts at beginning of year		9 890	12 043
Effect of exchange rate fluctuations		109	(211)
Cash and cash equivalents less bank overdrafts at end of period	**20**	**10 314**	**9 890**

The accompanying notes are an integral part of these consolidated financial statements.

[1] Amended to conform to the 2023 presentation.

AB InBev – Annual Report 2023 | 80

Notes to the consolidated financial statements Note Corporate information 1 Statement of compliance 2 Summary of significant accounting policies 3 Use of estimates and judgments 4 Segment reporting 5 Acquisitions and disposals of subsidiaries 6 Other operating income/(expenses) 7 Non-underlying items 8 Payroll and related benefits 9 Additional information on operating expenses by nature 10 Finance cost and income 11 Income taxes 12 Property, plant and equipment 13 Goodwill 14 Intangible assets 15 Investments in associates 16 Deferred tax assets and liabilities 17 Inventories 18 Trade and other receivables 19 Cash and cash equivalents and investment securities 20 Changes in equity and earnings per share 21 Interest-bearing loans and borrowings 22 Pensions and similar obligations 23 Share-based payments 24 Provisions 25 Trade and other payables 26 Risks arising from financial instruments 27 Collateral and contractual commitments for the acquisition of property, plant and equipment, 28 loans to customers and other Contingencies 29 Non-controlling interests 30 Related parties 31 Events after the reporting date 32 AB InBev companies 33 AB InBev – Annual Report 2023  81

1. Corporate information Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 155 000 employees based in nearly 50 countries worldwide. For 2023, AB InBev’s reported revenue was 59.4 billion US dollar (excluding joint ventures and associates). The consolidated financial statements of the company for the year ended 31 December 2023 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations. The consolidated financial statements were authorized for issue by the Board of Directors on 28 February 2024. 2. Statement of compliance The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (IASB) and in conformity with International Financial Reporting Standards as adopted by the European Union (collectively “IFRS”). AB InBev did not early apply any new IFRS requirements that were not yet effective in 2023 and did not apply any European carve-outs from IFRS. 3. Summary of significant accounting policies The accounting policies applied are consistent to all periods presented in these consolidated financial statements by the company and its subsidiary. (A) BASIS OF PREPARATION AND MEASUREMENT Depending on the applicable IFRS requirements, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g., systematic re-measurement), the cost approach is applied. (B) FUNCTIONAL AND PRESENTATION CURRENCY Unless otherwise specified, all financial information included in these financial statements has been stated in US dollar, which is the company’s presentation currency, and has been rounded to the nearest million. The functional currency of the parent company is the euro. (C) PRINCIPLES OF CONSOLIDATION Subsidiaries are those entities controlled by AB InBev. AB InBev controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, potential voting rights are taken into account. Control is presumed to exist where AB InBev owns, directly or indirectly, more than one half of the voting rights (which does not always equate to economic ownership), unless it can be demonstrated that such ownership does not constitute control. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Total comprehensive income of subsidiaries is attributed to the owners of the company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Associates are undertakings in which AB InBev has significant influence over the financial and operating policies, but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights. A joint venture is an arrangement in which AB InBev has joint control, whereby AB InBev has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. Associates and joint ventures are accounted for by the equity method of accounting, from the date that significant influence or joint control commences until the date that significant AB InBev – Annual Report 2023  82 influence or joint control ceases. When AB InBev’s share of losses exceeds the carrying amount of the associate or joint venture, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that AB InBev has incurred legal or constructive obligations on behalf of the associate or joint venture. Joint operations arise when AB InBev has rights to the assets and obligations to the liabilities of a joint arrangement. AB InBev accounts for its share of the assets, liabilities, revenues and expenses as from the moment joint operation commences until the date that joint operation ceases. The financial statements of the company’s subsidiaries, joint ventures, joint operations and associates are prepared for the same reporting year as the parent company, using consistent accounting policies. In exceptional cases when the financial statements of a subsidiary, joint venture, joint operation or associate are prepared as of a different date from that of AB InBev, adjustments are made for the effects of significant transactions or events that occur between that date and the date of AB InBev's financial statements. In such cases, the difference between the end of the reporting period of these subsidiaries, joint ventures, joint operations or associates from AB InBev's reporting period is no more than three months. Results from the company’s associates Anadolu Efes and Castel are reported on a three-month lag. Therefore, estimates are made to reflect AB InBev’s share in the result of these associates for the last quarter. Such estimates are revisited when required. Transactions with non-controlling interests are treated as transactions with equity owners of the company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity where there is no loss of control. All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated. Unrealized gains arising from transactions with joint ventures, joint operations and associates are eliminated to the extent of AB InBev’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. A listing of the company’s most important subsidiaries, joint ventures, joint operations and associates is set out in Note 33 AB InBev companies. (D) SUMMARY OF CHANGES IN ACCOUNTING POLICIES A number of amendments to standards became mandatory for the first time for the financial year beginning on 1 January 2023 and have not been listed in these consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements. The IASB made amendments to IAS 12 Income taxes in May 2023 that (a) provide a temporary exception from accounting for deferred taxes arising from legislation enacted to implement the OECD’s Pillar Two model rules, and (b) introduce additional disclosure requirements. The company and its subsidiaries are within the scope of the OECD Pillar Two model rules as Pillar Two legislation was enacted in Belgium, the jurisdiction in which the parent entity is incorporated, and will come into effect from 1 January 2024. The company applied the exception from accounting for deferred taxes arising from legislation enacted and is in the process of assessing the full impact. Based on the preliminary analysis made, the company does not expect the impact to be material. (E) FOREIGN CURRENCIES Foreign currency transactions Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing on the reporting. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction or, for those stated at fair value, at the dates the fair value was determined. Translation of the results and financial position of foreign operations Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the reporting date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves). AB InBev – Annual Report 2023  83

Financial Reporting in hyperinflationary economies

In May 2018, the Argentinean peso underwent a severe devaluation, causing Argentina´s three-year cumulative inflation to exceed 100% and thus, triggering the requirement to transition to hyperinflation accounting as of 2018, as prescribed by IAS 29 *Financial Reporting in Hyperinflationary Economies*.

Under IAS 29, non-monetary assets and liabilities stated at historical cost, equity and income statements of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency, applying a general price index. These re-measured accounts are used for conversion into US dollar at the period closing exchange rate. As a result, the statement of financial position and net results of subsidiaries operating in hyperinflation economies are stated in terms of the measuring unit current at the end of the reporting period.

The 2023 results, restated for purchasing power, were translated at the December 2023 closing rate of 808.737265 Argentinean pesos per US dollar (2022 results - at 177.131872 Argentinean pesos per US dollar).

Exchange rates

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate	
1 US dollar equals:	**31 December 2023**	**31 December 2022**	**31 December 2023**	**31 December 2022**
Argentinean peso	808.737265	177.131872	-	-
Brazilian real	4.841287	5.217705	5.008522	5.164428
Canadian dollar	1.325066	1.353834	1.351906	1.297354
Chinese yuan	7.104880	6.898736	7.063811	6.661729
Colombian peso	3 818.47	4 807.99	4 284.95	4 211.36
Euro	0.904977	0.937559	0.925550	0.951768
Mexican peso	16.893354	19.361452	17.728805	20.123646
Peruvian nuevo sol	3.713000	3.820004	3.745164	3.845294
Pound sterling	0.786470	0.831548	0.804601	0.811905
South African rand	18.414052	16.968472	18.409380	16.392270
South Korean won	1 296.53	1 260.16	1 309.12	1 286.17

(F) INTANGIBLE ASSETS

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, future economic benefits are probable, and the company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (refer to accounting policy N).

Amortization related to research and development intangible assets is included within the cost of sales if production related and in sales and marketing if related to commercial activities.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

Supply and distribution rights

A supply right is the right for AB InBev to supply a customer and the commitment by the customer to purchase from AB InBev. A distribution right is the right to sell specified products in a certain territory. Acquired distribution rights are measured initially at cost or fair value when obtained through a business combination. Amortization related to supply and distribution rights is included within sales and marketing expenses.

Brands

If part of the consideration paid in a business combination relates to trademarks, trade names, formulas, recipes or technological expertise these intangible assets are considered as a group of complementary assets that is referred to as a brand for which one fair value is determined. Expenditure on internally generated brands is expensed as incurred.

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Software Purchased software is measured at cost less accumulated amortization. Expenditure on internally developed software is capitalized when the expenditure qualifies as development activities; otherwise, it is recognized in the income statement when incurred. Amortization related to software is included in cost of sales, distribution expenses, sales and marketing expenses or administrative expenses based on the activity the software supports. Other intangible assets Other intangible assets, acquired by the company, are recognized at cost less accumulated amortization and impairment losses. Other intangible assets also include multi-year sponsorship rights acquired by the company. These are initially recognized at the present value of the future payments and subsequently measured at cost less accumulated amortization and impairment losses. Subsequent expenditure Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are expensed as incurred. Amortization Intangible assets with a finite life are amortized using the straight-line method over their estimated useful lives. Licenses, brewing, supply and distribution rights are amortized over the period in which the rights exist. Brands are considered to have an indefinite life unless plans exist to discontinue the brand. Discontinuance of a brand can be either through sale or termination of marketing support. When AB InBev purchases distribution rights for its own products the life of these rights is considered indefinite, unless the company has a plan to discontinue the related brand or distribution. Software and capitalized development costs related to technology are amortized generally over 3 to 10 years. Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment on an annual basis (refer to accounting policy N). Gains and losses on sale Net gains on sale of intangible assets are presented in the income statement as other operating income. Net losses on sale are included as other operating expenses. Net gains and losses are recognized in the income statement when the control has been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the intangible assets. (G) BUSINESS COMBINATIONS The company applies the acquisition method of accounting to account for acquisitions of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over the company’s interest in the fair value of the identifiable net assets acquired is recorded as goodwill. The allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions requiring management judgment. Acquisition-related costs are expensed as incurred. If the business combination is achieved in stages, the acquisition date carrying value of AB InBev’s previously held interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss. (H) GOODWILL Goodwill is determined as the excess of the consideration paid over AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary, jointly controlled entity or associate recognized at the date of acquisition. All business combinations are accounted for by applying the purchase method. In conformity with IFRS 3 Business Combinations, goodwill is stated at cost and not amortized but tested for impairment on an annual basis and whenever there is an indicator that the cash generating unit to which goodwill has been allocated, may be impaired (refer to accounting policy N). Goodwill is expressed in the currency of the subsidiary to which it relates and is AB InBev – Annual Report 2023  85 translated to US dollar using the year-end exchange rate. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate. If AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination such excess is recognized immediately in the income statement as required by IFRS 3 Business Combinations. Expenditure on internally generated goodwill is expensed as incurred. (I) PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses (refer to accounting policy N). Cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g., nonrefundable tax and transport cost). The cost of a self-constructed asset is determined using the same principles as for an acquired asset. The depreciation methods, residual value, as well as the useful lives are reassessed and adjusted if appropriate, annually. Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets. Subsequent expenditure The company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the company and the cost of the item can be measured reliably. All other costs are expensed as incurred. Depreciation The depreciable amount is the cost of an asset less its residual value. Residual values, if not insignificant, are reassessed annually. Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are defined in terms of the asset’s expected utility to the company and can vary from one geographical area to another. On average the estimated useful lives are as follows: Industrial buildings – other real estate properties 20 - 50 years Production plant and equipment: Production equipment 10 - 15 years Storage, packaging and handling equipment 5 - 7 years Returnable packaging: Kegs 2 - 10 years Crates 2 - 10 years Bottles 2 - 5 years Point of sale furniture and equipment 5 years Vehicles 5 years Information processing equipment 3 - 10 years Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment. Land is not depreciated as it is deemed to have an indefinite life. Gains and losses on sale Net gains on sale of items of property, plant and equipment are presented in the income statement as other operating income. Net losses on sale are presented as other operating expenses. Net gains and losses are recognized in the income statement when the control has been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the property, plant and equipment. AB InBev – Annual Report 2023  86

(J) LEASES The company as lessee The company assesses whether a contract is or contains a lease at inception of a contract. The company recognizes a right- of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short- term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease, and payments for these leases are presented in cash flow from operating activities. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the company uses its incremental borrowing rate specific to the country, term and currency of the contract. In addition, the company considers its recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating the incremental borrowing rates. Lease payments include fixed payments, less any lease incentives, variable lease payments that depend on an index or a rate known at the commencement date, and purchase options or extension option payments if the company is reasonably certain to exercise these options. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and right-of-use asset and are recognized as an expense in the income statement in the period in which the event or condition that triggers those payments occurs. A lease liability is remeasured upon a change in the lease term, changes in an index or rate used to determine the lease payments or reassessment of exercise of a renewal and/or purchase option. The corresponding adjustment is made to the related right-of-use asset. The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The right-of-use assets are depreciated starting at the commencement date over the shorter period of useful life of the underlying asset and lease term (refer to accounting policies I and N). The lease liability is presented in the ‘Interest-bearing loans and borrowings’ line and the right-of-use assets are presented in the ‘Property, plant and equipment’ line in the consolidated statement of financial position. In addition, the principal portion of the lease payments is presented within financing activities and the interest component is presented within operating activities in the consolidated cash flow statement. The company as lessor Leases where the company transfers substantially all the risks and rewards of ownership to the lessee are classified as finance leases. Leases of assets under which all the risks and rewards of ownership are substantially retained by the company are classified as operating leases. Rental income is recognized in other operating income on a straight-line basis over the term of the lease. (K) INVENTORIES Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories. The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated completion and selling costs. Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. The calculation of the net realizable value takes into consideration specific characteristics of each inventory category, such as expiration date, remaining shelf life, slow-moving indicators, amongst others. AB InBev – Annual Report 2023  87

(L) TRADE AND OTHER RECEIVABLES Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business and generally due for settlement within 30 days. Trade receivables are recognized initially at the amount of the consideration that is unconditional unless they contain significant financing components, when they are recognized at the amount adjusted for the time value of money. The company holds trade and other receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest rate method. Trade and other receivables are carried at amortized cost less impairment losses. To determine the appropriate amount to be impaired factors such as significant financial difficulties of the debtor, probability that the debtor will default, enter into bankruptcy or financial reorganization, or delinquency in payments are considered. Other receivables are initially recognized at fair value and subsequently measured at amortized cost. Any impairment losses and foreign exchange results are directly recognized in profit or loss. (M) CASH AND CASH EQUIVALENTS Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less from the date of acquisition that are readily convertible into cash. They are stated at face value, which approximates their fair value. In the cash flow statement, cash and cash equivalents are presented net of bank overdrafts. (N) IMPAIRMENT The carrying amounts of property, plant and equipment, goodwill and intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If there is an indicator of impairment, the asset’s recoverable amount is estimated. In addition, goodwill, intangible assets that are not yet available for use and intangibles with an indefinite useful life are tested for impairment annually at the cash-generating unit level (that is a country or group of countries managed as a group below a reporting region). An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement. Calculation of recoverable amount The recoverable amount of non-financial assets is determined as the higher of their fair value less costs to sell and value in use. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of the cash generating units to which the goodwill and the intangible assets with indefinite useful life belong is based on discounted future cash flows using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. Impairment losses recognized in respect of cash-generating units firstly reduce allocated goodwill and then the carrying amounts of the other assets in the unit on a pro rata basis. Reversal of impairment losses Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. AB InBev – Annual Report 2023  88

(O) FAIR VALUE MEASUREMENT A number of AB InBev’s accounting policies and notes require fair value measurement for both financial and non-financial items. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, AB InBev uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows: • Level 1: inputs are unadjusted quoted prices in active markets for identical assets or liabilities. • Level 2: inputs are observable either directly (i.e., as prices) or indirectly (i.e., derived from prices). • Level 3: fair value measurements incorporate significant inputs that are based on unobservable market data. If the inputs used to measure the fair value of an asset or liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The company applies fair value measurement to the instruments listed below. Derivatives The fair value of exchange traded derivatives (e.g., exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g., the New York Board of Trade). The fair value of over-the- counter derivatives is determined by commonly used valuation techniques. Debt securities This category includes both debt securities designated at FVOCI and FVPL. The fair value is measured using observable inputs such as interest rates and foreign exchange rates. When it pertains to instruments that are publicly traded, the fair value is determined by reference to observable quotes. In circumstances where debt securities are not publicly traded, the main valuation technique is the discounted cash flow. The company may apply other valuation techniques or combination of valuation techniques if the fair value results are more relevant. Equity securities designated as at FVOCI Investments in equity securities comprise quoted and unquoted securities. When liquid quoted prices are available, these are used to fair value investments in quoted securities. The unquoted securities are fair valued using primarily the discounted cash flow method. Non-derivative financial liabilities The fair value of non-derivative financial liabilities is generally determined using unobservable inputs and therefore fall into level 3. In these circumstances, the valuation technique used is discounted cash flow, whereby the projected cash flows are discounted using a risk adjusted rate. (P) SHARE CAPITAL Repurchase of share capital When AB InBev buys back its own shares, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity under treasury shares. The difference between the carrying value of the treasury shares issued to employees and their fair value is recognized in retained earnings. Dividends Dividends paid are recognized in the consolidated financial statements on the date that the dividends are declared unless minimum statutory dividends are required by local legislation or the bylaws of the company’s subsidiaries. In such instances, statutory minimum dividends are recognized as a liability. AB InBev – Annual Report 2023  89

Share issuance costs Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. (Q) PROVISIONS Provisions are recognized when (i) the company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Restructuring A provision for restructuring is recognized when the company has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Costs relating to the ongoing activities of the company are not provided for. The provision includes the benefit commitments in connection with early retirement and redundancy schemes. Onerous contracts A provision for onerous contracts is recognized when the expected benefits to be derived by the company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. Such provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Disputes and Litigations A provision for disputes and litigation is recognized when it is more likely than not that the company will be required to make future payments as a result of past events, such items may include but are not limited to, several claims, suits and actions relating to antitrust laws, violations of distribution and license agreements, environmental matters, employment related disputes, claims from tax authorities related to indirect taxes, and alcohol industry litigation matters. (R) PENSION AND SIMILAR OBLIGATIONS Post-employment benefits Post-employment benefits include pensions, post-employment life insurance and post-employment medical benefits. The company operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-managed funds. The pension plans are generally funded by payments from employees and the company, and, for defined benefit plans taking account of the recommendations of independent actuaries. AB InBev maintains funded and unfunded pension plans. a) Defined contribution plans Contributions to defined contribution plans are recognized as an expense in the income statement when incurred. A defined contribution plan is a pension plan under which AB InBev pays fixed contributions into a fund. AB InBev has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. b) Defined benefit plans A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. For defined benefit plans, the pension expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at least every three years. The amounts charged to the income statement include current service cost, net interest cost (income), past service costs and the effect of any curtailments or settlements. Past service costs are recognized at the earlier of when the amendment / curtailment occurs or when the company recognizes related restructuring or termination costs. The pension obligations recognized in the statement of financial position are measured at the present value of the estimated future cash outflows using interest rates based on high quality corporate bond yields, which have terms to maturity approximating the terms of the related liability, less the fair value of any AB InBev – Annual Report 2023  90 plan assets. Re-measurements, comprising of actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. Re-measurements are not reclassified to profit or loss in subsequent periods. Where the calculated amount of a defined benefit liability is negative (an asset), AB InBev recognizes such pension asset to the extent that economic benefits are available to AB InBev either from refunds or reductions in future contributions. Other post-employment obligations Some of AB InBev’s companies provide post-employment medical benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans. Termination benefits Termination benefits are recognized as an expense at the earlier when the company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date and when the company recognizes costs for a restructuring. Bonuses Bonuses received by company employees and management are based on pre-defined company and individual target achievement. The estimated amount of the bonus is recognized as an expense in the period the bonus is earned. (S) SHARE-BASED PAYMENTS Different share and share option programs allow company senior management and members of the board to acquire shares of the company and some of its affiliates. The fair value of the share options is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option. The fair value of the Restricted Stock Units (“RSUs”) is the share price at grant date. The fair value of the Performance Stock Units (PSUs) with a market condition (relative Total Shareholder Return (“TSR”)) is determined using Monte Carlo simulations. The fair value of the options, RSUs and PSUs granted is expensed over the vesting period based on the expected number of options that will vest. When the options are exercised, equity is increased by the amount of the proceeds received. When the share-based payment programs are vested, they are settled net of tax withholdings. (T) INTEREST-BEARING LOANS AND BORROWINGS Interest-bearing loans and borrowings are recognized initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial amount and the maturity amount being recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis. The company has long-term loan agreements with foreign subsidiaries, denominated in foreign currency, the settlement of which is neither planned nor likely to occur in the foreseeable future. In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, the exchange differences on retranslation of these loans are recognized in other comprehensive income in the consolidated financial statements. If the loan becomes planned or likely to be settled in the foreseeable future, the related foreign currency differences are recognized in profit or loss. In the event of partial settlement, only the foreign currency differences corresponding to the settled portion are reclassified to the profit or loss of the period in non-underlying finance income/(cost). (U) TRADE AND OTHER PAYABLES Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. AB InBev – Annual Report 2023  91

(V) INCOME TAX Income tax on the profit for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case the tax effect is also recognized directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the reporting date, and any adjustment to tax payable in respect of previous years. In accordance with IAS 12 Income Taxes deferred taxes are provided using the so-called balance sheet liability method. This means that, for all taxable and deductible differences between the tax bases of assets and liabilities and their carrying amounts in the statement of financial position a deferred tax liability or asset is recognized. Under this method a provision for deferred taxes is also made for differences between the fair values of assets and liabilities acquired in a business combination and their tax base. IAS 12 prescribes that no deferred taxes are recognized (i) on initial recognition of goodwill, (ii) at the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting nor taxable profit and (iii) on differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future and to the extent that the company is able to control the timing of the reversal. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using currently or substantively enacted tax rates. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously. The company recognizes deferred tax assets, including assets arising from losses carried forward, to the extent that future probable taxable profit will be available against which the deferred tax asset can be utilized. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realized. The company has administrative and judicial discussions with tax authorities related to certain tax treatments adopted when calculating the income tax and social contribution, in particular in Brazil. As required by IFRIC 23, the company assesses each material tax position. When the company assesses that it is probable that the tax authorities will accept the tax treatments adopted, income taxes are calculated and reported consistently with the tax treatment used. The company discloses the potential effect of material uncertainties as a tax-related contingency in Note 29 Contingencies. When the company concludes that it is not probable that a particular tax treatment is accepted, the company generally uses the most likely amount of the tax treatment when determining the tax provision to be recorded. The company presents income tax provisions in income tax liabilities. Assets and liabilities for uncertain tax treatments are presented as current tax assets/liabilities or deferred tax assets/liabilities. (W) INCOME RECOGNITION Goods sold Revenue is measured based on the consideration to which the company expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The company recognizes revenue when performance obligations are satisfied, meaning when the company transfers control of a product to a customer. Specifically, revenue recognition follows the following five-step approach: • Identification of the contracts with a customer • Identification of the performance obligations in the contracts • Determination of the transaction price • Allocation of the transaction price to the performance obligations in the contracts • Revenue recognition when performance obligations are satisfied Revenue from the sale of goods is measured at the amount that reflects the best estimate of the consideration expected to be received in exchange for those goods. Contracts can include significant variable elements, such as discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses and penalties. Such trade incentives are treated as variable consideration. If the consideration includes a variable amount, the company estimates the amount of consideration to which it will be entitled in exchange for transferring the promised goods or services to the customer. Variable consideration AB InBev – Annual Report 2023  92 is only included in the transaction price if it is highly probable that the amount of revenue recognized would not be subject to significant future reversals when the uncertainty is resolved. Royalty income The company recognizes the sales-based or usage-based royalties in other operating income when the later of the following events occurs: (a) the customer’s subsequent sales or usage; and (b) the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied (or partially satisfied). Government grants A government grant is recognized in the statement of financial position initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants that compensate the company for expenses incurred are recognized as other operating income on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the company for the acquisition of an asset are presented by deducting them from the acquisition cost of the related asset. Finance income Finance income comprises interest received or receivable on funds invested, dividend income, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets measured at FVPL as well as any gains from hedge ineffectiveness (refer to accounting policy Y). Interest income is recognized as it accrues (taking into account the effective yield on the asset) unless collectability is in doubt. Dividend income Dividend income is recognized in the income statement on the date that the dividend is declared. Tax credits From 2020 to 2023, Ambev, our subsidiary in Brazil, recognized tax credits in other operating income after a favorable judicial decision by the Brazilian Supreme Court, which recognized the right to exclude the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenue (PIS and COFINS). The tax credits are reported in other operating income when the conditions in IAS 37 are met and the related interest in finance income. (X) EXPENSES Finance costs Finance costs comprise interest payable on borrowings, calculated using the effective interest rate method, foreign exchange losses, gains on currency hedging instruments offsetting currency losses, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, impairment losses on financial assets as well as any losses from hedge ineffectiveness (refer to accounting policy Y). All interest costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs. Any difference between the initial amount and the maturity amount of interest-bearing loans and borrowings, such as transaction costs and fair value adjustments, are recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis (refer to accounting policy T). The interest expense component of lease payments is also recognized in the income statement (in accretion expense) using the effective interest rate method. Research and development, advertising and promotional costs and systems development costs Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and systems development costs are expensed in the year in which these costs are incurred if they do not meet the criteria for capitalization (refer to accounting policy F). AB InBev – Annual Report 2023  93

Purchasing, receiving and warehousing costs Purchasing and receiving costs are included in the cost of sales, as well as the costs of storing and moving raw materials and packaging materials. The costs of storing finished products at the brewery as well as costs incurred for subsequent storage in distribution centers are included within distribution expenses. Emission allowances The company is subject to greenhouse gas emission allowance trading schemes in force in a number of geographies. Acquired emission allowances are recognized at cost in cost of sales. To the extent that it is expected that the number of allowances needed to settle the greenhouse gas emissions exceeds the number of emission allowances owned, a provision is recognized. Such provision is measured at the estimated amount of the expenditure required to settle the obligation. (Y) FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING AB InBev uses derivative financial instruments to mitigate the transactional impact of foreign currencies, interest rates, equity prices and commodity prices on the company’s performance. AB InBev’s financial risk management policy prohibits the use of derivative financial instruments for trading purposes and the company does therefore not hold or issue any such instruments for such purposes. Classification and measurement Except for certain trade receivables, the company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs directly attributable to the acquisition or issue of the financial asset. Debt financial instruments are subsequently measured at amortized cost, FVOCI or FVPL. The classification is based on two criteria: the objective of the company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’). The classification and measurement of the company’s financial assets is as follows: • Debt instruments at amortized cost: comprise investments in debt securities where the contractual cash flows are solely payments of principal and interest and the company’s business model is to collect contractual cash flows. Interest income, foreign exchange gains and losses and any impairment charges for such instruments are recognized in profit or loss. • Debt instruments at FVOCI with gains or losses recycled to profit or loss on derecognition: comprise investments in debt securities where the contractual cash flows are solely payments of principal and interest and the company’s business model is achieved by both collecting contractual cash flows and selling financial assets. Interest income, foreign exchange gains and losses and any impairment charges on such instruments are recognized in profit or loss. All other fair value gains and losses are recognized in other comprehensive income. On disposal of these debt securities, any related balance within FVOCI reserve is reclassified to profit or loss. • Equity instruments designated at FVOCI, with no recycling of gains or losses to profit or loss on derecognition: the company designates these investments on an instrument-by-instrument basis as equity securities at FVOCI because they represent investments held for long term strategic purposes. When cost does not provide an appropriate estimate of fair value, investments in unquoted companies are subsequently measured at fair value using discounted cash flow methods. These investments are not subject to impairment testing and upon disposal, the cumulative gain or loss accumulated in other comprehensive income are not reclassified to profit or loss. • Financial assets and liabilities at FVPL: comprise derivative instruments and equity instruments which were not designated as FVOCI. This category also includes debt instruments which do not meet the cash flow or the business model tests. Hedge accounting The company designates certain derivatives as hedging instruments to hedge the variability in cash flows associated with highly probable forecast transactions arising from changes in foreign exchange rates, interest rates and commodity prices. To hedge changes in the fair value of recognized assets, liabilities and firm commitments, the company designates certain derivatives as part of fair value hedge. The company also designates certain derivatives and non-derivative financial liabilities as hedges of foreign exchange risk on a net investment in a foreign operation. At the inception of the hedging relationships, the company documents the risk management objective and strategy for undertaking the hedge. Hedge effectiveness is measured at the inception of the hedge relationship and through periodic AB InBev – Annual Report 2023  94 prospective effectiveness assessments to ensure that an economic relationship exists between hedged item and hedging instrument. For the different type of hedges in place, the company generally enters into hedge relationships where the critical terms of the hedging instrument match exactly the terms of the hedged item. Therefore, the hedge ratio is typically 1:1. The company performs a qualitative assessment of effectiveness. In circumstances where the terms of the hedged item no longer exactly match the critical terms of the hedging instrument, the company uses a hypothetical derivative method to assess effectiveness. Possible sources of ineffectiveness are changes in the timing of the forecasted transaction, changes in the quantity of the hedged item or changes in the credit risk of either party to the derivative contract. Cash flow hedge accounting Cash flow hedge accounting is applied when a derivative hedges the variability in cash flows of a highly probable forecasted transaction, foreign currency risk of a firm commitment or a recognized asset or liability (such as variable interest rate instrument). When the hedged forecasted transaction or firm commitment subsequently results in the recognition of a non-financial item, the amount accumulated in the hedging reserves is included directly in the initial carrying amount of the non-financial item when it is recognized. For all other hedged transactions, the amount accumulated in the hedging reserves is reclassified to profit or loss in the same period during which the hedged item affects profit or loss (e.g., when the variable interest expense is recognized). When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified to profit or loss when the hedged transaction occurs. If the hedged transaction is no longer expected to occur, the cumulative gain or loss recognized in other comprehensive income is reclassified to profit or loss immediately. Any ineffectiveness is recognized immediately in profit or loss. Fair value hedge accounting When a derivative hedges the variability in fair value of a recognized asset or liability (such as a fixed rate instrument) or a firm commitment, any resulting gain or loss on the hedging instrument is recognized in the profit or loss. The carrying amount of the hedged item is also adjusted for fair value changes in respect of the risk being hedged, with any gain or loss being recognized in profit or loss. The fair value adjustment to the carrying amount of the hedged item is amortized to profit or loss from the date of discontinuation. Net investment hedge accounting When a non-derivative foreign currency liability hedges a net investment in a foreign operation, exchange differences arising on the translation of the liability to the functional currency are recognized directly in other comprehensive income (translation reserves). When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be effective is recognized directly in other comprehensive income (translation reserves) and is reclassified to profit or loss upon disposal of the foreign operation, while the ineffective portion is reported in profit or loss. Offsetting Financial assets and financial liabilities are offset, and the net amount presented in the statement of financial position when, and only when, the company has a current legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. Derecognition A financial asset is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when the rights to receive cash flows from the asset have expired or the Group has transferred its rights to receive cash flows from the asset. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. (Z) SEGMENT REPORTING Operating segments are components of the company’s business activities about which separate financial information is available that is evaluated regularly by senior management. The company has six operating segments. AB InBev – Annual Report 2023  95

AB InBev’s operating segment reporting format is geographical because the company’s risks and rates of return are affected predominantly by the fact that AB InBev operates in different geographical areas. The company’s management structure and internal reporting system to the Board of Directors is set up accordingly. The company’s five geographic regions are North America, Middle Americas, South America, EMEA and Asia Pacific. The aggregation criteria applied are based on similarities in the economic indicators (e.g., margins) that have been assessed in determining that the aggregated operating segments share similar economic characteristics, as prescribed in IFRS 8. Furthermore, management assessed additional factors such as management’s views on the optimal number of reporting segments, AB InBev historical geographies, peer comparison (e.g., Asia Pacific and EMEA being a commonly reported regions amongst the company’s peers), as well as management’s view on the optimal balance between practical and more granular information. The results of Global Export and Holding Companies, which includes the company’s global headquarters and the export businesses in countries in which AB InBev has no operations are reported separately. The company’s five geographic regions plus the Global Export and Holding Companies comprise the company’s six reportable segments for financial reporting purposes. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill. (AA) NON-UNDERLYING ITEMS Non-underlying items are those that in management’s judgment need to be disclosed separately by virtue of their size or incidence. Such items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements. Transactions which may give rise to non-underlying items are principally restructuring activities, impairments, gains or losses on disposal of investments or business activities and the effect of the accelerated repayment of certain debt facilities. Mark-to-market adjustments on derivative instruments related to the hedging of share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB are reported in non-underlying finance income/(cost). The impact of income tax on the non-underlying items is calculated country-by-country and is included in non-underlying taxes (Refer to Note 8 Non-Underlying items). (BB) DISCONTINUED OPERATIONS AND NON-CURRENT ASSETS HELD FOR SALE A discontinued operation is a component of the company that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations and is part of a single coordinated plan to dispose of or is a subsidiary acquired exclusively with a view to resale. AB InBev classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use if all of the conditions of IFRS 5 are met. A disposal group is defined as a group of assets to be disposed of, by sale or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred. Immediately before classification as held for sale, the company measures the carrying amount of the asset (or all the assets and liabilities in the disposal group) in accordance with applicable IFRS. Then, on initial classification as held for sale, non-current assets and disposal groups are recognized at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale are included in profit or loss. The same applies to gains and losses on subsequent re-measurement. Non-current assets classified as held for sale are no longer depreciated or amortized. (CC) RECENTLY ISSUED IFRS To the extent that new IFRS requirements are expected to be applicable in the future, they have not been applied in preparing these consolidated financial statements for the year ended 31 December 2023. A number of amendments to standards are effective for annual periods beginning after 1 January 2024 and have not been discussed either because of their non-applicability or immateriality to AB InBev’s consolidated financial statements. AB InBev – Annual Report 2023  96

4. Use of estimates and judgments The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or, if the revision affects both current and future periods, in the period of the revision and future periods. Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and understanding results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax. The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows. The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each reporting date. Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expenses and liabilities. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy. The company is subject to income tax in numerous jurisdictions. Significant judgment is required to determine the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the reporting date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimates are made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period that such determination is made. Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the following year are further discussed in the relevant notes hereafter. AB InBev – Annual Report 2023  97

5. Segment reporting

Segment information is presented by geographical segments, consistent with the information available to and regularly evaluated by the chief operating decision maker. AB InBev operates its business through six business segments. Regional and operating company management is responsible for managing performance, underlying risks, and the effectiveness of operations. Internally, AB InBev's management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding the allocation of resources. The organizational structure comprises five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. In addition to these five geographic regions, the company uses a sixth segment, Global Export and Holding Companies, for all financial reporting purposes.

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %).

	North America		**Middle Americas**		**South America**		**EMEA**		**Asia Pacific**		**Global Export and Holding companies**		**AB InBev Worldwide**	
	2023	**2022**	**2023**	**2022**	**2023**	**2022**	**2023**	**2022**	**2023**	**2022**	**2023**	**2022**	**2023**	**2022**
Volume	**90**	**103**	**149**	**148**	**162**	**164**	**90**	**91**	**93**	**89**	**-**	**1**	**585**	**595**
Revenue	**15 072**	**16 566**	**16 348**	**14 180**	**12 040**	**11 599**	**8 589**	**8 120**	**6 824**	**6 532**	**508**	**790**	**59 380**	**57 786**
Normalized EBITDA	**4 727**	**6 057**	**7 715**	**6 564**	**3 884**	**3 511**	**2 570**	**2 612**	**2 186**	**2 104**	**(1 106)**	**(1 004)**	**19 976**	**19 843**
Normalized EBITDA margin %	31.4%	36.6%	47.2%	46.3%	32.3%	30.3%	29.9%	32.2%	32.0%	32.2%	-	-	33.6%	34.3%
Depreciation, amortization and impairment	(757)	(748)	(1 487)	(1 326)	(1 008)	(873)	(1 041)	(1 066)	(655)	(671)	(436)	(391)	(5 385)	(5 074)
Normalized profit from operations	**3 970**	**5 309**	**6 228**	**5 238**	**2 875**	**2 638**	**1 528**	**1 546**	**1 531**	**1 433**	**(1 542)**	**(1 396)**	**14 590**	**14 768**
Non-underlying items (including non-underlying impairment)	(363)	(89)	(27)	(19)	(37)	(18)	(67)	(68)	(80)	(2)	(50)	(55)	(624)	(251)
Profit from operations	**3 607**	**5 220**	**6 201**	**5 219**	**2 838**	**2 620**	**1 461**	**1 478**	**1 451**	**1 431**	**(1 592)**	**(1 451)**	**13 966**	**14 517**
Net finance income/(cost)													(5 102)	(4 148)
Share of results of associates													295	299
Non-underlying share of results of associates													(35)	(1 143)
Income tax expense													(2 234)	(1 928)
Profit													**6 891**	**7 597**
Segment assets (non-current)	62 931	63 379	74 160	66 262	14 791	14 297	29 302	30 918	11 980	12 397	2 808	2 505	195 973	189 757
Gross capex	530	695	1 371	1 319	830	1 001	906	1 011	498	496	504	638	4 638	5 160
FTE[1]	17 950	20 040	48 069	52 355	36 267	40 589	21 011	21 306	24 992	24 331	6 251	6 572	154 540	165 193

For the year ended 31 December 2023, net revenue from the beer business amounted to 52 645 m US dollar (2022: 51 544m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 6 735m US dollar (2022: 6 242m US dollar). Additionally, for 2023, net revenue from the company's business in the United States amounted to 13 168m US dollar (2022: 14 580m US dollar) and net revenue from the company's business in Brazil amounted to 9 257m US dollar (2022: 8 256m US dollar).

On the same basis, net revenue from external customers attributable to AB InBev's country of domicile (Belgium) represented 606m US dollar (2022: 632m US dollar) and non-current assets located in the country of domicile represented 2 341m US dollar (2022: 2 533m US dollar).

[1] The 2022 presentation was amended to conform to the 2023 presentation.

AB InBev – Annual Report 2023 | 98

6. Acquisitions and disposals of subsidiaries

The company undertook a series of acquisitions and disposals and settled payments related to prior year acquisitions during the year ended 31 December 2023 and 31 December 2022, with no significant impact in the consolidated financial statements.

7. Other operating income/(expenses)

Million US dollar	2023	2022
Brazilian tax credits	44	201
Government grants	374	311
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	73	82
License income	31	27
Net rental and other operating income	256	220
Other operating income/(expenses)	**778**	**841**

In 2023, Ambev, a subsidiary of AB InBev, recognized 44m US dollar income in Other operating income related to tax credits (2022: 201m US dollar). Additionally, in 2023, Ambev recognized 168m US dollar (2022: 168m US dollar) of interest income on tax credits in Finance income (refer to Note 11 *Finance cost and income*).

The income from government grants primarily relate to fiscal incentives given by certain Brazilian states and Chinese provinces, based on the company's operations and developments in those regions.

8. Non-underlying items

IAS 1 *Presentation of financial statements* requires that material items of income and expense be disclosed separately. Non-underlying items are items that in management's judgment need to be disclosed by virtue of their size or incidence so that a user can obtain a proper understanding of the company's financial information. The company considers these items to be significant and accordingly, management has excluded them from their segment measure of performance in Note 5 *Segment Reporting*.

The non-underlying items included in the income statement are as follows:

Million US dollar	2023	2022[1]
COVID-19 costs	-	(18)
Restructuring	(142)	(110)
Business and asset disposal (including impairment losses)	(385)	(71)
Claims and legal costs	(85)	-
AB InBev Efes related costs	(12)	(51)
Acquisition costs business combinations	-	(1)
Impact on profit from operations	**(624)**	**(251)**
Non-underlying net finance income/(cost)	(69)	829
Non-underlying share of results of associates	(35)	(1 143)
Non-underlying taxes	84	399
Non-underlying non-controlling interest	30	13
Net impact on profit	**(614)**	**(153)**

The non-underlying restructuring charges for the year ended 31 December 2023 total (142)m US dollar (31 December 2022: (110)m US dollar). These charges primarily relate to organizational alignments as a result of operational improvements and digitalization efforts across our supply chain and our commercial and support functions. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements. These one-time expenses provide the company with a lower cost base and bring a stronger focus to AB InBev's core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposals (including impairment losses) amount to (385)m US dollar for the year ended 31 December 2023 (31 December 2022: (71)m US dollar), mainly comprising of a loss of (300)m US dollar the company recognized upon disposal of a portfolio of eight beer and beverage brands and associated assets in the US to Tilray Brands, Inc.

[1] As from 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of the share-based payment programs are reported in the non-underlying net finance income/(cost). The 2022 presentation was amended to conform to the 2023 presentation.

AB InBev – Annual Report 2023 | 99

Non-underlying claims and legal costs amount to (85)m US dollar for the year ended 31 December 2023. These charges relate to a customs audit claim in South Korea of (66)m US dollar and legal costs of (19)m US dollar related to the successful outcome of a series of lawsuits regarding Ambev warrants (see also Note 29 *Contingencies*).

During the year ended 31 December 2023, the company recorded (12)m US dollar costs related to the disposal of the associate AB InBev Efes (31 December 2022: (51)m US dollar costs related to the discontinuation of the operations of the associate).

The company incurred a non-underlying net finance cost of (69)m US dollar for the year ended 31 December 2023 (31 December 2022: net finance income of 829m US dollar) – see Note 11 *Finance cost and income*.

During the year ended 31 December 2022, the company recorded an impairment of (1 143)m US dollar on its investment in AB InBev Efes - see Note 16 *Investments in associates*.

All the amounts referenced above are before income taxes. The non-underlying income taxes amounted to 84m US dollar (decrease of income taxes) for the year ended 31 December 2023 (31 December 2022: decrease of income taxes by 399m US dollar). The non-underlying income taxes for the year ended 31 December 2022 were mainly driven by a reorganization which resulted in the utilization of current year and carry forward interests for which no deferred tax asset was recognized (350m US dollar).

Non-controlling interest on the non-underlying items amounts to 30m US dollar for the year ended 31 December 2023 (31 December 2022: 13m US dollar).

9. Payroll and related benefits

Million US dollar	2023	2022
Wages and salaries	(5 164)	(4 900)
Social security contributions	(804)	(749)
Other personnel cost	(689)	(687)
Share-based payment expense	(570)	(448)
Pension expense for defined benefit plans	(150)	(154)
Pension expense for defined contribution plans	(166)	(164)
Payroll and related benefits	**(7 544)**	**(7 101)**

The number of full-time equivalents can be split as follows:

	2023	2022[1]
AB InBev NV/SA (parent company)	236	241
Other subsidiaries	154 304	164 952
Total number of FTE	**154 540**	**165 193**

[1] Amended to conform to the 2023 presentation.

AB InBev – Annual Report 2023 | 100

10. Additional information on operating expenses by nature

Depreciation, amortization and impairment charges are included in the following line items of the 2023 consolidated income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right-of-use assets	Impairment of goodwill, tangible and intangible assets
Cost of sales	3 085	74	44	-
Distribution expenses	139	12	351	-
Sales and marketing expenses	291	260	274	-
Administrative expenses	313	375	137	-
Other operating expenses	5	25	-	-
Non-underlying items	-	6	-	20
Depreciation, amortization and impairment	**3 833**	**752**	**806**	**20**

Depreciation, amortization and impairment charges are included in the following line items of the 2022 consolidated income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Depreciation and impairment of right-of-use assets	Impairment of goodwill, tangible and intangible assets
Cost of sales	3 008	78	36	-
Distribution expenses	162	13	233	-
Sales and marketing expenses	298	152	236	-
Administrative expenses	299	416	124	-
Other operating expenses	19	-	-	-
Non-underlying items	-	-	-	4
Depreciation, amortization and impairment	**3 786**	**659**	**629**	**4**

11. Finance cost and income

The finance cost and income included in the income statement are as follows:

	2023			2022[1]		
Million US dollar	Finance cost	Finance income	Net	Finance cost	Finance income	Net
Interest income/(expense)	(3 696)	565	(3 131)	(3 588)	294	(3 294)
Net interest on net defined benefit liabilities	(90)	-	(90)	(73)	-	(73)
Accretion expense	(808)	-	(808)	(782)	-	(782)
Net interest income on Brazilian tax credits	-	168	168	-	168	168
Other financial results	(1 214)	42	(1 172)	(1 349)	352	(997)
Finance income/(cost) excluding non-underlying items	**(5 808)**	**775**	**(5 033)**	**(5 792)**	**814**	**(4 978)**
Non-underlying finance income/(cost)	(325)	256	(69)	(22)	851	829
Finance income/(cost)	**(6 133)**	**1 031**	**(5 102)**	**(5 814)**	**1 665**	**(4 148)**

Net finance costs, excluding non-underlying items, were 5 033m US dollar in 2023 compared to 4 978m US dollar in 2022.

In 2023, accretion expense includes interest on lease liabilities of 156m US dollar (2022: 130m US dollar), unwind of discounts of 536m US dollar on payables and deferred consideration on acquisitions (2022: 499m US dollar), bond fees of 62m US dollar (2022: 64m US dollar) and interest on provisions of 54m US dollar (2022: 89m US dollar).

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev's interest rate risk – see also Note 27 *Risks arising from financial instruments*.

[1] As from 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of the share-based payment programs are reported in the non-underlying net finance income/(cost). The 2022 presentation was amended to conform to the 2023 presentation.

AB InBev – Annual Report 2023 | 101

In 2023, Ambev, a subsidiary of AB InBev, recognized 168m US dollar interest income on Brazilian tax credits in Finance income (2022: 168m US dollar). Additionally, in 2023 Ambev also recognized 44m US dollar income related to tax credits (2022: 201m US dollar) in Other operating income (refer to Note 7 *Other operating income/(expenses)*).

Other financial results include:

	2023			2022		
Million US dollar	**Finance cost**	**Finance income**	**Net**	**Finance cost**	**Finance income**	**Net**
Net foreign exchange gains/(losses)	(353)	-	(353)	(363)	-	(363)
Net gains/(losses) on hedging instruments	(613)	-	(613)	(747)	-	(747)
Hyperinflation monetary adjustments	-	17	17	-	286	286
Other financial income/(cost), including bank fees and taxes	(248)	25	(223)	(239)	66	(173)
Other financial results	**(1 214)**	**42**	**(1 172)**	**(1 349)**	**352**	**(997)**

For further information on instruments hedging AB InBev's foreign exchange risk, see Note 27 *Risks arising from financial instruments.*

Non-underlying finance income/(cost) for 2023 and 2022 includes:

- (325)m US dollar loss resulting from mark-to-market adjustments on derivative instruments related to the hedging of share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB (2022: 606m US dollar gain);
- 239m US dollar gain resulting from the redemption of certain bonds (2022: 246m US dollar gain);
- 17m US dollar gain related to the remeasurement of deferred considerations on prior year acquisitions (2022: (22)m US dollar loss).

The interest income stems from the following financial assets:

Million US dollar	**2023**	**2022**
Cash and cash equivalents	537	235
Investments in debt securities held for trading	10	39
Other loans and receivables	19	21
Total	**565**	**294**

The interest income on other loans and receivables includes the interest accrued on cash deposited as guarantees for certain legal proceedings pending their resolution. No interest income was recognized on impaired financial assets.

AB InBev – Annual Report 2023 | 102

12. Income taxes

Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2023	2022
Current year	(2 828)	(2 785)
(Underprovided)/overprovided in prior years	(95)	157
Current tax expense	**(2 923)**	**(2 628)**
Origination and reversal of temporary differences	855	829
Recognition/(de-recognition) of deferred tax assets on tax losses (carried forward)	(166)	(128)
Deferred tax (expense)/income	**689**	**701**
Total income tax expense in the income statement	**(2 234)**	**(1 928)**

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2023	2022
Profit/(loss) before tax	9 124	9 524
Deduct share of results of associates	295	299
Deduct non-underlying share of results of associates	(35)	(1 143)
Profit before tax and before share of results of associates	**8 864**	**10 369**
Adjustments to the tax basis		
Government incentives	(756)	(713)
Non-deductible/(non-taxable) mark-to-market on derivatives	325	(606)
Other expenses not deductible for tax purposes	1 632	1 590
Other non-taxable income	(647)	(576)
Adjusted tax basis	**9 417**	**10 065**
Aggregate weighted nominal tax rate	**27.4%**	**26.7%**
Tax at aggregated nominal tax rate	**(2 583)**	**(2 691)**
Adjustments on tax expense		
Recognition/(de-recognition) of deferred tax assets on tax losses (carried forward)	(166)	(128)
(Underprovided)/overprovided in prior years	(95)	157
Deductions from interest on equity	781	790
Deductions from goodwill and other tax deductions	491	473
Change in tax rate	2	48
Withholding taxes	(559)	(436)
Other tax adjustments	(105)	(140)
Total tax expense	**(2 234)**	**(1 928)**
Effective tax rate	**25.2%**	**18.6%**

The total income tax expense for 2023 amounts to 2 234m US dollar compared to 1 928m US dollar for 2022. The effective tax rate is 25.2% for 2023 compared to 18.6% for 2022.

The 2023 effective tax rate was negatively impacted by non-deductible losses from derivatives related to hedging of share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB, while the 2022 effective tax rate was positively impacted by non-taxable gains from these derivatives. In addition, the 2022 effective tax rate included 350m US dollar benefit from a reorganization which resulted in the utilization of current year and carry forward interests for which no deferred tax asset was recognized (refer to Note 8 *Non-underlying items*).

The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.

The normalized effective tax rate for 2023 is 24.3% (2022: 23.8%).

Normalized effective tax rate is the effective tax rate adjusted for non-underlying items. Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate. Normalized effective tax rate method does not have a standard calculation method and AB InBev's definition of normalized tax rate may not be comparable to other companies.

AB InBev – Annual Report 2023 | 103

Income taxes were directly recognized in other comprehensive income as follows:

Million US dollar	2023	2022
Re-measurements of post-employment benefits	(13)	(126)
Exchange differences, cash flow and net investment hedges	(41)	(51)
Income tax (losses)/gains	**(54)**	**(177)**

13. Property, plant and equipment

Property, plant and equipment comprises owned and leased assets, as follows:

Million US dollar	31 December 2023	31 December 2022
Property, plant and equipment owned	24 092	24 245
Property, plant and equipment leased (right-of-use assets)	2 726	2 426
Total property, plant and equipment	**26 818**	**26 671**

	31 December 2023				31 December 2022
Million US dollar	**Land and buildings**	**Plant and equipment, fixtures and fittings**	**Under construction**	**Total**	**Total**
Acquisition cost					
Balance at end of previous year	**12 591**	**37 473**	**2 205**	**52 269**	**50 742**
Effect of movements in foreign exchange	259	754	27	1 039	(983)
Acquisitions	38	1 361	2 490	3 890	4 279
Disposals through sale and derecognition	(55)	(1 607)	(3)	(1 665)	(1 822)
Disposals through the sale of subsidiaries	-	-	-	-	(13)
Transfer (to)/from other asset categories and other movements[1]	237	1 802	(3 050)	(1 011)	66
Balance at end of the period	**13 071**	**39 783**	**1 669**	**54 522**	**52 269**
Depreciation and impairment losses					
Balance at end of previous year	**(4 584)**	**(23 440)**	**-**	**(28 024)**	**(26 284)**
Effect of movements in foreign exchange	(86)	(508)	-	(594)	507
Depreciation	(397)	(3 176)	-	(3 573)	(3 530)
Disposals through sale and derecognition	33	1 500	-	1 533	1 631
Disposals through the sale of subsidiaries	-	-	-	-	8
Impairment losses	(8)	(173)	-	(181)	(172)
Transfer to/(from) other asset categories and other movements[1]	24	384	-	409	(186)
Balance at end of the period	**(5 017)**	**(25 414)**	**-**	**(30 430)**	**(28 024)**
Carrying amount					
at 31 December 2022	**8 007**	**14 033**	**2 205**	**24 245**	**24 245**
at 31 December 2023	**8 054**	**14 370**	**1 669**	**24 092**	**-**

As at 2023 and 2022 there were no significant restrictions on title on property, plant and equipment.

Contractual commitments to purchase property, plant and equipment amounted to 641m US dollar as at 31 December 2023 compared to 538m US dollar as at 31 December 2022.

AB InBev's net capital expenditures in the statement of cash flow amounted to 4 482m US dollar in 2023 compared to 4 838m US dollar for the same period last year. Out of the total 2023 capital expenditures approximately 40% was used to improve the company's production facilities while 44% was used for logistics and commercial investments and 16% for improving administrative capabilities and for the purchase of hardware and software.

[1] The transfer (to)/from other asset categories and other movements relates mainly to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the statement of financial position of property, plant and equipment held for sale in accordance with IFRS 5 *Non-current assets held for sale and discontinued operations* and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 *Financial reporting in hyperinflationary economies*.

AB InBev – Annual Report 2023 | 104

Property, plant and equipment leased by the company (right-of-use assets) is detailed as follows: 31 December 2023 Machinery, equipment and Million US dollar Land and buildings other Total Net carrying amount at 31 December 1 753 973 2 726 Depreciation for the year ended 31 December (446) (360) (806) 31 December 2022 Machinery, equipment and Million US dollar Land and buildings other Total Net carrying amount at 31 December 1 640 786 2 426 Depreciation for the year ended 31 December (399) (230) (629) Additions to right-of-use assets in 2023 were 825m US dollar (2022: 885m US dollar). Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements with a term of 27 years. Furthermore, the company leases a number of warehouses, trucks, factory facilities and other commercial buildings, which typically run for a period of five to ten years. Lease payments are increased annually to reflect market rentals, if applicable. None of the leases include contingent rentals. The company leases out pub real estate for an average outstanding period of 6 to 8 years and part of its own property under operating leases. In 2023, 120m US dollar was recognized as income in the income statement in respect of subleasing of right-of-use assets (2022: 108m US dollar). As at 31 December 2023, the undiscounted lease payments of the non-cancelable lease payments are expected to be received as follows: 109m US dollar in the next 12 months, 306m US dollar in the years 2 through 5 and 67m US dollar after 5 years. The expense related to short-term and low-value leases and variable lease payments that are not included in the measurement of the lease liabilities is not significant. AB InBev – Annual Report 2023  105

14. Goodwill

Million US dollar	31 December 2023	31 December 2022
Acquisition cost		
Balance at end of previous year	**115 541**	**118 461**
Effect of movements in foreign exchange	3 634	(3 147)
Disposal through business combinations	-	(32)
Transfers (to)/from other assets categories	(179)	(68)
Hyperinflation monetary adjustments	306	328
Balance at end of the period	**119 302**	**115 541**
Impairment losses		
Balance at end of previous year	**(2 531)**	**(2 665)**
Effect of movements in foreign exchange	293	134
Impairment losses	(20)	-
Balance at end of the period	**(2 259)**	**(2 531)**
Carrying amount		
Balance at end of the period	**117 043**	**113 010**

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

Million US dollar	31 December 2023	31 December 2022
United States	33 387	33 578
Rest of North America	2 024	1 981
Mexico	14 697	12 823
Colombia	15 982	12 692
Rest of Middle Americas	23 576	23 242
Brazil	3 780	3 508
Rest of South America	1 036	1 249
Europe	2 157	2 081
South Africa	8 801	9 551
Rest of Africa	4 609	5 131
China	3 028	3 119
Rest of Asia Pacific	3 407	3 505
Global Export and Holding Companies	559	549
Total carrying amount of goodwill	**117 043**	**113 010**

Goodwill, which accounted for approximately 53% of AB InBev total assets as at 31 December 2023, is tested for impairment at the cash-generating unit level (that is one level below the operating segments). The cash-generating unit level is the lowest level at which goodwill is monitored for internal management purposes. Except in cases where the initial allocation of goodwill has not been concluded by the end of the initial reporting period following the business combination, goodwill is allocated as from the acquisition date to each of AB InBev's cash-generating units that are expected to benefit from the synergies of the combination whenever a business combination occurs.

2023 impairment testing

AB InBev completed its annual impairment test for goodwill and concluded that, based on the assumptions described below, no impairment charge was warranted.

The company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the value of the asset reported. Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. AB InBev believes that all of its estimates are reasonable: they are consistent with the company's internal reporting and reflect management's best estimates. However, inherent uncertainties exist, that management may not be able to control. If the company's current assumptions and estimates, including projected revenues growth rates, competitive and consumer trends, weighted average cost of capital, terminal growth rates, and other market factors, are not met, or if valuation factors outside of the company's control change unfavorably, the estimated fair value of goodwill could be adversely affected, leading to a potential impairment in the future.

The company performed its annual goodwill impairment test at cash-generating unit level, which is the lowest level at which goodwill is monitored for internal management purposes.

AB InBev – Annual Report 2023 | 106

The company’s impairment testing methodology is in accordance with IAS 36 Impairment of Assets, in which fair-value- less-cost-to-sell and value in use approaches are taken into consideration. This consists in applying a discounted cash flow approach based on acquisition valuation models for the cash-generating units showing an invested capital to EBITDA multiple above 9x and valuation multiples for the other cash-generating units. The discounted cash flow approach was applied for the Colombia, Rest of Middle Americas, South Africa, Rest of Africa and Rest of Asia Pacific cash-generating units. Key assumptions The key judgments, estimates and assumptions used in the discounted cash flow calculations were generally as follows: • Cash flows are based on AB InBev’s 10-year plan as approved by key management. The plan is prepared per cash-generating unit and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions; • In order to calculate the terminal value, the company extrapolated the cash flows after the first 10-year plan using expected annual long-term GDP growth rates based on external sources, or applied a market multiple after the first 5 years of the plan set at 14.4x. The company considered sensitivities on these metrics and corroborated the calculations by market multiples; • Projections are discounted at the unit's weighted average cost of capital (WACC), considering sensitivities on this metric; • Cost to sell is assumed to reach 2% of the entity value based on historical precedents. For the main cash generating units, the terminal growth rate applied generally ranged between 2% and 6%. The WACC applied in US dollar nominal terms were as follows: Cash-generating unit 31 December 2023 31 December 2022 Colombia 10% 8% Rest of Middle Americas 13% 9% South Africa 11% 9% Rest of Africa 14% 15% Rest of Asia Pacific 7% 7% Sensitivity to change in key assumptions During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital, the terminal growth rate and the applied market multiple, in particular for the valuations of Colombia, South Africa and Rest of Africa cash-generating units that show the highest invested capital to EBITDA multiple. In the sensitivity analysis performed by management during the annual impairment testing in 2023, an adverse change of 1% in WACC or terminal growth rate or an adverse change of 1x in market multiple would not cause a cash-generating unit’s carrying amount to exceed its recoverable amount except for Colombia where an adverse change of 1% in WACC would result in a negative headroom of 0.4 billion US dollar. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company, based on the sensitivity analysis performed is not aware of any reasonably possible change in a key assumption used that would cause a cash generating unit’s carrying amount to exceed its recoverable amount. Although AB InBev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macro-economic conditions. AB InBev – Annual Report 2023  107

15. Intangible assets

Million US dollar	31 December 2023 Brands	Commercial intangibles	Software	Other	Total	31 December 2022 Total
Acquisition cost						
Balance at end of previous year	**37 741**	**2 026**	**4 050**	**354**	**44 170**	**45 015**
Effect of movements in foreign exchange	703	67	181	6	957	(751)
Acquisitions through business combinations	15	-	-	-	15	-
Acquisitions and expenditures	7	182	632	17	838	978
Disposals through sale and derecognition	(1)	-	(56)	(9)	(67)	(1 437)
Transfer (to)/from other asset categories and other movements[1]	(132)	(56)	572	(218)	166	365
Balance at end of period	**38 332**	**2 219**	**5 379**	**150**	**46 080**	**44 170**
Amortization and impairment losses						
Balance at end of previous year	**(88)**	**(1 247)**	**(2 577)**	**(49)**	**(3 961)**	**(4 585)**
Effect of movements in foreign exchange	-	(51)	(132)	(8)	(191)	100
Amortization	-	(136)	(544)	(31)	(711)	(647)
Impairment	(5)	-	(25)	-	(31)	(4)
Disposals through sale and derecognition	-	-	56	4	60	1 339
Transfer to/(from) other asset categories and other movements[1]	-	46	2	(9)	39	(164)
Balance at end of period	**(94)**	**(1 388)**	**(3 219)**	**(93)**	**(4 794)**	**(3 961)**
Carrying value						
at 31 December 2022	**37 652**	**779**	**1 473**	**305**	**40 209**	**40 209**
at 31 December 2023	**38 239**	**830**	**2 160**	**57**	**41 286**	

AB InBev is the owner of some of the world's most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev's more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchased for its own products and are tested for impairment once a year or whenever a triggering event has occurred. Based on the impairment testing results, no impairment loss was allocated to intangible assets with indefinite useful lives – refer to Note 14 *Goodwill*.

As at 31 December 2023, the carrying amount of the intangible assets amounted to 41 286m US dollar (31 December 2022: 40 209m US dollar) of which 38 239m US dollar was assigned an indefinite useful life (31 December 2022: 37 652m US dollar) and 3 047m US dollar a finite life (31 December 2022: 2 557m US dollar).

[1] The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to the separate presentation in the statement of financial position of intangible assets held for sale in accordance with IFRS 5 *Non-current assets held for sale and discontinued operations* and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 *Financial reporting in hyperinflationary economies*.

AB InBev – Annual Report 2023 | 108

Million US dollar Cash-generating unit	2023	2022
United States	21 939	21 979
Rest of North America	41	40
Mexico	3 629	3 166
Colombia	2 990	2 374
Rest of Middle Americas	3 590	3 531
Brazil	15	-
Rest of South America	655	767
Europe	432	423
South Africa	2 623	2 847
Rest of Africa	910	1 072
China	393	405
Rest of Asia Pacific	1 021	1 048
Total carrying amount of intangible assets with indefinite useful lives	**38 239**	**37 652**

In 2023, the company expensed 256m US dollar in research, compared to 268m US dollar in 2022. The spend focused on product innovations, market research, as well as process optimization and product development.

16. Investments in associates

A reconciliation of the summarized financial information to the carrying amount of the company's interests in material associates is as follows:

	2023		2022		
Million US dollar	Castel	Anadolu Efes	AB InBev Efes	Castel	Anadolu Efes
Balance at 1 January	**3 293**	**171**	**1 143**	**3 400**	**201**
Effect of movements in foreign exchange	107	(63)	-	(172)	(57)
Dividends received	(22)	(10)	-	(87)	(14)
Share of results of associates	104	66	-	152	41
Non-underlying share of results of associates	-	-	(1 143)	-	-
Balance at 31 December	**3 482**	**164**	**-**	**3 293**	**171**

Summarized financial information of the company's material associates is as follows:

	2023		2022	
Million US dollar	Castel	Anadolu Efes	Castel	Anadolu Efes
Current assets	3 854	3 028	3 399	2 973
Non-current assets	4 168	3 590	3 679	4 654
Current liabilities	(2 012)	(2 462)	(1 803)	(2 581)
Non-current liabilities	(540)	(1 408)	(439)	(1 767)
Non-controlling interests	(647)	(1 457)	(564)	(1 789)
Net assets[1]	**4 823**	**1 291**	**4 272**	**1 490**
Revenue	5 273	4 561	4 942	4 222
Profit (loss)	585	481	767	287
Other comprehensive income (loss)	83	212	74	1 503
Total comprehensive income (loss)	668	693	841	1 790

In 2022, the company reported a (1 143)m US dollar non-underlying share of results of associates related to its investment in AB InBev Efes (Refer to Note 8 *Non-underlying items)*. As of 31 December 2023, the investment in AB InBev Efes remains classified as non-current asset held for sale.

In 2023, associates that are not individually material contributed 126m US dollar to the results of investment in associates (31 December 2022: 106m US dollar).

Additional information related to the significant associates is presented in Note 33 *AB InBev Companies*.

[1] The net assets are converted at the respective closing rates of December.

AB InBev – Annual Report 2023 | 109

17. Deferred tax assets and liabilities

The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

	2023			2022		
Million US dollar	**Assets**	**Liabilities**	**Net**	**Assets**	**Liabilities**	**Net**
Property, plant and equipment	230	(2 115)	(1 885)	191	(2 071)	(1 880)
Intangible assets	143	(9 661)	(9 518)	89	(9 582)	(9 492)
Inventories	108	(78)	30	102	(90)	12
Trade and other receivables	43	-	43	51	-	51
Interest-bearing loans and borrowings	671	(451)	220	852	(657)	195
Employee benefits	431	(8)	423	433	(9)	423
Provisions	648	(44)	604	533	(56)	477
Derivatives	71	(17)	54	51	(61)	(10)
Other items	487	(1 180)	(693)	532	(1 166)	(634)
Loss carry forwards	1 782	-	1 782	1 341	-	1 341
Gross deferred tax assets/(liabilities)	**4 614**	**(13 553)**	**(8 939)**	**4 175**	**(13 693)**	**(9 518)**
Netting by taxable entity	**(1 679)**	**1 679**	**-**	**(1 874)**	**1 874**	**-**
Net deferred tax assets/(liabilities)	**2 935**	**(11 874)**	**(8 939)**	**2 300**	**(11 818)**	**(9 518)**

The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

Million US dollar	**2023**	**2022**
Balance at 1 January	**(9 518)**	**(10 235)**
Recognized in profit or loss	689	701
Recognized in other comprehensive income	(54)	(177)
Other movements and effect of changes in foreign exchange rates	(56)	193
Balance at 31 December	**(8 939)**	**(9 518)**

Most of the temporary differences are related to the fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired through business combinations. The realization of the temporary differences on intangible assets acquired through business combinations is unlikely to revert within 12 months as they would be realized upon impairment or disposal of these intangibles which is currently not expected. The net deferred tax liabilities attributable to the US business and mainly related to purchase price accounting amount to 6.3 billion US dollar as of 31 December 2023.

As of 31 December 2023, deferred taxes of 12.1 billion US dollar (31 December 2022: 11.0 billion US dollar) were not recognized on a series of tax attributes. The tax attributes for which no deferred tax asset was recognized amount to 48.7 billion US dollar compared to 44.5 billion US dollar as of 31 December 2022 and include tax losses carry forward either confirmed or resulting from tax positions under dispute, capital losses, foreign and withholding tax credits, excess dividend received deduction, excess interest carry forward, amongst others. 46.2 billion US dollar of these tax attributes do not have an expiration date, 0.2 billion US dollar and 0.1 billion US expire within respectively 1 and 2 years, while 2.2 billion US dollar have an expiration date of more than 3 years. Additionally, we have historical uncertain attributes without expiration date amounting to 16.2 billion US dollar for which no deferred tax asset was recognized. Deferred tax assets have not been recognized on these items because these are either contingent assets subject to conclusion of tax disputes or it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.

AB InBev – Annual Report 2023 | 110

18. Inventories Million US dollar 31 December 2023 31 December 2022 Prepayments 120 87 Raw materials and consumables 3 207 3 851 Work in progress 588 529 Finished goods 1 434 1 837 Goods purchased for resale 234 308 Inventories 5 583 6 612 Inventories other than work in progress Inventories stated at net realizable value 323 395 The cost of inventories recognized as an expense in 2023 amounts to 27 396m US dollar, included in cost of sales (2022: 26 305m US dollar). Impairment losses on inventories recognized in 2023 amount to 110m US dollar (2022: 148m US dollar). 19. Trade and other receivables Million US dollar 31 December 2023 31 December 2022 Cash deposits for guarantees 164 189 Loans to customers 2 10 Tax receivable, other than income tax 154 137 Brazilian tax credits and interest receivables 1 341 1 149 Trade and other receivables 280 298 Non-current trade and other receivables 1 941 1 782 Trade receivables and accrued income 4 347 3 637 Interest receivables 45 67 Tax receivable, other than income tax 479 444 Loans to customers 70 71 Prepaid expenses 474 410 Other receivables 609 702 Current trade and other receivables 6 024 5 330 Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the reporting date. As of 31 December 2023, the total amount of such credits and interest receivables represented 1 341m US dollar (31 December 2022: 1 149m US dollar). The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant. The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 31 December 2023 and 31 December 2022 respectively: AB InBev – Annual Report 2023  111

	Net carrying amount as of	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due			
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days
Trade receivables and accrued income	4 347	4 118	162	43	18	6
Loans to customers	72	51	9	12	-	-
Interest receivables	45	45	-	-	-	-
Other receivables	609	580	9	7	11	2
	5 073	**4 794**	**180**	**62**	**29**	**8**

	Net carrying amount as of	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due			
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days
Trade receivables and accrued income	3 637	3 418	151	41	24	4
Loans to customers	81	78	1	1	1	-
Interest receivables	67	67	-	-	-	-
Other receivables	702	684	11	4	3	-
	4 487	**4 247**	**162**	**46**	**28**	**4**

The above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes non-current loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities, AB InBev has sufficient collateral, or the customer entered into a payment plan. Impairment losses on trade and other receivables recognized in the year ended 31 December 2023 amount to 47m US dollar (31 December 2022: 38m US dollar).

AB InBev's exposure to credit, currency and interest rate risks is disclosed in Note 27 *Risks arising from financial instruments*.

20. Cash and cash equivalents and investment securities

Million US dollar	31 December 2023	31 December 2022
Short-term bank deposits	4 201	4 685
Cash and bank accounts	6 131	5 288
Cash and cash equivalents	**10 332**	**9 973**
Bank overdrafts	(17)	(83)
Cash and cash equivalents in the statement of cash flows	**10 314**	**9 890**

The cash outstanding as at 31 December 2023 includes restricted cash for an amount of 109m US dollar (31 December 2022: 73m US dollar). This restricted cash mainly relates to amounts deposited on a blocked account in respect to the state aid investigation into the Belgian excess profit ruling system (76m US dollar).

Investment securities

Million US dollar	31 December 2023	31 December 2022
Investment in unquoted companies	151	149
Investment in debt securities	27	26
Non-current investments	**178**	**175**
Investment in debt securities	67	97
Current investments	**67**	**97**

As at 31 December 2023, current debt securities of 67m US dollar mainly represented investments in government bonds (31 December 2022: 97m US dollar). The company's investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

AB InBev – Annual Report 2023 | 112

21. Changes in equity and earnings per share STATEMENT OF CAPITAL The tables below summarize the changes in issued capital and treasury shares during 2023: Issued capital Issued capital Million shares Million US dollar At the end of the previous year 2 019 1 736 Changes during the period - - 2 019 1 736 Of which: Ordinary shares 1 737 Restricted shares 282 Result on the use of treasury shares Treasury shares Treasury shares Million shares Million US dollar Million US dollar At the end of the previous year 35.5 (3 706) (4 559) Changes during the period (0.1) 240 (477) At the end of the current period 35.4 (3 465) (5 036) As of 31 December 2023, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 35 414 191 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 282 044 710 restricted shares (31 December 2022: 282 050 690). As of 31 December 2023, the total of authorized, unissued capital amounts to 37m euro. The treasury shares held by the company are reported in equity in Treasury shares. The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev and its subsidiaries, the economic and voting rights are suspended. The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. As from 11 October 2021 (fifth anniversary of completion of the SAB combination), the restricted shares are convertible at the election of the holder into new ordinary shares on a one-for-one basis and they rank equally with the ordinary shares with respect to dividends and voting rights. By 31 December 2023, from the 326 million restricted shares issued at the time of the SAB combination, 44 million restricted shares were converted into new ordinary shares. The shareholders’ structure is based on the notifications made to the company pursuant to the Belgian Law of 2 May 2007, which governs the disclosure of significant shareholdings in listed companies. It is included in the Corporate Governance section of AB InBev’s annual report. CHANGES IN OWNERSHIP INTERESTS In accordance with IFRS 10 Consolidated Financial Statements, the acquisition or disposal of additional shares in a subsidiary is accounted for as an equity transaction with owners. During 2023, there were no significant purchases or disposals of non-controlling interests in subsidiaries. AB InBev – Annual Report 2023  113

ACQUISITIONS AND DISPOSALS OF OWN SHARES (REPORT ACCORDING TO ARTICLE 7:220 OF THE BELGIAN COMPANIES CODE OF COMPANIES AND ASSOCIATIONS) AND BORROWINGS OF OWN SHARES– PURCHASE OF OWN SHARES During 2023, the company has acquired treasury shares in accordance with article 7:215 of the Belgian Code of Companies and Associations (former article 620 of the Belgian Companies Code) and has proceeded with the following disposals of its own shares. Treasury shares Using the powers granted at the shareholders meeting of 28 April 2021, the Board of Directors approved a share buyback program for an amount of 1 billion US dollar. As of 31 December 2023, AB InBev bought back 5.813.148 shares for a total amount of 362 million US dollar, corresponding to 0,29% of the total shares outstanding. The shares acquired were mainly used to fulfill the company’s various share delivery commitments under the stock ownership plan. As of 31 December 2023, the group owned 35 414 191 own shares of which 34 775 830 were held directly by AB InBev. The par value of the share is 0.61 euro. The treasury shares that the company still owned at the end of 2023 represented 26 508 604 US dollar (21 602 657 euro) of the subscribed capital. Borrowed shares In order to fulfill AB InBev’s commitments under various outstanding share-based compensation plans, during the course of 2023, the company had stock lending arrangements in place for up to 30 million shares, which were fully used to fulfill share-based compensation plan commitments. The company shall pay any dividend equivalent after tax in respect of such borrowed shares. This payment will be reported through equity as dividend. DIVIDENDS On 28 February 2024, a dividend of 0.82 euro per share or 1 645m euro was proposed by the Board of Directors and will be subject to approval at the shareholders’ meeting on 24 April 2024. On 26 April 2023, a dividend of 0.75 euro per share or 1 510m euro was approved at the shareholders’ meeting. The dividend was paid out as of 5 May 2023. On 27 April 2022, a dividend of 0.50 euro per share or 1 004m euro was approved at the shareholders’ meeting. The dividend was paid out as of 5 May 2022. TRANSLATION RESERVES The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment. HEDGING RESERVES The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss. TRANSFERS FROM SUBSIDIARIES The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As of 31 December 2023, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries. Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding taxes, if applicable, generally do not exceed 15%. AB InBev – Annual Report 2023  114

OTHER COMPREHENSIVE INCOME RESERVES

The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation Reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves
As per 1 January 2023	**(34 677)**	**145**	**(1 021)**	**(35 553)**
Other comprehensive income/(loss)				
Exchange differences on translation of foreign operations (gains/(losses))	4 497	-	-	4 497
Cash flow hedges	-	36	-	36
Re-measurements of post-employment benefits	-	-	(134)	(134)
Other comprehensive income/(loss)	**4 497**	**36**	**(134)**	**4 398**
As per 31 December 2023	**(30 180)**	**181**	**(1 155)**	**(31 155)**

The gain in translation reserves is primarily related to the combined effect of the appreciation of the closing rates of the Colombian peso and the Mexican peso and the weakening of the closing rate of the Argentinean peso and the South African rand, which resulted in a net foreign exchange translation adjustment of 4 497m US dollar as of 31 December 2023 (increase of equity).

Million US dollar	Translation Reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves
As per 1 January 2022	**(33 554)**	**481**	**(1 504)**	**(34 577)**
Other comprehensive income/(loss)				
Exchange differences on translation of foreign operations (gains/(losses))	(1 123)	-	-	(1 123)
Cash flow hedges	-	(336)	-	(336)
Re-measurements of post-employment benefits	-	-	483	483
Other comprehensive income/(loss)	**(1 123)**	**(336)**	**483**	**(976)**
As per 31 December 2022	**(34 677)**	**145**	**(1 021)**	**(35 553)**

EARNINGS PER SHARE

The calculation of basic earnings per share for 2023 is based on the profit attributable to equity holders of AB InBev of 5 341m US dollar (2022: 5 969m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2023	2022
Issued ordinary and restricted shares at 1 January, net of treasury shares	1 984	1 981
Effect of stock lending	30	30
Effect of delivery of treasury shares and share buyback programs	2	2
Weighted average number of ordinary and restricted shares at 31 December	**2 016**	**2 013**

The calculation of diluted earnings per share for 2023 is based on the profit attributable to equity holders of AB InBev of 5 341m US dollar (2022: 5 969m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) at the end of the period, calculated as follows:

Million shares	2023	2022
Weighted average number of ordinary and restricted shares at 31 December	2 016	2 013
Effect of share options, PSUs and restricted stock units	38	37
Weighted average number of ordinary and restricted shares (diluted) at 31 December	**2 054**	**2 050**

AB InBev – Annual Report 2023 | 115

The calculation of the Underlying EPS is based on the profit before non-underlying items and hyperinflation impacts attributable to equity holders of AB InBev. A reconciliation of the profit attributable to equity holders of AB InBev to the profit before non-underlying items, attributable to equity holders of AB InBev and underlying profit is calculated as follows:

For the year ended 31 December Million US dollar	2023	2022[1]
Profit attributable to equity holders of AB InBev	**5 341**	**5 969**
Net impact of non-underlying items on profit (refer to Note 8)	614	153
Profit before non-underlying items, attributable to equity holders of AB InBev	**5 955**	**6 122**
Hyperinflation impacts	203	(30)
Underlying profit	**6 158**	**6 093**

The table below sets out the EPS calculation:

For the year ended 31 December Million US dollar	2023	2022
Profit attributable to equity holders of AB InBev	5 341	5 969
Weighted average number of ordinary and restricted shares	2 016	2 013
Basic EPS	**2.65**	**2.97**
Underlying profit	6 158	6 093
Weighted average number of ordinary and restricted shares	2 016	2 013
Underlying EPS	**3.05**	**3.03**
Profit attributable to equity holders of AB InBev	5 341	5 969
Weighted average number of ordinary and restricted shares (diluted)	2 054	2 050
Diluted EPS	**2.60**	**2.91**

Underlying EPS is a non-IFRS measure.

The average market value of the company's shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. For the calculation of Diluted EPS, 46m share options were anti-dilutive and not included in the calculation of the dilutive effect per 2023 (2022: 51m share options).

22. Interest-bearing loans and borrowings

This note provides information about the company's interest-bearing loans and borrowings. For more information about the company's exposure to interest rate and foreign exposure currency risk – refer to Note 27 *Risks arising from financial instruments*.

Million US dollar	31 December 2023	31 December 2022
Unsecured bond issues	71 896	76 798
Lease liabilities	2 126	1 963
Unsecured other loans	119	95
Secured bank loans	23	24
Non-current interest-bearing loans and borrowings	**74 163**	**78 880**
Unsecured bond issues	2 514	-
Lease liabilities	703	529
Secured bank loans	392	369
Unsecured bank loans	182	100
Unsecured other loans	196	30
Current interest-bearing loans and borrowings	**3 987**	**1 029**
Interest-bearing loans and borrowings	**78 150**	**79 909**

The current and non-current interest-bearing loans and borrowings amount to 78.1 billion US dollar as at 31 December 2023, compared to 79.9 billion US dollar as at 31 December 2022.

[1] As from 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of the share-based payment programs are reported in the non-underlying net finance income/(cost). The 2022 presentation was amended to conform to the 2023 presentation.

AB InBev – Annual Report 2023 | 116

As at 31 December 2023, the company had no outstanding balance on commercial papers (31 December 2022: nil). The commercial papers include programs in US dollar and euro with a total authorized issuance up to 5.0 billion US dollar and 3.0 billion euro, respectively.

On 5 December 2023, the company completed the tender offers of thirteen series of USD notes, three series of EUR notes and two series of GBP notes for up to 3.0 billion US dollar aggregate purchase price. The company accepted the tender offers of seven series of notes issued by Anheuser-Busch InBev SA/NV ("ABISA") and its wholly-owned subsidiaries Anheuser-Busch InBev Worldwide Inc. ("ABIWW"), Anheuser-Busch Companies, LLC ("ABC") and Anheuser-Busch InBev Finance Inc. ("ABIFI") and repurchased 3.4 billion US dollar aggregate principal amount of these notes. The total principal amount repurchased in the tender offers is set out in the table below:

Date of redemption	Issuer (abbreviated)	Title of series of notes partially repurchased	Currency	Original principal amount outstanding (in million)	Principal amount repurchased (in million)	Principal amount not repurchased (in million)
5 December 2023	ABISA	2.850% Notes due 2037	GBP	411	163	248
5 December 2023	ABIWW	3.750% Notes due 2042	USD	471	121	350
5 December 2023	ABIWW	4.600% Notes due 2060	USD	497	150	347
5 December 2023	ABIWW	4.500% Notes due 2050	USD	1 567	465	1 102
5 December 2023	ABIWW	4.600% Notes due 2048	USD	2 179	1 124	1 055
5 December 2023	ABIWW and ABC	3.650% Notes due 2026	USD	3 491	1 237	2 254
5 December 2023	ABIFI	4.000% Notes due 2043	USD	404	64	340

These tender offers were financed with cash.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev's management to highlight changes in the company's overall liquidity position.

AB InBev's net debt decreased to 67.6 billion US dollar as at 31 December 2023, from 69.7 billion US dollar as at 31 December 2022. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (5.8 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (3.0 billion US dollar) and foreign exchange impact on net debt (0.9 billion US dollar increase of net debt).

The following table provides a reconciliation of AB InBev's net debt as at the dates indicated:

Million US dollar	31 December 2023	31 December 2022
Non-current interest-bearing loans and borrowings	74 163	78 880
Current interest-bearing loans and borrowings	3 987	1 029
Interest-bearing loans and borrowings	**78 150**	**79 909**
Bank overdrafts	17	83
Cash and cash equivalents	(10 332)	(9 973)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(168)	(183)
Debt securities (included within Investment securities)	(94)	(123)
Net debt	**67 573**	**69 713**

AB InBev – Annual Report 2023 | 117

Reconciliation of liabilities arising from financing activities

The table below details the changes in the company's liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the company's consolidated cash flow statement from financing activities.

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long-term debt
Balance at 1 January 2023	**78 880**	**1 029**
Proceeds from borrowings	59	143
Repayments of borrowings	(3 004)	(94)
Capitalization / (payment) of lease liabilities	686	(458)
Amortized cost	61	-
Unrealized foreign exchange effects	909	83
Current portion of long-term debt	(3 113)	3 113
(Gain)/Loss on bond redemption and other movements	(316)	171
Balance at 31 December 2023	**74 163**	**3 987**

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long-term debt
Balance at 1 January 2022	**87 369**	**1 408**
Proceeds from borrowings	74	17
Repayments of borrowings	(6 698)	(567)
Capitalization / (payment) of lease liabilities	794	(519)
Amortized cost	63	-
Unrealized foreign exchange effects	(1 776)	(6)
Current portion of long-term debt	(617)	617
(Gain)/Loss on bond redemption and other movements	(329)	79
Balance at 31 December 2022	**78 880**	**1 029**

23. Pensions and similar obligations

AB InBev sponsors various post-employment benefit plans worldwide, which include both defined contribution plans, defined benefit plans, and other post-employment benefits. In accordance with IAS 19 Employee Benefits post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.

DEFINED CONTRIBUTION PLANS

For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contributions constitute an expense for the year in which they are due. For 2023, contributions paid into defined contribution plans for the company amounted to 166m US dollar compared to 164m US dollar for 2022.

DEFINED BENEFIT PLANS

During 2023, the company contributed to 84 defined benefit plans, of which 65 are retirement or leaving service plans, 15 are medical cost plans and 4 other long-term employee benefit plans. Most plans provide retirement and leaving service benefits related to pay and years of service. In many of the countries the plans are partially funded. When plans are funded, the assets are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Barbados, Brazil, Canada, Colombia, South Africa and US provide medical benefits to employees and their families after retirement. Many of the defined benefit plans are closed to new entrants.

The present value of funded obligations includes a 113m US dollar liability related to two medical plans in Brazil, for which the benefits are provided through the Fundação Antonio Helena Zerrenner ("FAHZ"). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. As at 31 December 2023, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the statement of financial position is nil.

The employee benefit net liability amounts to 1 661m US dollar as at 31 December 2023 compared to 1 523m US dollar as at 31 December 2022. In 2023, the fair value of the plan assets increased by 75m US dollar and the defined benefit obligations increased by 212m US dollar. The increase in the employee benefit net liability is mainly driven by decreases in the discount rates partially offset by favorable asset returns.

AB InBev – Annual Report 2023 | 118

The company’s net liability for post-employment and long-term employee benefit plans comprises the following as at 31 December 2023 and 2022: Million US dollar 2023 2022 Present value of funded obligations (4 784) (4 604) Fair value of plan assets 3 882 3 807 Present value of net obligations for funded plans (902) (797) Present value of unfunded obligations (619) (587) Present value of net obligations (1 521) (1 384) Unrecognized asset (38) (43) Net liability (1 559) (1 427) Other long term employee benefits (102) (96) Total employee benefits (1 661) (1 523) Employee benefits amounts in the statement of financial position: Liabilities (1 673) (1 534) Assets 12 11 Net liability (1 661) (1 523) The changes in the present value of the defined benefit obligations are as follows: Million US dollar 2023 2022 Defined benefit obligation at 1 January (5 191) (7 478) Current service costs (50) (69) Interest cost (302) (229) Past service gain/(cost) 4 - Settlements 99 114 Benefits paid 469 549 Contribution by plan participants (2) (2) Actuarial gains/(losses) – demographic assumptions 17 (2) Actuarial gains/(losses) – financial assumptions (220) 1 854 Experience adjustments (44) (116) Exchange differences (182) 243 Transfers and other movements - (55) Defined benefit obligation at 31 December (5 403) (5 191) As at the last valuation date, the present value of the defined benefit obligation was comprised of approximately 1.1 billion US dollar relating to active employees, 1.0 billion US dollar relating to deferred members and 3.3 billion US dollar relating to members in retirement. The changes in the fair value of plan assets are as follows: Million US dollar 2023 2022 Fair value of plan assets at 1 January 3 807 5 381 Interest income 217 157 Administration costs (17) (17) Return on plan assets exceeding interest income 94 (1 084) Contributions by AB InBev 218 220 Contributions by plan participants 2 2 Benefits paid net of administration costs (469) (551) Assets distributed on settlements (97) (112) Exchange differences 127 (188) Transfers and other movements - (2) Fair value of plan assets at 31 December 3 882 3 807 AB InBev – Annual Report 2023  119

Actual return on plans assets amounted to a gain of 311m US dollar in 2023 compared to a loss of (927)m US dollar in 2022.

The changes in the unrecognized asset are as follows:

Million US dollar	2023	2022
Irrecoverable surplus impact at 1 January	**(43)**	**(32)**
Interest expense	(4)	(3)
Changes excluding amounts included in interest expense	9	(8)
Irrecoverable surplus impact at 31 December	**(38)**	**(43)**

The expense recognized in the income statement with regards to defined benefit plans can be detailed as follows:

Million US dollar	2023	2022
Current service costs	(50)	(66)
Administration costs	(17)	(17)
Past service cost due to plan amendments, curtailments or settlements	6	2
(Losses)/gains due to experience and demographic assumption changes	(1)	-
Profit from operations	**(61)**	**(81)**
Net finance cost	(88)	(73)
Total employee benefit expense	**(150)**	**(154)**

The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2023	2022
Cost of sales	(18)	(25)
Distribution expenses	(9)	(11)
Sales and marketing expenses	(14)	(17)
Administrative expenses	(21)	(28)
Net finance cost	(88)	(73)
Total employee benefit expense	**(150)**	**(154)**

Weighted average assumptions used in computing the benefit obligations of the company's significant plans at the reporting date are as follows:

	2023					
	United States	**Canada**	**Mexico**	**Brazil**	**United Kingdom**	**AB InBev**
Discount rate	5.3%	4.6%	9.3%	9.2%	4.7%	**5.6%**
Price inflation	2.0%	2.0%	3.5%	3.5%	3.2%	**2.6%**
Future salary increases	-	1.0%	4.3%	6.7%-3.9%	-	**3.7%**
Future pension increases	-	2.0%	3.5%	3.5%	3.1%	**2.8%**
Medical cost trend rate	6.8%-4.5%	4.5%	-	7.1%	-	**6.7%-6.2%**
Life expectation for a 65-year old male	86	87	85	85	87	**85**
Life expectation for a 65-year old female	88	90	88	87	89	**88**

	2022					
	United States	**Canada**	**Mexico**	**Brazil**	**United Kingdom**	**AB InBev**
Discount rate	5.5%	5.1%	9.5%	10.0%	4.9%	**5.9%**
Price inflation	2.5%	2.0%	3.5%	3.5%	3.2%	**2.7%**
Future salary increases	-	1.0%	4.5%-4.0%	7.1%-5.3%	-	**4.0%**
Future pension increases	-	2.0%	3.5%	3.5%	3.0%	**2.7%**
Medical cost trend rate	7.0%-4.5%	4.5%	-	7.1%	-	**6.8%-6.1%**
Life expectation for a 65-year old male	86	87	85	85	87	**85**
Life expectation for a 65-year old female	88	90	88	87	89	**88**

Through its defined benefit pension plans and post-employment medical plans, the company is exposed to a number of risks, the most significant are detailed below:

AB InBev – Annual Report 2023 | 120

INVESTMENT STRATEGY

In case of funded plans, the company ensures that the investment positions are managed within an asset-liability matching (ALM) framework that has been developed to achieve long-term investments that are in line with the obligations under the pension schemes. Within this framework, the company's ALM objective is to match assets to the pension obligations by investing in long-term fixed interest securities with maturities that match the benefit payments as they fall due and in the appropriate currency. The company actively monitors how the duration and the expected yield of the investments are matching the expected cash outflows arising from the pension obligation.

ASSET VOLATILITY

In general, the company's funded plans are invested in a combination of equities, bonds and real estate, generating high but volatile returns from equities and at the same time stable and liability-matching returns from bonds. As the plans mature, the company usually reduces the level of investment risk by investing more in assets that better match the liabilities. Since 2015, the company started the implementation of a pension de-risking strategy to reduce the risk profile of certain plans by reducing gradually the current exposure to equities and shifting those assets to fixed income securities.

CHANGES IN BOND YIELDS

An increase in bond yields will decrease plan liabilities, although this will be partially offset by a decrease in the value of the plans' bond holdings.

INFLATION RISK

Some of the company's pension obligations, mainly in the UK, are linked to inflation, and higher inflation will lead to higher liabilities. The majority of the plan's assets are either unaffected by or loosely correlated with inflation, meaning that an increase in inflation could potentially increase the company's net benefit obligation.

LIFE EXPECTANCY

The majority of the plans' obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans' liabilities.

The weighted average duration of the defined benefit obligation in 2023 is 11.0 years (2022: 11.4 years). An increase in bond yields reduces the average duration.

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

	2023		
Million US dollar	**Change in assumption**	**Increase in assumption**	**Decrease in assumption**
Discount rate	0.5%	(275)	300
Price inflation	0.5%	96	(103)
Future salary increases	0.5%	23	(21)
Medical cost trend rate	1%	25	(22)
Mortality	One year	155	(157)

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear.

Sensitivities are reasonably possible changes in assumptions, and they are calculated using the same approach as was used to determine the defined benefit obligation. Therefore, the above information is not necessarily a reasonable representation of future results.

The fair value of plan assets at 31 December consists of the following:

	2023			2022		
Million US dollar	**Quoted**	**Unquoted**	**Total**	**Quoted**	**Unquoted**	**Total**
Government bonds	38%	-	**38%**	34%	-	**34%**
Corporate bonds	27%	1%	**28%**	30%	-	**30%**
Equity instruments	22%	-	**22%**	24%	-	**24%**
Property	-	6%	**6%**	-	7%	**7%**
Insurance contracts and others	3%	3%	**6%**	4%	1%	**5%**
	90%	**10%**	**100%**	**91%**	**8%**	**100%**

AB InBev – Annual Report 2023 | 121

AB InBev expects to contribute approximately 229m US dollar for its funded defined benefit plans and 76m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2024. 24. Share-based payments Different share-based programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev, Ambev or Budweiser APAC. AB InBev has three primary share-based compensation plans: the share-based compensation plan (“Share-Based Compensation Plan”), the long-term restricted stock unit plan for directors (“RSU Plan for Directors”), and the various long-term incentive plan for executives (“LTI Plan Executives”). These share-based payment programs relate to either AB InBev shares or American Depository Shares (“ADSs”) as underlying equity instruments. All the company share-based payment plans are equity-settled. Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated. Share-based payment transactions resulted in a total expense of 570m US dollar for 2023, as compared to 448m US dollar for 2022. AB INBEV SHARE-BASED COMPENSATION PROGRAMS Share-Based Compensation Plan for Executives Under this plan, members of the Executive Committee and other senior employees receive their bonus in cash but have the choice to invest some or all of the value of their bonus in AB InBev shares, referred to as voluntary shares. The voluntary shares are entitled to dividends from the date of grant and are subject to a lock-up period of three years. They are granted at market price, to which a discount of up to 20% is applied. The discount is delivered in the form of RSUs (Discounted Shares). Executives who invest in Voluntary Shares also receive one and a half matching shares for each voluntary share invested up to a limited total percentage of each executive’s variable compensation. These matching shares are also delivered in the form of RSUs (Matching Shares). The RSUs relating to the Matching Shares and the Discounted Shares vest over a three or five-year period and are subject to specific restrictions or forfeiture provisions in the event of termination of service. During 2023, AB InBev issued 1.7m discounted and matching RSUs in relation to bonuses granted to company employees and management (2022: 4.8m discounted and matching RSUs). These discounted and matching RSUs represent a fair value of approximately 102m US dollar (2022: 293m US dollar). Restricted Stock Units Plan for Directors The remuneration of the directors comprises a fixed cash fee component and a share-based component. The share-based portion of the remuneration of the directors of the company is granted in the form of RSUs that vest after five years and, upon vesting, entitle their holders to one AB InBev share per RSU. During 2023, 0.1m RSUs with an estimated fair value of 4m US dollar were granted to directors (2022: 0.1m with an estimated fair value of 4m US dollar). Annual LTI Plans for Executives Subject to management’s assessment of the executive’s performance and future potential, members of senior management may be eligible for an annual long-term incentive to be paid out in RSUs, Performance Stock Units (“PSUs”) and/or stock options. • Long-term Incentive RSUs: They cliff vest over a three or five-year period. Upon vesting, each RSU entitles its holder to acquire one share. During 2023, AB InBev issued 2.9m RSUs with an estimated fair value of 183m US dollar under this plan (2022: 3.9m RSUs with an estimated fair value of 228m US dollar under this plan). Out of these RSUs, 0.1m RSUs were granted to members of the Executive Committee (2022: 0.5m RSUs). • Long-term PSUs: They cliff vest over a three-year period. Upon vesting of the PSUs, the number of shares to which the holders thereof shall be entitled shall depend on a performance test measuring (on a percentile basis) the company’s three-year Total Shareholder Return (“TSR”) relative to the TSR realized for that period by a representative sample of listed companies belonging to the consumer goods sector. The number of shares to which such units entitle their holders is subject to a hurdle and cap. During 2023, 0.5m PSUs were granted to Executives with an estimated fair value of 39m US dollar (2022: 0.5m PSUs with an estimated fair value of 39m US dollar under this plan). Out of these PSUs, 33 thousand PSUs were granted to members of the Executive Committee (2022: 0.1m PSUs). AB InBev – Annual Report 2023  122

Exceptional LTI Plans for Executives RSUs, PSUs or stock options may be granted from time to time to members of the senior management of the company, who have made a significant contribution to the success of the company (achieving the growth agenda, specific acquisitions, etc.). Vesting of such RSUs, PSUs or stock options may be subject to achievement of performance conditions which will be related to the objectives of such exceptional grants. During 2023 and 2022, no exceptional grants were made to Executives. Other Recurring LTI RSU Plans for Executives AB InBev has specific recurring long-term RSU incentive programs in place, including: • A base long-term RSUs program allowing for the offer of RSUs to members of the company’s senior management. In addition to the annual Long-term RSUs described above, under this program, RSUs can be granted under other sub-plans with specific terms and conditions and for specific purposes, e.g., for special retention incentives or to compensate for assignments of expatriates in certain countries. In most cases, the RSUs vest after three or five years without a performance test and in the event of termination of service before the vesting date, specific forfeiture rules apply. The Board may set different vesting periods for specific sub-plans or introduce performance tests in line with the company’s high-performance culture and the creation of long-term sustainable value for its shareholders. In 2023, 0.6m RSUs with an estimated fair value of 35m US dollar were granted under this program (2022: 0.7m RSUs with an estimated fair value of 44m US dollar). No RSUs were granted to members of the Executive Committee in 2023 and 2022 under this program. • A program allowing for certain employees to purchase company shares at a discount and that is aimed at providing a long-term retention incentive for (i) high-potential employees of the company, who are at a mid- manager level ( People bet share purchase program ) or (ii) newly hired employees. The voluntary investment in company shares leads to the grant of an amount of matching RSUs which vest after five years. In the event that an employee's service is terminated before the vesting date, special forfeiture rules apply. In 2023, no RSUs were granted under this plan (2022: 0.1m RSUs representing a fair value of 7m US dollar). Other disclosures for Share-based payments No stock options were granted in 2023 and 2022. The total number of outstanding AB InBev options developed as follows: Million options 2023 2022 Options outstanding at 1 January 83.2 102.7 Options exercised during the year (2.2) (1.0) Options forfeited during the year (1.3) (14.9) Options lapsed during the year (3.9) (3.6) Options outstanding at the end of December 75.8 83.2 1 The range of exercise prices of the outstanding options is between 10.32 euro (11.40 US dollar) and 128.46 euro (141.95 US dollar) while the weighted average remaining contractual life is 5.8 years. Out of the 75.8m outstanding options, 23.7m options are vested at 31 December 2023. The weighted average exercise price of the AB InBev options is as follows: Amounts in US dollar 2023 2022 Options outstanding at 1 January 76.04 64.77 Exercised during the year 29.96 16.11 Forfeited during the year 67.66 94.76 Lapsed during the year 96.27 88.10 Outstanding at the end of December 79.46 76.04 Exercisable at the end of December 108.11 102.19 For share options exercised during 2023, the weighted average share price at the date of exercise was 54.83 euro (60.59 1 US dollar) . 1 Amounts have been converted to US dollar at the closing rate of the respective period. AB InBev – Annual Report 2023  123

The total number of outstanding AB InBev RSUs and PSUs developed as follows:

Million RSU and PSUs	2023	2022
RSUs and PSUs outstanding at 1 January	28.7	20.9
RSUs and PSUs issued during the year	5.9	10.1
RSUs and PSUs vested during the year	(4.3)	(0.5)
RSUs and PSUs forfeited during the year	(1.3)	(1.8)
RSUs and PSUs outstanding at the end of December	**29.0**	**28.7**

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had in place a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 47 thousand matching RSUs in 2023 with an estimated fair value of less than 1m US dollar (2022: 44 thousand matching RSUs with an estimated fair value of less than 1m US dollar).

Since 2018, Ambev has had in place a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. The vesting period is three or five years. Under the 2018 Share-based compensation plan, Ambev issued 33.7m matching RSUs in 2023 with an estimated fair value of 93m US dollar (2022: 49.3m matching RSUs with an estimated fair value of 148m US dollar).

As of 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or similar share-based instruments), depending on management's assessment of the employee's performance and future potential. No stock options were granted in 2023 and 2022.

The total number of outstanding Ambev options developed as follows:

Million options	2023	2022
Options outstanding at 1 January	99.8	113.8
Options forfeited during the year	(11.8)	(14.0)
Options outstanding at the end of December	**88.0**	**99.8**

The range of exercise prices of the outstanding options is between 15.95 Brazilian real (3.29 US dollar) and 32.81 Brazilian real (6.78 US dollar) while the weighted average remaining contractual life is 3.6 years.

Of the 88m outstanding options 68.6m options are vested at 31 December 2023.

The weighted average exercise price of the Ambev options is as follows:

Amounts in US dollar	2023	2022
Options outstanding at 1 January	3.72	3.57
Forfeited during the year	4.68	4.33
Outstanding at the end of December	3.89	3.72
Exercisable at the end of December	3.94	3.86

The total number of outstanding Ambev RSUs and PSUs developed as follows:

Million RSUs and PSUs	2023	2022
RSUs and PSUs outstanding at 1 January	109.8	63.8
RSUs and PSUs issued during the year	33.7	49.3
RSUs and PSUs vested during the year	(18.3)	(0.2)
RSUs and PSUs forfeited during the year	(5.2)	(3.1)
RSUs and PSUs outstanding at the end of December	**120.0**	**109.8**

BUDWEISER APAC SHARE-BASED COMPENSATION PROGRAM

Share-Based Compensation Plan

In March 2020, Budweiser APAC set up a program allowing for certain employees to invest some or all of their variable compensation in Budweiser APAC shares (Voluntary Shares). As an additional reward, employees who invest in Voluntary Shares also receive a company shares match of one and a half matching shares for each Voluntary Share invested up to a limited total percentage of each employee's variable compensation. In 2023, Budweiser APAC issued 4.1m matching RSUs in relation to bonuses granted to Budweiser APAC employees with an estimated fair value of 13m US dollar (2022: 12.5m matching restricted stock units with an estimated fair value of 39m US dollar).

AB InBev – Annual Report 2023 | 124

Discretionary Restricted Stock Units Plan

In December 2019, Budweiser APAC set up a discretionary RSUs plan which allows for the offer of RSUs to certain employees in certain specific circumstances, at the discretion of the Board, e.g., as a special retention incentive. The RSUs vest after three to five years and in the event that an employee's service is terminated before the vesting date, special forfeiture rules apply. In 2023 and 2022, no RSUs were granted under this program.

New Restricted Stock Units Plan

In November 2020, Budweiser APAC set up a new RSUs plan which allows for the offer of RSUs to certain eligible employees in certain specific circumstances, at the discretion of the Board, e.g., as a long-term incentive. The vesting period of the RSUs is in principle between three and five years without a performance test and in the event of termination of service before the vesting date, forfeiture rules apply. The Board may set shorter or longer periods for specific grants or introduce performance tests similar to other programs in the company. In 2023, some RSUs include a performance test. They cliff vest between three and five years. Upon vesting, the number of shares to which the holders thereof shall be entitled shall depend on a performance test measuring (on a percentile basis) the company's three to five-year TSR relative to the TSR realized for that period by a representative sample of listed companies belonging to the consumer goods sector. The number of shares to which such units entitle their holders is subject to a hurdle and cap. During 2023, 29.8m RSUs with an estimated fair value of 50m US dollar were granted under this program to a selected number of employees (2022: 14.1m RSUs with an estimated fair value of 45m US dollar).

People Bet Plan

In March 2020, Budweiser APAC set up a program allowing for certain employees to purchase Budweiser APAC shares at a discount which is aimed at providing a long-term retention incentive for high-potential employees of the company, who are at a mid-manager level ("People bet share purchase program"). The voluntary investment in company shares leads to the grant of an amount of matching RSUs which vest after five years. In the event that an employee's service is terminated before the vesting date, special forfeiture rules apply. During 2023, no RSUs were granted under this program (2022: 0.5m RSUs with an estimated fair value of 2m US dollar).

25. Provisions

Million US dollar	Restructuring	Disputes	Other	Total
Balance at 1 January 2023	**51**	**436**	**85**	**572**
Effect of movements in foreign exchange	1	16	(3)	14
Provisions made	31	132	-	163
Provisions used	(14)	(86)	(19)	(119)
Provisions reversed	-	(42)	-	(42)
Other movements	-	20	(19)	1
Balance at 31 December 2023	**69**	**476**	**44**	**589**

The restructuring provisions are primarily explained by the organizational alignments - see also Note 8 *Non-underlying items*. Provisions for disputes mainly relate to various disputed taxes other than income taxes and to claims from former employees.

The provisions are expected to be settled within the following time windows:

Million US dollar	Due within one year	Due after one year	Total
Restructuring	**56**	**13**	**69**
Indirect taxes	24	79	**103**
Labor	34	71	**105**
Commercial	50	24	**74**
Excise duties	2	19	**21**
Other disputes	81	92	**173**
Disputes	**191**	**285**	**476**
Other provisions	**23**	**21**	**44**
Total provisions	**270**	**319**	**589**

AB InBev – Annual Report 2023 | 125

26. Trade and other payables Million US dollar 31 December 2023 31 December 2022 Indirect taxes payable 105 174 Trade payables 256 176 Deferred consideration on acquisitions 308 464 Other payables 69 46 Non-current trade and other payables 738 859 Trade payables and accrued expenses 17 729 18 589 Payroll and social security payables 1 439 1 520 Indirect taxes payable 3 149 2 768 Interest payable 1 407 1 428 Consigned packaging 1 041 1 012 Dividends payable 376 356 Deferred consideration on acquisitions 441 313 Other payables and deferred income 399 362 Current trade and other payables 25 981 26 349 The company has entered into reverse factoring arrangements with suppliers in the amount of 102m US dollar as at 31 December 2023, mostly due to legal requirements (31 December 2022: 134m US dollar). The nature, as well as the terms and conditions of the liabilities that are part of these arrangements do not differ from those of the company’s normal trade payables. As a result, these are presented as part of Trade and other payables in accordance with IAS 1 Presentation of financial statements. As at 31 December 2023, deferred consideration on acquisitions is mainly comprised of 0.6 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev (31 December 2022: 0.6 billion US dollar). See also Note 27 Risk arising from financial instruments and Note 28 Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other. AB InBev – Annual Report 2023  126

27. Risks arising from financial instruments

A) FINANCIAL ASSETS AND LIABILITIES

Set out below is an overview of financial assets and liabilities held by the company as at the dates indicated:

	31 December 2023				31 December 2022[1]			
Million US dollar	**At amortized cost**	**At fair value through profit or loss**	**At fair value through OCI**	**Total**	**At amortized cost**	**At fair value through profit or loss**	**At fair value through OCI**	**Total**
Cash and cash equivalents	10 332	-	-	**10 332**	9 973	-	-	**9 973**
Trade and other receivables	5 517	-	-	**5 517**	4 973	-	-	**4 973**
Investment securities	27	67	151	**245**	25	97	149	**272**
Foreign exchange derivatives	-	48	315	**363**	-	41	186	**227**
Commodities	-	-	131	**131**	-	-	101	**101**
Cross currency interest rate swaps	-	-	52	**52**	-	-	63	**63**
Interest rate swaps	-	3	-	**3**	-	-	-	**-**
Financial assets	**15 876**	**118**	**649**	**16 642**	**14 971**	**139**	**498**	**15 608**
Non-current	473	-	195	**668**	522	15	193	**730**
Current	15 403	118	454	**15 975**	14 450	124	305	**14 878**
Trade and other payables	21 284	741	-	**22 026**	21 983	762	-	**22 746**
Non-current interest-bearing loans and borrowings	73 592	571	-	**74 163**	78 880	-	-	**78 880**
Current interest-bearing loans and borrowings	3 987	-	-	**3 987**	1 029	-	-	**1 029**
Bank overdrafts	17	-	-	**17**	83	-	-	**83**
Equity swaps	-	4 718	-	**4 718**	-	4 763	-	**4 763**
Foreign exchange derivatives	-	18	414	**432**	-	20	245	**265**
Cross currency interest rate swaps	-	-	164	**164**	-	16	171	**187**
Commodities	-	-	145	**145**	-	-	271	**271**
Interest rate swaps	-	10	-	**10**	-	3	2	**5**
Financial liabilities	**98 880**	**6 058**	**723**	**105 662**	**101 975**	**5 565**	**689**	**108 229**
Non-current	73 920	876	151	**74 947**	79 108	473	168	**79 749**
Current	24 961	5 182	573	**30 715**	22 867	5 092	521	**28 480**

[1] Amended to conform to 2023 presentation.

AB InBev – Annual Report 2023 | 127

B) DERIVATIVES

AB InBev's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on a combined basis and defines strategies to manage the economic impact on the company's performance in line with its financial risk management policy.

AB InBev primarily uses the following derivative instruments: foreign exchange forwards, currency futures, interest rate swaps, cross currency interest rate swaps ("CCIRS"), commodity swaps, commodity futures and equity swaps.

The table below provides an overview of the notional amounts of derivatives outstanding as at the dates indicated by maturity bucket.

	31 December 2023					31 December 2022				
Million US dollar	**< 1 year**	**1-2 years**	**2-3 years**	**3-5 years**	**> 5 years**	**< 1 year**	**1-2 years**	**2-3 years**	**3-5 years**	**> 5 years**
Foreign currency										
Foreign exchange forwards	13 440	105	300	-	-	11 445	479	-	-	-
Foreign currency futures	245	-	-	-	-	503	-	-	-	-
Interest rate										
Interest rate swaps	580	-	-	-	-	1 000	-	-	-	-
Cross currency interest rate swaps	1 217	1 863	510	4 353	717	900	1 923	1 834	2 608	560
Commodities										
Aluminum swaps	1 780	-	-	-	-	2 161	4	-	-	-
Other commodity derivatives	913	25	-	-	-	1 160	22	-	-	-
Equity										
Equity derivatives	11 189	-	-	-	-	10 800	-	-	-	-

AB InBev – Annual Report 2023 | 128

C) FOREIGN CURRENCY RISK

AB InBev is subject to foreign currency risk when contracts are denominated in a currency other than the functional currency of the entity. This includes borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income. To manage foreign currency risk, the company uses mainly foreign exchange forwards, currency futures and cross currency interest rate swaps.

Foreign exchange risk on operating activities

AB InBev's policy is to hedge operating transactions which are reasonably expected to occur (e.g., cost of sales and selling, general & administrative expenses) within the forecast period determined in the financial risk management policy. Operating transactions that are considered certain to occur are hedged without any time limits. Non-operating transactions (such as acquisitions and disposals of subsidiaries) are hedged as soon as they are highly probable.

The table below shows the company's main net foreign currency positions for firm commitments and forecasted transactions for the most important currency pairs. The open positions are the result of the application of AB InBev's risk management policy. Positive amounts indicate that the company is long (net future cash inflows) in the first currency of the currency pair while negative amounts indicate that the company is short (net future cash outflows) in the first currency of the currency pair. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	31 December 2023			31 December 2022[1]		
Million US dollar	**Total exposure**	**Total hedges**	**Open position**	**Total exposure**	**Total hedges**	**Open position**
Euro/Colombian peso	(138)	65	(73)	(66)	41	(25)
Euro/Mexican peso	(99)	95	(4)	(108)	100	(8)
Euro/Pound sterling	(71)	65	(6)	(136)	112	(24)
Euro/South African rand	(99)	86	(13)	(67)	31	(36)
Mexican peso/Euro	(219)	180	(39)	(269)	268	(1)
Mexican peso/US dollar	(100)	71	(29)	(68)	50	(18)
US dollar/Argentinean peso	(437)	-	(437)	(702)	206	(496)
US dollar/Brazilian real	(1 832)	1 833	1	(1 955)	1 789	(166)
US dollar/Canadian dollar	(310)	291	(19)	(310)	249	(61)
US dollar/Chilean peso	(164)	129	(35)	(135)	129	(6)
US dollar/Chinese yuan	(87)	83	(4)	(125)	113	(12)
US dollar/Colombian peso	(546)	542	(4)	(615)	559	(56)
US dollar/Dominican peso	(108)	26	(82)	(121)	-	(121)
US dollar/Euro	(90)	100	10	(134)	111	(23)
US dollar/Mexican peso	(1 229)	1 282	53	(1 442)	1 436	(6)
US dollar/Paraguayan guarani	(157)	152	(5)	(144)	135	(9)
US dollar/Peruvian nuevo sol	(217)	209	(8)	(264)	276	12
US dollar/South African rand	(224)	189	(35)	(196)	121	(75)
US dollar/South Korean won	(146)	135	(11)	(121)	110	(11)
Others	(394)	254	(140)	(305)	240	(65)

Further analysis on the impact of open currency exposures is performed in the currency sensitivity analysis below.

Hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.

Foreign exchange risk on foreign currency denominated debt

AB InBev's policy is to have the debt in the subsidiaries as much as possible linked to the functional currency of the subsidiary. To the extent this is not the case, foreign exchange risk is managed using derivatives unless the cost to hedge outweighs the benefits. Interest rate decisions and currency mix of debt and cash are decided on a global basis and take into consideration a holistic risk management approach.

A description of the foreign currency risk hedging of debt instruments issued in a currency other than the functional currency of the subsidiary is further detailed in the *Interest Rate Risk* section below.

[1] Amended to conform to 2023 presentation.

AB InBev – Annual Report 2023 | 129

Currency sensitivity analysis

Currency transactional risk

Most of AB InBev's non-derivative financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. Where illiquidity in the local market prevents hedging at a reasonable cost, the company can have open positions. The transactional foreign currency risk mainly arises from open positions in Argentinean peso, Canadian dollar, Chilean peso, Dominican peso and South African rand against the US dollar.

The company uses a sensitivity analysis to estimate the impact in its consolidated income statement and other comprehensive income of a strengthening or a weakening of the US dollar against the other group currencies. In case the open positions remain unchanged and with all other variables held constant, a 10% strengthening or weakening of the US dollar against other currencies could lead to an estimated decrease/increase on the consolidated profit before tax of approximately 98m US dollar over the next 12 months (31 December 2022: 144m US dollar). Applying a similar sensitivity on the total derivatives positions could lead to a negative/positive pre-tax impact on equity reserves of 504m US dollar (31 December 2022: 537m US dollar). The results of the sensitivity analysis should not be considered as projections of likely future events, as the gains or losses from exchange rates in the future may differ due to developments in the global financial markets.

Foreign exchange risk on net investments in foreign operations

AB InBev mitigates exposures of its investments in foreign operations using both derivative and non-derivative financial instruments as hedging instruments.

As of 31 December 2023, designated derivative financial instruments in net investment hedges applied on the company's debt amount to 7 908m US dollar equivalent (31 December 2022: 8 482m US dollar). These instruments hedge foreign operations with Canadian dollar, Chinese yuan, Mexican peso and South Korean won functional currencies.

Net foreign exchange results

Foreign exchange results recognized on hedged and unhedged exposures are as follows:

Million US dollar	2023	2022
Hedged (economic hedges)	70	297
Not hedged	(423)	(660)
	(353)	**(363)**

D) INTEREST RATE RISK

The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev's policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, while taking into account market conditions as well as AB InBev's overall business strategy.

Fair value hedges

US dollar fixed rate bond hedges (interest rate risk on borrowings in US dollar)

The company manages and reduces the impact of changes in the US dollar interest rates on the fair value of certain fixed rate bonds with an aggregate principal amount of 0.6 billion US dollar through fixed/floating interest rate swaps. These derivative instruments have been designated in fair value hedge accounting relationships.

Cash flow hedges

Pound sterling bond hedges (foreign currency risk and interest rate risk on borrowings in pound sterling)

In September 2013, the company issued a pound sterling bond for 500m pound sterling at a rate of 4.00% per year and maturing in September 2025. In May 2017, the company issued a pound sterling bond for 700m pound sterling at a rate of 2.25% per year and maturing in May 2029, and issued a pound sterling bond for 900m pound sterling at a rate of 2.85% per year and maturing in May 2037. These bonds have a principal outstanding as of 31 December 2023 of 500m, 337m and 248m pound sterling, respectively.

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The impact of changes in the pound sterling exchange rate and interest rate on these bonds is managed and reduced through pound sterling fixed/euro fixed cross currency interest rate swaps. These derivative instruments have been designated in cash flow hedge relationships.

US dollar bank loan hedges (foreign currency risk on borrowings against the Nigerian naira)

The company has a floating rate loan denominated in US dollar for a total of 389m in Nigeria. This loan is held by an entity with functional currency in Nigerian Naira. In order to hedge against fluctuations in foreign exchange rates, the company entered into foreign exchange futures which have been designated in a cash flow hedge relationship.

Economic Hedges

Marketable debt security hedges (interest rate risk on Brazilian real)

During 2023 and 2022, Ambev invested in highly liquid Brazilian real denominated government debt securities.

Interest rate sensitivity analysis

The table below reflects the effective interest rates of interest-bearing financial liabilities at the reporting date as well as the currency in which the debt is denominated.

31 December 2023 Interest-bearing financial liabilities Million US dollar	Before hedging Effective interest rate	Before hedging Amount	After hedging Effective interest rate	After hedging Amount
Floating rate				
Euro	4.27%	1 086	4.27%	1 086
US dollar	6.00%	505	6.35%	789
Other	10.47%	299	11.66%	595
		1 889		**2 469**
Fixed rate				
Canadian dollar	4.54%	625	4.37%	2 988
Chinese yuan	2.91%	57	2.49%	2 437
Euro	2.26%	21 233	2.46%	22 072
Pound sterling	5.38%	2 122	8.24%	827
South Korean won	5.49%	49	1.85%	2 209
US dollar	5.02%	50 368	5.20%	43 344
Other	8.85%	1 825	10.00%	1 820
		76 277		**75 697**

31 December 2022 Interest-bearing financial liabilities Million US dollar	Before hedging Effective interest rate	Before hedging Amount	After hedging Effective interest rate	After hedging Amount
Floating rate				
Canadian dollar	-	-	4.34%	1 455
Euro	1.68%	1 048	1.68%	1 048
Pound sterling	-	-	3.70%	1 078
South Korean won	-	1	3.08%	311
US dollar	5.05%	430	-	-
Other	13.39%	252	11.17%	666
		1 730		**4 557**
Fixed rate				
Canadian dollar	4.50%	613	4.37%	3 741
Chinese yuan	2.44%	50	2.50%	1 230
Euro	2.27%	20 391	2.31%	21 242
Pound sterling	5.13%	2 208	5.55%	1 607
South Korean won	2.96%	46	0.94%	1 896
US dollar	4.99%	53 478	5.27%	44 547
Other	10.53%	1 476	12.19%	1 172
		78 261		**75 434**

As at 31 December 2023, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as listed above includes bank overdrafts of 17m US dollar (31 December 2022: 83m US dollar). As disclosed in the above table, 2 469m US dollar or 3.2% of the company's interest-bearing financial liabilities bears interest at a variable rate.

The sensitivity analysis has been prepared based on the exposure to interest rates for the floating rate debt after hedging, assuming the amount of liability outstanding at reporting date was outstanding for the whole year. The company estimates

AB InBev – Annual Report 2023 | 131

that an increase or decrease of 100 basis points represents a reasonably possible change in applicable interest rates. Accordingly, if interest rates had been higher/lower by 100 basis points, with all other variables held constant, the interest expense would have been 26m US dollar higher/lower (31 December 2022: 46m US dollar). This impact would have been more than offset by 96m US dollar higher/lower interest income on interest-bearing financial assets (31 December 2022: 93m US dollar). Additionally, the pre-tax impact on equity reserves from the market value of hedging instruments would not have been significant.

Interest expense

Interest expense recognized on unhedged and hedged financial liabilities are as follows:

Million US dollar	**2023**	**2022**
Financial liabilities measured at amortized cost – not hedged	(3 722)	(3 641)
Fair value hedges	(22)	(20)
Cash flow hedges	28	24
Net investment hedges - hedging instruments (interest component)	10	(1)
Economic hedges	-	42
	(3 705)	**(3 597)**

E) COMMODITY PRICE RISK

The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to manage the exposure to price volatility. The most significant commodity exposures are included in the table below (expressed in outstanding notional amounts):

Million US dollar	**31 December 2023**	**31 December 2022**
Aluminum	1 780	2 165
Energy	249	417
Corn	289	321
Wheat	163	127
Plastic	95	122
Rice	51	100
Sugar	91	95
	2 719	**3 348**

Commodity price sensitivity analysis

The impact of changes in prices of commodities that are being financially hedged would not have had a material impact on AB InBev's profit in 2023 as they are hedged using derivative contracts which are designated in hedge accounting in accordance with IFRS 9 rules.

The tables below show the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures would have on the equity reserves.

	2023			**2022**		
		Pre-tax impact on equity			**Pre-tax impact on equity**	
Million US dollar	**Volatility of prices in %**[1]	**Prices increase**	**Prices decrease**	**Volatility of prices in %**[1]	**Prices increase**	**Prices decrease**
Aluminum	19%	337	(337)	31%	665	(665)
Energy	52%	130	(130)	49%	206	(206)
Corn	27%	78	(78)	22%	72	(72)
Wheat	35%	56	(56)	52%	66	(66)
Plastic	15%	14	(14)	32%	25	(25)
Rice	26%	13	(13)	19%	19	(19)
Sugar	29%	26	(26)	22%	21	(21)

[1] Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2023 and 31 December 2022.

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F) EQUITY PRICE RISK

AB InBev enters into equity swap derivatives to hedge the price risk on its shares in connection with its share-based payments programs, as disclosed in Note 24 *Share-based Payments*. AB InBev also hedges its exposure arising from shares issued in connection with the Modelo and SAB combinations (see also Note 11 *Finance cost and income*). These derivatives do not qualify for hedge accounting and the changes in fair value are recorded in the profit or loss.

As at 31 December 2023, an exposure for an equivalent of 100.5m of AB InBev shares was hedged, resulting in a total loss of (325)m US dollar recognized in the profit or loss account for the period in non-underlying finance income/(cost). As at 31 December 2023, liabilities for equity swap derivatives amounted to 4.7 billion US dollar (31 December 2022: 4.8 billion US dollar).

Equity price sensitivity analysis

The sensitivity analysis on the equity swap derivatives, calculated based on a 18% (2022: 28%) reasonably possible volatility of the AB InBev share price, with all the other variables held constant, would show 1 181m US dollar positive/negative impact on the 2023 profit before tax (31 December 2022: 1 660m US dollar).

G) CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e., where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure through a variety of mechanisms. It has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade rating. The company monitors counterparty credit exposures closely and reviews any external downgrade in credit rating immediately. To mitigate pre-settlement risk, counterparty minimum credit standards become more stringent with increases in the duration of the derivatives. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with different financial institutions.

The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as at 31 December 2023 to be limited.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	31 December 2023			31 December 2022		
Million US dollar	**Gross**	**Impairment**	**Net carrying amount**	**Gross**	**Impairment**	**Net carrying amount**
Cash and cash equivalents	10 332	-	10 332	9 973	-	9 973
Trade receivables	4 734	(387)	4 347	3 980	(343)	3 637
Other receivables	1 483	(74)	1 409	1 545	(68)	1 477
Derivatives	549	-	549	391	-	391
Cash deposits for guarantees	164	-	164	189	-	189
Investment in unquoted companies	151	-	151	155	(5)	149
Loans to customers	72	-	72	81	-	81
Investment in debt securities	94	-	94	123	-	123
	17 578	**(462)**	**17 116**	**16 434**	**(416)**	**16 019**

There was no significant concentration of credit risks with any single counterparty as of 31 December 2023 and no single customer represented more than 10% of the total revenue of the group in 2023.

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Impairment losses

The allowance for impairment recognized during the period on financial assets was as follows:

	31 December 2023	31 December 2022
Balance at end of previous year	**(416)**	**(402)**
Impairment losses	(54)	(38)
Derecognition	26	24
Currency translation and other	(18)	1
Balance at end of period	**(462)**	**(416)**

H) LIQUIDITY RISK

Historically, AB InBev's primary sources of cash flow have been cash flows from operating activities, the issuance of debt, bank borrowings and equity securities. AB InBev's material cash requirements have included the following:

- Debt servicing;
- Capital expenditures;
- Investments in companies;
- Increases in ownership of AB InBev's subsidiaries or companies in which it holds equity investments;
- Share buyback programs; and
- Payments of dividends and interest on shareholders' equity.

The company believes that cash flows from operating activities, available cash and cash equivalents as well as short term investments, along with related derivatives and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative liabilities:

	31 December 2023						
Million US dollar	**Carrying amount[1]**	**Contractual cash flows**	**Less than 1 year**	**1-2 years**	**2-3 years**	**3-5 years**	**More than 5 years**
Non-derivative financial liabilities							
Unsecured bond issues	(74 410)	(125 728)	(5 689)	(3 699)	(6 352)	(16 731)	(93 258)
Trade and other payables	(26 719)	(27 020)	(26 026)	(233)	(156)	(240)	(365)
Lease liabilities	(2 829)	(3 228)	(823)	(596)	(472)	(599)	(738)
Secured bank loans	(415)	(426)	(395)	(5)	(5)	(10)	(10)
Unsecured bank loans	(182)	(182)	(182)	-	-	-	-
Unsecured other loans	(314)	(364)	(200)	(109)	(28)	(16)	(11)
Bank overdraft	(17)	(17)	(17)	-	-	-	-
	(104 886)	**(156 965)**	**(33 331)**	**(4 642)**	**(7 013)**	**(17 597)**	**(94 383)**
Derivative financial liabilities							
Equity derivatives	(4 718)	(4 718)	(4 718)	-	-	-	-
Foreign exchange derivatives	(432)	(432)	(428)	-	(4)	-	-
Cross currency interest rate swaps	(174)	(174)	(24)	(34)	(13)	(103)	-
Commodity derivatives	(145)	(145)	(145)	-	-	-	-
	(5 469)	**(5 469)**	**(5 316)**	**(34)**	**(16)**	**(103)**	**-**
Of which: related to cash flow hedges	(542)	(542)	(494)	(34)	-	(14)	-

[1] "Carrying amount" refers to the net book value as recognized in the statement of financial position at each reporting date.

AB InBev – Annual Report 2023 | 134

Million US dollar	31 December 2022 Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities							
Unsecured bond issues	(76 798)	(133 670)	(3 273)	(5 683)	(3 783)	(15 482)	(105 450)
Trade and other payables	(27 208)	(27 453)	(26 376)	(170)	(349)	(260)	(297)
Lease liabilities	(2 492)	(2 840)	(618)	(566)	(414)	(531)	(712)
Secured bank loans	(393)	(405)	(371)	(5)	(5)	(10)	(14)
Unsecured bank loans	(100)	(100)	(100)	-	-	-	-
Unsecured other loans	(125)	(193)	(34)	(78)	(28)	(31)	(23)
Bank overdraft	(83)	(83)	(83)	-	-	-	-
	(107 199)	**(164 745)**	**(30 856)**	**(6 501)**	**(4 579)**	**(16 313)**	**(106 496)**
Derivative financial liabilities							
Equity derivatives	(4 763)	(4 763)	(4 763)	-	-	-	-
Foreign exchange derivatives	(265)	(265)	(265)	-	-	-	-
Cross currency interest rate swaps	(192)	(191)	(9)	(43)	(47)	(62)	(30)
Commodity derivatives	(271)	(251)	(249)	(2)	-	-	-
	(5 492)	**(5 471)**	**(5 287)**	**(45)**	**(47)**	**(62)**	**(30)**
Of which: related to cash flow hedges	(551)	(530)	(469)	-	(43)	(17)	-

I) CAPITAL MANAGEMENT

AB InBev continuously optimizes its capital structure to maximize shareholder value while keeping the financial flexibility to execute strategic projects. AB InBev's capital structure policy and framework aim to optimize shareholder value through cash flow distribution to the company from its subsidiaries, while maintaining an investment-grade rating and minimizing investments with returns below AB InBev's weighted average cost of capital. Besides the statutory minimum equity funding requirements that apply to the company's subsidiaries in the different countries, AB InBev is not subject to any externally imposed capital requirements. Management uses the same debt/equity classifications as applied in the company's IFRS reporting to analyze the capital structure.

J) FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the statement of financial position:

Million US dollar	Assets 31 December 2023	31 December 2022[2]	Liabilities 31 December 2023	31 December 2022[2]	Net 31 December 2023	31 December 2022[2]
Foreign currency						
Foreign exchange derivatives	363	227	(432)	(265)	(70)	(38)
Interest rate						
Interest rate swaps	3	-	(10)	(5)	(7)	(5)
Cross currency interest rate swaps	52	63	(164)	(187)	(112)	(124)
Commodities						
Aluminum derivatives	72	52	(57)	(174)	15	(122)
Energy derivatives	30	12	(29)	(28)	1	(16)
Other commodity derivatives	29	36	(58)	(69)	(30)	(32)
Equity						
Equity derivatives	-	-	(4 718)	(4 763)	(4 718)	(4 763)
	549	**391**	**(5 469)**	**(5 492)**	**(4 920)**	**(5 101)**
Of which:						
Non-current	44	60	(151)	(184)	(107)	(124)
Current	505	331	(5 318)	(5 308)	(4 813)	(4 977)

The following table summarizes the carrying amount and the fair value of the fixed rate interest-bearing financial liabilities as recognized in the statement of financial position. Floating rate interest-bearing financial liabilities, trade and other

[1] "Carrying amount" refers to the net book value as recognized in the statement of financial position at each reporting date.
[2] Amended to conform to 2023 presentation.

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receivables and trade and other payables, lease liabilities and derivative financial instruments have been excluded from the analysis as their carrying amount is a reasonable approximation of their fair value.

Interest-bearing financial liabilities Million US dollar	31 December 2023 Carrying amount[1]	 Fair value	31 December 2022 Carrying amount[1]	 Fair value
Fixed rate				
US dollar	(49 917)	(52 268)	(52 993)	(52 158)
Euro	(20 379)	(19 796)	(19 655)	(17 926)
Pound sterling	(2 069)	(2 012)	(2 148)	(2 039)
Canadian dollar	(526)	(505)	(515)	(437)
Other	(558)	(554)	(458)	(448)
	(73 449)	**(75 135)**	**(75 769)**	**(73 008)**

The table sets out the fair value hierarchy based on the degree to which significant market inputs are observable:

Fair value hierarchy 31 December 2023 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets			
Held for trading (non-derivatives)	-	9	-
Derivatives at fair value through profit and loss	-	51	-
Derivatives in a cash flow hedge relationship	28	381	-
Derivatives in a net investment hedge relationship	-	89	-
	28	**530**	**-**
Financial Liabilities			
Deferred consideration on acquisitions at fair value	-	-	741
Derivatives at fair value through profit and loss	-	4 736	-
Derivatives in a cash flow hedge relationship	18	524	-
Derivatives in a fair value hedge relationship	-	10	-
Derivatives in a net investment hedge relationship	-	181	-
	18	**5 451**	**741**

Fair value hierarchy 31 December 2022 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets			
Held for trading (non-derivatives)	-	9	-
Derivatives at fair value through profit and loss	-	41	-
Derivatives in a cash flow hedge relationship	36	219	-
Derivatives in a net investment hedge relationship	-	94	-
	36	**364**	**-**
Financial Liabilities			
Deferred consideration on acquisitions at fair value	-	-	762
Derivatives at fair value through profit and loss	-	4 799	-
Derivatives in a cash flow hedge relationship	26	525	-
Derivatives in a fair value hedge relationship	-	4	-
Derivatives in a net investment hedge relationship	-	138	-
	26	**5 466**	**762**

There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities during the period. Movements in 2023 and 2022 in the fair value "level 3" category of financial liabilities, measured on a recurring basis, are mainly related to the settlement and remeasurement of deferred consideration from prior years acquisitions.

[1] "Carrying amount" refers to the net book value as recognized in the statement of financial position at each reporting date.

AB InBev – Annual Report 2023 | 136

Non-derivative financial liabilities

As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of Cervecería Nacional Dominicana S.A. ("CND"), a forward-purchase contract (combination of a put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In July 2020, Ambev and ELJ amended the Shareholders' Agreement to extend their partnership and change the terms and the exercise date of the call and put options. ELJ currently holds 15% of CND and the put option is exercisable in 2024 and 2026. As at 31 December 2023, the put option on the remaining shares held by ELJ was valued at 577m US dollar (31 December 2022: 585m US dollar) and recognized as a deferred consideration on acquisitions at fair value in the "level 3" category above.

On 31 January 2024, ELJ exercised its put option to sell to Ambev approximately 12% of the shares of CND for a net consideration of 0.3 billion US dollar. The closing of the transaction resulted in Ambev's participation in CND increasing from 85% to 97%.

K) HEDGING RESERVES

The company's hedging reserves disclosed in Note 21 C*hanges in equity and earnings per share* relate to the following instruments:

Million US dollar	Foreign currency	Commodities	Others	Total hedging reserves
As per 1 January 2023	**491**	**(476)**	**131**	**145**
Change in fair value of hedging instrument recognized in OCI	(237)	(197)	-	(434)
Reclassified to profit or loss / cost of inventory	102	368	-	470
As per 31 December 2023	**356**	**(304)**	**131**	**181**

Million US dollar	Foreign currency	Commodities	Others	Total hedging reserves
As per 1 January 2022	**679**	**(306)**	**111**	**481**
Change in fair value of hedging instrument recognized in OCI	143	39	-	183
Reclassified to profit or loss / cost of inventory	(331)	(208)	22	(518)
As per 31 December 2022	**491**	**(476)**	**131**	**145**

L) OFFSETTING FINANCIAL ASSETS AND LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	31 December 2023			
Million US dollar	**Gross amount**	**Net amount recognized in the statement of financial position[1]**	**Other offsetting agreements[2]**	**Total net amount**
Derivative assets	549	549	(538)	11
Derivative liabilities	(5 469)	(5 469)	538	(4 931)

	31 December 2022			
Million US dollar	**Gross amount**	**Net amount recognized in the statement of financial position[1]**	**Other offsetting agreements[2]**	**Total net amount**
Derivative assets	391	391	(381)	10
Derivative liabilities	(5 492)	(5 492)	381	(5 111)

[1] Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules.
[2] Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules.

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28. Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other

Million US dollar	31 December 2023	31 December 2022
Collateral given for own liabilities	277	306
Contractual commitments to purchase property, plant and equipment	641	538
Contractual commitments to acquire loans to associates/customers	59	72
Other commitments	1 846	1 800

The collateral given for own liabilities of 277m US dollar as at 31 December 2023 contains 164m US dollar cash guarantees (31 December 2022: 306m US dollar collateral given for own liabilities contained 189m US dollar of cash guarantees). Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment, insurance guarantees or letters of guarantees. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37 *Provisions, Contingent Liabilities and Contingent Assets* – see also Note 25 *Provisions*. In the company's statement of financial position, the cash guarantees are presented as part of other receivables – see Note 19 *Trade and other receivables*. The legal proceedings covered by insurance guarantees and letters of guarantee issued by the company are disclosed in Note 29 *Contingencies*. The remaining part of collateral given for own liabilities of 113m US dollar as at 31 December 2023 (31 December 2022: 117m US dollar) contains collateral on AB InBev's property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would lose the pending judicial cases, the collateralized assets would be used to settle AB InBev's obligations.

AB InBev has entered into commitments to purchase property, plant and equipment for 641m US dollar at 31 December 2023 (31 December 2022: 538m US dollar).

In a limited number of countries AB InBev has committed itself to acquire loans to associates/customers from banks at their notional amount if the associates/customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 59m US dollar at 31 December 2023 (31 December 2022: 72m US dollar).

Other commitments amount to 1 846m US dollar at 31 December 2023 and mainly cover guarantees given to pension funds, rental and other guarantees (31 December 2022: 1 800m US dollar).

In order to fulfil AB InBev's commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements. For more details, refer to Note 22 *Changes in equity and earnings per share*.

As at 31 December 2023, the M&A related commitments existed as discussed below.

Cervecería Nacional Dominicana S.A. ("CND")

As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A. ("ELJ"), following the acquisition of Cervecería Nacional Dominicana S.A. ("CND"), a put and call option is in place, which may result in Ambev acquiring additional shares in CND. In January 2018 Ambev increased its participation in CND from 55% to 85%. In July 2020, Ambev and ELJ amended the Shareholders' Agreement to extend their partnership and change the terms and the exercise date of the call and put options, the put option being exercisable in 2024 and 2026. As of 31 December 2023, the put option for the remaining shares held by ELJ was valued 0.6 billion US dollar. On 31 January 2024, ELJ exercised its put option to sell to Ambev approximately 12% of the shares of CND for a net consideration of 0.3 billion US dollar. The closing of the transaction resulted in Ambev's participation in CND increasing from 85% to 97%.

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29. Contingencies

The company has contingencies related to legal proceedings and tax matters arising in the normal course of its business. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev's management cannot at this stage estimate the likely timing of resolution of these matters.

The most significant contingencies are discussed below. Amounts have been converted to US dollar at the closing rate of the respective period.

AMBEV TAX MATTERS

As of 31 December 2023 and 31 December 2022, AB InBev's material tax proceedings are related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	31 December 2023	31 December 2022
Income tax and social contribution	13 141	11 586
Value-added and excise taxes	5 528	4 965
Other taxes	953	854
	19 622	**17 405**

The most significant tax proceedings of Ambev are discussed below.

Ambev and its subsidiaries have insurance guarantees and letters of guarantee for certain legal proceedings, which are presented as guarantees in civil, labor and tax proceedings.

On 20 September 2023, Law 14,689 was enacted in Brazil ("Law 14,689/2023"), which provides for the cancellation of fines imposed in tax administrative proceedings decided in favor of the Brazilian Federal Tax Authorities by a tie-breaking vote at the federal administrative level, including any such proceedings that were subsequently escalated to the judicial level and, as of the date of publication of Law 14,689/2023, were pending decision at the second level judicial courts. Following the enactment of Law 14,689/2023, Ambev reassessed the likelihood of success in cases where fines were imposed in proceedings decided by a tie-breaking vote. This resulted in the reclassification of the risk of loss from possible to remote in the approximate amount of 6.9 billion Brazilian real (1.4 billion US dollar) in some of the cases discussed below, such as the deductibility of goodwill amortization expenses, Foreign Earnings, Tax Loss Offset, and the Manaus Free Trade Zone - IPI.

INCOME TAX AND SOCIAL CONTRIBUTION

Foreign Earnings

Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels in Brazil.

The administrative proceedings have resulted in partially favorable decisions, most of which are still subject to review by the Administrative Court. In October 2022, the Lower Administrative Court rendered a favorable decision to Ambev in one case. In March 2023, the Lower Administrative Court rendered two favorable decisions and one partially favorable decision to Ambev in three cases related to the taxation of profits of foreign subsidiaries. Ambev is awaiting formal notification of these decisions to analyze the contents and any applicable legal motions or appeals before the judicial level. In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first-level decisions, which remain subject to review by the second-level judicial court.

In December 2023, Ambev received a new tax assessment relating to the taxation of profits of foreign subsidiaries. Ambev filed a defense in January 2024 and the case awaits decision by the first-level administrative court.

The updated assessed amount related to this uncertain tax position as of 31 December 2023 as per IFRIC 23 is approximately 6.1 billion Brazilian real (1.3 billion US dollar). Ambev has not recorded any provision in connection therewith.

Goodwill InBev Holding

In December 2011, Ambev received a tax assessment related to the goodwill amortization in calendar years 2005 to 2010 resulting from the InBev Holding Brasil S.A. merger with Ambev. At the administrative level, Ambev received partially favorable decisions at both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the

AB InBev – Annual Report 2023 | 139

unfavorable portion of the decisions of the Lower and the Upper Administrative Court and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted. In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar years 2011 to 2013 and filed a defense. Ambev received partially favorable decisions at the first-level administrative court and Lower Administrative Court. Ambev and the tax authorities both filed Special Appeals which were partially admitted by the Upper Administrative Court. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining tax credit, which was granted. In April 2023, Ambev received a partially favorable decision at the Upper Administrative Court for the portion of the tax assessment which was subject to the Special Appeals filed by Ambev and the tax authorities. In June 2023, Ambev filed a judicial proceeding to appeal the unfavorable portion of the decision, which awaits judgment at the first-level judicial court. The updated assessed amount related to this uncertain tax position as of 31 December 2023, as per IFRIC 23, is approximately 6.5 billion Brazilian real (1.3 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs. Goodwill Beverage Associate Holding (BAH) In October 2013, Ambev received a tax assessment related to the goodwill amortization in calendar years 2007 to 2012 resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court against the decision, which was partially granted. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. In July 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev. The decision did not recognize the Special Appeal filed by the tax authorities, thereby preserving the portion of the decision rendered by the Lower Administrative Court that was favorable to Ambev with respect to the qualified penalties applied and the statute of limitations for one of the calendar years under discussion; this portion of the decision is final. In January 2023, Ambev filed a judicial proceeding to appeal the unfavorable portion of the decision and received a favorable decision at the first-level judicial court. The tax authorities appealed this decision and the matter awaits judgment at the second level judicial court. In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization in calendar years 2013 to 2014 and filed defenses. In April 2019, the first-level administrative court rendered unfavorable decisions to Ambev. As a result thereof, Ambev appealed to the Lower Administrative Court. In November and December 2019, Ambev received partially favorable decisions at the Lower Administrative Court. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. In April 2023, the Upper Administrative Court rendered partially favorable decisions to Ambev, related to the qualified penalties, in the Special Appeals. In June 2023, Ambev filed a judicial proceeding to appeal the unfavorable portion of the decisions and received favorable decisions at the first-level judicial court. The tax authorities appealed these decisions and the matter awaits judgment at the second level judicial court. The updated assessed amount related to this uncertain tax position as of 31 December 2023, as per IFRIC 23, is approximately 1.4 billion Brazilian real (0.3 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. Goodwill CND Holdings In November 2017, Ambev received a tax assessment related to the goodwill amortization in calendar years 2012 to 2016 resulting from the merger of CND Holdings into Ambev. The decision from the first-level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, the Lower Administrative Court rendered a partially favorable decision to Ambev. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. The Special Appeal filed by Ambev was partially admitted and is awaiting judgment. In October 2022, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar year 2017. Ambev filed a defense and in October 2023 received an unfavorable decision from the first-level administrative court. Ambev has filed an appeal to the Lower Administrative Court. The updated assessed amount related to this uncertain tax position as of 31 December 2023, as per IFRIC 23, is approximately 1.4 billion Brazilian real (0.3 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. AB InBev – Annual Report 2023  140

Goodwill MAG In December 2022, CRBS S.A (a subsidiary of Ambev) received a tax assessment related to the goodwill amortization in calendar years 2017 to 2020, resulting from the merger of RTD Barbados into CRBS. Ambev filed a defense in January 2023. In November 2023, Ambev received a partially favorable decision from the first-level administrative court which reduced the qualified penalty applied to 100% (instead of 150% as initially charged). This decision is not final and is subject to review by the Lower Administrative Court. Ambev has filed an appeal to the Lower Administrative Court against the unfavorable portion of the decision. The updated assessed amount related to this uncertain tax position as of 31 December 2023, as per IFRIC 23, is approximately 0.3 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. Ambev has continued to take the same deductions for the calendar years following the assessed periods (2021 to February 2022). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be consistent with the already assessed periods. Disallowance of financial expenses In 2015, 2016 and 2020, Ambev received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated with financial investments and loans. Ambev presented defenses and, in November 2019, received a favorable decision at the first level administrative court regarding the 2016 case, which was confirmed by the Upper Administrative Court in April 2023. In June 2021, Ambev received a partially favorable decision for the 2020 case at the first level administrative court and filed an appeal to the Lower Administrative Court. In March 2023, Ambev received a favorable decision from the Lower Administrative Court, which fully canceled the tax assessment related to 2020, and this decision became final in May 2023. In June 2022, Ambev received a partially favorable decision at the first level administrative court regarding the 2015 case and filed an appeal to the Lower Administrative Court. The favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court. The updated assessed amount related to this uncertain tax position as of 31 December 2023, as per IFRIC 23, is approximately 0.3 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. Disallowance of tax paid abroad Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities, for calendar years as of 2007, related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases (related to the 2010 tax period), which became definitive. In January 2020, the Lower Administrative Court rendered unfavorable decisions regarding four of these assessments related to the periods of 2015 and 2016, for which Ambev filed Special Appeals to the Upper Administrative Court. Ambev received unfavorable decisions at the Upper Administrative Court in respect of the Special Appeals in April 2023 and filed an appeal to the first-level judicial court in November 2023. In connection with the tax assessments related to the periods of 2015 and 2016, additional tax assessments were filed to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. In 2021, Ambev received unfavorable decisions from the first-level administrative court in two of these assessments with respect to the 2015 and 2016 isolated fine cases, and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. In 2022, Ambev received an unfavorable decision from the first-level administrative court in the second assessment related to the 2016 isolated fine case and filed an appeal in connection therewith which awaits judgment by the Lower Administrative Court. In October 2022, Ambev received a new tax assessment charging such isolated fine related to calendar year 2017. Ambev has filed a defense in this case, which awaits judgment by the first-level administrative court. The other cases are still awaiting final decisions at both administrative and judicial courts. In November 2023, Ambev received a new tax assessment charging such isolated fine related to calendar year 2018. Ambev has filed a defense in this case, which awaits judgment by the first-level administrative court. AB InBev – Annual Report 2023  141

The updated assessed amount related to this uncertain tax position as of 31 December 2023, as per IFRIC 23, is approximately 14.3 billion Brazilian real (2.9 billion US dollar). Ambev has not recorded any provision in connection therewith. The company has continued to take the same deductions for the calendar years following the assessed periods (2018 to 2023). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be the same as those tax years already assessed. Presumed Profit In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profits instead of the “real profit” method. In September 2017, Arosuco received an unfavorable first-level administrative decision and filed an appeal. In January 2019, the Lower Administrative Court rendered a favorable decision to Arosuco, which became definitive. In March 2019, Arosuco received a new tax assessment regarding the same subject and filed a defense. In October 2019, Arosuco received an unfavorable first-level administrative decision and filed an appeal with the Administrative Council for Tax Appeals (“CARF”). The updated assessed amount related to this uncertain tax position as of 31 December 2023, as per IFRIC 23, is approximately 0.6 billion Brazilian real (0.1 billion US dollar). Arosuco has not recorded any provisions for this matter based on the probability of loss. In February 2024, Arosuco received a unanimous favorable decision from CARF. Arosuco awaits formal notification of this decision to assess any potential impacts on the probability of loss and take any additional necessary actions. Deductibility of IOC expenses In 2013, as approved in a Shareholders Meeting, Ambev implemented a corporate restructuring with the purpose of simplifying its corporate structure and converting into a single class of shares company, among other reasons. One of the steps of such restructuring involved a contribution of shares followed by the merger of shares of its controlled entity, Companhia de Bebidas das Américas, into Ambev. As one of the results of this restructuring, the counterpart register of the positive difference between the value of shares issued for the merger and the net equity value of its controlled entity’s share was accounted, as per IFRS 10/CPC 36 and ICPC09, in an equity account of Ambev referred to as carrying value adjustment. In November 2019, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in 2014. The assessment refers primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and its impact on the increase in the deductibility of IOC expenses. In August 2020, Ambev received a partially favorable decision at the first-level administrative court and filed an appeal to the Lower Administrative Court, which awaits judgement. The favorable portion of the decision is subject to mandatory review by the Lower Administrative Court. In December 2020, Ambev received a new tax assessment related to the deduction of the IOC in 2015 and 2016. Ambev filed a defense against this new tax assessment in January 2021. In June 2021, Ambev received a partially favorable decision and filed an appeal to the Lower Administrative Court, which also awaits judgment. Similar to the first tax assessment, the favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court. In December 2022, Ambev received a new tax assessment related to the deduction of the IOC in 2017. Ambev filed a defense against this new tax assessment in January 2023. In September 2023, Ambev received a partially favorable decision at the first-level administrative court and filed an appeal to the Lower Administrative Court against the unfavorable portion of the decision. The favorable portion of the decision is subject to mandatory review by the Lower Administrative Court. In November 2023, Ambev received a new tax assessment related to the deduction of the IOC in the periods 2018 to 2021. Ambev has filed a defense against this new tax assessment, which is pending decision by the first-level administrative court. The updated assessed amount related to this uncertain tax position as of 31 December 2023, as per IFRIC 23, is approximately 27.4 billion Brazilian real (5.7 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. The uncertain tax position, as per IFRIC 23, continued to be adopted by Ambev as it also distributed or accrued IOC in the years following the assessed period (2022-2023) and deducted such amounts from its Corporate Income Taxes taxable basis. Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2021, on the same AB InBev – Annual Report 2023  142 basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent with the already assessed periods. In December 2023, Law No. 14,789/2023 (introduced in August 2023 as Provisional Measure No. 1,185), was enacted in Brazil, which changed the calculation basis for interest on equity effective as of 1 January 2024. As a result, effective as of 1 January 2024, the uncertain tax treatment, as per IFRIC 23, is limited only to Corporate Income Taxes calculated in accordance with rules and regulations in place prior to the enactment of Law No. 14,789/2023. Disallowance on Income Tax deduction In January 2020, Arosuco, a subsidiary of Ambev, received a tax assessment from the Brazilian Federal Tax Authorities regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure No. 2199-14/2001, for calendar years 2015 to 2018, and an administrative defense was filed. In October 2020, the first-level administrative court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision. The updated assessed amount related to this uncertain tax position as of 31 December 2023, as per IFRIC 23, is approximately 2.6 billion Brazilian real (0.5 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. This uncertain tax position, as per IFRIC 23, continued to be applied by the Company impacting calendar years following those assessed (2019-2023) in which it benefited from the income tax reduction provided for in Provisional Measure No. 2199-14/2001. In a scenario Arosuco is questioned on this matter for future periods, on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent with the already assessed periods. In February 2024, Arosuco received a partially favorable, unanimous decision from CARF, which partially granted the appeal filed by Arosuco. The decision recognizes Arosuco’s full enjoyment of the tax benefit reduction provided by Provisional Measure No. 2199-14/2001, and only requires payment of a portion of the assessment related to the difference in calculation methodology between the tax authorities and Arosuco, as the taxpayer. The portion of the assessed amount as of 31 December 2023 related to the tax incentive is approximately 2.6 billion Brazilian real (0.5 billion US dollar), and the portion related to the calculation difference is approximately 0.02 billion Brazilian real (5 million US dollar). Arosuco awaits formal notification of this decision to assess any potential impacts on the probability of loss and take any additional necessary actions. Tax Loss Offset Ambev and certain of its subsidiaries received a number of assessments from the Brazilian Federal Tax Authorities relating to the offset of tax losses carried forward in the context of business combinations. In February 2016, the Upper Administrative Court ruled unfavorably to Ambev in two of these cases, following which Ambev filed judicial proceedings. In September 2016, Ambev received a favorable first-level decision in one of the judicial claims which was confirmed by the second-level judicial court in December 2022. This decision was appealed by the tax authorities. In March 2017, Ambev received an unfavorable first-level decision with respect to the second judicial case and filed an appeal, which is pending judgment by the second-level judicial court. In a third case, Ambev received an unfavorable decision from the Lower Administrative Court in June 2019. Ambev filed an appeal to the Upper Administrative Court, which was unfavorably decided against Ambev by a casting vote in February 2023. Due to the outcome of the judgment and considering the reductions provided for in Law No. 14,689/2023, Ambev opted to pay the assessment in December 2023, with the corresponding reductions. The updated assessed amount related to this uncertain tax position as of 31 December 2023, as per IFRIC 23, is approximately 0.2 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. ICMS VALUE ADDED TAX, EXCISE TAX (“IPI”) AND TAXES ON NET SALES Manaus Free Trade Zone – IPI / Social contributions In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/ or zero-rated from excise tax (“IPI”) and social contributions (“PIS/COFINS”). With respect to IPI, Ambev’s subsidiaries have been registering IPI presumed tax credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such credits. AB InBev – Annual Report 2023  143

Ambev and its subsidiaries have also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries. In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/ /SP, with binding effect, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF. The cases are being challenged at both the administrative and judicial levels. Ambev management estimates the possible loss related to these proceedings to be approximately 6.3 billion Brazilian real (1.3 billion US dollar) as of 31 December 2023. Ambev has not recorded any provision in connection therewith. IPI Suspension In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both the administrative and judicial levels. In July 2022, Ambev received the first judicial decision on this matter; the decision was unfavorable to Ambev and it filed an appeal. In July 2023, the Federal Court rendered its decision on the appeal, annulling the first level decision and ordering the production of technical evidence as requested by Ambev in order to demonstrate the proper collection of IPI. The federal government has filed motions for clarification against this decision, which are pending judgment by the Federal Court. In October 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev in one of the cases related to this matter, which ordered a tax audit to determine the amount of the tax already effectively paid. The results of the tax audit, which were notified in January 2024, were partially favorable to Ambev, reducing 98% of the amount alleged to be owed by Ambev in this case. Ambev will file an appeal at the judicial level against the unfavorable portion of the decision. Ambev management estimates the possible loss related to these assessments to be approximately 1.8 billion Brazilian real (0.4 billion US dollar) as of 31 December 2023. Ambev has not recorded any provision in connection therewith. ICMS tax credits Ambev is currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts. In August 2020, the STF issued a binding decision (Extraordinary Appeal No. 628.075) ruling that tax credits granted by the states in the context of the ICMS tax war shall be considered unlawful. The decision also recognized that the states should abide by the tax incentives validation process provided for in Complementary Law No. 160/17. This decision became final (and no longer subject to appeal) in December 2021. With respect to the assessments issued by the State of São Paulo, Ambev received unfavorable decisions at the second administrative level in April, May and June 2022 and filed motions for reconsideration to the second administrative level. In September 2023, Ambev received partially favorable decisions related to the motions for reconsideration. The favorable portion of those decisions became final and is not subject to appeal, while the unfavorable portion is yet to be reviewed at the judicial level. In December 2023, the STF issued a binding decision (Claim of Non-compliance with a Fundamental Precept – ADPF No. 1004) holding that the unfavorable decisions regarding tax credits from the State of Amazonas issued by the State of São Paulo in 2022 are unconstitutional. Therefore, even though Ambev is not part of this trial at the STF, the central discussion has generated a positive impact on the Company’s assessments. Ambev management estimates the possible losses related to these assessments to be approximately 0.5 billion Brazilian real (0.1 billion US dollar) as of 31 December 2023. Ambev has not recorded any provision in connection therewith. In addition, in 2018 and 2021, Ambev received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the Manaus Free Trade Zone. With regard to the assessment issued by the State of Rio Grande do Sul, Ambev received a favorable judgment at the second administrative level, which was amended by the third administrative level in favor of the tax authorities. This decision is not final and remains subject to appeal at the judicial level. With respect to the assessments issued by the State of São Paulo, Ambev received unfavorable decisions at the first administrative level. In these cases, Ambev has filed appeals at the second administrative level. In one of these cases, Ambev received an unfavorable decision from the second-level administrative authority, which is not final and has been appealed at a third- AB InBev – Annual Report 2023  144 level authority. With regard to the other two cases, one is awaiting judgment, and the first-instance decision issued in respect of the other was cancelled, requiring a new trial to be held. Ambev management estimates the possible losses related to these assessments to be approximately 0.8 billion Brazilian real (0.2 billion US dollar) as 31 December 2023. ICMS-ST Trigger Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant states, cases in which the state tax authorities contend that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels. Ambev management estimates the total possible loss related to this issue to be approximately 10.7 billion Brazilian real (2.2 billion US dollar) as of 31 December 2023. Ambev has not recorded any provision in connection therewith. SOCIAL CONTRIBUTIONS Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to PIS/COFINS amounts allegedly due over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels of the courts. In 2019, 2020 and 2023, Ambev received final favorable decisions at the administrative level in some of these cases. In 2023, the Lower Administrative Court rendered favorable decisions to Ambev in two other cases and Ambev is awaiting formal notification of these decisions, which are not final and remain subject to appeal. At the judicial level, one case is pending decision by the second level judicial court after the first-level judicial court rendered an unfavorable decision to Ambev. Ambev management estimates the possible loss related to these assessments to be approximately 1.8 billion Brazilian real (0.4 billion US dollar) as of 31 December 2023. Ambev has not recorded any provisions for this matter. AB INBEV’S TANZANIA TAX MATTERS Tanzania Breweries Limited (“TBL”), a subsidiary of AB InBev in Tanzania, received a tax assessment for 850 billion Tanzanian shillings (0.3 billion US dollar) related to income tax on the alleged capital gain derived from the change in underlying ownership of TBL which the Tanzania Revenue Authority claims was more than 50% following the 2016 combination of SAB and AB InBev. TBL filed an appeal to the Tax Revenue Appeals Board. TBL believes that the assessment is without merit and will vigorously defend against the assessment. In accordance with IFRIC 23, no related provision has been made. AB INBEV’S SOUTH AFRICA TAX MATTERS The South African Revenue Service (“SARS”) conducted an audit of AB InBev’s South African subsidiary, the South African Breweries (Pty) Ltd. (“SAB”), in relation to the 2017 repurchase of SAB’s equity stake in Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”), the Coca-Cola bottling business in Africa, by CCBA. The assessment from SARS claims that SAB owes 6.4 billion South African Rand (0.3 billion US dollar) in taxes plus penalties and interest, which as at the time of assessment totals 17.7 billion Rand (1 billion US dollar). The repurchase transaction also included an indemnity for certain tax liabilities of CCBA. CCBA has notified SAB that CCBA has received an assessment from SARS for 8.9 billion Rand (0.5 billion US dollar). Both of these assessments are contested, but SAB may be required to secure or pre-pay some or all of the amounts assessed, pending the outcome of the challenge and any appeal(s). In accordance with IFRIC 23, no related provision for these matters has been made based on the probability of loss. OTHER TAX MATTERS In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities contacted the companies that had benefitted from the system and advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission’s decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission appealed the judgment to the European Court of Justice. The public hearing in the framework of the appeal proceedings took place on 24 September 2020 and AB InBev was heard as an intervening party. AB InBev – Annual Report 2023  145

On 3 December 2020, the Advocate General (AG) of the European Court of Justice presented her non-binding opinion on the appeal procedure related to the 11 January 2016 opening decision, stating that, contrary to the 14 February 2019 judgment of the European General Court, the Belgian excess profit ruling system would fulfil the legal requirements for an “aid scheme”. In the initial European General Court judgment, the court limited itself to finding the Belgian excess profit rulings were not an “aid scheme”, but did not consider whether they constituted State aid. Consequently, the AG advised the European Court of Justice to refer the case back to the European General Court to review whether the Belgian excess profit rulings constitute State aid. On 16 September 2021, the European Court of Justice agreed with the AG and concluded that the excess profit ruling system constitutes an aid scheme and set aside the judgment of the European General Court. The case was referred back to the European General Court to decide whether the Belgian excess profit ruling system constitutes illegal State aid as well as the other remaining open issues in the appeal. On 20 September 2023, the European General Court upheld the European Commission’s decision. That judgment has been appealed by AB InBev and other parties to the European Court of Justice. Following the initial annulment of the European Commission’s decision by the European General Court in 2019, the European Commission opened new state aid investigations into the individual Belgian tax rulings, including the one issued to AB InBev in September 2019, to remedy the concerns that had led to the annulment. These investigations relate to the same rulings that were the subject of the European Commission’s decision issued on 11 January 2016. AB InBev has filed its observations in respect of the opening decisions with the European Commission. On 28 October 2021, the European Commission stayed the new state aid investigations into the individual Belgian tax rulings pending final resolution of the case. In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. AB InBev has filed a court claim against such decision before the Brussels court of first instance which ruled in favor of AB InBev on 21 June 2019, and again on 9 July 2021 for subsequent years. The Belgian tax authorities appealed both judgments. In January 2019, AB InBev deposited 68 million euro (75 million US dollar) on a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court cases, this amount will either be slightly modified, or released back to the company or paid over to the Belgian State. In connection with the European Court procedures, AB InBev recognized a provision of 68 million euro (75 million US dollar) in 2020. CERBUCO BREWING ARBITRATION Cerbuco Brewing Inc., (“Cerbuco”) a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to the potential breach of certain obligations relating to the joint venture, with the terms of reference being formally executed in 2022. Depending on the outcome of the arbitration, there may be an impact on Cerbuco’s rights. As a result, Ambev’s ability to continue consolidating Bucanero into its financial statements may also be affected. The financial impact has not yet been ascertained, as it depends on the outcome of the arbitration. WARRANTS Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. The holders of these warrants claimed that they should receive the dividends relative to these shares since 2003, approximately 1.2 billion Brazilian real (0.2 billion US dollar) in addition to legal fees. Among the seven cases related to this topic, one was settled in previous years. Five cases have been finally resolved favorably to Ambev, with three of these decided in the second quarter of 2023. The last case was ruled favorably to Ambev by the Superior Court of Justice and the decision became final in September 2023. With the closure of the last case, this litigation has ended completely in favor of the Company. No provisions have been made in connection with this litigation. PROPOSED CLASS ACTION IN QUEBEC Labatt and other third-party defendants have been named in a proposed class action lawsuit in the Superior Court of Quebec seeking unquantified compensatory and punitive damages. The plaintiffs allege that the defendants failed to warn of certain specific health risks of consuming defendants’ alcoholic beverages. A sub-class of plaintiffs further alleges that their diseases were caused by the consumption of defendants’ products. The proposed class action has not yet been authorized by the Superior Court. AB InBev – Annual Report 2023  146

30. Non-controlling interests

As at 31 December 2023 and 2022, material non-controlling interests relate to Ambev, a Brazilian listed subsidiary in which AB InBev has 61.76% ownership, and Budweiser APAC, an Asia Pacific listed subsidiary in which AB InBev has 87.22% ownership. The tables below provide summarized information derived from the consolidated financial statements of Ambev and Budweiser APAC as of 31 December 2023 and 2022, in accordance with IFRS.

Summarized financial information of Ambev and Budweiser APAC, in which the company has material non-controlling interests, is as follows:

	Ambev		**Budweiser APAC**	
Million US dollar	**31 December 2023**	**31 December 2022**	**31 December 2023**	**31 December 2022**
Summarized statement of financial position information				
Current assets	7 552	7 248	4 259	3 606
Non-current assets	19 846	19 193	11 975	12 390
Current liabilities	8 470	7 770	4 649	4 414
Non-current liabilities	2 374	2 700	735	748
Equity attributable to equity holders	16 312	15 707	10 785	10 765
Non-controlling interests	242	263	65	69

	Ambev		**Budweiser APAC**	
Million US dollar	**2023**	**2022**	**2023**	**2022**
Summarized income statement and other comprehensive income information				
Revenue	15 920	15 434	6 856	6 478
Net income	2 987	2 883	880	949
Attributable to:				
Equity holders	2 895	2 800	852	913
Non-controlling interests	92	84	28	36
Net income	2 987	2 883	880	949
Other comprehensive income	(1 909)	(1 300)	(286)	(812)
Total comprehensive income	1 078	1 584	594	137
Attributable to:				
Equity holders	1 011	1 517	567	105
Non-controlling interests	67	67	27	32
Summarized cash flow information				
Cash flow from operating activities	4 934	3 997	1 811	1 577
Cash flow from investing activities	(1 151)	(969)	(447)	(440)
Cash flow from financing activities	(3 218)	(3 164)	(621)	(500)
Net increase/(decrease) in cash and cash equivalents	**565**	**(136)**	**743**	**637**

Dividends paid by Ambev and its subsidiaries to non-controlling interests (i.e., to entities outside the AB InBev Group) amounted to 1.0 billion US dollar for 2023 (2022: 1.0 billion US dollar). In 2023, Budweiser APAC and its subsidiaries paid a final dividend related to the financial year 2022 to non-controlling interests amounting to 94m US dollar (2022: 83m US dollar).

Other non-controlling interests not deemed individually material by the company mainly related to the company's operations in Africa in association with the Castel Group (e.g., Botswana, Ghana, Mozambique, Nigeria, Tanzania, Uganda and Zambia), as well as non-controlling interests in US-based metal container operations from Apollo Global Management, Inc. ("Apollo") and non-controlling interests recognized in respect of the company's subsidiaries in Colombia, Ecuador and Peru.

AB InBev – Annual Report 2023 | 147

31. Related parties

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE COMMITTEE MEMBERS (KEY MANAGEMENT PERSONNEL)

AB InBev's Executive Committee members' compensation consists of short-term employee benefits (primarily salaries) and post-employment benefits from pension plans of their respective country – see also Note 23 *Pensions and similar obligations*. Key management personnel are also eligible for the company's share option, restricted stock and other share-based programs (see Note 24 *Share-based Payments*). Total directors and Executive Committee compensation included in the income statement can be detailed as follows:

Million US dollar	2023		2022	
	Directors	Executive Committee	Directors	Executive Committee
Short-term employee benefits	2	12	2	15
Termination benefits	-	-	-	-
Share-based payment	-	46	-	35
	2	**58**	**2**	**50**

Directors' compensation consists mainly of directors' fees.

During 2023, AB InBev entered into the following transactions:

- The lease of commercial premises and the acquisition of natural gas from and the sale of malt-based beverages and beer to companies in which one of the company's Board Member had a significant influence as of 31 December 2023. The transactions happened mainly through AB InBev's subsidiary Bavaria S.A. for an aggregated consideration of approximately 65m US dollar (31 December 2022: 33m US dollar). The outstanding balance of these transactions as of 31 December 2023 amounts to 3m US dollar (31 December 2022: 1m US dollar).

JOINTLY CONTROLLED ENTITIES

Interests in joint ventures include three entities in Brazil, one in Mexico and one in Canada. None of these joint ventures are material to the company.

TRANSACTIONS WITH ASSOCIATES

Significant interests in associates are shown in note 16 *Investments in associates*. AB InBev's transactions with associates were as follows:

Million US dollar	2023	2022
Gross profit	(233)	(4)
Current assets	108	100
Current liabilities	9	16

TRANSACTIONS WITH PENSION PLANS

AB InBev's transactions with pension plans mainly comprise (13)m US dollar other expense to pension plans in the US in 2023 (2022: (12)m US dollar).

32. Events after the reporting date

None.

AB InBev – Annual Report 2023 | 148

33. AB InBev companies

The most important AB InBev companies included in the consolidation scope are listed below. The complete list of the company's investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium. The address of the registered office of the company is Grand Place 1, 1000 Brussels, Belgium.

LIST OF THE MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

Name and registered office of the fully consolidated companies	% economic interest as at 31 December 2023
Argentina	
Cerveceria y Malteria Quilmes Saica Y G - Charcas 5160 - C1425BOF Buenos Aires	61.62%
Belgium	
Anheuser-Busch InBev NV - Grand Place 1 - 1000 Brussels	Consolidating
Brasserie de l'Abbaye de Leffe S.A. - Place de l'Abbaye, 1 - 5500 - Dinant	98.54%
Brouwerij van Hoegaarden N.V. - Stoopkensstraat 46 - 3320 - Hoegaarden	100.00%
Cobrew N.V - Brouwerijplein 1, 3000 Leuven	100.00%
InBev Belgium BV/SRL - Boulevard Industriel, 21 - 1070 Anderlecht	100.00%
Bolivia	
Cervecería Boliviana Nacional S.A. - Av. Montes 400 & Calle Chuquisaca No. 121, Zona Challapampa, La Paz	52.70%
Botswana	
Kgalagadi Breweries (Pty) Ltd - Grant Thornton Business Services, Plot 50370, Acumen Park, Fairgrounds, Gaborone[1]	31.06%
Brazil	
Ambev S.A. - Rua Dr. Renato Paes de Barros 1017, 3° Andar Itaim Bibi, São Paulo	61.76%
Canada	
Labatt Brewing Company Limited - 207 Queen's Quay West, Suite 299 - M5J 1A7 - Toronto	61.76%
Chile	
Cerveceria Chile S.A - Av. Presidente Eduardo Frei Montalva 9600, Quilicura - 8700000 Santiago de Chile	61.76%
China	
Anheuser-Busch Inbev (China) Sales Company Limited - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	87.22%
Anheuser-Busch InBev (Wuhan) Brewing Co., Ltd. - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	84.66%
Anheuser-Busch InBev Sedrin Brewery Co., Ltd - No.1 West Xuejin Avenue,Hanjiang District - 351111 - Putian City, Fujian Province	87.22%
Anheuser-Busch InBev Southeast Sales Co., Ltd. - No.1 West Xuejin Avenue, Hanjiang District, Putian, Fujian , P.R.China - 351111 - Putian City, Fujian Province	87.22%
Blue Girl Beer (Guangzhou) Co. Ltd - Units 2101,21/F, Tower A, China International Centre, 33 Zhongshan San Road - 510000 - Guangzhou City	56.69%
Colombia	
Bavaria & Cia S.C.A. - Carrera 53 A, No 127 - 35 - 110221 - Bogota	99.16%
Czech Republic	
Pivovar Samson s.r.o. - Lidická 458/51, 37001, České Budějovice	100.00%
Dominican Republic	
Cervecería Nacional Dominicana S.A. - Autopista 30 de Mayo Km 61/2, Distrito Nacional - A.P. 10100 - Santo Domingo[2]	52.49%
Ecuador	
Cervecería Nacional S.A. - Via a daule km 16,5 y calle cobre s/n - EC090150 - Guayaquil, Guayas	95.58%
El Salvador	
La Constancia Ltda de C.V. - Avenida Independencia, No 526 - PBX (503) 2209-7555 - San Salvador	100.00%
France	
AB InBev France S.A.S. - Immeuble Crystal, 38, Place Vauban - C.P. 59110 - La Madeleine	100.00%
Germany	
Anheuser-Busch InBev Deutschland GmbH & Co. KG - Am Deich 18/19 - 28199 - Bremen	100.00%
Anheuser-Busch InBev Germany Holding GmbH - Am Deich 18/19 - 28199 - Bremen	100.00%

[1] The group's shares entitle the holder to twice the voting rights.
[2] 85% owned by Ambev S.A.

AB InBev – Annual Report 2023 | 149

Ghana	
Accra Brewery PLC - 20 Graphic Road, South Industrial Area - Box GP1219 - Accra	61.61%
Honduras	
Cervecería Hondureña S.A. de C.V. - Boulevard del Norte - Postal No. 86 - San Pedro Sula	99.61%
Hong Kong	
Budweiser Brewing Company APAC Limited - Flat/RM 12-16, BLK2, 30/F Times Square, 1 Matheson Street, Causeway Bay - 999077 - Hong Kong	87.22%
India	
Crown Beers India Private Limited - 510/511, Minerva House, Sarojini Devi Road - 500003 - Secunderabad, Telangana	87.22%
Anheuser Busch InBev India Limited - Unit No.301-302, Dynasty Business Park, 3rd FloorAndheri - Kurla Road, Andheri (East) - 400059 - Mumbai, Maharashtra	87.05%
Italy	
Anheuser-Busch InBev Italia - Piazza Gae Aulenti n. 8, 20154 Milano, Italy	100.00%
Luxembourg	
Brasserie de Luxembourg Mousel-Diekirch S.A. - Rue de la Brasserie, 1 - L-9214 - Diekirch	95.82%
Mexico	
Cervecería Modelo de México S. de R.L. de C.V. - Cerrada de Palomas 22, 6th Floor, Reforma Social, Miguel Hidalgo, 11650 Mexico City	100.00%
Mozambique	
Cervejas De Moçambique SA - Rua do Jardim 1329, Maputo	51.47%
Netherlands	
AB InBev Africa B.V. - Ceresstraat 1 - 4811 CA - Breda	62.00%
InBev Nederland N.V. - Ceresstraat 1 - 4811 CA - Breda	100.00%
Interbrew International B.V. - Ceresstraat 1 - 4811 CA - Breda	100.00%
Nigeria	
International Breweries PLC - 22/36 Glover Road, Lagos, Ikoyi[1]	43.65%
Panama	
Cervecería Nacional S. de R.L. - Complejo Business Park, Costa del Este Torre Oeste, Piso No.2 Panamá	61.76%
Paraguay	
Cervecería Paraguaya S.A. - Ruta Acceso Sur Km 30 s/ Desvío a Villeta N° 825	53.95%
Peru	
Compania Cervecera AmBev Peru S.A.C. - Av. Los Laureles Mza. A Lt. 4 del Centro Poblado Menor Santa Maria de Huachipa - Lurigancho (Chosica) - 25 - Lima	100.00%
Unión de Cervecerías Peruanas Backus y Johnston S.A.A. - Av. Nicolas Ayllon 3986, Ate - 3 - Lima	93.65%
South Africa	
SABSA Holdings (Pty) Ltd - 65 Park Lane, Sandown - 2001 - Johannesburg	100.00%
The South African Breweries (Pty) Ltd - 65 Park Lane, Sandown - 2146 - Johannesburg	100.00%
South Korea	
Oriental Brewery Co Ltd - 517, Yeongdong-daero, Gangam-gu, Seoul - Asem Tower 8th floor - Seoul	87.22%
Spain	
Compañía Cervecera de Canarias S.A. - C/ Mali, 7 (38320 La Laguna - Santa Cruz de Tenerife)	51.03%
Switzerland	
Anheuser-Busch InBev Procurement GmbH - Suurstoffi 22 - 6343 - Rotkreuz	100.00%
BEES Global AG - Suurstoffi 22 - 6343 - Rotkreuz	100.00%
Tanzania	
Tanzania Breweries PLC - Uhuru Street, Plot No 79, Block AA, Mchikichini, Ilala District, Dar es Salaam[1]	39.65%

[1] The company is consolidated due to the group's majority shareholders and ability to control the operations.

AB InBev – Annual Report 2023 | 150

Uganda Nile Breweries Ltd - Plot M90 Yusuf Lule Road, Njeru - P.O. Box 762 - Jinja 61.76% . United Kingdom AB InBev Holdings Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London 100.00% AB InBev International Brands Limited - AB InBev House, Church Street West, Woking, Surrey, GU21 6HT 100.00% AB InBev UK Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London 100.00% ABI SAB Group Holding Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London 100.00% ABI UK Holding 1 Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London 100.00% ZX Ventures Limited - Bureau, 90 Fetter Lane - EC4A 1EN - London 100.00% . United States Anheuser-Busch Americas Holdings LLC - One Busch Place - MO 63118 - St. Louis 100.00% Anheuser-Busch Companies LLC - One Busch Place - MO 63118 - St. Louis 100.00% Anheuser-Busch InBev Worldwide Inc. - One Busch Place - MO 63118 - St. Louis 100.00% Anheuser-Busch International LLC - One Busch Place - MO 63118 - St. Louis 100.00% Anheuser-Busch LLC - One Busch Place - MO 63118 - St. Louis 100.00% Anheuser-Busch North American Holding LLC - One Busch Place - MO 63118 - St. Louis 100.00% Anheuser-Busch America Investments LLC - One Busch Place - MO 63118 - St. Louis 100.00% AB MAZ Holdings LLC - One Busch Place - MO 63118 - St. Louis 100.00% MCC Holding Company LLC - One Busch Place - MO 63118 - St. Louis 50.10% . Uruguay Cerveceria y Malteria Paysandu S.A. - Cesar Cortinas, 2037 - C.P. 11500 Montevideo 61.76% . Vietnam Anheuser-Busch InBev Vietnam Brewery Co., Ltd - 2 VSIP II-A, Street No. 28 - 820000 - Tan Uyen Town, 87.22% Binh Duong Province . Zambia Zambian Breweries PLC - Plot No 6438, Mungwi Road - P.O. Box 31293 - Lusaka 54.02% LIST OF THE MOST IMPORTANT COMPANIES CONSOLIDATED BY APPLYING THE EQUITY METHOD OF 1 ACCOUNTING (ASSOCIATES) % economic interest as Name and registered office of associates at 31 December 2023 France Société des brasseries et glacières internationales S.A. - 2 rue du Colonel Driant, 1er - 75008 - Paris¹ 20.00% . Luxembourg B.I.H. Brasseries Internationales Holding (Angola) Limited - 34-38 Avenue de la Liberté - 1930 27.50% Luxembourg¹ B.I.H. Brasseries Internationales Holding Limited - 34-38 Avenue de la Liberté - 1930 Luxembourg¹ 20.00% . Netherlands AB InBev Efes B.V. - 1227 Strawinskylaan - 1077XX Amsterdam 50.00% . Turkey Anadolu Efes Biracilik Ve Malt Sanayii A.S. - Bahçelievler Mahallesi, Sehit Ibrahim Koparir Caddesi No. 4, 24.00% Bahçelievler Istanbul . Zimbabwe Delta Corporation Limited - Sable House, Northridge Close, Borrowdale - P.O. Box BW 343 - Harare 25.27% 1 Related to Castel group. AB InBev – Annual Report 2023  151

Information to our shareholders

Earnings, dividends, share and share price

	2023	2022	2021	2020	2019
Cash flow from operating activities (US dollar per share)	6.58	6.61	7.37	5.45	6.75
Underlying earnings per share (US dollar per share)	3.05	3.03	2.88	2.51	3.63
Dividend (euro per share)	0.82	0.75	0.5	0.5	1.3
Share price high (euro per share)	61.33	59.53	65.34	74.49	92.71
Share price low (euro per share)	49.45	46.27	47.00	30.97	57.47
Year-end share price (euro per share)	58.42	56.27	53.17	57.01	72.71
Weighted average number of ordinary and restricted shares (million shares)	2 016	2 013	2 007	1 998	1 984
Diluted weighted average number of ordinary and restricted shares (million shares)	2 054	2 050	2 045	2 037	2 026
Volume of shares traded (million shares)	354	435	416	587	452

Information on the auditors' assignments and related fees

AB InBev's Statutory auditor is PwC Bedrijfsrevisoren BV, represented by Koen Hens, audit partner.

Base fees for auditing the annual financial statements of AB InBev and its subsidiaries are determined by the shareholders meeting after review and approval by the company's Audit Committee and Board of Directors.

Fees for 2023 in relation to services provided by PwC Bedrijfsrevisoren BV amounted to 2 616k US dollar (2022: 2 322k US dollar), which was composed of audit services for the annual financial statements of 2 455k US dollar (2022: 2 263k US dollar) and audit related services of 161k US dollar (2022: 59k US dollar).

Fees for 2023 in relation to services provided by other offices in the PwC network amounted to 22 857k US dollar (2022: 17 841k US dollar), which was composed of audit services for the annual financial statements of 16 194k US dollar (2022: 14 321k US dollar), tax services of 6 329k US dollar (2022: 3 185k US dollar) and audit related services amounting to 334k US Dollar (2022: 334k US dollar), all of which have been pre-approved by the company's Audit Committee.

Financial calendar

Publication of 2023 results	29 February 2024
Annual report 2023 available on www.ab-inbev.com	29 February 2024
General shareholders meeting	24 April 2024
Ex-dividend date	3 May 2024
Publication of first quarter results	8 May 2024
Publication of half year results	1 August 2024
Publication of third quarter results	31 October 2024

AB InBev – Annual Report 2023 | 152

Investor relations contact Investors Media Shaun Fullalove Media Relations Tel: +1 212 573 9287 E-mail: media.relations@ab-inbev.com E-mail: shaun.fullalove@ab-inbev.com Ekaterina Baillie Tel: +32 16 276 888 E-mail: ekaterina.baillie@ab-inbev.com Cyrus Nentin Tel: +1 646 746 9673 E-mail: cyrus.nentin@ab-inbev.com AB InBev – Annual Report 2023  153

Excerpt from the AB InBev NV/SA separate (non-consolidated) financial statements prepared in accordance with Belgian GAAP

The following information is extracted from the separate Belgian GAAP financial statements of AB InBev NV/SA per 31 December 2023. These separate financial statements, together with the management report of the Board of Directors to the general assembly of shareholders as well as the auditor's report, will be filed with the National Bank of Belgium within the legally foreseen time limits. These documents are also available on request from: AB InBev NV/SA, Brouwerijplein 1, 3000 Leuven.

It should be noted that only the consolidated financial statements as set forth above present a true and fair view of the financial position and performance of the AB InBev group.

Since AB InBev NV/SA is essentially a holding company, which recognizes its investments at cost in its non-consolidated financial statements, these separate financial statements present no more than a limited view of the financial position of AB InBev NV/SA. For this reason, the Board of Directors deemed it appropriate to publish only an abbreviated version of the non-consolidated balance sheet and income statement prepared in accordance with Belgian GAAP as at and for the year ended 31 December 2023.

The statutory auditor has confirmed that his audit procedures are substantially complete and that the abbreviated non-consolidated balance sheet and income statement of AB InBev NV/SA prepared in accordance with Belgian GAAP for the year ended 31 December 2023 are consistent, in all material respects, with the accounts from which they have been derived.

Abbreviated non-consolidated balance sheet

Million euro	**2023**	**2022**
ASSETS		
Non-current assets		
Intangible assets	472	777
Property, plant and equipment	235	192
Financial assets	109 987	114 639
	110 694	**115 608**
Current assets	**16 822**	**14 610**
Total assets	**127 516**	**130 218**
Equity and liabilities		
Equity		
Issued capital	1 239	1 239
Share premium	13 186	13 186
Legal reserve	124	124
Reserves not available for distribution	1 962	1 959
Reserves available for distribution	33 009	33 009
Profit carried forward	33 048	26 508
	82 568	**76 025**
Provisions and deferred taxes	**85**	**98**
Non-current liabilities	**38 112**	**40 608**
Current liabilities	**6 751**	**13 487**
Total equity and liabilities	**127 516**	**130 218**

AB InBev – Annual Report 2023 | 154

Abbreviated non-consolidated income statement Million euro 2023 2022 Operating income 1 968 1 286 Operating expenses (1 269) (1 296) Operating result 699 (10) Financial result 7 466 2 222 Result for the year available for appropriation 8 165 2 212 AB InBev – Annual Report 2023  155

Glossary AGGREGATED WEIGHTED NOMINAL TAX RATE The aggregated weighted nominal tax rate is based on the statutory corporate income tax rates applicable in the various countries. DILUTED EPS Profit attributable to equity holders of AB InBev divided by the fully diluted weighted average number of ordinary and restricted shares. DILUTED WEIGHTED AVERAGE NUMBER OF ORDINARY AND RESTRICTED SHARES Weighted average number of ordinary and restricted shares adjusted by the effect of dilutive share options and restricted stock units. EBIT Profit from operations. EBITDA Profit from operations plus depreciation, amortization and impairment. EMEA Europe and Africa. EPS Profit attributable to equity holders of AB InBev divided by the weighted average number of ordinary and restricted shares. FREE CASH FLOW Cash flow from operating activities minus net capex. FVOCI Fair value through other comprehensive income. FVPL Fair value through profit or loss. FTE’s Full-time equivalent on a permanent or temporary basis, excluding outsourced personnel. INVESTED CAPITAL Includes property, plant and equipment, goodwill and intangible assets, investments in associates and equity securities, working capital, provisions, employee benefits and deferred taxes. MARKETING EXPENSES Include all costs relating to the support and promotion of the brands. They include among others operating costs (payroll, office costs, etc.) of the marketing department, advertising costs (agency costs, media costs, etc.), sponsoring and events, and surveys and market research. NET ASSETS Total assets minus total non-current and current liabilities. NET CAPEX Acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale. NET DEBT Non-current and current interest-bearing loans and borrowings and bank overdrafts, minus debt securities and cash and cash equivalents. NON-UNDERLYING ITEMS Items of income or expense which do not occur regularly as part of the normal activities of the company, and which warrant separate disclosure because they are important for the understanding of the underlying results of the company due to their size or nature. AB InBev – Annual Report 2023  156

NORMALIZED The term “normalized” refers to performance measures (EBITDA, EBIT, Profit or effective tax rate) before non-underlying items and profit from discontinued operations. AB InBev believes that the communication and explanation of normalized measures is essential for readers of its financial statements to understand fully the sustainable performance of the company. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance. NORMALIZED EBIT Profit from operations adjusted for non-underlying items. NORMALIZED EBITDA Profit from operations adjusted for non-underlying items, plus depreciation, amortization and impairment. NORMALIZED EFFECTIVE TAX RATE Effective tax rate adjusted for non-underlying items. NORMALIZED PROFIT Profit adjusted for non-underlying items and profit from discontinued operations. NORMALIZED PROFIT FROM OPERATIONS Profit from operations adjusted for non-underlying items. PAY OUT RATIO Gross dividend per share multiplied by the estimated number of ordinary shares outstanding at the dividend record date, divided by normalized profit attributable to equity holders of AB InBev. PSUs Performance stock units. RE-MEASUREMENTS OF POST-EMPLOYEE BENEFITS Comprised of actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest). REVENUE Gross revenue less excise taxes and discounts. RSUs Restricted stock units. SALES EXPENSES Include all costs relating to the selling of the products. They include among others the operating costs (payroll, office costs, etc.) of the sales department and the sales force. SG&A (SELLING, GENERAL & ADMINISTRATIVE EXPENSES) Sales, marketing, distribution and administrative expenses SCOPE Financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. A scope represents the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. UNDERLYING EPS Underlying profit divided by the weighted average number of ordinary and restricted shares. UNDERLYING PROFIT Profit before non-underlying items, discontinued operations, mark-to-market gains/losses on certain derivatives related to the hedging of share-based payment programs and hyperinflation impacts, attributable to equity holders of AB InBev. WEIGHTED AVERAGE NUMBER OF ORDINARY AND RESTRICTED SHARES Number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighing factor. WORKING CAPITAL Includes inventories, trade and other receivables and trade and other payables, both current and non-current. AB InBev – Annual Report 2023  157

SUSTAIN- ABILITY STATEMENTS TABLE OF CONTENTS GENERAL STATEMENTS 159 ENVIRONMENTAL STATEMENTS 162 SOCIAL STATEMENTS 168 GOVERNANCE STATEMENTS 172 REPORT SCOPE 173 INDEPENDENT LIMITED ASSURANCE REPORT 175 DISCLOSURES PURSUANT TO ARTICLE 8 OF THE TAXONOMY REGULATION 177 AB InBev - Annual report 2023 - 158

1. General statements At AB InBev, we believe that sustainability enables our commercial vision, unlocks long-term value and fulfills our company purpose. For more information on our business strategy, our diversified footprint and our value chain, see the Strategy section of this annual report. These Sustainability statements serve as our non-financial reporting on corporate social responsibility matters in accordance with article 3:6, §4 and article 3:32, §2 of the Belgian Code of Companies and Associations, which implements Directive 2014/95/EU of 22 October 2014 amending Directive 2013/34/EU. The consolidated Sustainability statements for the year ended 31 December 2023 comprise the company and its fully owned subsidiaries (together referred to as “AB InBev” or the “company” or “we”) and covers the fully consolidated companies included in the financial scope. Please see the list of fully consolidated companies in the Financial report. Any exception to this scope will be stated in the text or footnotes. Unless explicitly stated otherwise, documents referenced or hyperlinks found herein are for informational purposes only and are not incorporated by reference into these Sustainability statements. Governance As the company’s ultimate decision-making body, the Board’s sustainability oversight includes approval of strategies and review of sustainability performance. The Board received multiple updates on sustainability matters in 2023. • The Nomination Committee reviews corporate governance matters as part of its role in the nomination and retention of Directors and executives. • The Remuneration Committee reviews remuneration policies and packages as part of its role in the remuneration and retention of Directors and executives. • The Finance Committee reviews sustainability matters as part of its assessment of funding requirements, financial risk, supply security and sourcing strategies. • The Audit Committee reviews environmental and social matters as part of its audit function. See the Corporate governance statement in this report for more details. The Chief Executive Officer, supported by the Executive Committee, executes and manages sustainability matters. Within our Senior Leadership Team, Global Function Leads (Chiefs) oversee the global agenda for sustainability matters relevant to their respective business teams. Regional CEOs lead the zone agenda for sustainability matters relevant to their zones. Embedded across the business, numerous employees are responsible for coordination and implementation of sustainability matters and initiatives relevant to their specific team and/or zone. Internal committees manage certain sustainability topics that span teams and geographies. They provide visibility and foster collaboration and the sharing of best practices among zones and teams. Examples of these committees include the Sustainability Council and the Global Compliance Committee. A description of AB InBev’s internal controls and risk management systems can be found in the Financial report in this report. The major risks and uncertainties faced by the company are described in the Risks and uncertainties section of the Financial report. In addition, specific risk management tools are described in the topical disclosures in the Sustainability statements. Sustainability-related targets tied to annual variable performance-related compensation (bonuses) are cascaded from the company’s highest level to our business and operating units. In 2023, more than 3000 colleagues across zones and teams carried annual performance targets linked to sustainable development topics. In addition to our Chief Sustainability Officer, these included our Chief Finance Officer, Chief People Officer and Chief Legal and Corporate Affairs Officer, for whom the target typically would account for 10 to 20% of the annual short-term bonus. For more information on our remuneration policy, see the Corporate governance statement. Stakeholder engagement We routinely engage with stakeholders across our value chain. AB InBev – Annual Report 2023  159

Stakeholder	Description	How we engage
Communities	We are closely connected to the communities where we live and work. We strive to contribute positively to important issues such as sustainability, Smart Drinking and road safety in these communities. We are focused on matters where we can be part of the solution and make the greatest positive impact.	• Activities related to Smart Drinking and sustainability • Activities supporting communities, such as disaster response and volunteering
Consumers	Beer brings people together to celebrate life's moments, and we serve our consumers by striving to offer the highest-quality products and meaningful brand experiences, always in a responsible way.	• Events and activations • Digital engagement (DTC platforms) • Media • Advertising and sponsorships
Governments	We engage with government policymakers to provide our views on issues that are important for our business and the well-being of our communities. We do this in alignment with our Code of Business Conduct and local legislation.	• Official consultations to the private sector • Industry associations and groups • Roundtable discussions • Bilateral meetings
Customers	We partner with valued retailers, on-premise customers, wholesalers and distributors to bring our beers to our consumers, while supporting their business growth, striving to provide best-in-class service as well as pursuing extraordinary execution of our brands on- and off-trade.	• Customer services and BEES • Sales meetings • Events and activations • Notices regarding products • Social media and websites
Colleagues	We are powered by great people and build strong teams through collaboration and our performance-driven culture.	• Annual engagement surveys • Annual performance reviews • Leadership townhalls • Staff activities • Intranet and websites • Compliance Helpline
Suppliers	Relationships, especially with our suppliers, are essential to our operations. Mutual collaboration is a key element to creating a resilient supply chain that delivers value and contributes to our 2025 Sustainability Goals.	• Partnerships (such as through our Eclipse platform to support decarbonization) • Development programs • Industry events • Compliance Helpline
Other partners	We recognize no single organization can solve today's global challenges. Effective partnerships are critical to addressing the pressing challenges of today and tomorrow.	• Industry associations and groups • Multistakeholder collaborations (such as WEF Food Innovation Hubs, WEF Global Alliance for Social Entrepreneurship, UN Global Compact) • Partnerships • 100+ Accelerator program (see Strategy section)
Shareholders	We value the trust of our shareholders and work to provide positive results. We are committed to creating value and delivering consistent, profitable growth.	• Annual and interim reports • Annual Shareholders' Meeting • Investor relations meetings and webcasts • Quarterly earnings calls • Website disclosures
Industry engagement	We consult with independent, external experts such as environmental advisors who focus on water and agricultural sustainability. These advisors bring a diverse perspective and advise on strategies and implementation of our Water Stewardship and Smart Agriculture programs.	• Independent expert consultation • Industry associations and collaborations (such as Beverage Industry Environmental Roundtable, BSR, 2023 Water Resource Group, Business Fights Poverty)

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Materiality assessment For purposes of our sustainability efforts and reporting, we conducted a double materiality assessment in 2023, following a previous assessment conducted in 2020, and may continue to conduct such assessments in the future. Such assessment includes the input of a variety of our stakeholders and differs from how we approach disclosures (including the assessment of materiality and consideration of impact on materiality) in our financial reporting obligations under applicable law. These Sustainability statements include certain information and describe potential future events, which may be significant, but any significance should not be read as necessarily rising to the level of materiality for disclosure in our financial reporting. We engaged with internal and external stakeholders to determine both financial materiality and impact materiality. The company used public information, external and internal datasets and stakeholder interviews to build a robust and complete list of material sustainability issues to AB InBev. AB InBev used a top-down approach to identify material impacts, risks and opportunities. The following steps were taken: 1. Environmental, societal and governance issues that might be material to AB InBev were defined based on research, topics identified in our previous materiality assessment and industry benchmarks. 2. Issues and the associated impacts, risks and opportunities were evaluated using: • a platform that identifies and analyzes sustainability topics from publicly available sources, including corporate annual reports, mandatory regulations and voluntary policies, news and online media; • external stakeholder interviews and workshops; and • internal input. 3. Analyses were performed on both financial and impact materiality considering scale, impact, scope and remediable character. This resulted in 11 material topics. A description of impacts, risks and opportunities by issue can be found in the relevant sections of this statement. AB InBev – Annual Report 2023  161

We regularly evaluate risks and opportunities, monitoring through tools and frameworks, including:

- the Task Force on Climate-Related Financial Disclosures (TCFD) for climate-related risks and opportunities (see the **Climate** section of this report);
- a water risk assessment tool to review our operational risks globally (see the **Water** section of this report);
- human rights due diligence processes (see the **Workers in the value chain** section of this report).

2. Environmental statements

2.1 Water

Beyond being a key ingredient in AB InBev's products, water is a critical resource for the health and well-being of every community. Climate pressures, inadequate infrastructure and governance issues magnify water resource challenges. The growing scarcity of freshwater resources is not just an important issue for the company, but it is also important to the economic, social and environmental well-being of our communities.

The company's approach to water stewardship considers third-party standards and initiatives such as the United Nations (UN) Global Compact CEO Water Mandate and the 2030 Water Resources Group. AB InBev works with local communities, including farmers, in its watershed work. We also engage in industry forums including the Beverage Industry Environmental Roundtable and partner organizations such as The Nature Conservancy and World Wildlife Fund to inform AB InBev's water strategy, share best practices and implement watershed projects.

The company uses its internal environmental management system to routinely monitor and manage water use in its operations and to cascade best practices and performance standards across operational locations with the aim of driving water use efficiency, responsible discharge and effluent re-use.

AB InBev set an ambition to achieve an average water use efficiency ratio of 2.5 hectoliter/hectoliter (hl/hl) across our breweries globally by 2025. In 2023, the company achieved a water use efficiency ratio of 2.53Ⓐ hl/hl globally, an improvement of 17.9% compared to the 2017 baseline of 3.08 hl/hl.

The company also set an ambition to achieve a water use efficiency ratio of 2.0 hl/hl across the 36 high-stress sites in scope for the 2025 Water Stewardship Goal. In 2023, we achieved a water use efficiency ratio of 2.30 hl/hl across these sites, an improvement of more than 17.8% compared to the 2017 baseline of 2.8 hl/hl. Please see the **Agricultural and natural ecosystems** section of this report for more information on how we identified these high-stress sites.

Water[1] use	2017 (baseline)	2018	2019	2020	2021	2022	2023
Total water use (in billion hl)	1.71	1.59	1.56	1.41	1.52	1.55Ⓐ	1.44Ⓐ
Water use by hectoliter of production (hl/hl)	3.08	2.94	2.79	2.68	2.64	2.64Ⓐ	2.53Ⓐ
Water withdrawals (in billion hl)							1.70
Water discharge[2] (in billion hl)							1.01Ⓐ
Water reused/recycled							0.22Ⓐ

Brewery water intake by source (%)	2023
Third-party (i.e., municipal, tanker or steam)	40.26Ⓐ
Surface water	18.80Ⓐ
Groundwater	40.93Ⓐ
Rainwater	0.01Ⓐ

Making our products requires large amounts of water, including water consumption in the agricultural supply chain. Changes in precipitation patterns and the frequency of extreme weather events may affect our water supply and, as a result, our physical operations. Water may also be subject to price increases in certain areas and changes in water taxation and regulation in certain geographies may negatively affect operating income.

Ⓐ Assured Metric (please refer to the External Assurance Report at the end of these Sustainability statements)

[1] Our water data includes our beverage facilities only and do not encompass our vertical operations such as malt plants and packaging facilities

[2] Volume per destination (in billion hl): discharge to surface water/seawater (0.04Ⓐ), discharge to fresh surface water (0.48Ⓐ), discharge to ground water (0.05Ⓐ), discharge to third party destination (0.44Ⓐ) / Volume per treatment (in billion hl): no treatment (0.06Ⓐ), primary treatment (0.04Ⓐ), secondary treatment (0.63Ⓐ), tertiary treatment (0.28Ⓐ)

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As the world’s leading brewer, AB InBev is committed to being a partner in managing water across its operations, communities and supply chain. We continue to scale our water stewardship efforts by driving water efficiency in our operations and engaging in watershed protection measures in partnership with local stakeholders, especially in high-stress areas. For more information, please see the Agriculture and natural ecosystems section of this report. 2.2 Climate Our business is closely tied to the natural environment. Agricultural crops and water are our key ingredients. We require raw materials for our packaging. We need energy and fuel to brew, transport and cool our beers. Our business is also closely connected with local communities and people across our global footprint. Climate change can impact all of these. We are already experiencing both environmental and social climate-related impacts in our value chain and communities. AB InBev uses the International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures (formerly the Taskforce for Climate-Related Financial Disclosures (TCFD)), in line with GRI standards, to assess climate-related risks and opportunities over the short- (one to five years), medium- (six to ten years) and long-term (more than ten years) views. Against this time horizon, we evaluate risks and opportunities associated with policy, technology, market changes, reputation and chronic and acute physical risks. We consider two scenarios each for physical and transition risks over the medium and long term. We analyze short-term risks through our internal risk management processes. The outcome of these analyses informs our climate strategy. To analyze physical risks and opportunities, we considered two scenarios, using the Intergovernmental Panel on Climate Change (IPCC) Representative Concentration Pathways (RCP): • Physical Risks Scenario 1: RCP 4.5, a high mitigation scenario in which emissions start declining by mid- century; and • Physical Risks Scenario 2: RCP 8.5, an extreme global warming scenario in which global warming reaches 4 degrees Celsius, To analyze transition risks and opportunities, we selected two scenarios developed by the International Energy Agency (IEA): • Transition Risks Scenario 1: Business-as-usual, as per Stated Policies Scenario (STEPS) considering current policy settings (already implemented or confirmed upcoming policies); and • Transition Risks Scenario 2: Net Zero Emissions by 2050 (NZE), with a narrow but achievable pathway for the global energy sector to achieve net zero emissions by 2050, aligned with the 1.5 degrees Celsius scenario. The tables on the next page summarize the outcomes of our analyses. While these provided scenarios are different, we believe that our strategy will enable us to address the potential risks and opportunities presented under each scenario. Although these Sustainability statements contain statements based on hypothetical or severely adverse scenarios and assumptions, these statements should not necessarily be viewed as representing current or actual risk or forecasts of expected risk. In addition, our climate risk scenario analysis and net zero ambition strategy remain under development as we continue to refine our analysis of and response to potential future climate risks and opportunities. Further, the data and methodology underlying our analysis and strategy remain subject to evolution. We believe the methodology of climate scenario analysis and carbon accounting will continue to evolve and improve, especially related to Scope 3 emissions. As such, in future reports, certain disclosures may differ from those contained in these Sustainability statements due to improvements in the quality and completeness of our data and updates to our methodology. Through the annual assessment described here, we develop a non-exhaustive list of our risk factors and uncertainties, which can be found in our Annual Report under the Risks and uncertainties section. We evaluate transition and physical risks linked to climate change in line with IFRS S2 recommendations. Risks associated with our organization are related to both our direct operations and supply chain. These range from the potential impact of carbon pricing in the geographies where we operate, to risks associated with climate pattern changes, to water scarcity and extreme weather events across our value chain. We also consider the risks related to market changes and consumer expectations as well as the impact these could have on our reputation as a company. Furthermore, we have undertaken an analysis of our barley sourcing to assess the possible impacts of climate change as well as to identify areas of high production potential. AB InBev – Annual Report 2023  163

Topic	Scenario 1: RCP 4.5	Scenario 2: RCP 8.5	Our Response
Physical risks: Projected impacts of changing climate conditions on barley yields (chronic risk)	**Low** Potential negative financial impacts could result from yield decreases and the resulting costs of barley production losses in some regions in the short term due to the impact of climate change. It is also possible that new barley growing regions could develop due to changes in climate.	**Medium** Negative financial impacts could be expected from projected yield declines and costs for replacing barley production due to longer-term climate impacts such as sustained higher temperatures	To create our products, we depend on a reliable, quality supply of agricultural crops. We use crop research and agronomy teams and invest in agricultural technologies to manage raw materials costs and minimize disruptions. Across our sourcing regions, we work to develop higher-yielding, higher-quality brewing crop varieties that are also resource-efficient, disease-resistant and resilient to climate stressors such as drought. For barley, we support farmers on their crop production practices with analytics and insights to help improve crop management decisions from season to season.
Physical risks: Projected impacts of extreme draught on barley yields (acute risk)	**Low** Extreme weather such as decreases in seasonable precipitation could result in longer term disruptions of agricultural supply chains and increased costs for our materials due to yield. No immediate impacts would be expected in the short term.	**Low** Event-driven climate impacts such as extreme drought could reduce barley quality and quantity in the longer term and would be expected to have negative financial impacts on the costs of barley production.	
Physical risks: Water availability risks across global operations (acute and chronic risks)	**Low** Projected availability of future water volume at certain sites could represent an acute risk based on local hydrological and meteorological indicators.	**High** Negative financial impacts could be estimated to be higher because of the potential for reduced production across sites due to chronic water risk and availability	We developed a water risk assessment tool that uses external data sources and input from our local teams to review our operational risk globally on a quarterly basis. Using this tool, we have identified and continue to prioritize our sites that are in high-stress areas. We are focused on being part of the solution to the growing water challenges across our communities and supply chain by aiming to drive water use efficiency within our operations and investing in shared water security and watershed health in local communities.

Topic	Business-as-usual	Net zero emissions by 2050	Our response
Transition risks: Policy	**High** Some exposure to future costs associated with carbon taxation and carbon pricing schemes could be expected but climate regulations would not be projected to change significantly. Such policy frameworks could limit pathways to meeting our long-term climate ambitions.	**Low** Exposure to potentially higher costs associated with carbon taxation and carbon pricing schemes could be expected as climate regulations accelerate. Policy frameworks would be expected to be more conducive to meeting our long-term climate ambitions.	Our local operations in every country where we operate evaluate relevant regulatory risks and opportunities. This informs strategic decisions on investments and plans related to carbon pricing. As part of our 2025 Climate Action Goal, we have set a science-based target to reduce our GHG emissions by 25% per hectoliter across our value chain by 2025 from a 2017 base year and to reduce our absolute Scope 1 and 2 emissions by 35% in the same timeframe. We believe this goal, coupled with our ambition to achieve net zero, can help mitigate the impact of potential upcoming regulations by reducing our direct emissions. For more information on progress toward our 2025 Sustainability Goals, see the **Strategy** section of this report.
Transition risks: Future procurement of aluminum	**Medium** Exposure to shifts in the supply and demand for aluminum could be expected based on the carbon cost associated with the procurement of aluminum. No emissions reductions would be expected from increasing the share of recycled aluminum in the market.	**Medium** Exposure to market risks in the supply and demand for aluminum could be expected based on the carbon cost associated with the procurement of aluminum. There would be expected potential for reducing costs and emissions through an increase in the share of recycled aluminum sourced.	We continue to innovate and team up with key suppliers through our Eclipse platform to support decarbonization in our packaging supply chains and to help solve existing and future challenges to increasing recycled content, specifically in glass and aluminum.
Transition risks: Future procurement of glass	**Medium** Exposure to shifts in the supply and demand for glass could be expected along with related carbon costs and little potential for emission reductions from increasing the share of recycled glass in the market.	**Medium** Exposure to future shifts in the supply and demand for glass could be expected along with related carbon costs but with more potential for emission and cost reductions from increasing the share of recycled glass sourced.	

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Our approach to addressing climate change is focused on activities in our operations and across our value chain: • actively decarbonizing our operations, including our breweries and our vertical operations that produce packaging and brewing materials, by attempting to reduce energy consumption and implementing renewable electricity and heat solutions (either through on-site generation or through virtual power purchase agreements); and • engaging with value chain partners to work to reduce emissions in key categories, including: o agriculture: strive to increase yield through new and more resilient crop varieties, work with farmers on nutrient management and optimized fertilizer application and introduce nature-based solutions across our agricultural supply chain for carbon removal. o brewing operations: work to increase efficiency in brewing processes, implement renewable electricity and heat solutions and continue working toward near-zero landfill production waste in brewing operations. o packaging: work toward increasing recycled content, scale low-carbon packaging solutions and implement lightweighting solutions. o logistics: continue load optimization, routing efficiency and mode switch and implement alternative fuel trucks. o product cooling: implement more efficient refrigeration with innovative cooling solutions and scale renewable electricity across our retailers globally. o end of product life: promote local recycling and work to reduce waste using recycled content and lightweighting packaging initiatives. For more information on our activities aligned with the EU Taxonomy Climate Delegated Acts, please see the Taxonomy section of this report. Through our 2025 Climate Action Goal, we are working to build climate resilience by committing to purchase 100% of our 3 electricity from renewable sources and reducing our GHG emissions by 25% across our value chain by 2025. We included approximately 87% of our Scope 3 emissions in our target, putting us well over the two-thirds inclusion threshold recommended by the Science Based Targets initiative. This includes the following Scope 3 categories: purchased goods and services, upstream transportation, emissions from fuel use not included in Scopes 1 and 2, downstream transportation, use of sold products (product cooling), end of product life and waste. In 2018, following the Intergovernmental Panel on Climate Change recommendation, we committed to reducing absolute Scopes 1 and 2 GHG emissions by 35% by 2025 from a 2017 baseline, which aligns with the pathway to keep global warming to 1.5 degrees Celsius. In December 2021, we announced our ambition to achieve net zero across our value chain by 2040. With this ambition, we aim to reduce absolute GHG emissions across Scopes 1, 2 and 3. We are making progress on these targets and ambitions, and, in 2023, we reduced our absolute emissions in Scopes 1 and 2 by 44% and reduced Scopes 1, 2 and 3 emissions per hectoliter of production by 24.2% versus a 2017 baseline. Scope 3 is where we see the greatest opportunities for emissions reductions, representing 87% of our emissions in 2023. As of 2023, the equivalent of 100% of our purchased electricity is contracted from renewable sources and 73.6% is already operational. 3 We align with current RE100 guidelines on energy generation, leveraging self-generated energy through either on-site installations or off-site PPAs. AB InBev – Annual Report 2023  165

Energy consumption & GHG Emissions[4]	2017 (baseline)	2018	2019	2020	2021	2022	2023
Total GJ of energy (in millions)	59.83	59.46	58.51	52.36	56.23	55.45Ⓐ	52.94Ⓐ
Total GJ of energy purchased (in millions)	*	57.71	56.57	50.51	53.82	52.71Ⓐ	50.03Ⓐ
Energy usage per hectoliter of production (in Mj/hl)	111.42	109.95	104.74	99.50	97.37	94.43	92.99Ⓐ
Energy purchased per hectoliter of production (in Mj/hl)	*	106.69	101.28	95.98	93.19	89.76Ⓐ	87.89Ⓐ
% Renewable electricity operational[5]	/	16.9%	20.9%	32.2%	41.2%	67.6%Ⓐ	73.6%Ⓐ
% Renewable electricity contracted[5]	/	51.1%	63.5%	73.6%	84.7%	97.1%Ⓐ	100%Ⓐ
Total direct and indirect GHG emissions Scopes 1 and 2 (in million metric tons of CO_2e)	6.05	5.67	5.12	4.44	4.14	3.68Ⓐ	3.39Ⓐ
Total direct and indirect GHG Emissions Scopes 1, 2 and 3 (in million metric tons of CO_2e)	30.72	29.12	29.36	26.59	28.83	27.77Ⓐ	25.77Ⓐ
Scopes 1 and 2 GHG emissions per hectoliter of production (in kg CO_2e)	8.34	7.67	6.94	6.43	5.04	4.64Ⓐ	4.46Ⓐ
Scopes 1, 2 and 3 GHG emissions per hectoliter of production (in kg CO_2e)[6]	59.66	55.44	54.27	52.45	50.03	47.29Ⓐ	45.24Ⓐ
Scope 3 GHG emissions per hectoliter of production (in kg CO_2e)	47.91	44.63	44.81	43.70	42.84	41.01Ⓐ	39.30Ⓐ

Significant Scope 3 GHG emissions[7]	2022	2023
Total gross indirect (Scope 3) GHG emissions (tCO_2e)	24.09Ⓐ	22.38Ⓐ
Agriculture	14.8%	15.7%
Processing brewing ingredients	3.8%	4.4%
Packaging materials	42.5%	40.7%
Brewing operations	2.1%	2.3%
Logistics	10.3%	10.6%
Product cooling	23.9%	25.1%
End of product life	2.6%	1.2%

Total GHG emissions per Zone	2022	2023
North America	20.2%Ⓐ	18.7%Ⓐ
Middle Americas	22.8%Ⓐ	22.1%Ⓐ
South America	14.9%Ⓐ	15.8%Ⓐ
EMEA	18.9%Ⓐ	19.2%Ⓐ
Asia Pacific	23.2%Ⓐ	24.2%Ⓐ

Ⓐ Assured Metric (please refer to External Assurance Report at the end of these Sustainability statements)
[4] GHG emissions per hectoliter of production and energy pertain to our beverage facilities only and do not encompass our vertical operations such as malt plants and packaging facilities. Total direct and indirect GHG emissions data encompasses beverage facilities and most vertical operations, including malt plants and packaging facilities.
Scope 1 accounts for 76.8% of our operational emissions and includes CO_2 equivalent (CO_2 e) from fuel used in our manufacturing processes and in cogeneration plants that generate on-site electricity. Scope 2 accounts for about 23.2% and represents emissions from purchased electricity. Scope 2 and 3 are calculated using a market-based approach.
* In line with our 2025 Sustainability Goals, energy reporting will shift to energy purchased versus energy usage. Energy purchased per hl aligns with our RE100 sustainability goal of offsetting 100% of our purchased electricity with electricity sourced from renewable resources. Energy purchased per hl was not reported for breweries acquired from SABM in 2017.

[5] We report renewable electricity by two metrics: operational electricity and contracted electricity. Our primary strategy is to help fund new renewable electricity projects on a global scale. The contracted electricity metric reflects the progress of capacity contracted, regardless of the market in which the renewable electricity was used or if it was used in our operations. Contracted volumes exceeding 100% of our global purchased electricity are not being reported. The operational electricity metric measures the annual usage in our operations of renewable electricity in each of the regions.
[6] GHG emissions by packaging type in 2023 ($kgCO_2e/hL$): returnable kegs (2.0), returnable bottles (7.4), PET bottles (7.4), cans (23.0) and one way bottles (41.3).
[7] Scope 3 categories are determined internally and deviate from the categories in the GHG protocol. Scope 3 emissions constitute estimates based on a mix of supplier-based numbers, global emission factors and assumptions. Scope 3 categories include: purchased goods and services, upstream and downstream distribution, product cooling (including on and off premises but excluding at-home cooling) and end of life. Around 50% of emissions are calculated with own data or data reported by suppliers through CDP.

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2.3 Circular economy and resource use

AB InBev depends on high-quality agricultural crops and secure sources of packaging materials for its products. We strive to use these resources responsibly while also preserving them for the future. In packaging, we are taking a circular approach to deliver long-term financial benefits, provide our business with long-term packaging supply security and help eliminate waste. We work with supply chain partners to increase the amount of reused or recycled materials in our packaging and recover more post-consumer waste. In agriculture, we already see the impact from climate change in our sourcing regions, which is why we work to build resilience through crop management, improved varieties and risk mitigation tools while also exploring how agriculture can help reduce carbon emissions, protect watersheds and improve biodiversity.

We aim to reduce packaging and the need for virgin materials through initiatives, such as lightweighting, that use package design and innovation capabilities to rethink packaging and distribution models. We also work to improve recycling value chains to increase the availability of recycled content in the market, enabling us to continue increasing the amount of recycled content used across our packaging types. In addition to recycling, we promote the recovery and reuse of our packaging and work to increase our returnable bottle volume and the return rate.

We have set a 2025 Circular Packaging Goal that 100% of our packaging will be in returnable or made from majority recycled content (more than 50%) by 2025[8]. This goal applies to primary packaging globally, representing more than 83.3% of AB InBev's total packaging volumes by weight. In 2023, 77.5% of our products were in returnables or made from majority recycled content (more than 50%).

Circular packaging	2017 (baseline)	2018	2019	2020	2021	2022	2023
% Returnable packaging	47.2%	44.1%	43.4%	38.2%	37.0%	40.3%Ⓐ	41.2%Ⓐ
% Recycled content in primary packaging							
Glass	36.8%	40.5%	44.3%	45.8%	45.8%	48.0%Ⓐ	48.3%Ⓐ
Cans	59.7%	58.9%	59.3%	58.1%	56.2%	56.7%Ⓐ	61.3%Ⓐ
PET	23.3%	17.5%	27.5%	31.6%	23.3%	36.5%Ⓐ	42.6%Ⓐ

In agriculture, we work toward more sustainable sourcing in our direct programs by promoting sustainable agricultural practices that help protect watersheds and improve biodiversity and by building resilience through crop management, improved varieties and risk mitigation tools. For more information on our 2025 Smart Agriculture Goal, please see the **Workers in the value chain** section.

We continue to pursue 100% recycling rates in our operations globally, while also complying with local laws and regulations. The company recycled 99.5% of the waste generated in its beverage production processes in 2023.

A significant portion of our operating expenses is related to raw materials and commodities, such as malted barley, wheat, corn, rice, water, glass, PET and aluminum. The supply and price of raw materials and commodities used to produce our products can be affected by factors including the level of crop production around the world, extreme weather conditions, natural disasters and other factors.

2.4 Agricultural and natural ecosystems

AB InBev depends on high-quality agricultural crops and water from healthy natural ecosystems to brew its beers, and we strive to protect and restore biodiversity through our work in watersheds and agriculture. With a value chain deeply rooted in the world's natural ecosystems, we aim to identify how to minimize our impact on nature while exploring opportunities to invest in nature-based solutions in agriculture and watershed restoration and conversation.

AB InBev developed a water risk assessment tool that uses external data sources and input from its local teams to review operational risks globally. Using this tool, we have identified and continue to prioritize sites in high-stress areas. In 2023, a total of 46 locations were in high-stress areas. We have implemented a comprehensive watershed management process in these areas to help identify specific local watershed challenges and appropriate solutions. Together with local authorities, other water users and partners including The Nature Conservancy and World Wildlife Fund, we have devoted financial and

Ⓐ Assured Metric (please refer to External Assurance Report at the end of these Sustainability statements)

[8] AB InBev collects total tonnage data by material and by supplier, as well as the percentage of tonnage from recycled content. The percentage of recycled content per batch is aggregated at a plant level. In addition, each brewer relies on supplier certifications and surveys to calculate recycled content. For recycled content, we aggregate across countries and zones to calculate a global percentage of recycled content by material. We use a weighted average based on tonnage bought per supplier to calculate an average recycled content for glass, cans, and PET by country, by zone and globally. Data on recycled content percentage is provided by suppliers and tracked on a regular basis. Packaging purchases are derived from AB InBev's owned procurement system. Each brewer engages with packaging suppliers, discussing key performance indicators, measurements and main projects to enable improving recycled content.

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technical resources to support green infrastructure initiatives, conservation and reforestation projects, habitat restoration efforts and soil conservation techniques.

In 2018, AB InBev set its 2025 Water Stewardship Goal: 100% of our communities in high-stress areas will have measurably improved water availability and quality by 2025. 36 sites are included in the goal scope, based on a 2017 baseline analysis using the company's water risk assessment tool. The company is on track and expects to achieve this target. In 2023, 100% of the 36 sites have conducted outreach, analyzed local water challenges and identified and started implementing solutions with 55.6% already seeing measurable improvements.

Natural ecosystems are a core component of sustainability projects across our operations and value chain (see the **Climate**, **Water** and **Resource use and circular economy** sections). AB InBev partnered with external experts to map priority areas for biodiversity in our operations and value chain, using an approach consistent with international frameworks such as the Taskforce on Nature-related Financial Disclosures (TNFD). The company is evaluating the spatial overlap of its activities with broad priority areas for biodiversity to assess where activities are potentially located within or near important terrestrial, freshwater and/or coastal marine areas for conservation.

3. Social statements

3.1 Our own workforce

As a signatory to the UN Global Compact, we are committed to business practices that respect human rights and that align with international standards of responsible business conduct. Our approach to human rights is based on the UN Guiding Principles on Business and Human Rights (UNGPs) and is outlined in our Global Human Rights Policy.

As one way of engaging with our colleagues, we conduct an annual engagement survey. The survey includes feedback on rewards, recognition, well-being, inclusion and comfort level reporting potential unethical behavior or other complaints without fear of retaliation. In 2023, our annual Engagement Score was 87%.

Our global Compliance Helpline provides worldwide accessibility, offering colleagues and third parties direct access to the Ethics & Compliance teams for reporting concerns. For more information, see the **Business conduct** section.

Many of our employees across our business segments are represented by unions, with a variety of collective bargaining agreements in place.

This table presents selected diversity demographic metrics among our employees.

	2017	2018	2019	2020	2021	2022	2023
Percent of women in senior management	19%	20%	22%	24%	26%	28%	29%
Percent of women in senior leadership	10%	11%	12%	14%	14%	14%	14%

We work to achieve high standards of health and safety in our offices and breweries and throughout our value chain by building and promoting a culture of safety through training programs, workshops and coaching sessions. Safety metrics are cascaded and monitored through our supply and logistics safety management systems. Our approach to safety focuses on mitigation. Focus areas include mitigating risk, running high-risk processes safely, training colleagues to better assess risk, empowering individuals and teams to make safer decisions, using safety data to drive continuous improvement, executing road safety programs and implementing violence prevention programs.

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As of the year ended 31 December 2023, the following are AB InBev's safety metrics[9]:

	2018	2019	2020	2021	2022	2023
Lost Time Injuries (LTIs)						
Supply employees	134Ⓐ	94Ⓐ	67Ⓐ	41Ⓐ	37Ⓐ	41Ⓐ
Last-mile logistics / Sales employees	313Ⓐ	206Ⓐ	125Ⓐ	127Ⓐ	109Ⓐ	113Ⓐ
Contractors (All)	479	254	110	113	85	89
Total Recordable Injuries (TRIs)						
Supply employees	410Ⓐ	309Ⓐ	256Ⓐ	237Ⓐ	183Ⓐ	135Ⓐ
Last-mile logistics / Sales employees	1,109	1,177	523	511	384	325
Contractors (All)[10]			205	285	216	180
Fatalities[11]						
Supply employees	1Ⓐ	1Ⓐ	0Ⓐ	1Ⓐ	0Ⓐ	0Ⓐ
Last-mile logistics / Sales employees	4Ⓐ	1Ⓐ	4Ⓐ	3Ⓐ	2Ⓐ	2Ⓐ
Contractors (All)	9Ⓐ	5Ⓐ	3Ⓐ	2Ⓐ	7Ⓐ	3Ⓐ

3.2 Workers in the value chain

We develop innovative programs across our supply chain to help improve our sustainability performance with our business partners. To promote inclusive growth and improved livelihoods in the communities we are part of, we also seek to help the farmers and small retailers in our value chain be more productive.

Our Global Responsible Sourcing Policy outlines our approach and commitment to upholding human rights, labor standards, health and safety, environmental management and business integrity across our global supply chain. AB InBev is committed to working with suppliers, vendors, agents and contractors who share these values. We expect our business partners to ensure that their employees, temporary and contract workers and parties involved in their own supply chain also comply with this policy. The policy has been translated into local languages, communicated to vendors during contracting and included in certain contract clauses.

We have created our Responsible Sourcing Principles for Farms to supplement the Responsible Sourcing Policy. We take a farmer-centric approach to supporting sustainable agriculture. We work with more than 23,500 direct farmers, ranging from large commercial farmers to smallholder farmers, and we have created these principles to apply across a broad range of agricultural contexts. We use our direct and local connections with farmers, secured through our agronomists and researchers on the ground, to work toward our Smart Agriculture Goal that 100% of our direct farmers will be Skilled, Connected and Financially Empowered by 2025[12]. With this goal, AB InBev aims to address the environmental aspects of farming as well as the economic and social elements.

In 2023, we progressed toward our goal with 95% direct farmers Skilled, 92% Connected and 86% Financially Empowered.

Smart agriculture[13]	2019	2020	2021	2022	2023
Direct farmers Skilled, Connected and Financially Empowered					
Skilled	49%	75%	74%	89%	95%
Connected	44%	57%	64%	72%	92%
Financially Empowered	34%	59%	68%	72%	86%

For more information on AB InBev's value chain, please see the **Strategy** section of this report.

[9] Ⓐ Assured Metric (please refer to External Assurance Report at the end of these Sustainability statements)

Non-occupational related acts of crime (such as among others: non occupational related thefts, assaults) resulting in a fatality, LTI or TRI are not in scope of the reporting.
Lost Time Injuries (LTIs): Occupational injury resulting in more than one-day absence from work.
Total Recordable Injuries (TRIs): LTIs + modified duty injuries + medical treatment injuries.
Supply Employees: Brewery and manufacturing facility employees, including first-tier logistics.
Last-mile logistics/Sales Employees: Last-mile logistics, sales, zone and global corporate employees.

[10] Supply contractors' data only reported as of <2021>, as internal controls regarding the reporting of supply contractor TRIs (MDI & MTI) were not yet sufficiently implemented in prior years, resulting in lower data quality and robustness.

[11] Fatalities data does not include commuting- and community-related fatalities as per AB InBev's reporting definitions. The table also does not include road fatalities of contractors who are fully managed by the contracted firm/ company.
Commuting Fatalities: An incident that occurs while coming to work or going homes, resulting in a fatality to our employee(s).
Community Fatalities: An incident that occurs to people outside of our operations

[12] A Skilled farmer grows an approved variety, has received a crop protocol for that variety and has participated in two technical engagements annually with our agronomists or partners. A Connected commercial farmer: receives insights from SmartBarley or a similar platform. A Connected smallholder farmer receives at least three digital communications during the year on market, weather or agronomic advice. A Financially Empowered commercial farmer has access to cost sharing or risk mitigation tools. A Financially Empowered smallholder farmer receives financial training annually and has access to appropriate financial tools.

[13] Smart Agriculture data is based on annual estimates

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See Our own workers section for AB InBev’s Human Rights Policy. Due diligence is a key enabler of our approach to human rights management: identifying actual and potential impacts and implementing measures to address, prevent and remedy issues that may arise. Responsibility for human rights is shared across relevant functions as well as global and local teams. As an example of how local teams work to identify and address relevant human rights risks, local Legal Compliance teams convene and bring together representatives from teams including Procurement, Sales, Supply, Logistics, People, Corporate Affairs and Marketing to map the value chain in the country and identify potential human rights impacts. During 2023, workshops were held in the Dominican Republic, Mexico and Colombia. Where we work directly with farmers, we have mapped key risks relating to human rights and responsible sourcing. Additionally, our Procurement management system defines the risk management process, which includes human rights risk monitoring and screening. In 2023, we assessed more than 3,500 suppliers. 3.3 Consumers and end users Responsible drinking and moderation We believe beer is part of celebrating life throughout the world and a major engine of economic activity. Data from the World Health Organization (“WHO”) shows that the harmful consumption of alcohol has decreased globally over the last decade. As the world’s leading brewer, we are committed to helping our consumers make smart choices while enjoying our products, and we aim to use the core strengths of our business and invest in evidence-based initiatives to promote “Smart Drinking”. Social Norms Marketing Research indicates that individual patterns of consumption can be improved by reminding consumers that moderation and control are the group norms. Social norms marketing is a combination of evidence-based techniques proven to promote specific positive behaviors. Through social norms marketing, we aim to improve consumption patterns by promoting social norms that produce positive outcomes. Our social norm efforts are built around the following programs: • Investing in social norms marketing campaigns and programs: In 2015, we committed to invest 1 billion USD across our markets in dedicated social marketing campaigns and related programs by the end of 2025. We are 14 on track to meet our goal by 2025, with investment of approximately 900 million USD through 2023. • Adhering to a clear code of Responsible Marketing and Communications (RMCC): The RMCC sets the standards for our marketing and commercial communication worldwide to ensure that our commercial communications are aimed only at individuals above the legal drinking age and are carried out in a socially responsible manner. Our Sales, Marketing, Legal and Corporate Affairs colleagues, contractors, and agencies are trained periodically in matters related to the RMCC. • Establishing Digital Guiding Principles: In 2014, we worked with the International Alliance for Responsible Drinking (IARD) and the World Federation of Advertisers (WFA) to develop the International Digital Guiding Principles (IDGP). These are a set of standards for responsible digital marketing, age affirmation mechanisms, site transparency, user generated content regulation, forward advice notice and a responsible drinking message. Multi-Year Pilots We believe we need to work with communities to reduce harmful drinking and offer impactful evidence-based interventions. Through our Smart Drinking City Pilots, we identified best practices that could be scaled up, we have identified three interventions that we believe can be most impactful in helping to reduce the harmful effects of drinking and are working on making these tools accessible and scalable. • Responsible Beverage Service Trainings: This training program for community point-of-sale professionals, such as bar keepers and servers, aims to promote positive consumer behaviors. • Screenings and Brief Interventions: This preventive program measures an individual’s drinking pattern during outpatient or wellness visits and motivates those identified as being at risk of harmful consumption of alcohol to change their behavior. • Road Safety Initiatives: We support the United Nations goal to halve the number of road traffic fatalities by 2030 and invest in innovative programs to improve road safety and reduce injuries and fatalities from traffic collisions. In 2023, we renewed and expanded our partnership with United Nations Institute for Training and Research to 14 472 million USD of the total amount has been validated through an independent external auditor. The remaining investment figures are under review. Total investment could potentially change based on results of external assurance process results. AB InBev – Annual Report 2023  170 improve road safety. We continue to work with Together for Safer Roads, a private-sector coalition focused on improving road safety. In partnership with local experts, governments and the AB InBev Foundation, we are supporting 53 programs across 21 countries using the evidence-based techniques we tested in our City Pilots. Providing choice in our product portfolio In 2015, we led the industry by setting a goal of expanding our no- and low-alcohol beer volume to represent 20% of our global beer volume by the end of 2025, bringing global attention and eventually momentum to this category. In 2023, 6.83% of our global beer volume was less than 3.5% alcohol by volume (ABV). Although we have been striving to meet our goal, we believe we will not reach the target of 20% by 2025. When measured against the typical 5% ABV for beer, lower-alcohol alternatives are a larger part of our portfolio. Today, products at 4.5% ABV or below represent 54% of our portfolio. We are committed to expanding our portfolio of no-alcohol and lower-alcohol products to give consumers more choice and promote moderation and responsible drinking worldwide. We are furthering this effort by featuring Corona Cero, our fast- growing zero alcohol beer brand, as the leading global Worldwide Olympic Partner brand. Labeling Our labels and secondary packaging are a key touchpoint with consumers. Many countries do not require guidance labels. However, as part of our voluntary guidance labeling initiative, in 26 countries where there is currently no legal mandate for legal warnings, we have updated our label designs on our primary product packaging to provide actionable advice to consumers. Product quality Our passion for beer transfers to our uncompromising commitment to quality to help ensure our consumers enjoy the freshest, best-tasting beers. In our efforts to maintain product safety, we follow a comprehensive quality management system at our breweries and other sites, and we extend these standards to our suppliers. If consumers have questions, comments or issues, they may speak to a company representative by calling our toll-free customer service number, printed on our packaging. In 2023, we experienced a 23% year-on-year reduction in consumer complaints. In 2023, 100% of our sites were internally audited against the BRC Global Standard Food Safety Requirements and 44% of these sites were externally audited. AB InBev, as a consumer product company, may be subject to product recall or other associated liabilities, which could adversely impact our business, reputation and performance. AB InBev – Annual Report 2023  171

4. Governance statements 4.1 Business conduct Business conduct policies Our Code of Business Conduct contains ethical principles and includes policies that define colleagues’ responsibilities and expected behavior, addressing key risk areas such as anti-corruption, human rights, digital ethics and data privacy, harassment and discrimination, and conflict of interest. For more information on this policy, see the Corporate governance statement in this report. Grievance mechanism and investigation process Through our Whistleblower Policy, we encourage colleagues to speak up. We have a zero-tolerance policy toward any threatened or actual retaliation against anyone who, in good faith, raises concerns or participates in an investigation. Any concerns with respect to potential violations of our Code of Business Conduct, policies and applicable laws or regulations can be reported through our Compliance Helpline. This secure means of reporting is available 24/7 for internal and external users. Reports can be filed in different languages, and if desired and permitted by local law, anonymously. All reports are taken seriously and are promptly reviewed by the Ethics & Compliance team. Training and policy awareness AB InBev annually launches a series of mandatory training modules to educate our workforce on our Code of Business Conduct and policies. In addition to trainings, policies are available to all employees online, including versions in multiple languages. To help ensure the correct application and interpretation of the company’s policies, colleagues can seek guidance and request compliance approvals via our Compliance Channel. All submissions undergo comprehensive review by specialized teams. In 2023, our platform received over 2000 requests from colleagues, with dedicated teams diligently following up. Detecting risks Our compliance data analytics and management platform, BrewRIGHT, works to aggregate, standardize and visualize company systems to identify patterns in everyday operations to predict and attempt to identify any potential corruption risk within the company. AB InBev – Annual Report 2023  172

5. Report scope Report Scope AB InBev prepared the 2023 Sustainability statements using the Global Reporting Initiative’s (GRI) Standards and the Sustainability Accounting Standards Board (SASB) Standards as guides. To help determine the content developed, a materiality assessment was conducted, which helped identify the key issues that are of most importance to our stakeholders and our company. The GRI Index and the SASB Index for this year’s statements can be found in Appendix 3 and 4, which is an integral part of these Sustainability statements. The data presented in the 2023 Sustainability statements were gathered and verified with the assistance of content owners across all functions and geographic zones. AB InBev has established processes to support accurate and consistent reporting of Smart Drinking, 2025 Sustainability Goals and safety performance data, as well as key performance indicators (KPIs). In the Limited Assurance Report of the Independent Auditor (section 7 in the 2023 Sustainability statements) and in key places throughout the report, we have identified which metrics have been subject to this independent assurance. Those assured metrics are marked with the symbol Ⓐ. Unless otherwise noted, the scope of the Sustainability statements is aligned with the group’s financial reporting. Environmental data from newly acquired operations are excluded from the running cycle. These facilities will be included in future reporting. Where data are not internally available, for instance due to newly acquired operations, reporting estimates are used. For recycled content in primary packaging and Scope 3 GHG emissions, we estimate values based on a mix of our own and third-party data as these include upstream and/or downstream activities of our organization. The total percentage of Scope 3 emissions follows the Science Based Targets initiative, where at least 66% of emissions are to be included in the target scope. Approximately half of Scope 3 data are our own data and data provided by our suppliers via CDP (formerly the “Carbon Disclosure Project”). Safety data is immediately tracked and monitored for all sites and included unless otherwise stated in text or footnotes. End-of-year incident data in this report is captured in mid-January of the following year and validated based on information from that point. Injuries may develop and change status based on further medical diagnosis, treatment and incident management. This is a consistent practice to enable accurate year-over-year data comparison of a single point in time. Subsequent changes to the injury classification in the years following the reporting year are not considered for current year’s reporting purposes nor in the comparative data of prior years. Global goals on water, energy purchased and GHG emissions presented in this report, as well as KPIs such as energy usage include both our beverage and vertical operations unless stated otherwise in text or footnotes. The use and purchase of energy excludes the energy exported to third parties and certain projects under construction. The excluded use and purchase of energy does not reflect the amount of energy used in our beer brewing processes. For our beverage and vertical operations, including malting and packaging facilities, we use our operations management system VPO. The key performance indicators energy usage, water usage and Scopes 1 and 2 emissions per hectoliter of production (in kilograms CO2/hectoliter) exclude vertical operations. This data is reported annually to CDP. Specific data tables contain footnotes for additional data. Special Operations (SOPs) fulfill one or more criteria including reduced volume, low number of FTEs, complexity of brand mix, unusual products or production processes. These are excluded from the reporting scope. The potential impact of the 67 SOPs facilities accounted for in 2023 is estimated to be 2.7% of the total Scope 1 and 2 emissions. This percentage deviation on emissions equally is the maximum deviation expected for all other KPIs. The following assumptions are applied for the calculation of this percentage: 1) country average of Scopes 1 and 2 emissions per hectoliter is applied, 2) average production volume per country is applied, 3) for experimental centers, the tons of CO2 applied are the same as those for small facilities and 4) for the SOPs verticalized operations, emissions averages from larger existing sites apply. We report renewable electricity by two metrics: operational electricity and contracted electricity. Our primary strategy is to help fund new renewable electricity projects, and as these can take time to build, we believe it is important to report both metrics. The contracted electricity metric tracks the progress of all renewable electricity contracted, regardless of the market in which the renewable electricity was used or if it was used in our operations. The operational electricity measures our actual annual realization towards our goal of 100% renewable electricity in each of the regions where we operate by 2025. AB InBev – Annual Report 2023  173

For recycled content calculation, a weighted average of recycled content is calculated based on purchases for each supplier and recycled content in the material. Our packaging goal applies to our primary packaging, which represents more than 82% of our total packaging volume by weight globally, though our work in circularity extends to secondary packaging and post-consumer waste. For packaging that is not returnable (such as one-way glass bottles, aluminum cans and PET bottles), we are committed to reaching a minimum of 50% recycled content. Data on recycled content percentage is provided by suppliers and tracked on a regular basis. Packaging purchases are derived from AB InBev’s owned procurement system. We engage with packaging suppliers, discussing their key performance indicators, measurements and main projects to enable improving recycled content. For the Scopes 1 and 2 emissions calculation, the facilities in scope described above are included. Scope 3 emissions, which account for information that is beyond our operations and that impacts our supply chain, are estimated values based on a mix of our own and third-party data. The total percentage of Scope 3 emissions follows the Science Based Targets Initiative, where at least 66% of emissions are to be included in target scope. Approximately 50% of Scope 3 data is our own data and data provided by suppliers via CDP. CDP data is used to calculate supplier-based emissions of raw and packaging materials used in the manufacturing of beer. A hybrid approach that has been validated by the Science Based Targets initiative and CDP is used, which entails a mix of own data, supplier data and market estimates. Scope 3 includes the following out of the 15 categories: purchased good and services, upstream and downstream distribution, emissions related to fuel use not included in Scopes 1 and 2, use of product (product cooling, including on and off premise and excluding at-home cooling) and end of product life. Categories excluded include capital goods, waste generated in operations (more than 99% of waste generated is recycled), business travel, commuting, upstream and downstream leased assets, processing of sold products, franchises and investments. These categories represent approximately less than 10% of total Scope 3 emissions. We expect that our ambition to achieve net zero and the supporting data may be revised as measurement standards, modelling methodology and the level of data granularity improve. AB InBev – Annual Report 2023  174

6. Independent Limited Assurance Report Report on selected sustainability information regarding the reporting year 2023 included in the AB InBev Sustainability Statements 2023 To the Board of Directors of AB InBev We have performed a limited assurance engagement on whether Anheuser Bush InBev NV (“AB InBev”)’s selected sustainability information as of and for the year ended December 31, 2023, listed below and marked with the symbol in the AB InBev Sustainability Statements 2023 (the “Selected Information”) has been prepared in accordance with the applied reporting criteria as disclosed in the section Report scope (pp. 173) in the AB InBev Sustainability Statements 2023 (the “Reporting Criteria”). The Selected Information is described below: • Water Use by Hectoliter of Production, Total Water Use in hl (pp. 162) • Total Water Use in Hectoliter, per source (pp. 162) • Water discharges – Total Volume (pp. 162) • Water discharges – Volume by destination (pp. 162) • Water discharges – Volume by treatment (pp. 162) • Water recycled and/or reused volume (pp. 162) • Total Energy purchased and Energy purchased per Hectoliter of Production (pp. 166) • Energy usage per Hectoliter of Production (MJ/hl) (pp. 166) • Percentage of purchased (operational) electricity from renewable sources (pp. 166) • Percentage of contracted electricity from renewable sources (pp. 166) • Total Direct and Indirect GHG Emissions (in metric tons of Co2e) and GHG Emissions per Hectoliter of Production (in kg Co2e/hl) (pp. 166) • Total Direct and Indirect GHG emissions (in metric tons of Co2e), per zone (pp. 166) • Total Scope 3 GHG Emissions (in metric tons of Co2e) and per Hectoliter of Production (in kg Co2e/hl) (pp. 166) • Percentage of returnable primary packaging (pp. 167) • Percentage of recycled content in primary packaging (pp. 167) • Lost Time Injuries (LTI) – Supply Employees, Last-mile logistics / Sales Employees (pp. 169) • Total Recordable Injuries (TRI) – Supply Employees (pp. 169) • Fatalities (pp. 169) Based on the procedures performed and evidence obtained, nothing has come to our attention to cause us to believe that AB InBev’s Selected Information as of and for the year ended December 31, 2023 is not prepared, in all material respects, in accordance with the Reporting Criteria. Our conclusion on the Selected Information does not extend to any other information that accompanies or contains the Selected Information and our assurance report. Basis for conclusion We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000 (Revised), Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the International Auditing and Assurance Standards Board (IAASB). Our responsibilities under this standard are further described in the “Our responsibilities” section of our report. We have complied with the independence and other ethical requirements of the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA). Our firm applies International Standard on Quality Management (ISQM) 1, Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services Engagements, issued by the IAASB. AB InBev – Annual Report 2023  175

This standard requires the firm to design, implement and operate a system of quality management, including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Responsibilities for the Selected Information The management of AB InBev is responsible for • designing, implementing and maintaining internal control relevant to the preparation of the Selected Information that is free from material misstatement, whether due to fraud or error; • selecting or developing suitable criteria for preparing the Selected Information and appropriately referring to or describing the criteria used; and • preparing the Selected Information in accordance with the Reporting Criteria. Our responsibilities We are responsible for: • planning and performing the engagement to obtain limited assurance about whether the Selected Information is free from material misstatement, whether due to fraud or error; • forming an independent conclusion, based on the procedures we have performed and the evidence we have obtained; and • reporting our conclusion to the Board of Directors of AB InBev. We exercised professional judgment and maintained professional skepticism throughout the engagement. We designed and performed our procedures to obtain evidence about the selected Information that is sufficient and appropriate to provide a basis for our conclusion. Our procedures selected depended on our understanding of the Selected Information and other engagement circumstances, and our consideration of areas where material misstatements are likely to arise. In carrying out our engagement, we: • Interviewed relevant staff responsible for providing the information, for carrying out internal control procedures on the Selected Information and consolidating the data in the AB InBev Sustainability Statements 2023; • Performed site visits to seven production sites in South-Africa (two sites), Brazil, China, Belgium, the United States of America and Mexico aimed at, on a local level, validating source data and evaluating the design and implementation of internal control and validation procedures; • Reviewed relevant internal and external documentation, on a limited test basis, in order to determine the reliability of the Selected Information; • Evaluated for a selection of estimates included in the Selected Information the plausibility of the identified methods and selected assumptions, as well as the relevance and reliability of selected data sources used for their determination, and verifying the mathematical accuracy of the underlying calculations; • Performed preliminary and final analytical review procedures to confirm our understanding of trends in the Selected Information at site and corporate level. The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Brussels, 29 February 2024 KPMG Bedrijfsrevisoren Mike Boonen - Bedrijfsrevisor AB InBev – Annual Report 2023  176

7. Disclosures pursuant to Article 8 of the Taxonomy Regulation

Overview of the EU Taxonomy Regulation

This section contains the EU Taxonomy disclosures required by Article 8 of Regulation 2020/852 (the EU Taxonomy Regulation). Article 9 of the EU Taxonomy Regulation identifies the following six environmental objectives:

1. climate change mitigation,
2. climate change adaptation,
3. the sustainable use and protection of water and marine resources,
4. the transition to a circular economy,
5. pollution prevention and control, and
6. the protection and restoration of biodiversity and ecosystems.

The EU has published a catalog of economic activities that can be considered for these objectives (the Delegated Regulations). Our view is that our core economic activities related to producing and selling beer are not covered by the Delegated Regulations and consequently are not currently considered for Taxonomy purposes. For reporting in 2023, the proportion of Taxonomy-eligible and "aligned" economic activities in turnover, capital expenditure (Capex) and operating expenditure (Opex) must be disclosed for the first two environmental objectives. Moreover, the proportion of Taxonomy-eligible economic activities in turnover, Capex and Opex must be disclosed for the remaining four environmental objectives.

Application of the EU Taxonomy Regulation

The amounts used for the calculation of the turnover, Capex and Opex ratios are based on the reported data in the consolidated financial statements. As none of our revenue-generating activities are described currently in the Delegated Regulations, our EU Taxonomy-eligible turnover for 2023 is zero. For the same reason, we do not report any Capex related to assets or processes associated with taxonomy-aligned economic activities or Capex that is part of a plan to expand taxonomy-aligned economic activities. Consequently, we only report Capex and related Opex resulting from the acquisition of products classified as taxonomy-eligible economic activities (and are not directly related to our turnover-generating activities). As these activities are not tied directly to our core revenue-generating activities, our current Taxonomy-eligible Capex and Opex ratios are by year-end 2023 approximately 1%[15] and 3%[16] respectively.

If and when the specific economic activity "manufacturing of food products and beverages" is added to the future Delegated Regulations, we expect our key performance indicators for Taxonomy-eligible turnover, Capex and Opex to substantially increase.

Using the guidance provided in the Regulation to screen our Taxonomy-eligible activities, our current Taxonomy-aligned Capex and Opex ratios are by year-end 2023 approximately 50%[17] and 48%[18], respectively. As AB InBev's core economic activities related to producing and selling beer are not covered by the Delegated Regulations, we are using a simplified version of the full table prescribed in EU regulation 2021/2178. The detailed tables can be found in **Appendix 1**, which is an integral part of these Sustainability statements.

	Proportion of Capex (%)	Proportion of Opex (%)
A. Taxonomy-eligible activities	**1%**	**3%**
A1. Taxonomy-aligned activities	50%	48%
A2. Taxonomy-eligible but not Taxonomy-aligned activities	50%	52%
B. Taxonomy-non-eligible activities	**99%**	**97%**
TOTAL (A+B)	**100%**	**100%**

[15] Eligible Capex KPI is defined as Taxonomy-eligible Capex (numerator) divided by our total Capex (denominator). Total Capex includes additions to property, plant and equipment, intangible assets (excluding goodwill), and right-of-use assets, including additions resulting from business combinations. Our total Capex can be reconciled to notes 13 and 15 of our consolidated financial statements.
[16] Eligible Opex KPI is defined as Taxonomy-eligible Opex (numerator) divided by our total Opex (denominator). Total Opex consists of direct non-capitalized costs that relate to research and development, building renovation measures, short-term lease and maintenance and repair and can be found in various lines in our income statement.
[17] Aligned Capex KPI is defined as Taxonomy-aligned Capex (numerator) divided by our Taxonomy-eligible Capex (denominator).
[18] Aligned Opex KPI is defined as Taxonomy-aligned Opex (numerator) divided by our Taxonomy-eligible Opex (denominator).

AB InBev – Annual Report 2023 | 177

It is relevant to clarify that “non-eligibility” under the EU Taxonomy Regulation refers to the fact that the activities at present remain outside of the scope of the economic activities for which technical screening criteria have been developed under the Delegated Regulations. As such, non-eligible actives under the EU Taxonomy should not be interpreted as an indication of our sustainability performance or ambition. Additionally, we would expect these key performance indicators to increase as the four remaining environmental objectives are added to the Delegated Regulations and additional activities are included in the criteria for all environmental objectives. The EU Taxonomy will evolve, and the delegated acts will be integrated progressively, to include all the activities with the potential to contribute to the six environmental objectives. We may revise the definitions used to derive alignment data, as we continue to develop our understanding of the EU Taxonomy. Although these ratios do not currently concern our core activities, we have analyzed the eligibility and alignment ratios. Capex and Opex for activities performed outside the EU were deemed in many cases not Taxonomy-aligned for this report. AB InBev does not engage in activities related to fossil gas and nuclear energy. Template 1 of Annex XII of Delegated Regulation (EU) 2021/2178 can be found in Appendix 2, which is an integral part of these Sustainability statements. Current other activities and outlook on our potential for Taxonomy- eligibility and alignment going forward We continue to explore ways to reduce our emissions through our commercial strategy and invest in the decarbonization of our operations and value chain as part of our 2025 Climate Action Goal and our ambition to achieve net zero by 2040. We will continue to assess our Taxonomy-eligible and -aligned activities considering the evolving legal framework of the EU Taxonomy Regulation and to further integrate the requirements of the EU Taxonomy framework in our business model and reporting policies and procedures. AB InBev – Annual Report 2023  178

APPENDIX 1A – TURNOVER & OPEX

This Appendix is an integral part of the Sustainability statements.

Proportion of Turnover from products/services associates with EU Taxonomy activities		Year 2023		Substantial contribution criteria						DNSH criteria ("Does Not Significantly Harm")									
Economic Activities	Code	Turnover ($m)	Proportion of Turnover year 2023	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Minimum Safeguards	% of Taxonomy aligned (A.1.) or eligible (A.2.) Turnover, year 2022	Category enabling activity	Category transitional activity
A. TAXONOMY ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1)		**0**	**0.0%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**								**0.0%**		
Of which enabling		0	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%									E	
Of which transitional		0	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%										T
A.2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
Turnover of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		**0**	**0.0%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**								**0.0%**		
A. Turnover of Taxonomy eligible activities (A.1+A.2)		**0**	**0.0%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**								**0.0%**		
B. TAXONOMY NON-ELIGIBLE ACTIVITIES																			
Turnover of Taxonomy-non- eligible activities		**59,380**	**100.0%**														**100.0%**		
TOTAL (A + B)		**59,380**	**100.0%**														**100.0%**		

Proportion of OpEx from products/services associates with EU Taxonomy activities		Year 2023		Substantial contribution criteria						DNSH criteria ("Does Not Significantly Harm")									
Economic Activities	Code	OpEx ($m)	Proportion of OpEx year 2023	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Minimum Safeguards	% of Taxonomy aligned (A.1.) or eligible (A.2.) OpEx, year 2022	Category enabling activity	Category transitional activity
A. TAXONOMY ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
Installation, maintenance, repair of energy efficiency equipment	CCM 7.3	10	1.5%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	1.0%	E	
OpEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		**10**	**1.5%**	**1.5%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**								**1.0%**		
Of which enabling		10	100.0%	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%									E	
Of which transitional		0	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%										T
A.2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
Installation, maintenance, repair of energy efficiency equipment	CCM 7.3	6	0.9%	N	N/EL	N/EL	N/EL	N/EL	N/EL										
Nature-based solutions for flood and drought risk prevention and protection	WTR 3.1	5	0.8%																
OpEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		**11**	**1.6%**	**0.9%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**								**1.0%**		
A. OpEx of Taxonomy eligible activities (A.1+A.2)		**21**	**3.2%**	**2.4%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**								**2.0%**		
B. TAXONOMY NON-ELIGIBLE ACTIVITIES																			
OpEx of Taxonomy-non- eligible activities		**650**	**96.8%**														**98.0%**		
TOTAL (A + B)		**671**	**100.0%**														**100.0%**		

AB InBev – Annual Report 2023 | 179

APPENDIX 1B - CAPEX

This Appendix is an integral part of the Sustainability statements.

Proportion of CapEX from products/services associates with EU Taxonomy activities	Year 2023			Substantial contribution criteria						DNSH criteria ("Does Not Significantly Harm")									
Economic Activities	Code	CapEx ($m)	Proportion of CapEx year 2023	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Minimum Safeguards	% of Taxonomy aligned (A.1.) or eligible (A.2.) CapEx, year 2022	Category enabling activity	Category transitional activity
A. TAXONOMY ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
Installation, maintenance, repair of energy efficiency equipment	CCM 7.3	6	0.1%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.2%	E	
Production of heat/cool from bioenergy	CCM 4.24	2	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0%		
Production of heat/cool using waste heat	CCM 4.25	4	0.1%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0%		
Installation, maintenance and repair of instruments and devices for measuring, regulating and controlling energy performance in buildings	CCM 7.5	3	0.1%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.1%		
Installation, maintenance and repair of renewable energy technologies on-site	CCM 7.6	2	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0%		
Close to market research, development and innovation	CCA 9.2	2	0.0%	N/EL	Y	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0%	E	
CapEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		**19**	**0.3%**	**0.3%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**								**0.3%**		
Of which enabling		8	43.5%	33.1%	10.4%	0.0%	0.0%	0.0%	0.0%									E	
Of which transitional		0	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%										T
A.2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
Installation, maintenance, repair of energy efficiency equipment	CCM 7.3	4	0.1%	N	N/EL	N/EL	N/EL	N/EL	N/EL										
Production of heat/cool from bioenergy	CCM 4.24	1	0.0%	N	N/EL	N/EL	N/EL	N/EL	N/EL										
Production of heat/cool using waste heat	CCM 4.25	2	0.0%	N	N/EL	N/EL	N/EL	N/EL	N/EL										
Installation, maintenance and repair of instruments and devices for measuring, regulating and controlling energy performance in buildings	CCM 7.5	2	0.0%	N	N/EL	N/EL	N/EL	N/EL	N/EL										
Installation, maintenance and repair of renewable energy technologies on-site	CCM 7.6	1	0.0%	N	N/EL	N/EL	N/EL	N/EL	N/EL										
Water supply	WTR 2.1	9	0.2%																
CapEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		**19**	**0.3%**	**0.2%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**								**0.6%**		
A. CapEx of Taxonomy eligible activities (A.1+A.2)		**38**	**0.7%**	**0.7%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**								**0.9%**		
B. TAXONOMY NON-ELIGIBLE ACTIVITIES																			
CapEx of Taxonomy-non- eligible activities		**5,529**	**99.3%**														**99.1%**		
TOTAL (A + B)		5,567	100.0%														100.0%		

AB InBev – Annual Report 2023 | 180

APPENDIX 2 – NUCLEAR AND FOSSIL GAS RELATED ACTIVITIES (TEMPLATE 1) This Appendix is an integral part of the Sustainability statements. Nuclear energy related activities The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative 1 NO electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce 2 electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well NO as their safety upgrades, using best available technologies The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or 3 process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear NO energy, as well as their safety upgrades Fossil gas related activities The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce 4 NO electricity using fossil gaseous fuels The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power 5 NO generation facilities using fossil gaseous fuels The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that 6 NO produce heat/cool using fossil gaseous fuels AB InBev – Annual Report 2023  181

APPENDIX 3 – GRI INDEX

This Appendix is an integral part of the Sustainability statements. AB InBev has reported the information cited in this GRI content index for 2023 with reference to the GRI Standards. The index includes the reported disclosures from the referred to GRI Standards, as guided by our materiality assessment.

GRI 1: Foundation 2021

Disclosure number	Disclosure name	Source
Universal Standard		
GRI 2: General Disclosures 2021		
GRI 2-1	Organizational details	Legal name: Anheuser-Busch InBev SA/NV Location of its headquarters: Anheuser-Busch InBev Global Headquarters, Brouwerijplein,1, 3000 Leuven, Belgium Nature of ownership and legal form: Anheuser-Busch InBev (AB InBev) is a company incorporated under Belgian law Countries of operation: AR pp. 11
GRI 2-2	Entities included in the organization's sustainability reporting	Sustainability statements *"1.General Statements" and "6. Report scope"* Financial Statement, pp. 149 Annual Report, pp. 11
GRI 2-3	Reporting period, frequency and contact point	Reporting period: January 1 2023 to December 31 2022 Reporting frequency: annual Contact point for questions about the report or reported information: corporategovernance@ab-inbev.com
GRI 2-4	Restatements of information	Sustainability statements *"6. Report scope"*
GRI 2-5	External assurance	Sustainability statements *"7. Independent Limited Assurance Report"*
GRI 2-6	Activities, value chain and other business relationships	Annual Report pp. 10, 11
GRI 2-7	Employees	Annual Report pp. 5, 4 Sustainability statements *"3. Social statements"*
GRI 2-8	Workers who are not employees	Not disclosed
GRI 2-9	Governance structure and composition	Sustainability statements *"1. General statements"* AB InBev Corporate Governance Charter
GRI 2-10	Nomination and selection of the highest governance body	Sustainability statements *"1. General statements"* AB InBev Corporate Governance Charter
GRI 2-11	Chair of the highest governance body	AB InBev Corporate Governance Charter
GRI 2-12	Role of the highest governance body in overseeing the management of impacts	Sustainability statements *"1. General statements"* AB InBev Corporate Governance Charter s
GRI 2-13	Delegation of responsibility for managing impacts	Sustainability statements *"1. General statements"* AB InBev Corporate Governance Charter
GRI 2-14	Role of the highest governance body in sustainability reporting	Sustainability statements *"1. General statements"* AB InBev Corporate Governance Charter
GRI 2-15	Conflicts of interest	AB InBev Corporate Governance Charter
GRI 2-16	Communication of critical concerns	AB InBev Corporate Governance Charter
GRI 2-17	Collective knowledge of the highest governance body	Sustainability statements *"1. General statements"*

AB InBev – Annual Report 2023 | 182

Disclosure number	Disclosure name	Source
		AB InBev Corporate Governance Charter
GRI 2-18	Evaluation of performance of highest governance body	Not disclosed
GRI 2-19	Remuneration policies	Sustainability statements *"1. General statements"* AB InBev Corporate Governance Charter
GRI 2-20	Process to determine remuneration	AB InBev Corporate Governance Charter
GRI 2-21	Annual total compensation ratio	Corporate Governance Statement of the Annual Report pp. 188
GRI 2-22	Statement on sustainable development strategy	AB InBev Corporate Governance Charter
GRI 2-23	Policy commitments	AB InBev Corporate Governance Charter
GRI 2-24	Embedding policy commitments	Sustainability statements *"1. General statements"*
GRI 2-25	Processes to remediate negative impacts	Sustainability statements *"1. General statements"* Sustainability statements *"2. Environmental statements"* Sustainability statements *"3. Social statements"* Sustainability statements *"3 Social statements"*
GRI 2-26	Mechanisms for seeking advice and raising concerns	Sustainability statements *"4 Governance statements"*
GRI 2-27	Compliance with laws and regulations	Sustainability statements *"4 Governance statements"*
GRI 2-28	Membership associations	Sustainability statements *"1. General statements"*
GRI 2-29	Approach to stakeholder engagement	Sustainability statements *"1. General statements"*
GRI 2-30	Collective bargaining agreements	Global Human Rights Policy
GRI 3: Material Topics 2021		
GRI 3-1	Process to determine material topics	Sustainability statements *"1. General statements"*
GRI 3-2	List of material topics	Sustainability statements *"1. General statements"*
GRI 3-3	Management of material topics	Sustainability statements *"1. General statements"*
Topic Standard		
GRI 201: Economic Performance 2016		
GRI 201-1	Direct economic value generated and distributed	Annual Report, pp. 45
GRI 201-2	Financial implications and other risks and opportunities due to climate change	Sustainability statements *"2. Environmental statements"*
GRI 205: Anti-corruption 2016		
GRI 205-2	Communication and training about anti-corruption policies and procedures	Sustainability statements *"4 Governance statements"*
GRI 301: Materials 2016		
GRI 301-2	Recycled input materials used	Sustainability statements *"2. Environmental statements – Circular economy and resource use"*
GRI 302: Energy 2016		
GRI 302-1	Energy consumption within the organization	Sustainability statements *"2. Environmental statements – Climate"*
GRI 302-3	Energy intensity	Sustainability statements *"2. Environmental statements – Climate"*
GRI 302-4	Reduction of energy consumption	Annual Report, pp. 38
GRI 303: Water and Effluents 2018		
GRI 303-1	Interactions with water as a shared resource	Sustainability statements *"2. Environmental statements – Water"*
GRI 303-2	Management of water discharge-related impacts	Sustainability statements *"2. Environmental statements – Water"*; submitted to CDP on an annual basis Sustainability statements *"2. Environmental statements – Agricultural and natural ecosystems"*

AB InBev – Annual Report 2023 | 183

Disclosure number	Disclosure name	Source
GRI 303-3	Water withdrawal	Sustainability statements "2. *Environmental statements – Water*"; submitted to CDP on an annual basis
GRI 303-4	Water discharge	Sustainability statements "2. *Environmental statements – Water*"; submitted to CDP on an annual basis
GRI 303-5	Water consumption	Sustainability statements "2. *Environmental statements – Water*"; submitted to CDP on an annual basis
GRI 304: Biodiversity 2016		
GRI 304-2	Significant impacts of activities, products and services on biodiversity	Sustainability statements "2. *Environmental statements – Agricultural and natural ecosystems*"
GRI 304-3	Habitats protected or restored	Sustainability statements "2. *Environmental statements – Agricultural and natural ecosystems*"
GRI 305: Emissions 2016		
GRI 305-1	Direct (Scope 1) GHG emissions	Sustainability statements "2. *Environmental statements – Climate*"
GRI 305-2	Energy indirect (Scope 2) GHG emissions	Sustainability statements "2. *Environmental statements – Climate*"
GRI 305-3	Other indirect (Scope 3) GHG emissions	Sustainability statements "2. *Environmental statements – Climate*"
GRI 305-4	GHG emissions intensity	Sustainability statements "2. *Environmental statements – Climate*"
GRI 305-5	Reduction of GHG emissions	Sustainability statements "2. *Environmental statements – Climate*"
GRI 306: Waste 2020		
GRI 306-1	Waste generation and significant waste-related impacts	Sustainability statements "2. *Environmental statements – Circular economy and resource use*"
GRI 306-2	Management of significant waste-related impacts	Sustainability statements "2. *Environmental statements – Circular economy and resource use*"
GRI 306-4	Waste diverted from disposal	Sustainability statements "2. *Environmental statements – Circular economy and resource use*"
GRI 308: Supplier Environmental Assessment 2016		
GRI 308-1	New suppliers that were screened using environmental criteria	Global Responsible Sourcing Policy
GRI 308-2	Negative environmental impacts in the supply chain and actions taken	Sustainability statements "2. *Environmental statements – Water*" Sustainability statements "2. *Environmental statements – Climate*" Sustainability statements "2. *Environmental statements – Circular economy and resource use*" Sustainability statements "2. *Environmental statements – Agricultural and natural ecosystems*"
GRI 403: Occupational Health and Safety 2018		
GRI 403-1	Occupational health and safety management system	Sustainability statements "3. *Social statements – Our own workforce*"
GRI 403-4	Worker participation, consultation, and communication on occupational health and safety	Sustainability statements "3. *Social statements – Our own workforce*"
GRI 403-5	Worker training on occupational health and safety	Sustainability statements "3. *Social statements – Our own workforce*"
GRI 403-6	Promotion of worker health	Sustainability statements "3. *Social statements – Our own workforce*"
GRI 403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	Sustainability statements "3. *Social statements – Our own workforce*"
GRI 403-8	Workers covered by an occupational health and safety management system	Sustainability statements "3. *Social statements – Our own workforce*"
GRI 403-9	Work-related injuries	Sustainability statements "3. *Social statements – Our own workforce*"
GRI 405: Diversity and Equal Opportunity 2016		
GRI 405-1	Diversity of governance bodies and employees	Sustainability statements "3. *Social statements – Our own workforce*"
GRI 405-2	Ratio of basic salary and remuneration of women to men	Sustainability statements "3. *Social statements – Our own workforce*"

AB InBev – Annual Report 2023 | 184

Disclosure number Disclosure name Source GRI 407: Freedom of Association and Collective Bargaining 2016 GRI 407-1 Operations and suppliers in which the right to freedom of Global Human Rights Policy; Global Responsible Sourcing Policy association and collective bargaining may be at risk GRI 408: Child Labor 2016 GRI 408-1 Operations and suppliers at significant risk for incidents of Global Human Rights Policy, Global Responsible Sourcing Policy child labor GRI 409: Forced or Compulsory Labor 2016 GRI 409-1 Operations and suppliers at significant risk for incidents of Global Human Rights Policy, Global Responsible Sourcing Policy forced or compulsory labor GRI 413: Local Communities 2016 GRI 413-1 Operations with local community engagement, impact Annual Report, pp. 36 assessments, and development programs GRI 414: Supplier Social Assessment 2016 GRI 414-1 New suppliers that were screened using social criteria Global Responsible Sourcing Policy GRI 414-2 Negative social impacts in the supply chain and actions Sustainability statements “3. Social statements – Workers in the value chain” taken GRI 416: Customer Health and Safety 2016 GRI 416-1 Assessment of the health and safety impacts of product Sustainability statements “3. Social statements – Consumers and end users” and service categories GRI 417: Marketing and Labeling 2016 GRI 417-1 Requirements for product and service information and Sustainability statements “3. Social statements – Consumers and end users” labeling AB InBev – Annual Report 2023  185

APPENDIX 4 - SASB INDEX

Table 1. Sustainability Disclosure Topics & Accounting Metrics

Topic	Accounting metric	Category	Unit of measure	Code	Data	Reference
Energy Management	(1) Total energy consumed (2) Percentage grid electricity (3) Percentage renewable	Quantitative	Gigajoules (GJ), Percentage (%)	FB-AB-130a.1	1. Total GJ of energy (in millions): 52.94 2. Total GJ of energy purchased (in millions): 50.03 3. % Renewable Electricity - Operational: 73.6%. % Renewable Electricity - Contracted: 100%	Sustainability statements "2. *Environmental statements – Climate*"
Water Management	(1) Total water withdrawn (2) Total water consumed, percentage of each in regions with High or Extremely High Baseline Water Stress	Quantitative	Percentage (%), Billion hl	FB-AB-140a.1	1. Brewery water intake by source: Ground water (40.3%), Surface water (18.8%), Third party (40.9%), Rain water: (<0.1%) 2. (2) Total water use (billion hl): 1.44. Total water use by hectoliter of production (hl/hl): 2.53	Sustainability statements "2. *Environmental statements – Water*"
	Description of water management risks and discussion of strategies and practices to mitigate those risks	Discussion and Analysis	N/A	FB-AB-140a.2	100% of sites located in high-stress areas have analyzed local water challenges. 100% of sites located in high-stress areas have started implementation solutions. 20 of sites located in high-stress areas have begun seeing measurable impact 100% of our communities in high-stress areas will have measurably improved water availability and quality by 2025 Water use efficiency ratio: 2.30 (hl/hl)	Sustainability statements "2. *Environmental statements – Water and Agricultural and natural ecosystems*"
Responsible Drinking & Marketing	Percentage of total advertising impressions made on individuals at or above the legal drinking age	Quantitative	Percentage (%)	FB-AB-270a.1	All advertising impressions are targeted to those above the legal drinking age. Our Responsible Marketing and Communications Code	Sustainability statements "3. *Social statements – Consumers and end users*"
	Number of incidents of non-compliance with industry or regulatory labeling and/or marketing codes	Quantitative	Number	FB-AB-270a.2	We have updated our label designs on 100% of our primary product packaging in all 26 countries where mandatory labeling is not required. Today, our labels share clear, actionable information on how consumers can reduce harmful drinking.	Sustainability statements "3. *Social statements – Consumers and end users*"
	Total amount of monetary losses as a result of legal proceedings associated with marketing and/or labeling practices	Quantitative	Reporting currency	FB-AB-270a.3	N/A	
	Description of efforts to promote responsible consumption of alcohol	Discussion and Analysis	N/A	FB-AB-270a.4	Invest one billion USD across our markets in dedicated social marketing campaigns and related programs by the end of 2025. We are on track to meet our goal by 2025, with investment of approximately USD 900 million USD through 2023[19] Our Responsible Marketing and Communications Code Member of the International Alliance for Responsible Drinking (IARD).	Sustainability statements "*3.Social statements – Consumers and end users*"

[19] 472 million USD of the total amount has been validated through an independent external auditor. The remaining investment figures are under review. Total investment could potentially change based on results of external assurance process results.

AB InBev – Annual Report 2023 | 186

Packaging Lifecycle Management	(1) Total weight of packaging, (2) Percentage made from recycled and/or renewable materials, (3) Percentage that is recyclable, reusable and/or compostable	Quantitative	Metric tons (t), Percentage (%)	FB-AB-410a.1	1. N/A 2. % Recycled content in primary packaging: Glass: 48.3%, Cans: 61.3%, PET: 42.6% 3. Returnable packaging: 41.2%. 77.5% of our products were in either returnables (kegs and returnable glass bottles) or made from majority recycled content (cans portfolio with more than 50% recycled content)	Sustainability statements "2. *Environmental statements – Resource use and circular economy"*
	Discussion of strategies to reduce the environmental impact of packaging throughout its lifecycle	Discussion and Analysis	N/A	FB-AB-410a.2	100% of our products will be in packaging that is returnable or made from majority recycled content by 2025. Our packaging goal applies to our primary packaging which represents more than 83.3% of our total packaging volume by weight globally, though our work in circularity extends to secondary packaging and post-consumer waste.	Sustainability statements "2. *Environmental statements – Resource use and circular economy"*
Environmental & Social Impacts of Ingredient Supply Chain	Suppliers' social and environmental responsibility audit (1) non-conformance rate (2) associated corrective action rate for (a) major and (b) minor non-conformances	Quantitative	Rate	FB-AB-430a.1	1. (1) N/A 2. (2) N/A Human rights due diligence Model, Human Rights Policy and Responsible Sourcing Policy, based on the United Nations Guiding Principles on Business and Human Rights	Sustainability statements "3. *Social statements – Own workforce and Workers in the value chain"*
Ingredient Sourcing	Percentage of beverage ingredients sourced from regions with high or extremely high baseline water stress	Quantitative	Percentage (%) by cost	FB-AB-440a.1	N/A	
	List of priority beverage ingredients and description of sourcing risks due to environmental and social considerations	Discussion and Analysis	N/A	FB-AB-440a.2	Our priority crops include barley, rice, hops, maize, sorghum and cassava. Social and environmental considerations for these supply chains are discussed in the Sustainable Agriculture and TCFD sections of this report.	Sustainability statements "2. *Environmental statements – Resource use and circular economy"*

Table 2. Activity Metrics

Activity metric	Category	Unit of measure	Code	Data	Reference
Volume of products sold	Quantitative	Millions of hectoliters (Mhl)	FB-AB-000.A	584.73 million hl	Annual Report pp. 5
Number of production facilities	Quantitative	Number	FB-AB-000.B	Approximately 172 major breweries and 38 verticalized operations (including hop farms and barley malting facilities)	Annual Report pp. 5, 10
Total fleet road miles traveled	Quantitative	Miles	B-AB-000.C	N/A	N/A

AB InBev – Annual Report 2023 | 187

CORPORATE GOVERNANCE STATEMENT TABLE OF CONTENTS INTRODUCTION 189 THE BOARD OF DIRECTORS 192 CHIEF EXECUTIVE OFFICER AND EXECUTIVE MANAGEMENT 199 SENIOR LEADERSHIP TEAM 200 INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS 203 SHAREHOLDERS’ STRUCTURE 205 ITEMS TO BE DISCLOSED PURSUANT TO ARTICLE 34 OF THE BELGIAN ROYAL DECREE OF 14 NOVEMBER 2007 208 REMUNERATION 214 AB InBev - Annual report 2023 - 188

1. Introduction 1.1. The Belgian Code on Corporate Governance The corporate governance practices of Anheuser-Busch InBev are reflected in its Corporate Governance Charter, which is available on https://www.ab-inbev.com/investors/corporate-governance/corporate-governance-documents.html. The Charter is regularly updated. Anheuser-Busch InBev is a company incorporated under Belgian law with a primary listing on Euronext Brussels (Euronext: ABI) and with secondary listings on the Mexico Stock Exchange (MEXBOL: ANB) and the Johannesburg Stock Exchange (JSE: ANH) (ISIN: BE0974293251) and with American Depositary Shares (“ADSs”) listed on the New York Stock Exchange. As a Belgian company with a primary listing on Euronext Brussels, Anheuser-Busch InBev adheres to the principles and provisions of the 2020 Belgian Corporate Governance Code (www.corporategovernancecommittee.be) (“the Corporate Governance Code”), taking into account its specific status as a multinational group with secondary listings in Mexico and Johannesburg and with ADSs listed in New York. In line with AB InBev’s specific shareholding structure and the global nature of its operations, the company has departed in 2023 from the following soft-law principles of the Corporate Governance Code: Principle 4.19 of the Corporate Governance Code: “the Board should set up a nomination committee with the majority of its members comprising independent non-executive board members” - The Board of Directors appoints the chairman and members of the Nomination Committee from among the directors. As the committee is composed exclusively of non-executive directors, including one independent director, who all are independent of management and free from any business relationship that could materially interfere with the exercise of their independent judgment, the Board considers that the composition of this committee achieves the aim of Principle 4.19 of the Corporate Governance Code. Principle 7.6 of the Corporate Governance Code: “A non-executive board member should receive part of their remuneration in the form of shares in the company. These shares should be held until at least one year after the non-executive board member leaves the board and at least three years after the moment of award. However, no stock options should be granted to non-executive board members” - The share-based component of the directors’ remuneration is paid in the form of Restricted Stock Units. Such Restricted Stock Units vest after five years and, upon vesting, entitle their holders to one AB InBev share per Restricted Stock Unit (subject to any applicable withholdings). The shares delivered to directors upon vesting of the Restricted Stock Units are not subject to a lock-up of three years after the date of delivery and one year after the date of departure of the relevant director. However, the Board considers that the five- year vesting period of the Restricted Stock Units fosters a sustainable and long-term commitment of the directors to shareholder value creation that addresses the goal of Principle 7.6 of the Corporate Governance Code. 1.2. New York Stock Exchange Listing Further to the New York Stock Exchange listing of ADSs representing ordinary shares of AB InBev, the New York Stock Exchange Corporate Governance rules for Foreign Private Issuers are applicable to the company. AB InBev has also registered under the US Securities and Exchange Act of 1934, as amended. As a result, it is also subject to the US Sarbanes- Oxley Act of 2002 and to certain US Securities laws and regulations relating to corporate governance. AB InBev – Annual Report 2023  189

1.3. Specific Corporate Governance initiatives 1.3.1. FOSTERING ETHICAL CONDUCT The Board of Directors and management of AB InBev are committed to promoting and maintaining the highest standards of ethical behavior and transparency. This guides everything that AB InBev does as an organization, and serves as its foundation for creating a future with more cheers. AB InBev has established ethical rules and internal codes and policies to reinforce this commitment. The Code of Business Conduct sets out the ethical standards which all colleagues around the world are expected to adhere to and provides guidance for interactions with third parties. During 2023, the Code of Business Conduct was updated to reinforce key principles and policies. It requires colleagues to comply with all applicable laws, disclose any relevant conflicts of interests, to act in the best interests of the company, and conduct all dealings in an honest and ethical manner. It covers confidentiality of information, limits on offering or accepting gifts or entertainment, and the appropriate use of the company’s property. The Code of Business Conduct includes policies which define colleagues’ responsibilities and expected behavior, and includes the Global Anti-Corruption, Human Rights, Data Privacy, Anti-Harassment and Anti-Discrimination, and Conflict of Interest Policies. As an example, the Global Anti-Corruption Policy states that AB InBev’s employees are strictly prohibited from, either directly or indirectly, giving, offering, promising, or authorizing anything of value, to anyone with the intent to exert improper influence or inducement, secure an improper commercial advantage for the company, or serve as a reward for past improper conduct. In line with this commitment to integrity, AB InBev encourages its colleagues and third parties to speak up through a global whistle-blowing system. This system provides a simple, secure, confidential and, if desired, anonymous manner to raise concerns or report actual or suspected violations of law or policies. The company also uses technology and its BrewRIGHT digital risk analytics systems to proactively monitor risk and potential violations of policy. 1.3.2. DEMONSTRATING COMMITMENT TO SHAREHOLDER COMMUNICATION AB InBev is committed to creating value for its shareholders. The company encourages its shareholders to take an active interest in the company. In support of this objective, it provides quality information, in a timely fashion, through a variety of communication tools. These include annual reports, half-yearly reports, sustainability reporting, quarterly statements, financial results announcements, briefings, and a section that is dedicated to investors on the AB InBev website (www.ab-inbev.com/investors.html). AB InBev recognizes that a commitment to disclosure builds trust and confidence with shareholders and the public in general. The company adopted a Disclosure Manual to demonstrate its commitment to best practices in transparency. This manual is designed to promote full, consistent and timely disclosure of company activities. 1.3.3. UPHOLDING SHAREHOLDER RIGHTS Prior to the annual shareholders’ meeting, shareholders are invited to submit any questions they have for the Chairman or the CEO for discussion during the meeting. The agenda for the shareholders’ meeting and all related documents are also posted on the AB InBev website at least 30 days in advance of any shareholders’ meeting. Shareholders have the right to vote on various resolutions related to company matters. If they are unable to attend a meeting, they can submit their votes by mail or appoint a proxy. Minutes of the meetings and results of the votes are posted on the AB InBev website shortly after the meeting (www.ab- inbev.com/investors/corporate-governance/shareholder-meetings.html). The convening notice for the upcoming annual shareholders’ meeting to be held on 24 April 2024 will be published on 22 March 2024 and will contain further information on the format of the meeting and modalities for participation. AB InBev – Annual Report 2023  190

1.3.4. PREVENTING THE ABUSE OF INSIDE INFORMATION The company’s Code of Dealing is applicable to all members of the Board of Directors, all members of senior management, all employees and certain associated persons. The Code of Dealing aims to prevent the abuse of inside information, especially in periods leading up to price-sensitive events or decisions or announcement of financial results. The Code of Dealing prohibits dealing in the company’s securities by certain persons during any closed period, e.g. a period of 30 days preceding any results announcement of the company. In addition, before dealing in any securities of the company, members of the Board of Directors, certain members of senior leadership, including all members of the Senior Leadership Team, and certain associated persons must obtain clearance in accordance with the procedure set forth in the Code of Dealing. Compliance with the Code of Dealing is reinforced and monitored through the company’s Compliance Program. In accordance with EU Regulation 596/2014 on market abuse (MAR), the company establishes lists of insiders when required. In addition, pursuant to the same regulation, (i) members of the Executive Committee (ExCom) and (ii) members of the Board of Directors notify their trades (above a 5,000 Euro yearly threshold) to the company and to the Belgian Financial Services and Markets Authority (FSMA), which publishes these notifications on its website. 1.3.5. CORPORATE SOCIAL RESPONSIBILITY AB InBev’s Purpose is to dream big to create a future with more cheers. Corporate social responsibility and sustainability are central to the company’s culture and embedded in the way it does business. In accordance with article 3:6, §4 and article 3:32, §2 of the Belgian Code of Companies and Associations (the “Belgian Companies Code”), which implement Directive 2014/95/EU of 22 October 2014 amending Directive 2013/34/EU as regards disclosure of non-financial and diversity information by certain large undertakings and groups, AB InBev has included in this Annual Report a non-financial statement reporting on corporate social responsibility and sustainability matters. 1.3.6. DIVERSITY AND INCLUSIVE WORKPLACE The process for nominating and selecting candidates for the Board of Directors is described in the Corporate Governance Charter of Anheuser-Busch InBev. The company aims to have a balanced and diverse Board primarily considering, among other things, the relevant skills, education, experience and background of directors. Currently, five out of 15 Board members are women (same ratio as last reporting year). Reference is made to section 2.1 of this Corporate Governance Statement for a short biography of each of the members of the Board of Directors, including their qualifications and background, as well as for further information on the applicable Belgian legal gender diversity requirements. AB InBev is proud to have an employee base of 135 nationalities across the business. Effective 1 March 2024, 24 nationalities are represented on the SLT and the senior leadership level directly below the SLT and two out of 18 members on the SLT are women (same ratio as last reporting year). Reference is made to section 4 of this Corporate Governance Statement for a short biography of each of the members of the SLT, including their qualifications and background. The overall representation of women in senior management in our company was 29% in 2023 versus 28% in 2022. AB InBev continues working to build diverse teams while considering the relevant skills, education, experience and background of employees. AB InBev has a Diversity Policy and Principles as part of the company’s Global Code of Business Conduct, which includes policies on anti-harassment, anti-discrimination and human rights. This policy aims at cultivating and maintaining a diverse and inclusive workplace. We also engage with our colleagues through our annual engagement survey. The survey includes feedback on rewards, recognition, well-being, inclusion and comfort level reporting potential unethical behavior or other complaints without fear of retaliation. AB InBev – Annual Report 2023  191

2. The Board of Directors 2.1. Structure and composition The Board of Directors currently consists of 15 members, all of whom are non-executives. The roles and responsibilities of the Board, its composition, structure and organization are described in detail in Anheuser- Busch InBev’s Corporate Governance Charter. This Corporate Governance Charter includes the criteria that directors must satisfy to qualify as independent directors. Unless the shareholders’ meeting decides on a shorter term, directors (other than the Restricted Share Directors) are appointed for a maximum term of four years, which is renewable. In accordance with article 19.4 (b) of our Articles of Association, Restricted Share Directors are appointed for renewable terms ending at the next ordinary shareholders’ meeting following their appointment. The appointment and renewal of mandates of directors (i) is based on a recommendation of the Nomination Committee, taking into account the rules regarding the composition of the Board that are set out in the Articles of Association (e.g., rules regarding number of independent directors and directors appointed upon proposal of the AB InBev Reference Shareholder and the Restricted Shareholders), and (ii) is subject to approval by the shareholders’ meeting. The annual general meeting of the Company held on 26 April 2023 approved a proposal to revise the Board composition rules through an amendment of the Articles of Association, increasing the number of independent directors on the Board from three to four and decreasing the number of directors appointed upon proposal of our Reference Shareholder from nine to eight. Consequently, pursuant to the amended Articles of Association, the Board is composed as follows, reflecting the Company’s particular shareholder structure: • four directors shall be independent directors appointed by the shareholders’ meeting upon proposal by the Board; and • so long as the Stichting Anheuser-Busch InBev (the Reference Shareholder) and/or any of its Affiliates, any of their respective Successors or Successors' Affiliates own, in aggregate, more than 30% of shares with voting rights in the share capital of the company, eight directors shall be appointed by the shareholders’ meeting upon proposal by the Reference Shareholder and/or any of its Affiliates, any of their respective Successors or Successors' Affiliates; and • so long as the holders of Restricted Shares (the Restricted Shareholders) (together with their Affiliates, any of their respective Successors and/or Successors' Affiliates) own in aggregate: − more than 13.5% of the Shares with voting rights in the share capital of the company, three directors will be appointed by the shareholders’ meeting upon proposal by the Restricted Shareholders (each such director a Restricted Share Director); − more than 9% but not more than 13.5% of the Shares with voting rights in the share capital of the company, two Restricted Share Directors will be appointed; − more than 4.5% but not more than 9% of the Shares with voting rights in the share capital of the company, one Restricted Share Director will be appointed; and − 4.5% or less than 4.5% of the Shares with voting rights in the share capital of the company, they will no longer have the right to propose any candidate for appointment as a member of the Board and no Restricted Share Directors will be appointed. The Articles of Association set out detailed rules regarding the calculation of the company’s share capital owned by the Reference Shareholder and the Restricted Shareholders for the purpose of determining director nomination rights. Affiliates and Successors have the meaning set out in the Articles of Association. The composition of the Board will be balanced primarily considering the respective skills, education, experience and background of each of the Board members. AB InBev fully complies with the Belgian Code of Corporate Governance, which recommends that companies have at least three independent directors. AB InBev – Annual Report 2023  192

According to the Belgian Companies Code, at least one third of the directors have to be women. As a newly listed company having securities admitted to trade on Euronext Brussels on 11 October 2016, AB InBev needed to comply with this gender diversity requirement as from 1 January 2022. The company, however, has already been compliant with this gender diversity requirement since April 2019, with five women currently on the Board (out of a total of 15 Board members). AB InBev will continue its efforts towards fostering gender diversity on its Board in the coming years.

At the annual shareholders' meeting held on 26 April 2023, the Board mandates of Ms. Mariasun Aramburuzabala, Mr. William F. Gifford, Mr. Elio Leoni Sceti, Ms. Xiaozhi Liu and Ms. Cecilia Sicupira ended. Ms. Lynne Biggar, Ms. Aradhana Sarin and Mr. Dirk Van de Put were appointed as new independent Directors for a term of four years. Likewise, Ms. Heloisa Sicupira was appointed as a new member of the Board, and the mandates of Ms. Sabine Chalmers and Mr. Claudio Garcia were renewed, for a term of four years upon proposal of the Reference Shareholder.

In addition, the mandates of all three Restricted Share Directors ended at the annual shareholders' meeting held on 26 April 2023. In accordance with article 19.4 (b) of our Articles of Association, the mandates of Messrs. Martin J. Barrington and Alejandro Santo Domingo were renewed for a one year term ending at the upcoming annual shareholders' meeting to be held on 24 April 2024. Likewise, Mr. Salvatore Mancuso was appointed as a new member of the Board for a one year term as a successor to Mr. William F. Gifford.

The composition of Anheuser-Busch InBev's Board of Directors at the end of the reporting period is as follows:

Name	Date of birth Nationality	Function	Current Term started	Term expires
Independent Directors				
Lynne Biggar	1962, American	Non-Executive Independent director	2023	2027
Michele Burns	1958, American	Non-Executive Independent director	2020	2024
Aradhana Sarin	1974, American	Non-Executive Independent director	2023	2027
Dirk Van de Put	1960, Belgian	Non-Executive Independent director	2023	2027
Directors upon proposal of the AB InBev Reference Shareholder				
Paul Cornet de Ways Ruart	1968, Belgian	Non-Executive director, nominated by the holders of class A Stichting Anheuser-Busch InBev certificates	2020	2024
Sabine Chalmers	1965, American	Non-Executive director, nominated by the holders of class A Stichting Anheuser-Busch InBev certificates	2023	2027
Grégoire de Spoelberch	1966, Belgian	Non-Executive director, nominated by the holders of class A Stichting Anheuser-Busch InBev certificates	2020	2024
Alexandre Van Damme	1962, Belgian	Non-Executive director, nominated by the holders of class A Stichting Anheuser-Busch InBev certificates	2020	2024
Claudio Garcia	1968, Brazilian	Non-Executive director, nominated by the holders of class B Stichting Anheuser-Busch InBev certificates	2023	2027
Paulo Lemann	1968, Brazilian	Non-Executive director, nominated by the holders of class B Stichting Anheuser-Busch InBev certificates	2020	2024
Nitin Nohria	1962, American	Non-Executive director, nominated by the holders of class B Stichting Anheuser-Busch InBev certificates	2022	2026
Heloisa Sicupira	1987, Brazilian	Non-Executive director, nominated by the holders of class B Stichting Anheuser-Busch InBev certificates	2023	2027
Directors upon proposal of the Restricted Shareholders (Restricted Share Directors)				
Martin J. Barrington	1953, American	Non-Executive director, nominated by Altria	2023	2024
Salvatore Mancuso	1965, American	Non-Executive director, nominated by Altria	2023	2024
Alejandro Santo Domingo	1977, Colombian	Non-Executive director, nominated by Bevco	2023	2024

AB InBev – Annual Report 2023 | 193

Mr. Barrington is a representative of the Restricted Shareholders. Born in 1953, he is an American citizen and graduated from Albany Law School of Union University with a Juris Doctorate Degree. He is the retired Chairman, Chief Executive Officer and President of Altria Group. During his 25 years at Altria Group, he served in numerous legal and business roles for Altria and its companies. These include Vice Chairman of Altria Group; Executive Vice President and Chief Administrative Officer of Altria Group; Senior Vice President and General Counsel of Philip Morris International (a separate public company spun-off from Altria Group in 2008); and Senior Vice President and General Counsel of Philip Morris USA. Before joining Altria, Mr. Barrington practiced law in both the government and private sectors. Ms. Biggar is an independent member of the Board. Born in 1962, she is a US citizen and graduated from Stanford University with a Bachelor’s Degree in International Relations and holds an MBA from Columbia Business School. She is a Senior Advisor at the Boston Consulting Group and is an independent Board director of Voya Financial, Inc., a leading health, wealth and investment company based in the US, and of Finastra, a financial software company headquartered in the UK. She is also an independent Executive Committee member of Leading Hotels of the World. Ms. Biggar was Executive Vice President and Global Chief Marketing Officer at Visa from 2016 to 2022. Prior to joining Visa, she served as executive vice president of consumer marketing and revenue for Time, Inc., and before that, she spent more than 20 years at American Express in a variety of leadership positions. Ms. Biggar is also a Board member of The New 42nd Street and the global media trade group MMA Global. Ms. Burns is an independent member of the Board. Born in 1958, she is an American citizen and graduated Summa Cum Laude from the University of Georgia with a Bachelor’s Degree in Business Administration and a Master’s Degree in Accountancy. Ms. Burns was the Chairman and Chief Executive Officer of Mercer LLC from 2006 until 2012. She currently serves on the Boards of Directors of The Goldman Sachs Group, Goldman Sachs International, Etsy and Circle Online Financial, a private company. From 2003 until 2013, she served as a director of Wal-Mart Stores. From 2013 to 2023, she served on the Board of Cisco Systems. From 2014 until 2018, she served on the Board of Alexion Pharmaceuticals. She currently serves on the Advisory Council of the Stanford Center on Longevity at Stanford University. Ms. Burns began her career in 1981 at Arthur Andersen, where she became a partner in 1991. In 1999, she joined Delta Air Lines, assuming the role of Chief Financial Officer from 2000 to 2004. From 2004 to 2006, Ms. Burns served as Chief Financial Officer and Chief Restructuring Officer of Mirant Corporation, an independent power producer. From March 2006 until September 2006, Ms. Burns served as the Chief Financial Officer of Marsh and McLennan Companies. Ms. Chalmers is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1965, Ms. Chalmers is a dual American-British citizen and holds a Bachelor’s Degree in Law from the London School of Economics. She is qualified to practice law in England and New York State. Ms. Chalmers is the General Counsel, Company Secretary and Director of Regulatory Affairs of BT Group plc and is also a member of the Court of Directors of the Bank of England. Prior to joining BT, she was the Chief Legal and Corporate Affairs Officer and Secretary to the Board of Directors of AB InBev, a role she held from 2005 to 2017. Ms. Chalmers joined AB InBev after 12 years with Diageo plc where she held a number of senior legal positions including as General Counsel of the Latin American and North American businesses. Prior to Diageo plc, she was an associate at the law firm of Lovell White Durrant in London, specializing in mergers and acquisitions. Mr. Cornet de Ways Ruart is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1968, he is a Belgian citizen and holds a Master’s Degree as a Commercial Engineer from the Catholic University of Louvain and an MBA from the University of Chicago. He has attended the Master Brewer program at the Catholic University of Louvain. From 2006 to 2011, he worked at Yahoo! and was in charge of Corporate Development for Europe before taking on additional responsibilities as Senior Financial Director for Audience and Chief of Staff. Prior to joining Yahoo!, Mr. Cornet was Director of Strategy for Orange U.K. and spent seven years with McKinsey & Company in London and Palo Alto, California. He is also a non-executive director of EPS, Adrien Invest, Floridienne S.A. and several privately held companies. Mr. Garcia is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1968, he is a Brazilian citizen and is a graduate from Universidade Estadual do Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Garcia interned at Companhia Cervejaria Brahma in 1991 and was employed as a Management Trainee in February 1993. From 1993 until 2001, Mr. Garcia worked in several positions in finance, mainly in the area of corporate budgeting. In 2001, he started the first Shared Service Center for Ambev and in 2003 he became the head of both the Technology and Shared Services operations. Mr. Garcia participated in all M&A integration projects from 1999 until 2018. In 2005, he was appointed Chief Information and Shared Service Officer for InBev (following the combination of Ambev and Interbrew) in Leuven, Belgium. From 2006 to 2014, Mr. Garcia combined the functions of Chief People and Technology Officer. From 2014 to January 2018, Mr. Garcia was the Chief People Officer of Anheuser-Busch InBev. Mr. Garcia is a board member of Americanas SA, the Garcia Family Foundation, Chairman of the Telles Foundation and a Trustee at the Chapin School in New York City. AB InBev – Annual Report 2023  194

Mr. Lemann is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in Brazil in 1968, he is a Brazilian citizen and graduated from Faculdade Candido Mendes in Rio de Janeiro, Brazil with a B.A. in Economics. Mr. Lemann interned at PriceWaterhouse in 1989 and was employed as an Analyst at Andersen Consulting from 1990 to 1991. Mr. Lemann also performed equity analysis while at Banco Marka and Dynamo Asset Management (both in Rio de Janeiro). From 1997 to 2004, he developed the hedge fund investment group at Tinicum Inc., a New York-based investment office that advised the Synergy Fund of Funds, where he served as Portfolio Manager. Mr. Lemann is a Founding Partner at Vectis Partners and is a board member of Americanas SA, Lemann Foundation and Lone Pine Capital. Mr. Mancuso is a representative of the Restricted Shareholders. Born in 1965, he is a US citizen and holds a Bachelor’s Degree in Accounting from Iona College, USA. He serves as Executive Vice President and Chief Financial Officer for Altria Group. Over the course of his more than 32 years with Altria, he has held a variety of leadership roles across the Finance, Compliance and Strategy & Business Development organizations. Previous senior roles for Altria Group include Senior Vice President, Finance & Procurement, and Treasurer & Vice President, Investor Relations and Accounting. Prior to joining the Altria Group, Mr. Mancuso worked for Pittston Company. He also serves on the Board of the Greater Richmond Partnership. Mr. Nohria is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1962, he is an American citizen and graduated from Massachusetts Institute of Technology with a Ph.D. in Management and from the Indian Institute of Technology, Bombay, with a Bachelor of Technology in Chemical Engineering. Mr. Nohria started his career as a Harvard Business School faculty member in 1988 and served as its Dean from 2010 to 2020. He is currently a Professor at Harvard Business School and Chairman of Thrive Capital, a venture capital firm. Mr. Nohria also serves on the Boards of Directors of Alsym, The Bridgespan Group, Exor, Mass General Brigham, and Rakuten Medical. Mr. Santo Domingo is a representative of the Restricted Shareholders. Born in 1977, he is a US, Colombian and Spanish citizen and obtained a B.A. in History from Harvard College. He is the Senior Managing Director at Quadrant Capital Advisors, Inc. in New York City. He was a member of the Board of SABMiller Plc until 2016, where he was also Vice- Chairman of SABMiller Plc for Latin America. Mr. Santo Domingo is Chairman of the Board of Bavaria S.A. in Colombia. He is Chairman of the Board of Valorem, a company which owns a diverse portfolio of industrial and media assets in Latin America. Mr. Santo Domingo is also a director of Life Time Group Holdings, Inc., an owner and operator of fitness centers in the United States and Canada, Florida Crystals, the world’s largest sugar refiner, Caracol TV, Colombia’s leading broadcaster, El Espectador, a leading Colombian newspaper, and Cine Colombia, Colombia’s leading film distribution and movie theatre company. In the non-profit sector, he is Chair of the Wildlife Conservation Society and Fundación Santo Domingo. He is also a Member of the Boards of The Metropolitan Museum of Art, The British Museum, DKMS, a foundation dedicated to combatting leukemia and blood disorders, WNET, Mount Sinai Health System and Fundación Pies Descalzos, a foundation focused on assisting impoverished children in Colombia. He is a member of Harvard University’s Global Advisory Council (GAC). Dr. Sarin is an independent member of the Board. Born in 1974, she is a US citizen and holds a medical degree from the University of Delhi, India, and an MBA degree from Stanford Business School, USA. Dr. Sarin is Executive Director and Chief Financial Officer of AstraZeneca PLC since August 2021. Previously, she was Chief Financial Officer of Alexion, a rare disease biopharmaceutical company. Prior to Alexion, she was Managing Director, Corporate and Investment Banking at Citi Global Healthcare Banking, Managing Director of Healthcare Investment Banking at UBS, and worked at JP Morgan in the Mergers & Acquisitions advisory group. Dr. Sarin started her career practicing medicine in India and Africa. She is a member of the Board of Governors of the American Red Cross. Ms. Sicupira is a representative of the main shareholders (nominated by BRC S.à.R.L., the holder of the class B Stichting certificates). Born in 1987, she is a Brazilian citizen and is a graduate from Columbia University (USA) with an MBA degree and from Pontifícia Universidade Católica (Brazil) with a Bachelor’s Degree in Law, and is qualified to practice law in Brazil. She previously served on the Board of São Carlos Empreendimentos S.A. from 2018-2021. Ms. Sicupira began her career in 2011 as a lawyer specializing in capital markets. Since 2017 she has been an investment analyst and portfolio manager at LTS Investments and prior to that she was an investment analyst at MSD Capital. Mr. de Spoelberch is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1966, he is a Belgian citizen and holds an MBA from INSEAD. Mr. de Spoelberch is an active private equity shareholder and his recent activities include shared Chief Executive Officer responsibilities for Lunch Garden, the leading Belgian self-service restaurant chain. He is a member of the board of several family-owned companies, such as Eugénie Patri Sébastien S.A., Verlinvest and Cobehold (Cobepa). He is also an administrator of the Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements. AB InBev – Annual Report 2023  195

Mr. Van Damme is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A., the holder of the Class A Stichting certificates). Born in 1962, he is a Belgian citizen and graduated from Solvay Business School, Brussels. Mr. Van Damme joined the beer industry early in his career and held various operational positions within Interbrew until 1991, including Head of Corporate Planning and Strategy. He has managed several private venture holding companies and is currently a director of several family-owned companies such as Patri S.A. (Luxembourg).

Mr. Van de Put is an independent member of the Board. Born in 1960, he is a dual citizen of Belgium and the US and holds a doctorate in veterinary medicine from the University of Ghent, Belgium. Mr. Van de Put is Chairman and CEO of Mondelēz International, the global leader in biscuits and chocolate, since 2017. He joined Mondelēz from McCain Foods Limited, the largest marketer and manufacturer of frozen French fries, potato specialties and appetizers, where he was President and CEO since 2010. Before joining McCain, he was President of the Global OTC Division of Novartis Inc., a Swiss pharmaceutical company, and spent more than a decade with Groupe Danone, a maker of dairy, water, baby food and clinical nutrition products, where he served as President of the Americas Division and joint President of the Fresh Dairy Division. In the first 15 years of his career, he held many sales and marketing roles in Europe and Latin America for Mars Inc., as well as The Coca Cola Company, where he served as President, Coca Cola Caribbean. He is the co-Chair of the Board of Directors at The Consumer Goods Forum, and has previously been a non-executive director of Mattel, a global toy company and Keurig Dr Pepper, a coffee and drinks company.

2.2. Functioning

In 2023, the Board of Anheuser-Busch InBev held nine meetings, most of which were in person meetings. Certain of the meetings were held in the geographical zones in which the company has operations. On these occasions, the Board was provided with a comprehensive briefing of the relevant geographical zone and market, which included an overview of performance, key challenges facing the market and the steps being taken to address the challenges. These visits also provided the Board members with the opportunity to meet with employees, trainees, consumers, customers and other stakeholders.

Other major Board agenda items in 2023 included the impact of and response to the ongoing conflict between Russia and Ukraine; geopolitical and macro-economic developments; the long-range plan (10YP); achievement of targets; sales figures and brand health, including Bud Light performance; reporting and budget (1YP); consolidated results; strategic direction; culture and people, including diversity & inclusion (D&I) and management succession planning; executive compensation; new and ongoing investment; capital market transactions; financial profile and deleveraging; capital allocation initiatives; transformation initiatives; external growth and acquisitions; marketing strategy; consumer insights; corporate social responsibility and sustainability; risk management and compliance; cybersecurity and data privacy; as well as discussions on governance and Board succession planning.

The average attendance rate at Board meetings in 2023 was 96%.

In 2023, the Board has been assisted by four Committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Nomination Committee.

As per the date of this report, the composition of the Committees is as follows:

	Audit Committee	Nomination Committee	Finance Committee	Remuneration Committee
Martin J. Barrington	Member	Member		
Lynne Biggar	Member			
Michele Burns	Chair	Member	Member	Member
Sabine Chalmers		Member		
Paul Cornet de Ways Ruart			Member	
Grégoire de Spoelberch			Chair	
Claudio Garcia		Chair		Chair
Paulo Lemann			Member	
Salvatore Mancuso			Member	
Nitin Nohria			Member	
Aradhana Sarin	Member			
Alejandro Santo Domingo			Member	
Heloisa Sicupira		Member		
Alexandre Van Damme		Member		
Dirk Van de Put				Member

AB InBev – Annual Report 2023 | 196

AUDIT COMMITTEE In accordance with the requirements of the Belgian Companies Code, the Audit Committee is composed exclusively of non- executive Board members and at least one of its members qualifies as an independent director under Belgian law. In addition, Ms. Burns and Ms. Sarin have extensive experience in accounting and audit matters. Reference is made to section 2.1 for short biographies and overviews of their qualifications and experience. A majority of the voting members of the Audit Committee are independent directors as defined in the company’s Corporate Governance Charter and all of them are independent as defined in Rule 10A-3(b)(1)(ii) under the US Securities Exchange Act of 1934, as amended. In 2023, the Audit Committee met eight times. During its meetings, the Committee reviewed the financial statements of the company, the annual report, half-yearly and quarterly statements, as well as related results announcements. The Committee also considered issues arising from internal audits conducted by the Internal Audit department and the implementation of the company’s Compliance Program. Obligations under the Sarbanes Oxley Act, the review of the independence of the external auditor, the company’s data privacy and cybersecurity programs, developments in sustainability reporting regulations and a quarterly status update of significant litigation were some of the other important topics on the agenda of the Committee in 2023. The members of the Committee attended all meetings (100% average attendance rate). FINANCE COMMITTEE The Finance Committee met six times in 2023. Committee discussions included treasury updates and overall risk management strategy including, but not limited to risks related to commodities, interest rates, currencies and liquidity, hedging policies, the debt profile and capital structure of the group, pensions, dividends and share buy-backs. The members of the Committee attended all meetings, except for Mr. Gifford and Mr. Mancuso each of whom was excused at one meeting (95% average attendance rate). NOMINATION COMMITTEE The Nomination Committee’s principal role is to guide the Board succession process. The Committee identifies persons qualified to become Board members and recommends director candidates for nomination by the Board and appointment by the shareholders’ meeting. The Nomination Committee met three times in 2023. Discussions included the nomination of directors for appointment or renewal, Board and Board Committee composition, management targets, the global management trainee program, D&I initiatives and progress, and succession planning for key executive functions. In 2023, the Nomination Committee also oversaw the on-boarding program for the new Directors who joined our Board on 26 April 2023. The members of the Committee attended all meetings (100% average attendance rate). REMUNERATION COMMITTEE In accordance with the requirements of the Belgian Companies Code, the Remuneration Committee is composed exclusively of non-executive Board members and a majority of its members, i.e. Ms. Michele Burns and Mr. Dirk Van de Put, qualify as independent directors under Belgian law. The Remuneration Committee’s principal role is to guide the Board on decisions relating to the remuneration policies for the Board, the CEO, the Executive Committee (ExCom) and the Senior Leadership Team (SLT) and on individual remuneration packages of directors, the CEO and other members of the ExCom and members of the SLT. The Remuneration Committee met five times in 2023. Discussions included achievement of targets, Executive and Board compensation, executive shares and restricted stock units schemes, Long Term Incentive grants, compensation models and special incentives. The members of the Committee attended all meetings (100% average attendance rate). AB InBev – Annual Report 2023  197

2.3. Evaluation of the Board and its committees For each financial year, the Board performs an evaluation of its performance at the initiative of the Chairman. The Board discusses the results of this evaluation in executive session in the absence of management. A third party may act as facilitator. As part of this evaluation process, each director is requested to comment on and evaluate the following topics: • effectiveness of Board and committee operations (e.g. checking that important issues are suitably prepared and discussed, time available for discussion of important policy matters, checking availability and adequacy of pre- read); • the qualifications and responsibilities of individual directors (e.g. actual contribution of each director, the director’s presence at the meetings and his/her involvement in discussions, impact of changes to the director’s other relevant commitments outside the company); • effectiveness of oversight of management and interaction with management; • composition and size of the Board and committees. Examples of relevant criteria that are considered include: − director independence: an affirmative determination as to independence in accordance with the independence criteria published in the Corporate Governance Charter. − other commitments of directors: the outside Board commitments of each director enhance experience and perspective of directors, but will be reviewed on a case-by-case basis to ensure that each director can devote proper attention to the fulfilment of his oversight responsibilities. − disqualifying circumstances: certain circumstances may constitute a disqualification for membership on the Board (e.g. Board membership of a major supplier, customer or competitor of the company, membership of a federal or regional government). Circumstances will be evaluated on a case-by-case basis to ensure that directors are not conflicted. − skills and previous contributions: the company expects that all directors prepare for, attend and participate actively and constructively in all meetings; exercise their business judgment in good faith; focus their efforts on ensuring that the company’s business is conducted so as to further the interests of the shareholders; and become and remain well informed about the company, relevant business and economic trends and about the principles and practices of sound Corporate Governance. Following review and discussion of the responses, the Chairman of the Board may table proposals to enhance the performance or effectiveness of the functioning of the Board. Advice can be requested from a third-party expert. The evaluation of the Audit Committee is a recurring agenda item for the Committee and is performed about once a year. This evaluation is discussed at a Committee meeting and includes assessment of its planning going forward, the appropriateness of the time allocated to its various areas of responsibility, its composition and any areas for improvement. Any major action points resulting therefrom are reported to the Board. 2.4. Certain transactions and other contractual relationships There are no transactions or other contractual relationships to be reported between the company and its Board members that gave rise to conflicting interests as defined in the Belgian Companies Code. The company is prohibited from making loans to directors, whether for the purpose of exercising options or for any other purpose. AB InBev – Annual Report 2023  198

3. Chief Executive Officer and Executive Management The Chief Executive Officer (CEO) is entrusted by the Board with the responsibility for the day-to-day management of the company. The CEO has direct operational responsibility for the entire company. The CEO leads an Executive Committee (ExCom) which comprises the CEO, the Chief Financial Officer, the Chief Strategy and Technology Officer and the Chief Legal & Corporate Affairs Officer. The ExCom was established with effect as from 1 January 2019 and is the successor to the former Executive Board of Management. It reports to the CEO and works with the Board on matters such as corporate governance, general management of our company and the implementation of corporate strategy as defined by our Board. The ExCom performs such other duties as may be assigned to it from time to time by the CEO or the Board. As per 1 January 2024, our Executive Committee consisted of the following members: Michel Doukeris CEO David Almeida Chief Strategy and Technology Officer Fernando Tennenbaum Chief Financial Officer John Blood Chief Legal and Corporate Affairs Officer and Corporate Secretary AB InBev – Annual Report 2023  199

4. Senior Leadership Team

The Senior Leadership Team (SLT) was established with effect as from 1 January 2019. The SLT reports to the Chief Executive Officer and consists of the members of the ExCom, all other functional Chiefs and Zone CEOs, including the Chief Executive Officer of Ambev and the Chief Executive Officer of Bud APAC, who report to the Board of Directors of Ambev and Bud APAC respectively.

The SLT has an advisory role to the Board and the ExCom and drives the commercial and operational agenda, reflecting the strategy set out by the Board. In addition, the SLT performs such duties as may be assigned to it from time to time by the CEO, ExCom or the Board.

As per 1 January 2024, our Senior Leadership Team consisted of the following members:

Michel Doukeris – CEO			
Members of the ExCom (other than the CEO)		**Zone CEOs**	
David Almeida	Chief Strategy and Technology Officer	Jan Craps	Asia Pacific (APAC)
John Blood	Chief Legal & Corporate Affairs Officer and Corporate Secretary	Jean Jereissati	South America
Fernando Tennenbaum	Chief Financial Officer	Carlos Lisboa	Middle America
Other Functional Chiefs		Cassiano de Stefano	Africa
Ezgi Barcenas*	Chief Sustainability Officer	Jason Warner	Europe
Nick Caton	Chief B2B Officer	Brendan Whitworth	North America
Katherine M. Barrett	General Counsel		
Lucas Herscovici	Chief Direct-to-Consumer Officer		
Nelson Jamel	Chief People Officer		
Donna Lorenson	Chief Communications Officer		
Marcel Marcondes	Chief Marketing Officer		
Ricardo Moreira	Chief Supply Officer		
Ricardo Tadeu	Chief Growth Officer		

* Ezgi Barcenas has decided to leave AB InBev, effective 1 March 2024, to take on a different professional opportunity.

Michel Doukeris is AB InBev's Chief Executive Officer since 1 July 2021. Born in 1973, he is a Brazilian citizen and holds a Degree in Chemical Engineering from Federal University of Santa Catarina in Brazil and a Master's Degree in Marketing from Fundação Getulio Vargas, also in Brazil. He has also completed post-graduate programs in Marketing and Marketing Strategy from the Kellogg School of Management and Wharton Business School in the United States. Mr. Doukeris joined AB InBev in 1996 and held a number of commercial operations roles in Latin America before moving to Asia where he led AB InBev's China and Asia Pacific operations for seven years. In 2016 he moved to the U.S. to assume the position of global Chief Sales Officer. Prior to his appointment as CEO, Mr. Doukeris led Anheuser-Busch and the North American business since January 2018.

David Almeida is AB InBev's Chief Strategy and Technology Officer since 29 April 2020. Born in 1976, he is a dual citizen of the U.S. and Brazil and holds a Bachelor's Degree in Economics from the University of Pennsylvania. Most recently, he served as Chief Strategy and Transformation Officer and before that as Chief Integration Officer and Chief Sales Officer ad interim having previously held the positions of Vice President, U.S. Sales and of Vice President, Finance for the North American organization. Prior to that, he served as InBev's head of mergers and acquisitions, where he led the combination with Anheuser-Busch in 2008 and subsequent integration activities in the U.S. Before joining the group in 1998, he worked at Salomon Brothers in New York as a financial analyst in the Investment Banking division.

Katherine Barrett is AB InBev's General Counsel. Born in 1970, she is a U.S. citizen and holds a bachelor's degree in Business Administration from Saint Louis University and a Juris Doctorate degree from the University of Arizona. Ms. Barrett joined Anheuser-Busch in 2000 as a litigation attorney in the Legal Department. She most recently served as Vice President, U.S. General Counsel & Labor Relations, where she was responsible for overseeing all legal issues in the U.S. including commercial, litigation and regulatory matters and labor relations. Prior to joining the company, Ms. Barrett worked in private practice at law firms in Nevada and Missouri.

AB InBev – Annual Report 2023 | 200

John Blood is AB InBev’s Chief Legal & Corporate Affairs Officer and Company Secretary. Born in 1967, Mr. Blood is a U.S. citizen and holds a bachelor’s degree from Amherst College and a JD degree from the University of Michigan Law School. Mr. Blood joined AB InBev in 2009 as Vice President Legal, Commercial and M&A. Most recently Mr. Blood was AB InBev’s General Counsel. Prior to the latter role, he was Zone Vice President Legal & Corporate Affairs in North America where he has led the legal and corporate affairs agenda for the United States and Canada. Prior to joining the company, Mr. Blood worked on the legal team in Diageo’s North American business and also was in private practice at a New York City law firm. Nick Caton, is AB InBev’s Chief B2B Officer since April 2022. Born in 1982, he is a U.S. citizen and received a bachelor’s degree in mathematics from Stanford University and a law degree from Yale Law School. Mr. Caton has been with AB InBev for over 10 years, most recently as Chief Financial Officer for Anheuser-Busch. During his time at the company, Mr. Caton has held roles in finance, technology and sales in the North America Zone, Asia-Pacific Zone, BEES, and GHQ. Prior to AB InBev, Mr. Caton was with McKinsey and with Skadden Arps LLP. Jan Craps is AB InBev’s CEO Asia Pacific Zone since 1 January 2019 and CEO and Co-Chair of Budweiser Brewing Company APAC since 8 May 2019. Born in 1977, he is a Belgian citizen and obtained a Degree in Business Engineering from KU Brussels and a Master’s Degree in Business Engineering from KU Leuven, Belgium. Mr. Craps was an associate consultant with McKinsey & Company before joining Interbrew in 2002. He acquired a range of international experiences in a number of senior marketing, sales and logistics executive positions in France and Belgium. In 2011, he relocated to Canada where he was appointed Head of Sales for Canada followed by his appointment as President and CEO of Labatt Breweries of Canada in 2014. Until 31 December 2018, he held the position of Zone President Asia Pacific South. Lucas Herscovici is AB InBev’s Chief Direct-To-Consumer Officer since April 2022. Born in 1977, he is an Argentinean citizen and received a Degree in Industrial Engineering from Instituto Tecnológico de Buenos Aires. Mr. Herscovici joined the group in 2002 as a Global Management Trainee in Latin America South Zone and has built his career in Marketing and Sales. After years of leading Sales Strategy in Argentina, he moved to the Global Headquarters and in 2011 was responsible for opening the “Beer Garage”, AB InBev’s Global digital innovation office, based out of Palo Alto, California. After leading Digital Marketing and Consumer connections for USA, he later became Global Marketing VP of Insights, Innovation and Consumer Connections and held such role until 31 December 2018, when he became Chief Non-Alcohol Officer, a position he held until August 2020. He most recently served as Chief Sales Officer until April 2022. Nelson Jamel is AB InBev’s Chief People Officer since 29 April 2020. Born in 1972, he is a Brazilian citizen and holds a bachelor’s and master’s degree in industrial engineering from the Universidade Federal do Rio de Janeiro. His more than 20-year journey with AB InBev has taken him from leading finance roles in Brazil to the Dominican Republic, through Western Europe and North America. Prior to his current role, he served as the Vice President of Finance and Technology for the North America Zone. Donna Lorenson is AB InBev’s Chief Communications Officer since November 2023. Born in 1973, she is an American citizen and holds a bachelor’s degree from the University of Idaho. Ms. Lorenson has more than 23 years of deep expertise leading global teams in consumer packaged goods and highly regulated industries. Most recently, she served as Chief Corporate Affairs Officer at Kenvue, the world’s largest pure-play consumer health company. Previously, she led Global Communications & Public Affairs for the Consumer Health business at Johnson & Johnson. Prior to joining Johnson & Johnson, Ms. Lorenson held leadership positions at Alcon as Head of US Communications, and at Edelman in their Washington, D.C., and New York offices. Before entering the field of public relations, Donna served in the U.S. Army as a Military Police Officer and was stationed in Ansbach, Germany. Jean Jereissati Neto is AB InBev’s CEO South America Zone and CEO of Ambev. Born in 1974, he is a Brazilian citizen and received a Degree in Business Administration from Fundação Getúlio Vargas (FGV) and an Executive Education at Insead and Wharton. Mr. Jereissati joined Ambev in 1998 and held various positions in Sales and Trade Marketing prior to becoming CEO of Cerveceria Nacional Dominicana, in 2013, making a successful integration with CND. In 2015, he joined Asia and Pacific North Zone to become Business Unit President for China and in 2017 he was appointed Zone President of the Zone, leading one of the most complex and fast-growing business. Most recently, Mr Jereissati held the role of Business Unit President for Brazil. Carlos Lisboa is AB InBev’s CEO Middle America Zone since 1 January 2019. Born in 1969, he is a Brazilian citizen and received a Degree in Business Administration from the Catholic University of Pernambuco and a Marketing specialization from FESP, both in Brazil. Mr. Lisboa joined Ambev in 1993 and has built his career in Marketing and Sales. He was responsible for building the Skol brand in Brazil in 2001 and after that became Marketing Vice President for AB InBev’s Latin American North Zone. Mr. Lisboa then led the International Business Unit in AB InBev’s Latin America South Zone for two years prior to becoming Business Unit President for Canada. In 2015, he was appointed Marketing Vice President for AB InBev’s Global Brands. Most recently, Mr. Lisboa held the role of Zone President Latin America South until 31 December 2018. AB InBev – Annual Report 2023  201

Marcel Marcondes is AB InBev’s Chief Marketing Officer since April 2022. Born in 1975, he is a Brazilian citizen and holds a Master’s Degree in business administration from the Business School São Paulo. Mr. Marcondes has been with the company since 2005, most recently as Global President, Beyond Beer Co. From 2017 to 2021, Mr. Marcondes was the Chief Marketing Officer at Anheuser-Busch, where he led the marketing strategy for a broad portfolio of some of the world’s largest beer brands. Mr. Marcondes sits on the Board of the Association of National Advertisers (ANA) and is a member of the Cannes Lions CMO Growth Council. He also sits on Adweek’s Diversity & Inclusion Council and leads Anheuser-Busch’s partnerships with AIMM’s #SeeHer and #SeeAll to promote multicultural marketing. Before joining AB InBev, Mr. Marcondes spent seven years in brand management at Unilever. Ricardo Moreira is AB InBev’s Chief Supply Officer since 1 January 2024. Born in 1971, he is a Portuguese citizen and received a Degree in Mechanical Engineering from Rio de Janeiro Federal University in Brazil and a specialization in Management from University of Chicago in the U.S. Mr. Moreira joined Ambev in 1995 and held various positions in the Sales and Finance organizations prior to becoming Regional Sales Director in 2001. He subsequently held positions as Vice President Logistics & Procurement for Latin America North, Business Unit President for Hispanic Latin America (HILA) and Vice President Soft Drinks Latin America North. In 2013, Mr. Moreira moved to Mexico to head AB InBev’s Sales, Marketing and Distribution organizations and lead the commercial integration of Grupo Modelo. Most recently, Mr. Moreira held the role of CEO Africa Zone until 31 December 2023 and, prior to that, of Zone President Latin America COPEC until 31 December 2018. Cassiano de Stefano is AB InBev’s CEO Africa Zone since 1 January 2024. Born in 1974, he is a Brazilian citizen and holds a degree in civil engineering from Unicamp and a Master’s in Business Administration from the University of Sao Paulo. He also has postgraduate certifications in business, sales, marketing, logistics, and administration from The Wharton School, INSEAD, the Kellogg School of Management, and Stanford University. Mr. de Stefano has been with AB InBev for over 24 years, most recently serving as President of Grupo Modelo in México. During his time at the company, Cassiano has held various management roles in Sales and Logistics, in Brazil and Russia. Prior to his movement to Mexico, he was Logistics Vice President and Vice President of High End Co for AmBev. Ricardo Tadeu is AB InBev’s Chief Growth Officer since April 2022. Born in 1976, he is a Brazilian citizen, and received a law degree from the Universidade Cândido Mendes in Brazil and a Master of Laws from Harvard Law School in Cambridge, Massachusetts. He is also Six Sigma Black Belt certified. He joined Ambev in 1995 and has held various roles across the Commercial area. He was appointed Business Unit President for the operations in Hispanic Latin America in 2005, and served as Business Unit President, Brazil from 2008 to 2012. He served as Zone President, Mexico from 2013 until his appointment as Zone President Africa upon completion of the combination with SAB in 2016. Mr. Tadeu most recently served as Chief B2B Officer, spearheading the creation of BEES, and before that he served as Chief Sales Officer until July 2020, and Zone President Africa until 31 December 2018. Fernando Tennenbaum is AB InBev’s Chief Financial Officer since 29 April 2020. Born in 1977, he is a dual citizen of Brazil and Germany and holds a degree in industrial engineering from Escola Politécnica da Universidade de São Paulo and a corporate MBA from Ambev. He joined the company in 2004, and has held various roles in the finance function (including Treasury, Investor Relations and M&A). He most recently served as the Vice President of Finance (South America Zone) and Chief Financial and Investor Relations Officer of Ambev S.A. Jason Warner is AB InBev’s CEO Europe Zone since 1 January 2019. Born in 1973, he is a dual British and U.S. citizen and received a BSc Eng Hons Industrial Business Studies degree from DeMontfort University in the United Kingdom. Prior to his current role, he was Business Unit President for North Europe between 2015 and 2018. He joined AB InBev in July 2009 as Global VP Budweiser, based in New York, before moving into a dual role of Global VP Budweiser and Marketing VP. He has also held Global VP roles for Corona as well as Innovation and Renovation. Prior to joining AB InBev, he held various positions at The Coca-Cola Company and Nestlé. Brendan Whitworth is AB InBev’s CEO North America Zone and CEO of Anheuser-Busch since 1 July 2021. Born in 1976, he is a US citizen and holds an MBA degree from Harvard Business School. Prior to his current role, he was Chief Sales Officer of Anheuser-Busch. Mr. Whitworth joined AB InBev in 2013 as a Global Sales Director and went on to hold various commercial leadership positions in the U.S., including Vice President U.S. Trade Marketing, and Vice President Sales U.S. Northeast Region. Prior to joining AB InBev, Mr. Whitworth held a series of U.S. commercial leadership roles at PepsiCo Frito-Lay. He also served in the US Marine Corps and Central Intelligence Agency. AB InBev – Annual Report 2023  202

5. Internal Control and Risk Management Systems The Board of Directors and the ExCom, assisted by the SLT, were responsible for establishing and maintaining adequate internal controls and risk management systems during the reporting period. Internal control is the process designed to provide reasonable assurance regarding achievement of objectives related to effectiveness and efficiency of operations, reliability of financial reporting and compliance with applicable laws and regulations. Risk management is the process designed to identify potential events that may affect the company and to manage risks to be within its risk appetite. Without prejudice to the responsibilities of the Board as a whole, the Audit Committee oversees financial and business risk management and discusses the process by which management assesses and manages the company’s exposure to those risks and the steps taken to monitor and control such exposure. The major risks and uncertainties faced by the company are described in the Risks and Uncertainties section of the Management report in AB InBev’s annual report. The company has established and operates its internal control and risk management systems based on guidelines issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The internal control system is based upon COSO’s Internal Control – Integrated Framework of 2013 and the risk management system is based on COSO’s Enterprise Risk Management Framework of 2017. 5.1 Financial reporting The ExCom, assisted by the SLT, was responsible for establishing and maintaining adequate internal controls over financial reporting during the reporting period. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS). Internal controls over financial reporting include those written policies and procedures that: • pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of company assets; • provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; • provide reasonable assurance that receipts and expenditures are being made only in accordance with authorization of management and directors of the company; and • provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements. Internal control over financial reporting includes the assessment of the relevant risks and the identification and monitoring of key controls and actions taken to correct deficiencies as identified. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Senior management assessed the effectiveness of the company’s internal control over financial reporting as of 31 December 2023. As indicated above, management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control — Integrated Framework” issued by COSO in May 2013. The assessment included an evaluation of the design of the company’s internal control over financial reporting and testing of its operational effectiveness. Based on this assessment, it was determined that, as of 31 December 2023, the company maintained effective internal control over financial reporting. The Board of Directors and the Audit Committee reviewed management’s assessment. The review related among other things to ensuring that there are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information, and to the existence of any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting. AB InBev – Annual Report 2023  203

In addition, as a result of the listing of Anheuser-Busch InBev on the New York Stock Exchange, the company must adhere to Section 404 of the US Sarbanes-Oxley Act of 2002. As a consequence, the company is required to provide on a yearly basis a management report on the effectiveness of the company’s internal control over financial reporting, as described in Section 404 of the US Sarbanes-Oxley Act of 2002 and the rules implementing the act. Management’s report and the Statutory Auditor’s related opinion regarding the relevant financial year, will be included in the company’s Annual Report on Form 20-F for such year, which is required to be filed with the US Securities and Exchange Commission. 5.2 Internal Audit The company has a professional and independent internal audit (risk management) department. The appointment of the Head of internal audit is reviewed by the Audit Committee. The Audit Committee reviews internal audit’s risk assessment and annual audit plan and regularly receives internal audit reports for review and discussion. Internal control deficiencies identified by internal audit are communicated in a timely manner to management and periodic follow-up is performed to verify corrective action has been taken. 5.3 Compliance AB InBev has an Ethics & Compliance Program which fosters a culture of ethics, integrity and lawful behavior. This program includes a Code of Business Conduct and the Anti-Corruption Policy. During 2023, the Code of Business Conduct was updated to reinforce key principles and policies. In addition, training on company policies was expanded in 2023 to reach more colleagues and more topics. The Ethics & Compliance Program further promotes compliance with applicable laws and regulations and the completion of a periodic certification by management of compliance with the Code of Business Conduct. A set of internal controls and a data analytics tool have been implemented and are periodically assessed by the Global and Local Ethics & Compliance Committees and the Audit Committee. The Global Ethics & Compliance Committee, chaired by the company’s Global Head of Ethics & Compliance, assesses regulatory, ethical and compliance risks for the company from a global perspective and provides strategic direction for the activities of the Ethics and Compliance function. On a quarterly basis, the Global Ethics & Compliance Committee reviews the operation of the Compliance Program and follows-up on reports submitted through the company’s Compliance Helpline (a confidential whistle-blowing platform). In addition to the Global Ethics & Compliance Committee, each Zone has its own Local Ethics & Compliance Committee, which addresses local ethics and compliance matters. The Audit Committee reviews the operation of the Ethics & Compliance Program and the results of any compliance reviews or reports submitted through the company’s global Compliance Helpline. On a regular basis, the Audit Committee also reviews the significant legal, compliance and regulatory matters that may have a material effect on the financial statements or the company’s operations, including material notices to or inquiries received from governmental agencies. In addition, the Board of Directors dedicated time in 2023 to a review of the company’s compliance function and programs, including in the areas of data privacy and cybersecurity. AB InBev – Annual Report 2023  204

6. Shareholders’ structure

6.1. Shareholders’ structure

The following table shows the shareholders' structure of Anheuser-Busch InBev as at 31 December 2023 based on (i) transparency declarations made by shareholders who are compelled to disclose their shareholdings pursuant to the Belgian law of 2 May 2007 on the notification of significant shareholdings and the Articles of Association of the company, (ii) notifications made by such shareholders to the company on a voluntary basis on or prior to 31 December 2023 for the purpose of updating the above information, (iii) notifications received by the company in accordance with Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 and (iv) information included in public filings with the US Securities and Exchange Commission.

Major shareholders	Number of Shares	% of voting rights (1)
Holders of Ordinary Shares		
1. **Stichting Anheuser-Busch InBev**, a stichting incorporated under Dutch law (the “Reference Shareholder”)	663,074,832	33.42%
2. **EPS Participations Sàrl**, a company incorporated under Luxembourg law, affiliated to EPS, its parent company	133,846,578	6.75%
3. **EPS SA**, a company incorporated under Luxembourg law, affiliated to the Reference Shareholder that it jointly controls with BRC	99,999	0.01%
4. **BRC Sàrl**, a company incorporated under Luxembourg law, affiliated to the Reference Shareholder that it jointly controls with EPS	28,097,078	1.42%
5. **Rayvax Société d’Investissements SA**, a company incorporated under Belgian law	50,000	0.00%
6. **Fonds Verhelst SC,** a company with a social purpose incorporated under Belgian law	0	0.00%
7. **Fonds Voorzitter Verhelst SC**, a company with a social purpose incorporated under Belgian law, affiliated to Fonds Verhelst SRL with a social purpose, that controls it	6,997,665	0.35%
8. **Stichting Fonds InBev-Baillet Latour**, a stichting incorporated under Dutch law	0	0.00%
9. **Fonds Baillet Latour SC**, a company incorporated under Belgian law, affiliated to Stichting Fonds InBev-Baillet Latour under Dutch law, that controls it	5,485,415	0.28%
10. **Olia 2 AG**, a company incorporated under Liechtenstein law, acting in concert with Jorge Paulo Lemann within the meaning of Article 3, §2 of the Takeover Law	259,000	0.01%
Holders of Restricted Shares		
1. **Altria Group Inc.** (2)	185,115,417	9.33%
2. **Bevco Lux Sàrl** (3)	96,862,718	4.88%

(1) Holding percentages are calculated on the basis of the total number of shares in issue, excluding treasury shares (1,983,827,782). As at 31 December 2023, there were 2,019,241,973 shares in issue including 35,414,191 Ordinary Shares held in treasury by AB InBev and certain of its subsidiaries.

(2) In addition to the Restricted Shares listed above, Altria Group Inc. announced in its Schedule 13D beneficial ownership report on 11 October 2016 that, following completion of the business combination with SAB, it purchased 11,941,937 Ordinary Shares in the company. Finally, Altria Group Inc. further increased its position of Ordinary Shares in the company to 12,341,937, as disclosed in the Schedule 13D beneficial ownership report filed by Stichting dated 1 November 2016, implying an aggregate ownership of 9.95% based on the number of shares with voting rights as at 31 December 2023.

(3) In addition to the Restricted Shares listed above, Bevco Lux Sàrl announced in a notification made on 17 January 2017 in accordance with the Belgian law of 2 May 2007 on the notification of significant shareholdings, that it purchased 4,215,794 Ordinary Shares in the company. Bevco Lux Sàrl disclosed to us that it increased its position of Ordinary Shares in the company to an aggregate of 6,000,000 Ordinary Shares, resulting in an aggregate ownership of 5.19% based on the number of shares with voting rights as at 31 December 2023.

AB InBev – Annual Report 2023 | 205

The first ten entities mentioned in the table act in concert (it being understood that (i) the first nine entities act in concert within the meaning of article 3, §1, 13º of the Belgian law of 2 May 2007 on the disclosure of significant shareholdings in issuers whose securities are admitted to trading on a regulated market and containing various provisions, implementing into Belgian law Directive 2004/109/CE, and (ii) the tenth entity acts in concert with the first nine entities within the meaning of article 3, §2 of the Belgian law of 1 April 2007 on public takeover bids) and hold, as per (i) the most recent notifications received by AB InBev and the FSMA in accordance with (a) article 6 of the Belgian law of 2 May 2007 on the notification of significant shareholdings or (b) Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014, and (ii) notifications to the company made on a voluntary basis prior to 31 December 2023, in aggregate, 837,910,567 Ordinary Shares, representing 42.24% of the voting rights attached to the shares outstanding as of 31 December 2023 excluding treasury shares. 6.2. Shareholders’ arrangements Stichting Anheuser-Busch InBev (the Reference Shareholder) has entered into shareholders’ agreements with (a) BRC, EPS, EPS Participations, Rayvax Société d’Investissements SA (Rayvax), (b) Fonds Baillet Latour SC and Fonds Voorzitter Verhelst SC with a social purpose, and (c) the largest holders of Restricted Shares in the company (the Restricted Shareholders). A. REFERENCE SHAREHOLDER’S AGREEMENT In connection with the combination of Interbrew with Ambev in 2004, BRC, EPS, Rayvax and the Reference Shareholder entered into a shareholders’ agreement on 2 March 2004 which provided for BRC and EPS to hold their interests in the old Anheuser-Busch InBev through the Reference Shareholder (except for approximately 134 million shares held directly or indirectly by EPS and approximately 28 million shares held directly by BRC based on the most recent shareholding disclosure received by the company as at 31 December 2023). The shareholders’ agreement was amended and restated on 9 September 2009. On 18 December 2013, EPS contributed to EPS Participations its certificates in the Reference Shareholder and the shares it held in the old Anheuser-Busch InBev except for 100,000 shares. Immediately thereafter, EPS Participations joined the concert constituted by BRC, EPS, Rayvax and the Reference Shareholder and adhered to the shareholders’ agreement. On 18 December 2014, the Reference Shareholder, EPS, EPS Participations, BRC and Rayvax entered into a new shareholders’ agreement that replaced the previous shareholders’ agreement of 2009. On 11 April 2016, the parties thereto entered into an amended and restated new shareholders’ agreement (the 2016 Shareholders’ Agreement). On April 27, 2023, the parties thereto entered into an amended and restated shareholders’ agreement (the 2023 Shareholders’ Agreement), which replaced in its entirety the 2016 Shareholders’ Agreement. The 2023 Shareholders’ Agreement has primarily modified certain provisions for nominating members of the Board included in the 2016 Shareholders’ Agreement. The 2023 Shareholders’ Agreement addresses, among other things, certain matters relating to the governance and management of both AB InBev and the Reference Shareholder, as well as (i) the transfer of the Reference Shareholder certificates, and (ii) the de-certification and re-certification process for the company’s shares (the Shares) and the circumstances in which the Shares held by the Reference Shareholder may be de-certified and/or pledged at the request of BRC, EPS and EPS Participations. The 2023 Shareholders’ Agreement provides for restrictions on the ability of BRC and EPS/EPS Participations to transfer their Reference Shareholder certificates. Pursuant to the terms of the 2023 Shareholders’ Agreement, BRC and EPS/EPS Participations jointly and equally exercise control over the Reference Shareholder and the Shares held by the Reference Shareholder. The Reference Shareholder is managed by an eight-member board of directors and each of BRC and EPS/EPS Participations have the right to appoint four directors to the Reference Shareholder board of directors. Subject to certain exceptions, at least seven of the eight Reference Shareholder directors must be present or represented in order to constitute a quorum of the Reference Shareholder board, and any action to be taken by the Reference Shareholder board of directors will, subject to certain qualified majority conditions, require the approval of a majority of the directors present or represented, including at least two directors appointed by BRC and two directors appointed by EPS/EPS Participations. Subject to certain exceptions, all decisions of the Reference Shareholder with respect to the Shares it holds, including how such Shares will be voted at shareholders’ meetings of AB InBev (Shareholders’ Meetings), will be made by the Reference Shareholder board of directors. AB InBev – Annual Report 2023  206

The 2023 Shareholders’ Agreement requires the Reference Shareholder board of directors to meet prior to each shareholders’ meeting of AB InBev to determine how the Shares held by the Reference Shareholder are to be voted. The 2023 Shareholders’ Agreement requires EPS, EPS Participations, BRC and Rayvax, as well as any other holder of certificates issued by the Reference Shareholder, to vote their Shares in the same manner as the Shares held by the Reference Shareholder. The parties agree to effect any free transfers of their Shares in an orderly manner of disposal that does not disrupt the market for the Shares and in accordance with any conditions established by the company to ensure such orderly disposal. In addition, under the 2023 Shareholders’ Agreement, EPS, EPS Participations and BRC agree not to acquire any shares of Ambev’s capital stock, subject to limited exceptions. Pursuant to the 2023 Shareholders’ Agreement, the Reference Shareholder board of directors will propose to the shareholders’ meeting of AB InBev eight candidates for appointment to the Board, among which each of BRC and EPS/EPS Participations will have the right to nominate four candidates. The 2023 Shareholders’ Agreement will remain in effect for an initial term until 27 August 2034. It will be automatically renewed for successive terms of ten years each unless, not later than two years prior to the expiration of the initial or any successive ten-year term, either party to the 2023 Shareholders' Agreement notifies the other of its intention to terminate the 2023 Shareholders’ Agreement. B. VOTING AGREEMENT BETWEEN THE REFERENCE SHAREHOLDER AND THE FOUNDATIONS In addition, the Reference Shareholder has entered into a voting agreement with Fonds Baillet Latour SRL with a social purpose (now Fonds Baillet Latour SC) and Fonds Voorzitter Verhelst SRL with a social purpose (now Fonds Voorzitter Verhelst SC). This agreement provides for consultations between the three bodies before any shareholders’ meetings of AB InBev to decide how they will exercise the voting rights attached to their Shares. Consensus is required for all items that are submitted to the approval of any shareholders’ meetings. If the parties fail to reach a consensus, Fonds Baillet Latour SC and Fonds Voorzitter Verhelst SC will vote their Shares in the same manner as the Reference Shareholder. The voting agreement is valid until 1 November 2034. C. VOTING AGREEMENT BETWEEN THE REFERENCE SHAREHOLDER AND SOME RESTRICTED SHAREHOLDERS On 8 October 2016, the Reference Shareholder and each holder of Restricted Shares (such holders being the Restricted Shareholders) holding more than 1% of the company’s total share capital, being Altria Group Inc. and Bevco LTD, have entered into a voting agreement, to which the company is also a party, under which notably: • the Reference Shareholder is required to exercise the voting rights attached to its Ordinary Shares to give effect to the directors’ appointment principles set out in articles 19 and 20 of the Articles of Association of the company; • each Restricted Shareholder is required to exercise the voting rights attached to its Ordinary Shares and Restricted Shares, as applicable, to give effect to the directors’ appointment principles set out in articles 19 and 20 of the Articles of Association; and • each Restricted Shareholder is required not to exercise the voting rights attached to its Ordinary Shares and Restricted Shares, as applicable, in favour of any resolutions which would be proposed to modify the rights attached to Restricted Shares, unless such resolution has been approved by a qualified majority of the holders of at least 75% of the Restricted Shareholder Voting Shares (as defined in the Articles of Association). AB InBev – Annual Report 2023  207

7. Items to be disclosed pursuant to Article 34 of the Belgian Royal Decree of 14 November 2007 According to article 34 of the Belgian Royal Decree of 14 November 2007, Anheuser-Busch InBev hereby discloses the following items: 7.1. Capital structure and authorizations granted to the Board The company’s share capital is divided in two categories of shares: all shares are ordinary shares (the Ordinary Shares), except for the restricted shares which were issued as part of the combination with SAB and remain outstanding from time to time (the Restricted Shares). Since 11 October 2021, the Restricted Shares are convertible at the election of their holders into new Ordinary Shares on a one-for-one basis. Following conversion requests made until 31 December 2023, as of 1 January 2024, 282,044,710 Restricted Shares remain outstanding compared to 1,737,197,263 outstanding Ordinary Shares. As of that date, Ordinary Shares represented 86.03% of the capital while Restricted Shares represented 13.97% of the capital. Ordinary Shares and Restricted Shares have the same rights except as set out in the Articles of Association. Restricted Shares shall always be in registered form and shall not be listed or admitted to trading on any stock market. Anheuser-Busch InBev may increase or decrease its share capital with the specific approval of a shareholders’ meeting. The shareholders may also authorize the Board of Directors to increase the share capital. Such authorization must be limited in time and amount. In either case, the shareholders’ approval or authorization must satisfy the quorum and majority requirements applicable to amendments to the Articles of Association. At the annual shareholders’ meeting of 27 April 2022, the shareholders authorized the Board of Directors to increase the share capital of AB InBev to an amount not to exceed 3% of the total number of shares issued and outstanding on 27 April 2022 (i.e. 2,019,241,973). This authorization has been granted for five years from the date of publication of the amendment of the Articles of Association resolved upon by the shareholders’ meeting held on 27 April 2022 (i.e., until 3 June 2027). It can be used for several purposes, including when the sound management of the company’s business or the need to react to appropriate business opportunities calls for a restructuring, an acquisition (whether private or public) of securities or assets in one or more companies or, generally, any other appropriate increase of the company’s capital. AB InBev’s Board of Directors has been authorized by the shareholders’ meeting to acquire, on or outside the stock exchange, AB InBev shares up to maximum 20% of the issued shares for a unitary price which will not be lower than 1 Euro and not higher than 20% above the highest closing price in the last 20 trading days preceding the transaction. This authorization is valid for five years as from the date of publication of the amendment of the Articles of Association resolved upon by the shareholders’ meeting held on 28 April 2021 (i.e., until 1 June 2026). 7.2. Voting rights and transferability of shares and shareholders’ arrangements VOTING RIGHTS, QUORUM AND MAJORITY REQUIREMENTS Each share entitles the holder to one vote. In accordance with article 7:217, §1 and article 7:224 of the Belgian Companies Code, the voting rights attached to shares held by Anheuser-Busch InBev and its subsidiaries are suspended. Generally, there is no quorum requirement for a shareholders’ meeting and decisions will be taken by a simple majority vote of shares present or represented. However, certain matters will require a larger majority and/or a quorum. These include the following: i. any amendment to the Articles of Association (except the amendments to the corporate purpose or the transformation of the legal form of the company), including inter alia, reductions or increases of the share capital of the company (except for capital increases decided by the Board pursuant to the authorized capital) or any resolution relating to a merger or demerger of the company require the presence in person or by proxy of shareholders holding an aggregate AB InBev – Annual Report 2023  208 of at least 50% of the issued share capital, and the approval of a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account); ii. any authorization to repurchase of Shares requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account); iii. any modification of the purpose of the company requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 80% of the votes cast at the meeting (without taking abstentions into account); iv. resolutions relating to the modification of the rights attached to a particular class of shares will require the presence in person or by proxy of shareholders holding an aggregate of at least 50% of the issued share capital in each class of shares and the approval of a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account) in each class of shares, (in each of the cases (i), (ii), (iii) and (iv), if a quorum is not present, a second meeting must be convened. At the second meeting, the quorum requirement does not apply. However, the qualified majority requirement of 75% or 80%, as the case may be, continues to apply); and v. any acquisition or disposal of tangible assets by the company for an amount higher than the value of one third of the company’s consolidated total assets as reported in its most recent audited consolidated financial statements requires the approval of a qualified majority of at least 75% of the votes cast at the meeting (without taking abstentions into account), but there is no minimum quorum requirement. As an additional rule, in the event of (i) a contribution in kind to the company with assets owned by any person or entity which is required to file a transparency declaration pursuant to applicable Belgian law or a subsidiary (within the meaning of article 1:15 of the Belgian Companies Code) of such person or entity, or (ii) a merger of the company with such a person or entity or a subsidiary of such person or entity, then such person or entity and its subsidiaries shall not be entitled to vote on the resolution submitted to the shareholders’ meeting to approve such contribution in kind or merger. TRANSFERABILITY OF SHARES Ordinary Shares are freely transferable. As far as Restricted Shares are concerned, until 10 October 2021, no Restricted Shareholder was able, in each case directly or indirectly, to transfer, sell, contribute, offer, grant any option on, otherwise dispose of, pledge, charge, assign, mortgage, grant any lien or any security interest on, enter into any certification or depository arrangement or enter into any form of hedging arrangement with respect to, any of its Restricted Shares or any interests therein or any rights relating thereto, or enter into any contract or other agreement to do any of the foregoing, except in the specific instances set out in the Articles of Association in connection with transactions with Affiliates and Successors or in relation with Pledges. Each of the terms Affiliates, Successors and Pledge is defined in the Articles of Association. Since 11 October 2021, these transfer restrictions are no longer applicable, but Restricted Shares shall automatically convert into Ordinary Shares (on a one-for-one basis) upon any transfer, sale, contribution or other disposal of Restricted Shares as set out below. CONVERSION Voluntary conversion Since 11 October 2021, each Restricted Shareholder has the right to convert all or part of its holding of Restricted Shares into Ordinary Shares at its election at any time. Automatic conversion The Restricted Shares shall automatically convert into Ordinary Shares in the situations set out in article 7.6. of the Articles of Association, i.e.: • upon any transfer, sale, contribution or other disposal, except as set out in article 7.6 (a) of the Articles of Association in connection with transactions with Affiliates and Successors or in relation with Pledges; • immediately prior to the closing of a successful public takeover bid for all shares of the company or the completion of a merger of Anheuser-Busch InBev as acquiring or disappearing company, in circumstances where the shareholders directly or indirectly, controlling or exercising directly or indirectly joint control over AB InBev immediately prior to such takeover bid or merger will not directly or indirectly control, or exercise joint control over, AB InBev or the surviving entity following such takeover bid or merger; or • upon the announcement of a squeeze-out bid for the outstanding shares of the company, in accordance with article 7:82 of the Belgian Companies Code. SHAREHOLDERS ARRANGEMENTS Please refer to section 6.2 above. AB InBev – Annual Report 2023  209

7.3. Significant agreements or securities of Anheuser- Busch InBev that may be impacted by a change of control on the company 1. REVOLVING CREDIT AND SWINGLINE FACILITIES AGREEMENT The company entered, on 16 February 2021, into an Amendment and Restatement Agreement in respect of its existing Revolving Credit and Swingline Facilities Agreement originally dated 26 February 2010, as amended from time to time and for the last time pursuant to an Amendment Letter dated 27 October 2015 (the Original Facilities Agreement and, as amended and restated by the Amendment and Restatement Agreement, the Restated Facilities Agreement ). The Original Facilities Agreement was originally entered into by the old Anheuser-Busch InBev SA/NV, and was transferred to the company as a result of the merger between Anheuser-Busch InBev (formerly “Newbelco”) and the old Anheuser- Busch InBev SA/NV, that took place on 10 October 2016 in the framework of the combination with SAB. The total commitments of the Original Facilities Agreement were, immediately prior to the effective date of the Amendment and Restatement Agreement, USD 9,000,000,000 and, following the effective date of the Amendment and Restatement Agreement, USD 10,100,000,000. Pursuant to the Amendment and Restatement Agreement, the maturity of the Original Facilities Agreement was extended from August 2022 under the Original Facilities Agreement to February 2026 under the Restated Facilities Agreement. The company has, with effect from 17 March 2022, exercised the first of its two options under the Restated Facilities Agreement to further extend the maturity of the USD 10,100,000,000 facility until February 2027. Likewise, the company has, with effect from 8 September 2023, exercised the second of its two options under the Restated Facilities Agreement to further extend the maturity of the facility until February 2028 with total commitments of USD 9,750,000,000 for the period from February 2027 to February 2028. The Restated Facilities Agreement contains a clause 17 (Mandatory Prepayment) that grants, in essence, to any lender under the Restated Facilities Agreement, upon a Change of Control over the Company, the right (i) not to fund any loan or letter of credit (other than a rollover loan meeting certain conditions) and (ii) (by not less than 30 days written notice) to cancel its undrawn commitments and require repayment of its participations in the loans or letters of credit, together with accrued interest thereon, and all other amounts owed to such lender under the Restated Facilities Agreement (and certain related documents). Pursuant to the Restated Facilities Agreement (a) “Change of Control” means “any person or group of persons acting in concert (in each case other than Stichting InBev or any existing direct or indirect certificate holder or certificate holders of Stichting InBev or any person or group of persons acting in concert with any such persons) gaining Control of the Company, (b) “acting in concert” means “a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition directly or indirectly of shares in the Company by any of them, either directly or indirectly, to obtain Control of the Company” and (c) “Control” means, in respect of the Company, (a) “the direct or indirect ownership of more than 50 per cent of the share capital or similar rights of ownership of the Company or the power to direct the management and the policies of the Company whether through the ownership of share capital, contract or otherwise or (b) the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to: (i) cast, or control the casting of, more than 50 per cent. of the maximum number of votes that might be cast at a general meeting; or (ii) appoint or remove all, or the majority, of the directors or other equivalent officers; or (iii) give directions to management with respect to the operating and financial policies of the entity with which the directors or other equivalent officers of the Company are obliged to comply”. In accordance with article 7:151 of the Belgian Companies Code, clause 17 (Mandatory Prepayment) of the Restated Facilities Agreement was approved by the annual shareholders’ meeting of the Company held on 28 April 2021. Similar clauses were, in respect of the Original Facilities Agreement, approved by the shareholders meeting of old Anheuser-Busch InBev SA/NV on 27 April 2010 and 27 April 2016 in accordance with the then Article 556 of the 2009 Belgian Companies Code. As of 31 December 2023, no drawdowns were outstanding under the Original Facilities Agreement. 2. EMTN PROGRAM In accordance with article 556 of the 2009 Belgian Companies Code, the shareholders’ meeting of the old Anheuser-Busch InBev approved on 24 April 2013 (i) Condition 7.5. of the Terms & Conditions (Redemption at the Option of the Noteholders (Change of Control Put)) of the 15,000,000,000 Euro updated Euro Medium Term Note Program dated 16 May 2012 of Anheuser-Busch InBev SA/NV and Brandbrew SA (the “Issuers”) and Deutsche Bank AG, London Branch, acting as Arranger, which may be applicable in the case of Notes issued under the Program (the “EMTN Program”), (ii) any other provision in the EMTN Program granting rights to third parties which could affect the company’s assets or could impose an AB InBev – Annual Report 2023  210 obligation on the company where in each case the exercise of those rights is dependent on the occurrence of a “Change of Control” (as defined in the Terms & Conditions of the EMTN Program). Pursuant to the EMTN Program, (a) “Change of Control” means “any person or group of persons acting in concert (in each case other than Stichting Anheuser-Busch InBev or any existing direct or indirect certificate holder or certificate holders of Stichting Anheuser-Busch InBev) gaining Control of the company provided that a change of control shall not be deemed to have occurred if all or substantially all of the shareholders of the relevant person or group of persons are, or immediately prior to the event which would otherwise have constituted a change of control were, the shareholders of the company with the same (or substantially the same) pro rata interests in the share capital of the relevant person or group of persons as such shareholders have, or as the case may be, had, in the share capital of the company”, (b) “acting in concert” means “a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate, through the acquisition directly or indirectly of shares in the company by any of them, either directly or indirectly, to obtain Control of the company”, and (c) “Control” means the “direct or indirect ownership of more than 50 per cent of the share capital or similar rights of ownership of the company or the power to direct the management and the policies of the company whether through the ownership of share capital, contract or otherwise”. If a Change of Control Put is specified in the applicable Final Terms of the concerned notes, Condition 7.5. of the Terms & Conditions of the EMTN Programme grants, to any holder of such notes, in essence, the right to request the redemption of his notes at the redemption amount specified in the Final Terms of the notes, together, if appropriate, with interest accrued, upon the occurrence of a Change of Control and a related downgrade of the notes to sub-investment grade. The change of control provision above is included in the Final Terms of: • the 750,000,000 Euro 7.375% Notes due 2013 (Redeemed on 30 January 2013), the 600,000,000 Euro 8.625% Notes due 2017 (Redeemed on 9 December 2016) and the 550,000,000 GBP 9.75% Notes due 2024, each issued by the company in January 2009; • the 750,000,000 Euro 6.57% Notes due 2014, issued by the company in February 2009 (Redeemed on 27 February 2014); • the 50,000,000 Euro FRN Notes that bear an interest at a floating rate of 3 month EURIBOR plus 3.90%, issued by the company in April 2009 (Redeemed on 9 April 2014); • the 600,000,000 CHF 4.50% Notes due 2014 (Redeemed on 11 June 2014), issued by Brandbrew SA in June 2009 (with a guarantee by the company); • the 250,000,000 Euro 5.75% Notes due 2015 (Redeemed on 22 June 2015) and the 750,000,000 GBP 6.50% Notes due 2017 (Redeemed in June 2017), each issued by the company in June 2009; and • the 750,000,000 Euro 4% Notes due 2018 (Redeemed in April 2018), issued by the company in April 2010. The series of Notes referred to in the above paragraph were issued pursuant to the 10,000,000,000 Euro initial Euro Medium Term Note Programme dated 16 January 2009 or the 15,000,000,000 Euro updated Euro Medium Term Note Programme dated 24 February 2010 (as applicable). The relevant change of control provisions contained in the Final Terms of such series of Notes were submitted to, and approved by, the shareholders meetings of the old Anheuser-Busch InBev held on 28 April 2009 and 27 April 2010, respectively. There is no change of control clause included in the Final Terms of any series of Notes issued pursuant to the EMTN Programme by the company and/or Brandbrew SA after April 2010. As a result of the update of the EMTN Programme on 22 August 2013 the Terms & Conditions of the updated EMTN Programme no longer provide for a Redemption at the option of the Noteholders (Change of Control Put). In May 2016, the old Anheuser-Busch InBev invited Noteholders of certain outstanding series of Notes issued under the EMTN Programme prior to 2016 (the Notes ) to consider certain amendments to the terms and conditions applicable to those Notes (the Participation Solicitation ). The Participation Solicitation was undertaken to avoid any suggestion that the combination with SAB could be interpreted as a cessation of business (or a threat to do so), winding up or dissolution of the old Anheuser-Busch InBev. Meetings of the Noteholders of each series of the Notes were held on 1 June 2016 at which Noteholders voted in favour of the Participation Solicitation for each of the relevant series of Notes. Amended and restated final terms for each series of the Notes reflecting the amended terms and conditions, were signed by the old Anheuser-Busch InBev and the subsidiary guarantors named therein on 1 June 2016. The EMTN Program has been transferred to the company as a result of the merger between Anheuser-Busch InBev (formerly “Newbelco”) and the old AB InBev, that took place on 10 October 2016 in the framework of the combination with SAB. AB InBev – Annual Report 2023  211

3. US DOLLAR NOTES In accordance with article 556 of the 2009 Belgian Companies Code, the shareholders meeting of the old Anheuser-Busch InBev approved on 26 April 2011 (i) the Change of Control Clause of the USD 3,250,000,000 Notes issued on 29 and 26 March 2010, consisting of USD 1,000,000,000 2.50 % Notes due 2013 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 26 March 2013), USD 750,000,000 3.625 % Notes due 2015 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 15 April 2015), USD 1,000,000,000 5.00 % Notes due 2020 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 6 June 2018) and USD 500,000,000 Floating Rate Notes due 2013 (Exchanged for Registered Notes in an exchange offer that closed on 2 September 2010 and redeemed on 26 March 2013) (the “Unregistered Notes issued in March 2010”), (ii) the Change of Control Clause of the USD 3,250,000,000 Registered Notes issued in September 2010, consisting of USD 1,000,000,000 2.50 % Notes due 2013 (Redeemed on 26 March 2013), USD 750,000,000 3.625 % Notes due 2015 (Redeemed on 15 April 2015), USD 1,000,000,000 5.00 % Notes due 2020 (Redeemed on 6 June 2018) and USD 500,000,000 Floating Rate Notes due 2013 (Redeemed on 26 March 2013) and offered in exchange for corresponding amounts of the corresponding Unregistered Notes issued in March 2010, in accordance with a US Form F-4 Registration Statement pursuant to an exchange offer launched by Anheuser-Busch InBev Worldwide Inc. in the U.S. on 5 August 2010 and expired on 2 September 2010 (the “Registered Notes issued in September 2010”), (iii) the Change of Control Clause of the USD 8,000,000,000 Registered Notes issued in March 2011, consisting of USD 1,250,000,000 7.20% Notes due 2014 (Redeemed on 20 June 2011), USD 2,500,000,000 7.75% Notes due 2019 (Redeemed on 19 March 2018) and USD 1,250,000,000 8.20% Notes due 2039, USD 1,550,000,000 5.375 % Notes due 2014 (Redeemed on 15 November 2014), USD 1,000,000,000 6.875 % Notes due 2019 (Redeemed on 15 November 2019) and USD 450,000,000 8.00 % Notes due 2039 and offered in exchange for corresponding amounts of the corresponding Unregistered Notes issued in January 2009 and of the corresponding Unregistered Notes issued in May 2009, in accordance with a US Form F-4 Registration Statement pursuant to an exchange offer launched by Anheuser-Busch InBev Worldwide Inc. in the U.S. on 11 February 2011 and expired on 14 March 2011 (the “Registered Notes issued in March 2011”), whereby each of the Unregistered Notes issued in March 2010, the Registered Notes issued in September 2010 and the Registered Notes issued in March 2011 were issued by Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev, and (iv) any other provision applicable to the Unregistered Notes issued in March 2010, the Registered Notes issued in September 2010 and the Registered Notes issued in March 2011 granting rights to third parties which could affect the company’s assets or could impose an obligation on the company where in each case the exercise of those rights is dependent on the launch of a public take-over bid over the shares of the company or on a “Change of Control” (as defined in the Offering Memorandum with respect to the Unregistered Notes, as the case may be, and in the Registration Statement with respect to the Registered Notes). Pursuant to the Offering Memorandum and Registration Statement (a) “Change of Control” means “any person or group of persons acting in concert (in each case other than Stichting Anheuser-Busch InBev or any existing direct or indirect certificate holder or certificate holders of Stichting Anheuser-Busch InBev) gaining Control of the company provided that a change of control shall not be deemed to have occurred if all or substantially all of the shareholders of the relevant person or group of persons are, or immediately prior to the event which would otherwise have constituted a change of control were, the shareholders of the company with the same (or substantially the same) pro rata interests in the share capital of the relevant person or group of persons as such shareholders have, or as the case may be, had, in the share capital of the company”, (b) “Acting in concert” means “a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate, through the acquisition directly or indirectly of shares in the company by any of them, either directly or indirectly, to obtain Control of the company”, and (c) “Control” means the “direct or indirect ownership of more than 50 per cent of the share capital or similar rights of ownership of the company or the power to direct the management and the policies of the company whether through the ownership of share capital, contract or otherwise”. The Change of Control clause grants to any Noteholder, in essence, the right to request the redemption of his Notes at a repurchase price in cash of 101% of their principal amount (plus interest accrued) upon the occurrence of a Change of Control and a related downgrade in the Notes to sub-investment grade. AB InBev – Annual Report 2023  212

A similar change of control provision was approved by the shareholders’ meeting of the old Anheuser-Busch InBev on 28 April 2009 with respect to: • the USD 5,000,000,000 Notes, consisting of USD 1,250,000,000 7.20% Notes due 2014 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011 and redeemed on 20 June 2011), USD 2,500,000,000 7.75% Notes due 2019 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011 and redeemed on 19 March 2018) and USD 1,250,000,000 8.20% Notes due 2039 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011), each issued in January 2009 by Anheuser- Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from Anheuser-Busch InBev SA/NV (the “Unregistered Notes issued in January 2009”). A similar change of control provision was approved by the shareholders’ meeting of the old Anheuser-Busch InBev on 27 April 2010 with respect to: • the USD 3,000,000,000 Notes issued in May 2009, consisting of USD 1,550,000,000 5.375 % Notes due 2014 (Exchanged for Registered Notes in an exchange offer that closed on 14 March 2011 and redeemed on 15 November 2014), USD 1,000,000,000 6.875 % Notes due 2019 (Redeemed on 15 November 2019) and USD 450,000,000 8.00 % Notes due 2039 (the “Unregistered Notes issued in May 2009”) each issued by Anheuser- Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev. • the USD 5,500,000,000 Notes issued in October 2009, consisting of USD 1,500,000,000 3.00 % Notes due 2012 (Exchanged for Registered Notes in an exchange offer that closed on 05 February 2010 and redeemed on 15 October 2012), USD 1,250,000,000 4.125 % Notes due 2015 (Exchanged for Registered Notes in an exchange offer that closed on 5 February 2010 and redeemed on 15 January 2015), USD 2,250,000,000 5.375 % Notes due 2020 (exchanged for Registered Notes in an exchange offer that closed on 5 February 2010 and redeemed on 23 April 2018) and USD 500,000,000 6.375 % Notes due 2040 (exchanged for Registered Notes in an exchange offer that closed on 5 February 2010 and partially exchanged for a combination of Unregistered Notes and cash in an exchange offer that closed on 6 April 2017) (the “Unregistered Notes issued in October 2009”) each issued by Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev. • the USD 5,500,000,000 Registered Notes issued in February 2010, consisting of USD 1,500,000,000 3 % Notes due 2012 (Redeemed on 15 October 2012), USD 1,250,000,000 4.125 % Notes due 2015 (Redeemed on 15 January 2015), USD 2,250,000,000 5.375 % Notes due 2020 (redeemed on 23 April 2018) and USD 500,000,000 6.375 % Notes due 2040 (partially exchanged for a combination of Unregistered Notes and cash in an exchange offer that closed on 6 April 2017) and offered in exchange for corresponding amounts of the corresponding Unregistered Notes issued in October 2009, in accordance with a US Form F-4 Registration Statement pursuant to an exchange offer launched by Anheuser-Busch InBev Worldwide Inc. in the US on 8 January 2010 and expired on 5 February 2010 (the “Registered Notes issued in February 2010”) each issued by Anheuser-Busch InBev Worldwide Inc. with an unconditional and irrevocable guarantee as to payment of principal and interest from the old Anheuser-Busch InBev. The US Dollar Notes have been transferred to the company as a result of the merger between Anheuser-Busch InBev (formerly “Newbelco”) and the old AB InBev, which took place on 10 October 2016 in the framework of the combination with SAB. 4. NOTES ISSUED UNDER ANHEUSER-BUSCH INBEV’S SHELF REGISTRATION STATEMENT FILED ON FORM F-3. For the sake of completeness, there is no Change of Control Clause applicable to outstanding Notes issued under Anheuser- Busch InBev’s Shelf Registration Statement filed on Form F-3 (with an unconditional and irrevocable guarantee as to payment of principal and interest from Anheuser-Busch InBev SA/NV). AB InBev – Annual Report 2023  213

8. Remuneration 8.1. Remuneration policy The remuneration policy applies to the directors, the CEO and the other members of the ExCom. References to the remuneration of other executives of the company, including the other members of the Senior Leadership Team (SLT), are purely for information purposes. The remuneration policy was approved at the annual shareholders’ meeting of 27 April 2022. 8.1.1. REMUNERATION COMMITTEE The Remuneration Committee consists of three members appointed by the Board, all of whom are non-executive directors. Currently, the chairperson of the Remuneration Committee is a representative of the Reference Shareholder and the two other members meet the requirements of independence as established by the Belgian Companies and Associations Code and the 2020 Belgian Corporate Governance Code. The CEO and the Chief People Officer are invited to the meetings of the Remuneration Committee. The Remuneration Committee meets four times a year, and more often if required, and is convened by its chairperson or at the request of at least two of its members. The detailed composition, functioning and specific responsibilities of the Remuneration Committee are set forth in its terms of reference, which are part of the company’s Corporate Governance Charter. The principal role of the Remuneration Committee is to guide the Board with respect to all its decisions relating to the remuneration policies for the Board, the CEO, the ExCom and the SLT, and on their individual remuneration packages. Its objective is that the CEO and members of the ExCom and SLT are incentivized to achieve, and are compensated for, exceptional performance. It also promotes the maintenance and continuous improvement of the company’s compensation framework, which applies to all employees. AB InBev’s compensation framework is based on meritocracy and a sense of ownership with a view to aligning the interests of employees with the interests of shareholders. The Remuneration Committee takes into account the compensation of the employees when preparing the remuneration policy applicable to the directors, the members of the ExCom and the other members of the SLT. Particularly, the Committee discusses and assesses key areas of remuneration policy for the wider workforce throughout the year, the annual bonus pool and resulting pay outcomes for employees across the workforce and any material changes to the structure of workforce compensation. The Remuneration Committee prepares (and revises as the case may be) the remuneration policy and the remuneration report. In exceptional circumstances, the company may temporarily derogate from the remuneration policy. These exceptional circumstances cover situations in which the derogation is necessary to serve the long-term interests and sustainability of the company as a whole or to assure its viability. Such derogation requires the approval of both the Remuneration Committee and the Board of Directors. The remuneration report relating to the relevant financial year will include information on any derogation, including its justification. As noted above, the Remuneration Committee is composed exclusively of non-executive directors and a majority of its members qualify as independent directors. This helps to prevent conflicts of interest regarding the establishment, amendments and implementation of the remuneration policy in relation to the CEO and ExCom members. The CEO and the Chief People Officer do not take part in any discussions or deliberations of the Remuneration Committee related to their remuneration. The Remuneration Committee can hold in camera sessions without management being present whenever it deems appropriate to do so. In addition, the power to approve the remuneration policy, prior to its submission to the shareholders’ meeting, and the determination of the remuneration of the CEO and the ExCom and SLT members is vested with the Board upon recommendation of the Remuneration Committee. No member of the ExCom is at the same time a member of the Board. As regards the remuneration of the directors, all decisions are adopted by the shareholders’ meeting. AB InBev – Annual Report 2023  214

8.1.2. REMUNERATION POLICY OF THE DIRECTORS A. Remuneration governance The Remuneration Committee recommends the remuneration for directors, including the chairperson and the directors sitting on one or more of the Board committees. In so doing, it benchmarks from time to time directors’ remuneration against peer companies, as the case may be, with the assistance of an independent consulting firm. These recommendations are subject to approval by the Board and, subsequently, by the shareholders at the annual general meeting. In addition, the Board sets and revises, from time to time, the rules and level of compensation for directors carrying out a special mandate and the rules for reimbursement of directors’ business-related out-of-pocket expenses. The shareholders’ meeting may from time to time revise the directors’ remuneration upon recommendation of the Remuneration Committee. B. Structure of the remuneration The remuneration of the directors comprises a fixed cash fee component and a share-based component consisting of an award of Restricted Stock Units, which makes Board remuneration simple, transparent and easy for shareholders to understand. Remuneration is commensurate to the time committed by the directors to the Board and its various committees and is set by the shareholders’ meeting upon recommendation of the Remuneration Committee. In addition, the remuneration is designed to attract and retain talented directors. The award of Restricted Stock Units further aligns the interests of the directors with the sustainable value-creation objectives of the company. Restricted Stock Units corresponding to a fixed value in Euro are granted to the members of its Board as part of the fixed remuneration for the exercise of their duties. The Restricted Stock Units vest after five years and, upon vesting, entitle their holders to one AB InBev share per Restricted Stock Unit (subject to any applicable withholdings). The granting and vesting of the Restricted Stock Units are not subject to performance criteria. Such Restricted Stock Units therefore qualify as fixed remuneration, as recommended by the 2020 Belgian Corporate Governance Code. Contrary to the soft law recommendation of the 2020 Belgian Corporate Governance Code, the shares delivered to directors upon vesting of the Restricted Stock Units are not subject to a lock-up of three years after the date of the delivery and one year after the date of departure of the relevant director. However, the five-year vesting period of the Restricted Stock Units fosters a sustainable and long-term commitment of the directors to shareholder value creation that addresses the goal of the 2020 Belgian Corporate Governance Code. C. Other The company is prohibited from making loans to directors, whether for the purpose of exercising options or for any other purpose (except for routine advances for business-related expenses in accordance with the company’s rules for reimbursement of expenses). The company does not provide pensions, medical benefits or other benefit programs to directors. 8.1.3. REMUNERATION POLICY OF THE EXCOM The company’s remuneration policy is designed to support its high-performance culture and the creation of long-term sustainable value for its shareholders. The goal of the policy is to reward executives with market-leading compensation, which is conditional upon both the overall success of the company and individual performance. It promotes alignment with shareholders’ interests by strongly encouraging executive ownership of shares in the company and enables the company to attract and retain the best talent at a global level. Base salaries are aligned with mid-market levels. Additional short- and long-term incentives are linked to challenging short- and long-term performance targets, and the investment of part or all of any variable compensation earned in company shares is encouraged (see section 8.1.3.A.b). The Board determines the maximum amount for the funding of the variable remuneration pool prior to the start of a performance year and the allocation is made in accordance with criteria determined by the Board upon recommendation of the Remuneration Committee. All criteria and the duration of the vesting periods are aligned with the relevant time horizon of the company and set with the goal of fostering the company’s sustainable and long-term commitment to shareholder value creation and its talent retention strategy. Criteria and objectives are reviewed by the Remuneration Committee and the Board to promote alignment with the company’s business objective and strategic ambition. AB InBev – Annual Report 2023  215

The targets for each of the performance KPIs and business and individual objectives of the CEO and the other members of the ExCom and SLT are set and assessed by the Board based on a pre-determined performance matrix, upon recommendation of the Remuneration Committee. The target achievement and corresponding annual and long-term incentives of the CEO and the other members of the ExCom and SLT are assessed by the Remuneration Committee. The Board may revise the level of remuneration and approve a revised remuneration policy upon recommendation of the Remuneration Committee, subject to the approval of the shareholders’ meeting where required. A. Components of executive remuneration Executive remuneration generally consists of (a) fixed base salary, (b) variable performance-related compensation (bonus), (c) long-term incentives in the form of long-term Restricted Stock Units, long-term Performance Stock Units and/or long- term stock options, (d) pension schemes and (e) other components. The ratio between fixed remuneration (consisting of items (a), (d) and (e) listed above) and on-target variable remuneration (consisting of items (b) and (c) listed above) depends on seniority levels of the executives. Our remuneration structure places a significant emphasis on share-based components, resulting in items (b) and (c) being of a relatively higher weight assuming all performance and other requirements are fully met. To promote alignment with market practice, executives’ total compensation is reviewed overall against benchmarks. These benchmarks are collected by independent compensation consultants, in relevant industries and geographies. For benchmarking, a custom sample of over 20 global leading peer companies (the Compensation Peer Group) is used when available. The Compensation Peer Group is comprised of companies with a similar size to AB InBev, with the majority of them belonging to the consumer goods sector, and each shares a complex and diverse business model and operates in talent and labor markets similar to AB InBev. The Compensation Peer Group is set by the Remuneration Committee upon the advice of an independent compensation consultant. It may be revised from time to time as the company evolves. The Compensation Peer Group that is used as the benchmark for a given financial year will be detailed in the Remuneration Report for such financial year. If Compensation Peer Group data is not available for a given role, Fortune 100 companies’ data is used. Executives’ total compensation at target is intended to be 10% above the third quartile. a. Base salary Executives’ base salaries are intended to be aligned with mid-market levels for the appropriate market. Mid-market means that, for a similar job in the market, 50% of companies in that market pay more and 50% of companies pay less. b. Variable performance-related compensation (bonus) – Share-based compensation plan Variable performance-related compensation (bonus) is key to the company’s compensation system and is aimed at rewarding executives’ short- and long-term performance. The target variable performance-related compensation (bonus) is expressed as a percentage of the market reference salary applicable to the executive. The on-target bonus percentage currently theoretically amounts to maximum 200% of the market reference salary for members of the ExCom and 340% for the CEO. Company performance below or above target will result in a bonus payout that is lower or higher than the theoretical on-target amount, subject to a cap. An additional incentive of 20% on a bonus amount may be awarded by the Remuneration Committee in the case of exceptional circumstances. The effective payout of variable performance-related compensation (bonus) is directly correlated with performance, i.e. linked to the achievement of total company, business unit and individual targets, all of which are based on performance metrics. If executives do not achieve their individual target hurdle, no bonus is earned irrespective of whether the total company and/or relevant business units achieve their targets. If, on the other hand, the total company and/or relevant business unit targets are not achieved, a limited portion of the bonus is payable to executives if they achieve their individual target hurdle. AB InBev – Annual Report 2023  216

Company and business unit targets are based on performance metrics which focus on top-line growth, profitability and long-term value creation. Examples of key performance metrics are: • EBITDA (organic) • Cash Flow Generation • Net Revenue Growth • Market Share • Sustainability targets These performance metrics may evolve over time. The metrics and the relative weight attributed to each of them are set by the Board annually taking into account the company’s strategic priorities. Further details on the metrics for a given financial year are included in the remuneration report for such year. Individual performance targets of the CEO and the other members of the ExCom may consist of financial and non-financial targets. Individual financial targets can, for example, be related to EBITDA, net revenue, capex, resource allocation and net debt ratios. Examples of individual non-financial targets include brand development, operations and innovation, sustainability and other elements of corporate social responsibility, corporate reputation and compliance/ethics. Typical individual performance measures in the non-financial areas relate to employee engagement, talent pipeline, sustainability goals and compliance, and are linked to the achievement of the company’s strategic objectives. The target achievement for each of the performance metrics and business and personal objectives is assessed by the Remuneration Committee on the basis of accounting and financial data and other objective criteria. A weighted performance score is translated into a payout curve with a cap, subject to a hurdle of achievement for individual targets. The hurdle is set at the minimum acceptable level of individual performance to trigger eligibility for a bonus pay-out. The variable performance-related compensation (bonus) is usually paid annually in arrears after the publication of the company’s full year results, in or around March of the relevant year. Exceptionally, it may be paid out semi-annually at the discretion of the Board. In such case, the first half of the variable compensation is paid shortly after publication of the half year results and the second half is paid after publication of the full year results. Executives receive their variable performance-related compensation (bonus) in cash but are encouraged to invest some (up to 60%) or all of its value in company shares (Voluntary Shares). Voluntary Shares are: • existing ordinary shares; • entitled to dividends paid as from the date of grant; • subject to a lock-up period of three years; and • granted at market price, to which a discount of up to 20% is applied. The discount is delivered in the form of Restricted Stock Units, subject to specific restrictions or forfeiture provisions in the event of termination of service (Discounted Shares). Executives who invest in Voluntary Shares also receive one and a half matching shares from the company for each voluntary share invested up to a limited total percentage (60%) of each executive’s variable compensation. These matching shares are also delivered in the form of Restricted Stock Units (Matching Shares). The Restricted Stock Units relating to the Matching Shares and the Discounted Shares vest over a three-year period. No performance conditions apply to the vesting of the Restricted Stock Units. However, Restricted Stock Units will only be granted under the double condition that the executive: • has earned a variable compensation, which is subject to the successful achievement of total company, business unit and individual performance targets (performance condition); and • has agreed to reinvest all or part of his/her variable compensation in company shares, which are subject to a lock- up as indicated above (ownership condition). Specific forfeiture rules apply in the event the executive leaves the company before the vesting date of the Restricted Stock Units. AB InBev – Annual Report 2023  217

In accordance with the authorization granted in the company’s bylaws, this variable compensation system partly deviates from article 7:91 of the Belgian Companies and Associations Code, as it allows: • for the variable remuneration to be paid out based on the achievement of annual targets without staggering its grant or payment over a three-year period. However, as indicated above, executives are encouraged to invest some or all of their variable compensation in company Voluntary Shares. Such voluntary investment also leads to a grant of Matching Shares in the form of Restricted Stock Units, which vest over a three-year period, promoting sustainable long-term performance; and • for the Voluntary Shares granted under the share-based compensation plan to vest at their grant, instead of applying a vesting period of minimum three years. Nonetheless, the Voluntary Shares are subject to a lock-up period of three years. c. Long-term incentives Annual long-term incentives Subject to management’s assessment of the executive’s performance and future potential, members of our senior management may be eligible for an annual long-term incentive paid out in Restricted Stock Units, Performance Stock Units and/or stock options. Any grant of annual long-term incentives to members of the ExCom and SLT is subject to Board approval, upon recommendation of the Remuneration Committee. Grants to executives of a certain seniority, including members of the ExCom and SLT, will primarily take the form of a combination of Restricted Stock Units and Performance Stock Units. Long-term Restricted Stock Units have the following features: • a grant value determined on the basis of the market price or an average market price of the share at the time of grant; • upon vesting, each Restricted Stock Unit entitles its holder to acquire one share; • the Restricted Stock Units cliff vest over a three-year period; and • in the event the executive leaves the company before the vesting date, specific forfeiture rules will apply. Long-term Performance Stock Units have the following features: • a grant value determined on the basis of the market price or an average market price of the share at the time of grant; • the Performance Stock Units cliff vest over a three-year period; • upon vesting of the Performance Stock Units, the number of shares to which the holders thereof shall be entitled shall depend on a performance test measuring (on a percentile basis) the company’s three-year Total Shareholder Return (TSR) relative to the TSR realized for that period by a representative sample of listed companies belonging to the consumer goods sector. The number of shares to which such Units entitle their holders is subject to a hurdle and cap; and • in the event the executive leaves the company before the vesting date, specific forfeiture rules will apply. Long-term incentive stock options have the following features: • an exercise price equal to the market price or an average market price of the share at the time of grant; • a maximum lifetime of 10 years and an exercise period that starts after five years; • upon exercise, each option entitles the option holder to purchase one share; • the options cliff vest after five years; and • in the event of termination of service before the vesting date, specific forfeiture rules will apply. AB InBev – Annual Report 2023  218

Exceptional long-term incentives Restricted Stock Units, Performance Stock Units or stock options may be granted from time to time to members of the senior management of the company: • who have made a significant contribution to the success of the company; or • who have made a significant contribution in relation to acquisitions and/or the achievement of integration benefits; or • to incentivize and retain senior leaders who are considered to be instrumental in achieving the company’s ambitious short or long-term growth agenda. Vesting of such Restricted Stock Units, Performance Stock Units or stock options may be subject to achievement of performance conditions which will be related to the objectives of such exceptional grants. Such performance conditions may consist of financial metrics related to market conditions (e.g. relative TSR) or non-market conditions (e.g. an EBITDA compounded annual growth rate). Grants will primarily take the form of Restricted Stock Units. Any grant of exceptional long-term incentives to members of the ExCom and SLT is subject to Board approval, upon recommendation of the Remuneration Committee. The following historic exceptional long-term incentive plans are listed by way of example: 1. 2020 Incentive Plan: options could be granted to selected members of the senior management of the company, who were considered to be instrumental in helping the company to achieve its ambitious growth target. Each option gave the grantee the right to purchase one existing share. An exercise price was set at an amount equal to the market price of the share at the time of grant. The options had a duration of 10 years as from granting and would vest after five years. The options would only become exercisable provided a performance test was met by the company. This performance test was based on a net revenue amount which had to be achieved by 31 December 2022 at the latest. 2. Integration Incentive Plan: options could be granted to selected members of the senior management of the company considering the significant contribution that these employees could make to the success of the company and the achievement of integration benefits. Each option gave the grantee the right to purchase one existing AB InBev share. The exercise price of the options was set at an amount equal to the market price of the share at the time of grant. The options had a duration of 10 years from grant and would vest on 1 January 2022 and would only become exercisable provided a performance test was met by the company by 31 December 2021 at the latest. This performance test was based on an EBITDA compounded annual growth rate target and could be complemented by additional country or zone specific or function specific targets. Specific forfeiture rules applied if the employee left the company before the performance test achievement or vesting date. 3. Incentive Plan for SAB employees: options could be granted to employees of former SAB. The grant resulted from the commitment that the company made under the terms of the combination with SAB that it would, for at least one year, preserve the terms and conditions for employment of all employees that remain with the group. Each option gives the grantee the right to purchase one existing AB InBev share. The exercise price of the options is set at an amount equal to the market price of the share at the time of grant. The options have a duration of 10 years as from granting and vest after three years. Specific forfeiture rules apply if the employee leaves the company before the vesting date. 4. Long Run Stock Options Incentive Plan: options can be granted to selected members of the company’s senior management to incentivize and retain senior leaders who are considered to be instrumental in achieving the company’s ambitious long-term growth agenda over the next 10 years. Each option gives the grantee the right to purchase one existing share. The exercise price of the options is set at the closing share price on the day preceding the grant date. The options have a duration of 15 years as from granting and, in principle, vest after 5 or 10 years. The options only become exercisable provided a performance test is met by the company. This performance test is based on an organic EBITDA compounded annual growth rate target. Specific forfeiture rules apply if the employee leaves the company before the performance test achievement or vesting date. Upon recommendation of the Remuneration Committee, the Board can implement similar exceptional long-term incentive plans. AB InBev – Annual Report 2023  219

Other recurring long-term Restricted Stock Unit programs Several recurring specific long-term Restricted Stock Unit programs are in place: 1. A base long-term Restricted Stock Units program allowing for the offer of Restricted Stock Units to members of the company’s senior management. In addition to the annual Long-term Restricted Stock Units described above (see section 8.1.3.A.c Annual long-term incentives), under this program, Restricted Stock Units can be granted under other sub-plans with specific terms and conditions and for specific purposes, e.g. for special retention incentives or to compensate for assignments of expatriates in certain countries. In most cases, the Restricted Stock Units vest after three or five years without a performance test and in the event of termination of service before the vesting date, specific forfeiture rules apply. The Board may set different vesting periods for specific sub-plans or introduce performance tests in line with the company’s high-performance culture and the creation of long-term sustainable value for its shareholders. Any grant under long-term Restricted Stock Unit programs to members of the ExCom and SLT is subject to Board approval, upon recommendation of the Remuneration Committee. 2. A program allowing certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (People bet share purchase program) or (ii) newly hired employees. The voluntary investment in company shares leads to the grant of up to three Matching Shares for each share invested or, as the case may be, a number of Matching Shares corresponding to a fixed monetary value that depends on seniority level. The Matching Shares are granted in the form of Restricted Stock Units which vest after five years. In the event of termination before the vesting date, specific forfeiture rules apply. Since 2016, instead of Restricted Stock Units, stock options may also be granted under this program with similar vesting and forfeiture rules. Exchange of share ownership program From time to time, certain members of Ambev’s senior management are transferred to AB InBev and vice versa. In order to encourage management mobility and promote alignment between AB InBev’s interests and the interests of these managers, the Board has approved a program that aims at facilitating the exchange by these managers of their Ambev shares into AB InBev shares. Under the program, the Ambev shares can be exchanged for AB InBev shares based on the average share price of both the Ambev and the AB InBev shares on the date the exchange is requested. A discount of 16.66% is granted in exchange for a five-year lock-up period for the shares, provided the manager remains in service during this period. The discounted shares are forfeited in the event of termination of service before the end of the five-year lock-up period. Programs for maintaining consistency of benefits granted and for encouraging global mobility of executives Two programs which are aimed at maintaining consistency of benefits granted to executives and encouraging the international mobility of executives while complying with all legal and tax obligations are in place: 1. The Exchange program: under this program, the vesting and transferability restrictions of the Series A options granted under the November 2008 Exceptional Option Grant and of the options granted under the April 2009 Exceptional Option Grant could be released, e.g. for executives who moved to the United States. These executives were then offered the possibility to exchange their options for ordinary AB InBev shares that remained locked up until 31 December 2018 (five years longer than the original lock-up period). Since the Series A options granted under the November 2008 Exceptional Option Grant and the options granted under the April 2009 Exceptional Option Grant vested on 1 January 2014, the Exchange program is no longer relevant for these options. Instead, the Exchange program became applicable to the Series B options granted under the November 2008 Exceptional Option Grant. Under the extended program, executives who were relocated, e.g. to the United States, could be offered the possibility to exchange their Series B options for ordinary Anheuser-Busch shares that, in principle, remained locked up until 31 December 2023 (five years longer than the original lock-up period). As a variant to this program, the Board also approved the recommendation of the Remuneration Committee to allow the early release of the vesting conditions of the Series B options granted under the November 2008 Exceptional Option Grant for executives who were relocated, e.g. to the United States. The shares that resulted from the exercise of the options, in principle, remained blocked until 31 December 2023. AB InBev – Annual Report 2023  220

2. The Dividend waiver program: where applicable, the dividend protection feature of the outstanding options owned by executives who move to the United States is being cancelled. In order to compensate for the economic loss which results from this cancellation, a number of new options is granted to these executives with a value equal to this economic loss. The new options have a strike price equal to the share price on the day preceding the grant date of the options. All other terms and conditions, in particular with respect to vesting, exercise limitations and forfeiture rules of the new options are identical to the outstanding options for which the dividend protection feature is cancelled. As a consequence, the grant of these new options does not result in the grant of any additional economic benefit to the executives concerned. There is also a possible early release of vesting conditions of unvested stock options or Restricted Stock Units which are vesting within six months of the executives’ relocation. The shares that result from the early exercise of the options or the early vesting of the Restricted Stock Units must remain blocked until the end of the initial vesting period. d. Pension schemes Our executives participate in Anheuser-Busch InBev’s pension schemes in either the United States, Belgium or their home country. These schemes are in line with predominant market practices in the respective countries. They may be defined benefit plans or defined contribution plans. e. Other benefits The company is prohibited from making loans to members of the ExCom or SLT, whether for the purpose of exercising options or for any other purpose (except for routine advances for business-related expenses in accordance with the company’s rules for reimbursement of expenses). Executives and their family are eligible to participate in the Employer’s Executive benefit plans (including medical and hospitalization, death and disability plans) in effect from time to time, in line with the predominant market practices. B. Minimum threshold of shares to be held by members of the ExCom The Board has set a minimum threshold of shares of the company to be held at any time by the CEO to two years of base salary (gross) and by the other members of the ExCom to one year of base salary (gross). Newly appointed ExCom members have three years to reach such threshold following the date of their appointment. C. Main contractual terms and conditions of employment of members of the ExCom The terms and conditions of employment of the members of the ExCom are included in individual employment agreements which are concluded for an indefinite period of time. Executives are also required to comply with the company’s policies and codes such as the Code of Business Conduct and Code of Dealing and are subject to exclusivity, confidentiality and non- compete obligations under their employment agreements. The agreement typically provides that the executive’s eligibility for payment of variable compensation is determined exclusively on the basis of the achievement of company and individual targets set by the company. The specific conditions and modalities of the variable compensation are fixed separately by the company and approved by the Remuneration Committee. The termination arrangements for the ExCom members provide for a termination indemnity of 12 months of remuneration, including variable compensation, in the event of termination without cause. The variable compensation for purposes of the termination indemnity shall be calculated as the average of the variable compensation paid to the executive for the last two years of employment prior to the year of termination. In addition, if the company decides to impose upon the executive a non-compete restriction of 12 months, the executive shall be entitled to receive an additional indemnity of six months, subject to applicable laws and regulations. AB InBev – Annual Report 2023  221

D. Reclaim of variable remuneration The company’s share-based compensation and long-term incentive plans contain a malus provision for all grants made since March 2019. Such provision provides that the Restricted Stock Units and/or stock options granted to an executive will automatically expire and become null and void in the scenario where the executive is found by the Global Ethics and Compliance Committee to be (i) responsible for a material breach of the company’s Code of Business Conduct; or (ii) subject to a material adverse court or administrative decision, in each case in the period before the vesting of the Restricted Stock Units or exercise of the stock options. In addition, on 11 October 2023, the company adopted a clawback policy that applies to incentive-based compensation received by certain executives (which currently comprise the members of the ExCom). Under this policy, “incentive-based compensation” is defined broadly to include any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure (e.g. variable performance-related compensation (bonus) and annual long-term incentive performance stock units (PSUs)). The policy provides that in the event the company is required to prepare an accounting restatement of its financial statements due to the company’s material noncompliance with any financial reporting requirements under the applicable securities laws, the company will recover (on a pre-tax basis) from the relevant executives any incentive-based compensation received by such executives on or after 2 October 2023 and during the three fiscal years preceding the date the restatement was required that exceeds the amount of incentive-based compensation that otherwise would have been received had such incentive-based compensation been determined according to the applicable accounting restatement, subject to limited exceptions. The recovery of such compensation applies regardless of whether any misconduct occurred and without regard to whether an executive engaged in misconduct or otherwise caused or contributed to the requirement for a restatement. 8.2. Remuneration report This remuneration report must be read together with the remuneration policy which, to the extent necessary, should be regarded as forming part of this remuneration report. The remuneration granted to directors and members of the ExCom with respect to financial year 2023 is in line with the remuneration policy. It is designed to support the company’s high- performance culture and the creation of long-term sustainable value for its shareholders and promotes alignment with shareholders’ interests by strongly encouraging executive ownership of shares in the company. The remuneration report will be submitted to the approval of the annual shareholders’ meeting of 24 April 2024. 8.2.1. REMUNERATION REPORT RELATING TO DIRECTORS A. General overview a. Cash remuneration The fixed annual fee of the directors amounts to EUR 75,000, except for the chairperson of the Board and the chairperson of the Audit Committee whose annual fixed fees amount respectively to EUR 255,000 and EUR 127,500. In addition, a fixed annual retainer applies as follows: (a) EUR 28,000 for the chairperson of the Audit Committee, (b) EUR 14,000 for the other members of the Audit Committee, (c) EUR 14,000 for each of the chairpersons of the Finance Committee, the Remuneration Committee and the Nomination Committee, and (d) EUR 7,000 for each of the other members of the Finance Committee, the Remuneration Committee and the Nomination Committee, it being understood that the amounts of the retainers set out above are cumulative in the case of participation of a director in several committees. b. Share-based remuneration The share-based portion of the remuneration of the directors of the company is granted in the form of Restricted Stock Units corresponding to a fixed gross value per year of (i) EUR 550,000 for the chairperson of the Board, (ii) EUR 350,000 for the chairperson of the Audit Committee and (iii) EUR 200,000 for the other directors. Such Restricted Stock Units vest after five years. Each director is entitled to receive a number of Restricted Stock Units corresponding to the above amount to which such director is entitled divided by the closing price of the shares of the company on Euronext Brussels on the day preceding the annual shareholders’ meeting approving the accounts of the financial year to which the remuneration in Restricted Stock Units relates. Upon vesting, each vested Restricted Stock Unit entitles its holder to one AB InBev share (subject to any applicable withholdings). AB InBev – Annual Report 2023  222

B. Individual director remuneration

Individual director remuneration for 2023 is presented in the table below. All amounts presented are gross amounts expressed in Euro before deduction of withholding tax.

	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee	Number of Restricted Stock Units granted (5)
Maria Asuncion Aramburuzabala (1)	4	24,033	0	24,033	3,328
Martin J. Barrington	9	255,000	21,000	276,000	9,154
Lynne Biggar (2) (3)	5	50,967	9,550	60,517	0
Michele Burns	9	127,500	46,775	174,275	5,825
Sabine Chalmers	9	75,000	7,000	82,000	3,328
Paul Cornet de Ways Ruart	9	75,000	7,000	82,000	3,328
Grégoire de Spoelberch	9	75,000	14,000	89,000	3,328
Claudio Garcia	9	75,000	28,000	103,000	3,328
William F. Gifford (1) (4)	1	0	0	0	0
Paulo Lemann	9	75,000	7,000	82,000	3,328
Xiaozhi Liu (1)	4	24,033	4,450	28,483	3,328
Salvatore Mancuso (2) (4)	4	0	0	0	0
Nitin Nohria	9	75,000	7,000	82,000	3,328
Alejandro Santo Domingo	9	75,000	7,000	82,000	3,328
Aradhana Sarin (2)	4	50,967	9,550	60,517	0
Elio Leoni Sceti (1)	4	24,033	6,675	30,708	3,328
Cecilia Sicupira (1)	4	24,033	2,225	26,258	3,328
Heloisa Sicupira (2)	5	50,967	4,775	55,742	0
Alexandre Van Damme	9	75,000	7,000	82,000	3,328
Dirk Van de Put (2)	5	50,967	4,775	55,742	0
All directors as a group		**1,282,500**	**193,775**	**1,476,275**	**54,915**

(1) Member of the Board of Directors until 26 April 2023.
(2) Member of the Board of Directors since 26 April 2023.
(3) Ms. Lynne Biggar served as a strategic advisor to the Board prior to her appointment as Board member on 26 April 2023. For 2023, Ms. Biggar earned EUR 104,857 in this advisory capacity.
(4) Messrs. William F. Gifford and Salvatore Mancuso have waived their entitlement to any type of remuneration, including share-based remuneration, relating to the exercise of their mandate in 2023 and before (if applicable).
(5) No Restricted Stock Units granted to Directors vested in 2023.

AB InBev – Annual Report 2023 | 223

C. Options owned by directors

The table below sets forth, for each of the company's current directors, the number of LTI stock options they owned as of 31 December 2023 (1). LTI options are no longer awarded to directors (last grant on 25 April 2018)[1].

	LTI 26	LTI 25	LTI 24	LTI 23	LTI 22	
Grant date	**25 Apr 2018**	**26 Apr 2017**	**27 Apr 2016**	**29 Apr 2015**	**30 Apr 2014**	
Vesting date	**25 Apr 2023**	**26 Apr 2022**	**27 Apr 2021**	**29 Apr 2020**	**30 Apr 2019**	**Number of LTI stock options owned**
Expiry date	**24 Apr 2028**	**25 Apr 2027**	**26 Apr 2026**	**28 Apr 2025**	**29 Apr 2024**	
Martin J. Barrington	0	0	0	0	0	0
Lynne Biggar	0	0	0	0	0	0
Michele Burns	25,500	25,500	25,500	0	0	76,500
Sabine Chalmers (2)	0	0	0	0	0	0
Paul Cornet de Ways Ruart	15,000	15,000	15,000	15,000	15,000	75,000
Grégoire de Spoelberch	15,000	15,000	15,000	15,000	15,000	75,000
Claudio Garcia (2)	0	0	0	0	0	0
Paulo Lemann	15,000	15,000	15,000	15,000	0	60,000
Salvatore Mancuso	0	0	0	0	0	0
Nitin Nohria	0	0	0	0	0	0
Alejandro Santo Domingo	15,000	15,000	0	0	0	30,000
Aradhana Sarin	0	0	0	0	0	0
Heloisa Sicupira	0	0	0	0	0	0
Alexandre Van Damme	15,000	15,000	15,000	15,000	15,000	75,000
Dirk Van de Put	0	0	0	0	0	0
Strike price (Euro)	**84.47**	**104.50**	**113.25**	**113.10**	**80.83**	

(1) At the annual shareholders' meeting of 30 April 2014, all outstanding LTI warrants were converted into LTI stock options, i.e. the right to purchase existing ordinary shares instead of the right to subscribe to newly issued shares. All other terms and conditions of the outstanding LTI warrants remained unchanged. In 2023, no LTI stock options listed in the above table were exercised by directors.

(2) Claudio Garcia and Sabine Chalmers do not hold stock options under the company's LTI Stock Options Plan for directors. However, they do still hold certain LTI stock options that were awarded to them in the past in their capacity as executives of the company. Out of these, in 2023 Claudio Garcia exercised 331,360 LTI stock options granted on 25 November 2008 with an exercise price of EUR 10.32 and 177,021 LTI stock options granted on 1 December 2009 with an exercise price of EUR 33.24.

1 Until 31 December 2018, the company had a long-term incentive (LTI) stock option plan for directors. All LTI grants to directors were in the form of stock options on existing shares with the following features:

- an exercise price equal to the market price of the share at the time of granting;
- a maximum lifetime of 10 years and an exercise period that starts after five years; and
- the LTI stock options cliff vest after five years. Unvested LTI stock options are subject to forfeiture provisions in the event that the directorship is not renewed upon the expiry of its term or is terminated in the course of its term, both due to a breach of duty by the director.

This LTI stock option plan was replaced in 2019 with the RSU Plan described in section 8.2.1.A.b.

AB InBev – Annual Report 2023 | 224

D. Restricted Stock Units owned by directors

The table below sets forth, for each of the company's current directors, the number of Restricted Stock Units they owned as of 31 December 2023:

Grant Date	24 April 2019	3 June 2020	28 April 2021	27 April 2022	26 April 2023	Number of Restricted Stock Units owned (2)
Vesting Date	**24 April 2024**	**3 June 2025**	**28 April 2026**	**27 April 2027**	**26 April 2028**	
Martin J. Barrington	1,661	12,823	9,758	10,221	9,270	43,733
Lynne Biggar	0	0	0	0	0	0
Michele Burns	4,681	8,159	6,209	6,504	5,899	31,452
Sabine Chalmers	0	4,661	3,546	3,716	3,370	15,293
Paul Cornet de Ways Ruart	2,673	4,661	3,546	3,716	3,370	17,966
Grégoire de Spoelberch	2,673	4,661	3,546	3,716	3,370	17,966
Claudio Garcia	0	4,661	3,546	3,716	3,370	15,293
Paulo Lemann	2,673	4,661	3,546	3,716	3,370	17,966
Salvatore Mancuso (1)	0	0	0	0	0	0
Nitin Nohria	0	0	0	0	3,370	3,370
Alejandro Santo Domingo	2,673	4,661	3,546	3,716	3,370	17,966
Aradhana Sarin	0	0	0	0	0	0
Heloisa Sicupira	0	0	0	0	0	0
Alexandre Van Damme	2,673	4,661	3,546	3,716	3,370	17,966
Dirk Van de Put	0	0	0	0	0	0
All directors as a group	**19,707**	**53,609**	**40,789**	**42,737**	**42,129**	**198,971**

(1) Salvatore Mancuso has waived his entitlement to any type of remuneration, including share-based remuneration, relating to the exercise of his mandate in 2023.

(2) No Restricted Stock Units granted to Directors vested in 2023.

AB InBev – Annual Report 2023 | 225

8.2.2. REMUNERATION REPORT RELATING TO THE EXCOM Except as provided otherwise, the information in this section relates to the members of the ExCom as at 31 December 2023. A. Components of executive remuneration a. General Overview and Peer Groups General Overview Executive remuneration generally consists of (a) fixed base salary, (b) variable performance-related compensation (bonus), (c) long-term incentives in the form of long-term Restricted Stock Units, long-term Performance Stock Units and/or long- term stock options, (d) pension schemes (e) other components. All amounts shown below are gross amounts before deduction of withholding taxes and social security. The ratio between fixed remuneration (consisting of items (a), (d) and (e) listed above) and on-target variable remuneration (consisting of items (b) and (c) listed above) depends on seniority levels of the executives. Our remuneration structure places a significant emphasis on share-based components, resulting in items (b) and (c) being of a relatively higher weight assuming all performance and other requirements are fully met. Variable compensation is key to the company’s compensation system and is aimed at rewarding executives’ short- and long-term performance. For the CEO, the award value of on-target variable remuneration for 2023 could amount to up to 94% of his total on-target compensation, assuming all performance and other requirements are fully met. For the other members of the ExCom, the award value of on-target variable remuneration for 2023 could on average amount to up to 89% of their total on-target compensation, assuming all performance and other requirements are fully met. Peer Groups To promote alignment with market practice, executives’ total compensation is reviewed against benchmarks (see section 8.1.3.A. of our remuneration policy). The Compensation Peer Group that was used as the benchmark for financial year 2023 was composed of the following companies: 2023 Compensation Peer Group Accenture Johnson & Johnson Oracle Altria Kraft Heinz PepsiCo Apple LVMH Philip Morris Coca-Cola McDonald’s Procter & Gamble Comcast Merck Starbucks Diageo Microsoft Walt Disney FedEx Nike IBM Omnicom The Company also establishes a peer group to assess its three-year Total Shareholder Return (TSR) relative to the TSR realized for that period by a representative sample of 16 listed companies belonging to the consumer goods sector (the TSR Peer Group) (see section 8.1.3.A.c. of our remuneration policy). The below TSR Peer Group was used for Performance Stock Units granted in 2023: 2023 TSR Peer Group 3M Heineken Procter & Gamble Altria Kraft Heinz Reckitt Benckiser Carlsberg Mondelez Starbucks Coca-Cola Nestlé Unilever Colgate-Palmolive PepsiCo Diageo Philip Morris AB InBev – Annual Report 2023  226

b. Base salary In 2023, based on his employment contract, Michel Doukeris earned a fixed annual base salary of EUR 1.29 million (USD 1.39 million), while the other members of the ExCom earned an aggregate annual base salary of EUR 2.02 million (USD 2.19 million). c. Variable performance-related compensation (bonus) – Share-based compensation plan The effective payout of variable performance-based compensation (bonus) in respect of financial year 2023 is directly correlated with performance, i.e. linked to the achievement of total company, business unit and individual targets, all of which are based on performance metrics, whereby below a hurdle of individual target achievement, no variable compensation is earned. The Board of Directors sets targets for eligibility to a bonus payout. Company and business unit targets are based on performance metrics which focus on top-line growth, profitability and long-term value creation. The individual targets are derived from the Company’s ten-year plan which is the foundation of our strategy and which is defined by three strategic pillars: Lead and Grow the Category, Digitize and Monetize our Ecosystem and Optimize our Business. For financial year 2023, the performance metrics for the ExCom and their relative weights were: Component Weighting Performance measures Company targets Organic EBITDA 40% Organic Net Revenue (40%) Business Unit targets Organic EBITDA (30%) Organic Cash Flow (30%) 30% Targets based on the strategic pillars underlying our 10- Individual targets year plan 30% Variable compensation (bonus) for performance in 2023 – To be paid in March 2024 Based on its performance and results in 2023, the company partially achieved its aggregated company and business unit performance targets. For the year 2023, Michel Doukeris earned a bonus of EUR 4.20 million (USD 4.54 million). The other members of the ExCom (as at 31 December 2023) earned an aggregate bonus of EUR 3.43 million (USD 3.71 million). The amount of variable compensation (bonus) is based on the company’s performance during the year 2023 and the executive’s individual target achievement. The variable compensation will be paid in or around March 2024. Executives will receive their bonus for financial year 2023 in cash but are encouraged to invest some or all of its value in Voluntary Shares. Such voluntary investment leads to a discount of up to 20% and a grant of one and a half (1.5) Matching Shares by the company for each Voluntary Share invested up to a limited total percentage of each executive’s bonus in accordance with the remuneration policy of the company. Variable compensation (bonus) for performance in 2022 – Paid in March 2023 The following table sets forth information regarding the number of Voluntary Shares acquired by, and Matching Shares and Discounted Shares granted to, our CEO and the other members of our ExCom in March 2023 under the Share-based compensation plan in respect of the variable compensation (bonus) awarded for performance in 2022 as described in the remuneration report for financial year 2022. The CEO and the other members of our ExCom invested the full amunt of their bonus in Voluntary Shares. The Matching Shares (in an amount of one and a half (1.5) Matching Shares for each Voluntary Share) and Discounted Shares were granted in the form of Restricted Stock Units which will vest after three years (on 6 March 2026) in accordance with the remuneration policy of the company. In the event the executive leaves the company before the vesting date, specific forfeiture rules apply. AB InBev – Annual Report 2023  227

Name	Voluntary Shares Acquired	Matching and Discounted Shares Granted
Michel Doukeris (CEO)	49,670	133,157
David Almeida	11,251	34,611
John Blood	12,787	35,921
Fernando Tennenbaum	16,951	47,842

d. Long-term incentives

Annual long-term incentive restricted stock units (RSUs)

On 11 December 2023, annual long-term Restricted Stock Units for 2023 were granted to Michel Doukeris (38,906 RSUs), David Almeida (30,459 RSUs), John Blood (14,797 RSUs) and Fernando Tennenbaum (33,334 RSUs). In accordance with the remuneration policy, these Restricted Stock Units cliff vest over a three-year period (11 December 2026). In the event the executive leaves the company before the vesting date, specific forfeiture rules apply.

Annual long-term incentive performance stock units (PSUs)

On 11 December 2023, annual long-term Performance Stock Units (PSUs) for 2023 were granted to Michel Doukeris (9,994 PSUs), David Almeida (8,736 PSUs), John Blood (4,958 PSUs) and Fernando Tennenbaum (9,654 PSUs).

The Performance Stock Units cliff vest over a three-year period (11 December 2026). In the event the executive leaves the company before the vesting date, specific forfeiture rules apply.

See section 8.2.2.A.a. for the applicable TSR Peer Group.

Exceptional long-term incentives

In 2023, no grants were made to members of the ExCom under the historic exceptional long-term incentive plans described in section 8.1.3.A.c.

Recurring Specific long-term Restricted Stock Unit programs

In 2023, no grants were made to members of the ExCom under the company's other recurring specific long-term Restricted Stock Unit programs (as described in section 8.1.3.A.c.).

Exchange of share ownership program

In 2023, no member of the ExCom participated in the company's exchange of share ownership program (as described in section 8.1.3.A.c).

Programs for maintaining consistency of benefits granted and for encouraging global mobility of executives

In 2023, no member of the ExCom participated in any of the company's programs for maintaining consistency of benefits granted and for encouraging global mobility of executives (as described in section 8.1.3.A.c).

e. Pension schemes

The CEO and the other members of the ExCom participate in a defined contribution plan. The annual contribution that was paid by the company for Michel Doukeris amounted to approximately USD 0.20 million in 2023. The contributions for the other members of the ExCom amounted to approximately USD 0.03 million in aggregate in 2023.

f. Other benefits

Executives are also entitled to disability, life, medical (including vision and dental) and Group Variable Universal Life (GVUL) insurance and perquisites that are competitive with market practices, the costs of which together amounted in 2023 to approximately USD 0.03 million for Michel Doukeris and approximately USD 0.08 million in aggregate for the other members of the ExCom.

AB InBev – Annual Report 2023 | 228

B. Minimum threshold of shares to be held by members of the ExCom

The Board has set a minimum threshold of shares of the company to be held at any time by the CEO to two years of base salary (gross) and by the other members of the ExCom to one year of base salary (gross). Newly appointed ExCom members have three years to reach such threshold following the date of their appointment.

C. Main contractual terms and conditions of employment of members of the Executive Committee (ExCom) in 2022

See section 8.1.3.C for a description of the main contractual terms and conditions of employment of members of the ExCom, including termination arrangements.

D. Reclaim of variable remuneration

Malus provisions have been included in the share-based compensation and long-term incentive plans relating to grants made in 2023 (see section 8.1.3.D.).

In addition, on 11 October 2023, the Company adopted a clawback policy that applies to incentive-based compensation received by certain executives of the company (which currently comprise the members of the ExCom) (see section 8.1.3.D.).

No variable remuneration was reclaimed in 2023.

E. Options owned by members of the ExCom

The table below sets forth the number of LTI stock options owned by the members of our ExCom as of 31 December 2023 under the annual LTI stock option plan (see section 8.1.3.A.c).

	LTI options	LTI options	LTI options	LTI options	LTI options
Grant date	02 Dec 2013	01 Dec 2014	01 Dec 2015	22 Dec 2015	01 Dec 2016
Vesting date	02 Dec 2018	01 Dec 2019	01 Dec 2020	22 Dec 2020	01 Dec 2021
Expiry date	01 Dec 2023	30 Nov 2024	30 Nov 2025	21 Dec 2025	30 Nov 2026
ExCom (1)	0(2)	113,468	36,035	45,837	36,728
Strike price (EUR)	75.15	94.46	121.95	113.00	98.04

	LTI options	LTI options	LTI options	LTI options	LTI options
Grant date	20 Jan 2017	01 Dec 2017	22 Jan 2018	25 Jan 2019	02 Dec 2019
Vesting date	20 Jan 2022	01 Dec 2022	22 Jan 2023	25 Jan 2024	02 Dec 2024
Expiry date	19 Jan 2027	30 Nov 2027	21 Jan 2028	24 Jan 2029	01 Dec 2029
ExCom (1)	75,756	19,112	146,486 (3)	306,794	377,402
Strike price (EUR)	98.85	96.70	94.36	65.70	71.87

(1) No options were exercised in 2023 by members of the ExCom.

(2) The following options granted on 2 December 2013 expired on 1 December 2023:
- 33,573 options held by Michel Doukeris
- 26,772 options held by David Almeida.
- 17,886 options held by Fernando Tennenbaum.
- 5,691 options held by John Blood.

(3) The following options granted on 22 January 2018 vested on 22 January 2023 with an exercise price of EUR 94.36:
- 69,806 options held by Michel Doukeris.
- 55,527 options held by David Almeida.
- 21,153 options held by John Blood.

AB InBev – Annual Report 2023 | 229

(1) The table below sets forth the number of options owned by the members of the ExCom as of 31 December 2023 under the November 2008 Exceptional Option Grant. November 2008 Exceptional Grant options Series B – Dividend Waiver 09 Grant date 1 Dec 2009 Vesting date 01 Jan 2019 Expiry date 24 Nov 2023 (2) ExCom 0 Strike price (EUR) 33.24 (1) The outstanding stock options had a duration of 15 years as from granting and vested on 1 January 2019. The exercise of the stock options is subject, among other things, to the condition that the company meets a performance test. This performance test, which was met, required the net debt/EBITDA, as defined (adjusted for exceptional items) ratio to fall below 2.5 before 31 December 2013. (2) The following options granted on 1 December 2009 with a strike price of EUR 33.24 were exercised in 2023: • 228,943 options held by David Almeida. The table below sets forth the number of options granted under exceptional long-term plans owned by the members of the ExCom as of 31 December 2023 (see section 8.1.3. A.c). Long Run Stock Options March 2020 Stock Option Incentive Plan Incentive Grant date 1 Dec 2017 25 Mar 2020 (1) Vesting date 1 Jan 2028 25 Mar 2025 Expiry date 31 Dec 2032 24 Mar 2030 (2) ExCom 2,503,130 4,980,927 Strike price (EUR) 96.70 40.40 (1) The exercisability of the Long Run Stock Options is subject, among other things, to the condition that the company meets a performance test. This performance test is based on an organic EBITDA compounded annual growth rate target. (2) No options were exercised in 2023 by members of the ExCom. AB InBev – Annual Report 2023  230

F. Restricted Stock Units owned by members of the ExCom

The table below sets forth the number of Restricted Stock Units owned by the members of the ExCom as of 31 December 2023[(1)].

	December 2014 Exceptional RSU B	Matching Shares March 2018	August 2018 Performance RSU	Matching Shares March 2019	Matching Shares July 2019	Matching Shares March 2020
Grant date	17 Dec 2014	2 Mar 2018	14 Aug 2018	4 Mar 2019	29 Jul 2019	2 Mar 2020
Vesting date	17 Dec 2024	2 Mar 2023	14 Aug 2028	4 Mar 2024	29 Jul 2024	2 Mar 2025
ExCom	11,041	0	56,132	17,334	43,133	11,073

	March 2020 RSU grant	December 2020 LTI RSU A	December 2020 LTI RSU B	December 2021 LTI RSU A	December 2021 LTI RSU B	March 2022 LTI RSU grant A
Grant date	25 Mar 2020	14 Dec 2020	14 Dec 2020	13 Dec 2021	13 Dec 2021	1 Mar 2022
Vesting date	25 Mar 2025	14 Dec 2023	14 Dec 2025	13 Dec 2024	13 Dec 2026	1 Mar 2025
ExCom	1,308,417	0	36,507	26,646	26,646	70,344

	March 2022 LTI RSU grant B	Matching Shares March 2022 grant A	Matching Shares March 2022 grant B	December 2022 LTI RSU	Matching Shares March 2023	December 2023 LTI RSU
Grant date	1 Mar 2022	1 Mar 2022	1 Mar 2022	14 Dec 2022	6 Mar 2023	11 Dec 2023
Vesting date	1 Mar 2027	1 Mar 2025	1 Mar 2027	14 Dec 2025	6 Mar 2026	11 Dec 2026
ExCom	70,344	316,709	316,707	361,687	254,744	117,496

(1) The following Restricted Stock Units vested in 2023:

- 34,763, 31,435, 6,053 and 6,952 Restricted Stock Units granted on 2 March 2018 respectively held by Michel Doukeris, David Almeida, Fernando Tennenbaum and John Blood vested on 2 March 2023 at a price of EUR 56.62.
- 16,496, 7,332, 6,110 and 6,110 Restricted Stock Units granted on 14 December 2020 respectively held by Michel Doukeris, David Almeida, Fernando Tennenbaum and John Blood vested on 14 December 2023 at a price of EUR 57.42.

G. Performance stock units owned by members of the ExCom

The table below sets forth the number of Performance Stock Units owned by the members of the ExCom as of 31 December 2023.

	December 2022 LTI PSU	December 2023 LTI PSU
Grant date	14 Dec 2022	12 Dec 2023
Vesting date	14 Dec 2025	12 Dec 2026
ExCom	97,993	33,342

8.2.3. PAY RATIO

For 2023, the ratio between the remuneration of the highest paid member of the ExCom and the lowest paid employee of the Company (Anheuser-Busch InBev SA/NV) was 184.8 to one.

For purposes of calculating the ratio, the following components have been taken into account to determine the total remuneration for 2023: (a) base salary, (b) variable performance-related compensation (bonus) definitively acquired in 2023 (if any), (c) long-term incentives vested in 2023 (if any), (d) pension contributions and (e) other cash and non-cash benefits (e.g. health plans, etc.). Expat allowances (if any) have been excluded from the calculation, since they mainly represent the reimbursement of additional expenses incurred by the employee as a result of the assignment abroad.

Our pay ratio may vary significantly year-to-year due to a number of factors such as the high proportion of variable performance related compensation (bonus) and long-term incentives in the total compensation package for our top management (including the members of the ExCom) and exchange rate movements between reporting years.

AB InBev – Annual Report 2023 | 231

8.2.4. COMPARATIVE INFORMATION ON THE CHANGE OF REMUNERATION AND COMPANY PERFORMANCE

The below table contains information on the annual change of (i) the remuneration of the directors and the members of the ExCom, (ii) the performance of the company and (iii) the average remuneration on a full-time equivalent basis of employees of the company (other than the persons under item (i)), over the five most recent financial years.

As explained in section 8.2.3 above, ExCom remuneration varies significantly year-to-year due to a number of factors such as the high proportion of variable performance related compensation (bonus) and long-term incentives in the total compensation package for our top management (including the members of the ExCom) and exchange rate movements between reporting years.

Comparative table on the change of remuneration and company performance over the last five reported financial years

Annual change in %	2019 vs 2018	2020 vs 2019	2021 vs 2020	2022 vs 2021	2023 vs 2022
1. Average remuneration of the directors (total)					
Board Members[1]	6%	0%	0%	0%	0%
2. Average remuneration of the ExCom members (total)					
ExCom Members[2]	> 100%[3]	(97%)	>100%[4]	(27%)	19%
3. AB InBev performance (Group)					
EBITDA (organic)[5]	3%	(13%)	12%	7%	7%
Net Revenue (organic)[5]	4%	(4%)	16%	11%	8%
GHG Emissions[6]	(10%)	(7%)	(22%)	(8%)	(4%)
4. Average remuneration on a FTE basis of employees of the Company					
Employees of the Company[7]	48%	4%	22%	(14%)	(3%)

Explanatory notes

1. Average remuneration of Board members for a given financial year calculated on the basis of total value of cash components due in respect of the relevant year and the value (if any) of share based components that vested during such year, divided by the number of directors that sat on the Board as per the end of that year (excluding directors, if any, who have waived their entitlement to director remuneration).
2. Average remuneration of the members of the ExCom calculated on the basis of the total value of cash components (i.e. base salary, bonus, benefits, etc.) due in respect of the relevant year and the value (if any) of share-based components that vested during such year, for all executives who sat on the ExCom as per the end of that year. On the same basis, for financial year 2023, the proportion of fixed and variable remuneration of the CEO is 17%/83% and the average relative proportion of fixed and variable remuneration of the other members of the ExCom is 24%/76%.

   For the purposes of the average remuneration of the members of the ExCom for 2021, we considered the amounts for the respective periods as CEO for Carlos Brito (until 30 June 2021) and Michel Doukeris (as from 1 July 2021).
3. The significant increase between 2019 and 2018 is driven by the vesting on 1 January 2019 of the following aggregate stock options granted in 2008 and 2009 to three ExCom members (as of 2019): (a) 2.2 million November 2008 Exceptional Grant Options (series B) with a strike price of EUR 10.32, (b) 0.36 million November 2008 Exceptional Grant Options (series B) with a strike price of EUR 10.50, and (c) 1.6 million Dividend Waiver Series Options of December 2009 with a strike price of EUR 33.24. The share price on the vesting date was EUR 57.40.
4. The significant increase between 2021 and 2020 is because for the year 2020, no bonus was earned by the members of the ExCom, whereas for the year 2021, the members of the ExCom earned a bonus of EUR 12.9 million (USD 15.3 million) in aggregate.
5. Based on organic Group EBITDA and organic Net Revenue numbers reported in the full year results announcement published by the company for the relevant financial year. The 2018 results were restated considering (i) the adoption of new IFRS rules on lease accounting (IFRS 16 Leases) under the full retrospective approach on 1 January 2019 and (ii) the classification of our Australian business as discontinued operations.
6. Based on GHG Emissions Scope 1+2 (kgCO2e/hl) numbers for the AB InBev Group.
7. Calculated on a Belgian GAAP basis (the sum of line items 620, 622, 623 and 624 of the statutory annual accounts divided by the number of FTE of Anheuser-Busch InBev SA/NV set forth in line item 1003 in the social balance annex to the statutory accounts).

AB InBev – Annual Report 2023 | 232

CONTACTS

Registered Office

AB InBev
Grand-Place 1
1000 Brussels
Belgium

Global Headquarters - Belgium

AB InBev
Brouwerijplein 1
3000 Leuven
Belgium

Functional Management Office

AB InBev
250 Park Avenue
Floor 2
New York, NY 10177
United States

Africa

South African Breweries
65 Park Lane
Sandown
Johannesburg
South Africa

Asia Pacific

26F Raffles City Shanghai Office Tower
268 Middle Xizang Road
Shanghai, 200001
China

Europe InBev Belgium

Brouwerijplein 1
3000 Leuven
Belgium

Latin America COPEC

Bavaria
Carrera 53A 127-35
Bogotá
Colombia

Latin America North

Cervejaria Ambev
Corporate Park
Rua Dr. Renato Paes de Barros 1017 4th Floor
04530-001, Sao Paulo
Brazil

Latin America South

Cervecería y Maltería Quilmes
Av. 12 de Octubre y Gran Canaraia s/n
(B1878AAB) Quilmes
Provincia de Buenos Aires
Argentina

Middle Americas

Grupo Modelo S.A. de C.V.
Cerrada de Palomas 22, piso 5
Colonia Reforma Social
CP 11650
Mexico

North America

Anheuser-Busch Co. Inc.
One Busch Place
St. Louis, MO 63118
United States

AB InBev - Annual report 2023 - 233

REGISTERED **TRADEMARKS**

The following brands are among the registered trademarks of Anheuser-Busch InBev SA/NV or one of its affiliated companies:

Global brands

Budweiser, Corona, Stella Artois and Michelob ULTRA

International brands

Beck's, Castle, Hoegaarden and Leffe

Local brands

10 Barrel, 2M, Aguila, Alexander Keith's, Alta Palla, Ama, Andes, Antarctica, Antarctica Sub-Zero, Archibald, Atlas, Babe, Balboa, Bathtub Gin, Barrilito, Bass, BBC, Beck's Ice, Becker, Belle-Vue, Birra del Borgo, Black Crown Gin, Blasfemia, Blue Point, Boddingtons, Bohemia, Boxing Cat, Brahma, Brahma Double Malt, Breckenridge, Brutal Fruit, Bud Zero, Bud 66, Bud Light, Bud Light Seltzer, Busch, Busch Light, Cafri, Camden Town, Camden Hells, Carling Black Label, Cass, Castle Lager, Castle Lite, Club, Club Colombia, Colorado, Corona Agua Rifada, Corona Sunbrew, Corona Tropical, Cristal, Cubanisto, Cucapá, Cusqueña, Cutwater, Devils Backbone, Diebels, Diekirch, Eagle Lager, Elysian, Estrella Jalisco, Flying Fish, Four Peaks, Franziskaner, Ginette, Golden Road, Goose Island, Guaraná Antarctica, Haake-Beck, HANMAC, Harbin, Harbin Cristal, Harbin Ice, Harbin 1900, Hasseröder, Hayward 5000, Hero, Hertog Jan, HiBall, Impala, Jinling, Julius, Jupiler, Kaiba, Karbach, Kilimanjaro, King of Beers, Kokanee, Kombrewcha, Kona, Kwak, Labatt, Lakeport, La Virgen, Leffe 0.0, Leon, Löwenbräu, Mackeson, Magnífica, Mexicali, Mike's, Mike's Hard Seltzer, Mill Street, Modelo, Modelo Especial, Modelo Pura Malta, Montejo, Mosi, Nativa, Natty Daddy, Natural Light, Natural Light Seltzer, Negra Modelo, Norte, Nossa, Nuestra Siembra, NÜTRL, O'Doul's, OB, Oland, Paceña, Pacifico, Patagonia, Patricia, Pilsen, Pilsen Callao, Pilsener, Poker, Pony Malta, Presidente, Pure Draught, Quilmes, Quilmes Zero, Redd's, Safari, Salva Vida, Sedrin, Shiliang, Shock Top, Skol, Spaten, Stanley Park, Tijuana, Tripel Karmeliet, Trophy, Tropical, Vieux Temps, Victoria, Wäls, Whitbread, Wicked Weed.

For some of our most recent innovations, trademark applications are still pending and haven't matured to registration yet.

The following brands are registered trademarks co-owned with third parties:

- PerfectDraft: co-owned with Koninklijke Philips N.V.
- Clean Waves: co-owned with Parley LLC

Responsible Editor

Donna Lorenson

Project Lead

Michaël Cloots

Special thanks to all our colleagues from AB InBev who made this Annual Report a reality.

Design and Production

ChrisCom

FSC www.fsc.org MIX Paper from responsible sources FSC® C008551

U kan dit rapport in het Nederlands raadplegen op onze website: www.ab-inbev. com

Vous pouvez consulter ce rapport en français sur notre site web: www.ab-inbev.com

Anheuser-Busch InBev NV/SA
Brouwerijplein 1B-3000 Leuven
Belgium
Tel: +32 16 276 111

Register of Companies

0417.497.106

AB InBev - Annual report 2023 - 234